UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.

Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12	Bovespa –	BBDC3 (common) and BBDC4 (preferred)	NYSE – BBD	Latibex – XBBDC

Indicators	Main Indicators (%)

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.	YTD

CDI	4.31	4.04	3.12	3.03	13.93
Ibovespa	5.93	13.44	22.01	2.99	20.69
USD – Commercial Rate	5.33	(7.19)	(1.66)	(4.10)	(5.61)
IGP-M	0.99	0.70	1.54	1.11	4.28
IPCA – IBGE	1.67	1.44	1.12	1.26	2.96
TJLP	2.35	2.18	1.67	1.59	7.25
TR	0.63	0.51	0.47	0.48	2.00
Savings Deposits	2.15	2.03	1.98	1.99	8.29
Number of Business Days	62	63	61	62	248

Indicators	Closing Amount

	2005	2006		2007

	December	March	December	March

USD – Commercial Rate for Sale – (R$)	2.3407	2.1724	2.1380	2.0504
Euro – (R$)	2.7691	2.6327	2.8202	2.7389
Country Risk (Points)	305	235	193	167
Selic – Copom Base Rate (% p.a.)	18.00	16.50	13.25	12.75
Pre-BM&F Rate – 1 year (% p.a.)	16.40	14.84	12.38	11.85

	Compulsory Deposit Rates (%)					Rates and Limits (%)

Deposits	2005	2006		2007	Items	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.		4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Demand Deposits (1)	45	45	45	45	Income Tax	25	25	25	25
Additional (2)	8	8	8	8	Social Contribution	9	9	9	9
Time Deposits (3)	15	15	15	15	PIS (1)	0.65	0.65	0.65	0.65
Additional (2)	8	8	8	8	COFINS (2)	4	4	4	4
Savings Account (4)	20	20	20	20	Legal Reserve on Net Income	5	5	5	5
Additional (2)	10	10	10	10	Maximum Fixed Assets (3)	50	50	50	50
					Capital Adequacy Ratio Basel (4)	11	11	11	11

(1) Cash deposit – No remuneration.	(1) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2) Cash deposit – Compensation by Selic rate.	(2) The rate applicable to non-financial and similar companies is 7.60% (non-cumulative Cofins).
(3) Restricted Securities – From the amount calculated at 15%, R$300 million may be	(3) Maximum Fixed Assets are applied over Reference Equity.
deducted.	(4) Reference Equity may not be lower than 11% of Weighted Assets.
(4) Cash deposit – Compensation by Reference Rate (TR) + interest of 6.17% p.a.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relative to our business, which are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements however, are not guarantees of future performance and involve risks and uncertainties, which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations; increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, adversely affect our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place excessive reliance on these forward-looking statements. These statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Risk Factors and Critical Accounting Practices

To assure Bradesco’s adhesion to the best international practices for transparency and corporate governance, we point out “Risk Factors” and “Critical Accounting Practices”. We consider these factors and practices the most significant and those which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gap that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions have direct impact on our business and on the market price of our stocks and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent intervention by the Brazilian Government and volatile economic cycles. In addition, our financial condition and the market price of our stocks and ADSs may also be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as: fluctuations in exchange rates, interest rate, inflation rates, and other political, diplomatic, social and economic developments inside and outside Brazil that affect the country.

In the past, the Brazilian Government has often changed monetary, fiscal and taxation policies to influence the course of Brazil’s economy. We cannot predict which measures or policies the Brazilian Government may take in response to the current or future situation of the Brazilian economy or how the Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) If Brazil undergoes a period of high inflation in the future, our revenues and the market price of our stocks and ADSs may be reduced

In the last 15 years, Brazil has undergone extremely high inflation rates, with annual rates (IGP – DI from Fundação Getulio Vargas) reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994. More recently, Brazil’s inflation rates were 7.7% in 2003, 12.1% in 2004, 1.2% in 2005 and 3.8% in 2006. Inflation and governmental measures to combat it have had in past years significant negative effects on the Brazilian economy. In addition, public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil suffers a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor’s confidence lags, the price of our stocks and ADSs may drop. Inflationary pressures may also curtail our ability to access foreign financial markets and may occasionally lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets by Brazilian companies is influenced by the perception of risk in emerging economies, which may harm our ability to finance our operations

Since the end of 1997, and in particular during the last five years, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods, Brazil has experienced an outflow of U.S. dollars, while Brazilian companies have borne higher costs to raise funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous for us.

II

4) Developments in other emerging markets may adversely affect the market price of our stocks and ADSs

The market price of our stocks and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are influenced by the local and other emerging countries’ economy, especially those in Latin America, including Argentina, which is one of Brazil’s principal trading partners. Although economic conditions are different in each country, investors’ reaction to developments in one country may affect the securities markets and the securities of issuance in other countries, including Brazil.

Occasionally, developments in other countries have adversely affected the market price of our and other Brazilian companies’ stocks, as investors’ high risk perception due to crisis in other emerging markets may lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the economic situation in Argentina and Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market price of our stocks and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian Government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may adversely affect our operations and results

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum capital requirements, compulsory deposits, loan limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended. Besides, the enforcement or interpretation of laws and regulations could change, and new laws and regulations could be adopted. Such changes could materially affect in a negative manner our operations and our results.

Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian bank and insurance industries may adversely affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and public and private insurance companies. Brazilian regulations raise limited barriers only to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the growing presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown the competition both in the banking and insurance industries. The privatization of publicly-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things: limiting our ability to increase our customer base and expand our operations; reducing our profit margins on the banking, insurance, leasing services and other products we offer; and increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) The majority of our common stocks are held by two stockholders, whose interests may conflict with other investors’ interests

On March 31, 2007 Cidade de Deus – Companhia Comercial de Participações held 48.46% of our common stocks and Fundação Bradesco directly and indirectly held 47.25% of our common stocks. As a result, these stockholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other stockholders, as well as to approve related-party transactions or corporate reorganizations.

III

Critical Accounting Practices

Bradesco’s results are susceptible to accounting policies, assumptions and estimates. It is incumbent upon the Management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates when preparing the financial statements.

Our relevant accounting policies are outlined in the note 3 to the consolidated financial statements included in chapter 8 of this Report.

The following 5 items outline the accounting policies deemed as critical, in terms of materiality, as well as areas requiring a greater judgment and estimate or involving a higher level of complexity, affecting our financial condition and the results of our operations. The accounting estimates made under such context impel us to make assumptions on highly uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses, which include leasing operations and other operations with loan characteristic, based on the analysis of our portfolio, including probable losses estimate in these segments at the end of each period.

The determination of allowance for loan losses amount by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extension of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise loan operations on an individual basis, we make judgments related to the factors, which most probably should affect the risk levels and which specific credit rating we should attribute. Additional factors, which may affect our determination of allowance for loan losses include:

– general economic conditions in Brazil and conditions of relevant sector;

– previous experience with borrower or relevant sector of economy, including losses recent experience;

– credit quality trends;

– guarantees amounts of a loan operation;

– volume, composition and growth of our loan operations portfolio;

– Brazilian Government’s monetary policy; and

– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a positive fluctuation of 1% in delinquency ratio expected for our loan operations portfolio in full performance on March 31, 2007, the allowance for loan losses would increase approximately R$43 million. Such sensitivity analysis is hypothetical and intends to illustrate the risk rating and loss severity impact on our allowance for loan losses and, thus, must not be considered as an observation of our expectations for future determinations of risk rating or future alterations in loss severity. In view of the procedures we observe, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses, see content of loan operations included in Chapter 3 and notes 3e and 10 included in the Chapter 8 hereof.

2) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit.

We estimate the fair value by using market-quoted prices when available. We observe that the fair value may be affected by the volume of shares traded and also may not reflect the “control premiums” resulting from shareholders’ agreements, those holding significant investments. However, the Management believes that market-quoted prices are the fair value best indicators.

IV

When market-quoted prices are not available, we use models to estimate the fair value. The factors used in these models include distributors’ quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates, options volatility, when these are relevant and available.

In the determination of fair value, when market-quoted prices are not available, we have the Management’s judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality of information we receive. For instance, reliable market data, when estimating the impact of maintaining a high position are generally limited. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or the model itself makes correlations or incorrect assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine if a decline in fair value below the up-to-date cost of a security held to maturity or security available for sale is not temporary, so that to require we recognize a devaluation of up-to-date cost and we may reflect such reduction as expense. In the assessment, if devaluation is not temporary, the Management decides the historical period to be considered and the level of severity of a loss.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of securities and derivative financial instruments, see Notes 3c, 3d and 8 included in Chapter 8 of this Report.

3) Classification of Securities

The classification of securities occurs in three categories: for trading, available for sale and held to maturity. This classification is based on the Management’s intent, on the date of acquisition of securities, of maintaining or trading such securities. The accounting treatment of securities held depends on our classification upon their acquisition.

Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories.

The classification of securities can be found in Note 8 included in Chapter 8 of this Report.

4) Taxes on Income

The determination of the amount of our taxes and contributions is related to the analysis of our deferred tax assets and liabilities, and taxes on income payable. Generally, our assessment requires us to estimate the future values of deferred tax assets and taxes on income payable. Our assessment about the possibility of a deferred tax asset to be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. The support to our assessments and assumptions may change over time as a result of unpredictable occurrences or circumstances, influencing the determination of the value of our tax liabilities.

We constantly monitor and assess the impact of new tax laws on our liabilities, which could affect the assessments and assumptions of our analysis about the possibility of realizing deferred tax assets. For further information about Bradesco’s taxes on income, see Notes 3f and 34 to our financial statements included in Chapter 8 of this Report.

5) Use of Estimates

Our Management estimates and makes assumptions, which include the amount of provisions for deferred taxes, the assumptions for the calculation of allowance for loan losses, the assumptions for calculations of technical provisions for insurance, private pension plans and certificated savings plans, the choice of useful lives of certain assets and the determination of whether an asset or group of specific assets was deteriorated. The estimates are based on the judgment and available information. Therefore, effective results may differ from such estimates.

V

Corporate Strategy

We understand that the expansion of the Brazilian economy will stimulate a solid growth in a portion of the population needing financial services, and accordingly, an expansion of demand for such services. Under such context, our main objective is to maintain the focus on the domestic market and take advantage of our position as the largest private bank in Brazil, to expand profitability, maximizing value to our stockholders and generating higher returns compared to other Brazilian financial institutions.

We intend to achieve such goals with a strategy not only to continuously expand our customer base, but also to consolidate our role as “the priority bank” of each of our clients, so that to be the first option of all our clients towards all their financial services needs. Our goal is to be a “Banco Completo” (All-inclusive Bank) in the Brazilian market. In this regard, we strive to maintain a remarkable presence in every line of financial services.

In the banking segment, we aim at rendering the most varied range of services as retail bank, supported by a staff with more than 79 thousand employees, a wide Service Network, including our Branches, Corporate Site Branches, Banco Postal and Bradesco Expresso (Correspondent Banks), besides the ATMs, always concerned with the expansion of business volume. We are also focused on expanding our businesses as a Wholesale Bank in all its aspects (investment bank and corporate business) and expand our private banking business.

In the insurance segment, we intend to consolidate Bradesco Seguros e Previdência leadership, and in relation to the supplementary private pension segment, we intend to take advantage of our ongoing expansion of demand for our private pension products.

In every line of our operation, we intend to stand out and be recognized by our clients as leaders in terms of performance and efficiency.

We understand that the essence of business success in the financial sector consists of the combination between winning the client and a team highly qualified and devoted to the rendering of services, permanently trained and with rigid discipline standards at work. Our growth plans are not only translated into seeking the addition of new clients but also are focused on the frequent improvement of products and distribution channels. It is also fundamental to promote the business, the treatment given to our team in terms of qualification, promotion and creation of a solidarity culture at work, with a view to fomenting an environment where our employees may develop a career enduring during their entire professional life.

Finally, the main component of our philosophy is to conduct the business according to the highest ethical standards. Therefore, our strategy is always guided by seeking the best Corporate Governance practices and by the understanding that Bradesco, besides being a source of profits to its stockholders, should also be a building element in the society.

The key elements of our business strategy are:

– expansion by means of organic growth;

– performance based on the business model of a large banking institution, having as subsidiary an important insurance company, which we name as “Modelo Banco-Seguros” (Insurance Bank Model), with a view to maintaining our profitability and consolidate our leadership in the insurance industry;

– increase of revenues, profitability and value to stockholders, by consolidating our loan operations, our main activity, and the expansion of new products and services;

– maintenance of our commitment to the technological innovation;

– profitability and return to the stockholders by means of improved efficiency ratio;

– maintenance of acceptable risk levels in our operations; and

– expansion by means of strategic alliances and selective acquisitions, when these are beneficial.

1) To expand main business areas by means of organic growth

The Brazilian economy has been showing solidity over the past years and has been creating strategic opportunities for financial and insurance segments growth, mainly by means of increased business volume. We intend to take advantage of such opportunities to increase our revenues, obtain profitability and maximize value to the stockholders, as outlined as follows:

– benefiting from the opportunity in the Brazilian markets to obtain new clients with loan and financial needs only partially met, incrementing the competition for a small level of clients with higher income levels;

– expanding our financial services distribution, by using creativity in developing new products, solidly employing non-traditional means, for instance, expanding our credit cards offer and extension of loan granting to stores, by utilizing alliances with such stores and rendering services via the Banco Postal;

VI

– using the distribution channels in benefit of the Bank, including our traditional branch network and technology to access the Internet in order to identify demand for new products;

– offering our customer base, broadly, our products and services;

– using the systems of our Branches, with a view to assessing and monitoring the use of our products by clients, so that to drive them to the appropriate commercialization platforms; and

– developing varied products, in compliance with the needs of our current and potential clients.

2) To operate based on the Insurance Bank Model,in order to maintain the profitability and consolidate Bradesco’s leadership in the insurance industry

Our goal is to be “the priority bank” for our clients, thus increasing attendance according to their banking, insurance and private pension needs. We believe to be in a privileged position to capitalize the synergy among banking, insurance, private pension services and other financial activities in order to sell our traditional banking products and insurance and private pension products, by means of our branch network, our brokers and dealerships network, distribution services via the Internet and our creativity in developing new distribution channels.

Concurrently, we aim at increasing profitability levels of insurance and supplementary private pension plans segments, by using the profitability measure rather than the volume of underwritten premium or amounts deposited, as observed as follows:

– maintaining our current policy of carefully assessing the car insurance risks and rejecting them in events where risks are too high;

– intensively trading our products; and

– maintaining acceptable risk levels in our operations by means of a strategy of:

• setting priorities to insurance underwriting opportunities, according to the risk spread between the revenue expected pursuant to the terms of insurance agreement and the amount of projected claims (statistically) to be due under the terms of such agreement;

• carrying out hedge transactions, so as to set out the mismatch between the real inflation index and provisions for adjustments of interest rates and inflation in long-term agreements; and

• entering into reinsurance agreements with renowned reinsurance companies, executed by means of IRB-Brasil Resseguros (IRB), viewing to reducing the exposure to great risks.

3) Increased revenues from banking activities, profitability and value to stockholders, by reinforcing loan operations and expanding new products and services

We are concerned about the increase of revenues and profitability in our banking operations, with the following measures:

– carrying out our traditional deposit-taking activities and loan operations, continuously seeking to improve the quality of our loan portfolio, by means of risk mitigation plans and improvement in the assessment of loan granting ratings;

– building our customer base, legal entities and individuals, by offering services meeting the needs of specific clients, including foreign exchange services and import/export financing;

– intensively seeking the development of paid services based on fees, such as collection and payment processing for current and potential clients;

– expanding our financial services and products distributed out of our conventional means of branches, such as credit card activities, taking advantage of change in the consumers’ behavior concerning the financial services consumption;

– increasing our revenues from asset management and private pension plans; and

– continuously building our high-income customer base, by providing a varied range of tailor-made financial products and services, and offering maximum efficiency in the assets management.

4) To maintain Bradesco’s commitment to technological innovation

The development of efficient means to reach clients and to process operations is a key element of our goal to increase our profitability and thus obtain coordinated growth opportunities. Recently, Bradesco resolved to reinforce such strategy with the challenge of changing our technological model, with a view to definitively maintaining Bradesco’s market leadership in the industry in terms of technology. Thus, Bradesco set a task force devoted to the advance of our profile and public perception towards technology.

VII

We believe that technology offers unequalled opportunities to reach our clients efficiently in terms of costs and with satisfactory levels of security. We maintain the commitment of being ahead in the banking automation process, by creating opportunities for Brazilians to contact us via the Internet. We expect to continue increasing the number of clients and operations carried out through the Internet, by means of techniques, such as:

– by continuously installing stations of access to the Internet (Web Points) in public sites, allowing clients to use our banking system via the Internet, whether or not they have access to a personal computer;

– by enlarging our mobile banking service (Bradesco Mobile Banking), allowing clients to carry out their banking operations via the Internet, with compatible mobile phones; and

– by providing Pocket Internet Banking for palmtops and Personal Digital Assistants (PDAs) allowing our clients to see their checking and savings accounts, credit card transactions, provide for payments, transfer funds and also obtain institutional information.

5) To obtain profitability and return to stockholders by improving the efficiency ratio

We intend to improve our efficiency levels:

– by maintaining the austerity as guideline for our cost control policy;

– by consolidating the synergies enabled by our recent acquisitions;

– by still reducing our operating costs, by means of technology investments, decreasing the costs per transaction, always maintaining our automated distribution channels updated, including our distribution systems by phone, Internet and teller machines; and

– by still incorporating institutions to be acquired in our existing system, in order to remove potential overlaps, redundancies and inefficiency.

6) To maintain acceptable risk levels in our operations

Bradesco is constantly identifying and assessing the risks inherent to the activities we developed and we maintain proper controls, ensuring the conformity of processes and capital efficient allocation, with a view to maintaining levels similar to international standards, as well as to obtain competitive advantages.

7) To enter into strategic alliances and selective acquisitions

We understand that the expansion phase of Brazilian financial institutions will occur due to organic growth over the next years. In addition, we believe that acquisition opportunities will be smaller size institutions, mainly available by means of privatizations. Notwithstanding, we deem that certain institutions, susceptible to be acquired, could present niche opportunities, such as consumer financing, credit cards and investment bank. Therefore, we continuously evaluate potential strategic alliances as well as consolidation opportunities, including privatization and acquisitions proposals, and other forms, which offer potential opportunities to Bradesco increases its market share or improve its efficiency. Besides focusing on the value and the quality of assets, Bradesco takes into account potential operating synergies, crossed sales opportunities, know-how acquisitions and other advantages of potential alliance or acquisition. Our analysis of potential opportunities is guided by the impact these would have over our results.

VIII

List of Main Abbreviations			10

1 – Bradesco – Line by Line			11

Net Income	12	Statement of Income	22
Summarized Analysis of the Statement of Income	13	Analysis of the Statement of Income	23
Highlights	15	Comparative Balance Sheet	40
Bradesco’s stocks	18	Equity Analysis	41

2 – Main Information on Statement of Income			53

Consolidated Statement of Adjusted Income	54	Allowance for Doubtful Accounts	67
Profitability	56	Fee and Commission Income	68
Results by Business Segment	58	Administrative and Personnel Expenses	69
Change in the Main Items of Statement of Income	58	Operating Efficiency	70
Change in Net Interest Income Items		Other Indicators	72
plus Exchange Adjustment	59
Analysis of the Adjusted Net Interest Income and
Average Rates	60

3 – Main Information on Balance Sheet			73

Consolidated Balance Sheet	74	Funding	86
Total Assets by Currency and Maturities	76	Checking Accounts	87
Securities	77	Savings Accounts	88
Loan Operations	78	Assets under Management	89

4 – Operating Companies			91

Grupo Bradesco de Seguros e Previdência	92	Banco Finasa	109
– Insurance Companies (Consolidated)	92	Leasing Companies	110
– Bradesco Saúde	97	Bradesco Consórcios (Consortium Purchase Plans)	112
– Bradesco Auto/RE	99	Bradesco S.A. – Corretora de Títulos e
– Bradesco Vida e Previdência	101	Valores Mobiliários	119
– Bradesco Capitalização	104	Bradesco Securities, Inc.	121

5 – Operational Structure			123

Corporate Organization Chart	124	Risk Management and Compliance	143
Administrative Body	126	– Credit Risks, Operating Risks, Market Risks,
Risk Ratings	127	Internal Controls and Compliance	143
Ranking	128	– Liquidity Risk Management	149
Market Segmentation	129	– Capital Risk Management	149
Bradesco Corporate	129	Cards	152
Bradesco Empresas (Middle Market)	130	International Area	156
Bradesco Private	130	Investment Bank (BBI)	160
Bradesco Prime	131	Cash Management Solutions	161
Bradesco Varejo (Retail)	132	Qualified Services for Capital Markets	164
Banco Postal	132	Business Processes	165
Customer Service Network	135	Acknowledgments	168
Bradesco Day & Night Customer Service Channels	137
Investments in Infrastructure,
Information Technology and Telecommunications	142

6 – Social-environmental Responsibility			169

Bradesco Organization and the Social-environmental		Fundação Bradesco	192
Responsibility	170	Social Report	199
Human Resources	176

7 – Independent Auditors’ Report			201

Report of Independent Auditors on Review of Supplementary Accounting Information included in the
Report on Economic and Financial Analysis and in the Social Balance Sheet.			202

8 – Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report			203

Management Report	204	Consolidated Cash Flow	214
Consolidated Balance Sheet	207	Consolidated Added Value Statement	215
Consolidated Statement of Income	211	Index of Notes to the Financial Statements	216
Consolidated Statement of Changes in		Notes to the Financial Statements	217
Stockholders’ Equity	212	Management Bodies	276
Consolidated Statement of Changes in		Independent Auditors’ Report	277
Financial Position	213	Fiscal Council’s Report	278

Glossary of Technical Terms			279

Cross Reference Index			282

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures preceding them.

List of Main Abbreviations
AACD	– Association of Assistance to Disabled Children	Ibracon	– Brazilian Institute of Independent Auditors
ABA	– Brazilian Association of Advertisers	IBRE	– Brazilian Economy Institute
ABC	– Activity-Based Costing	IEO	– Operating Efficiency Ratio
ABECS	– Brazilian Association of Credit Card Companies and	IFC	– International Finance Corporation
	Services	IFT	– Quarterly Financial Information
ABEL	– Brazilian Association of Leasing Companies	IGC	– Index of Stocks with Differentiated Corporate Governance
ABM	– Activity-Based Management	IGP-DI	– General Price Index – Internal Availability
ACC	– Advances on Foreign Exchange Contracts	IGP-M	– General Price Index – Market
ADR	– American Depositary Receipt	INSS	– Social Security National Institute
ADS	– American Depositary Share	IPCA	– Extended Consumer Price Index
ADVB	– Association of Sales and Marketing Managers of Brazil	IPO	– Initial Public Offering
AmCham	– American Chamber of Commerce	IPTU	– Municipal Real Estate Tax
ANAPP	– National Association of Private Pension Plan Companies	IR	– Income Tax
Anbid	– National Association of Investment Banks	IRRF	– Withholding Income Tax
ANS	– National Agency for Supplementary Healthcare	ISO	– International Standard Organization
AP	– Personal Accident	ISE	– Corporate Sustainability Index
Apimec	– Association of the Capital Markets Investment Analysts and	ISS	– Tax on Services
Professionals
Bacen	– Brazilian Central Bank	IT	– Information Technology
BDR	– Brazilian Depositary Receipt	ITAG	– Index of Stocks with Differentiated Tag Along
BM&F	– Mercantile and Futures Exchange	JCP	– Interest on Own Capital
BNDES	– National Bank for Economic and Social Development	Latibex	– Latin American Stock Exchange Market in Euros (Spain)
Bovespa	– São Paulo Stock Exchange	MBA	– Master of Business Administration
CBLC	– Brazilian Settlement and Custody Company	MUFG	– Mitsubishi UFJ Financial Group
CDB	– Bank Deposit Certificate	NBR	– Registered Brazilian Rule
CDC	– Consumer Sales Financing	NPL	– Non-Performing Loans
CDI	– Interbank Deposit Certificate	NYSE	– New York Stock Exchange
CEF	– Federal Savings Bank	OHSAS	– Occupational Health and Safety Assessment Series
CETIP	– Clearing House for the Custody and Financial Settlement	OIT	– International Labor Organization
	of Securities	ON	– Common Stocks
CFPTM	– Certified Financial Planner	ONG	– Non-Governmental Organization
CIAB	– Information Technology Congress and Exposition of the	PAA	– Advanced Service Branch
	Financial Institutions	PAB	– Banking Service Branch
CMN	– National Monetary Council	PAE	– Electronic Service Branch in Companies
CNSP	– National Private Insurance Council	PDD	– Allowance for Doubtful Accounts
Cobit	– Control Objectives for Information and Related Technology	PGBL	– Unrestricted Benefits Generating Plan
Cofins	– Contribution for Social Security Financing	PIS	– Social Integration Program
Conanda	– National Council for the Rights of Children and Adolescents	PL	– Stockholders’ Equity
Copom	– Monetary Policy Committee	PLR	– Employee Profit Sharing
Cosif	– Chart of Accounts for National Financial System Institutions	PN	– Preferred Stocks
COSO	– Committee of Sponsoring Organizations	PPNG	– Unearned Premiums Provisions
CPMF	– Provisory Contribution on Financial Transactions	PRGP	– Plan with Performance and Guaranteed Compensation
CRI	– Certificate of Real Estate Receivables	PTRB	– Online Tax Payment
CS	– Social Contribution	RCF	– Optional Third-Party Liability
CVM	– Brazilian Securities Commission	RE	– Basic lines (of Insurance Products)
DJSI	– Dow Jones Sustainability World Index	ROA	– Return on Assets
DPV	– Available for Sale (Securities)	ROAA	– Return on Average assets
DPVAT	– Compulsory Vehicle Insurance	ROAE	– Return on Average Equity
DR	– Depositary Receipt	ROE	– Return on Stockholders’ Equity
DRE	– Statement of Income for the Year	SA 8000	– Social Accountability
DTVM	– Securities Dealer	SAP	– Systems Applications and Products
DVA	– Value-Added Statement	SBPE	– Brazilian Savings and Loan System
EPE	– Specific Purpose Entities	Sebrae	– Brazilian Micro and Small Business Support Service
ERP	– Enterprise Resource Planning	SEC	– U.S. Securities and Exchange Commission
EXIM	– Export and Import – BNDES Financing Line	Selic	– Special Clearance and Custody System
FGV	– Getulio Vargas Foundation	SESI	– National Industry Social Service
FIA	– Management Institute Foundation	SFH	– National Housing System
FIDC	– Credit Right Funds	Sipat	– Internal Week of Labor Accident Prevention
FIE	– Exclusive Investment Fund	SPB	– Brazilian Payment System
Finabens	– Financing Line of other Assets and Services	Susep	– Superintendence of Private Insurance
Finame	– Fund for Financing the Acquisition of Industrial Machinery	TED	– Instant Online Transfer
	and Equipment	TJLP	– Long-term Interest Rate
FIPE	– Economic Research Institute Foundation	TR	– Reference Rate
Fipecafi	– Accounting, Actuarial and Financial Research Institute	TVM	– Securities
	Foundation	UN	– United Nations
FlRN	– Floating Rate Note	Unesco	– United Nations Educational, Scientific and Cultural
FxRN	– Fixed Rate Note		Organization
IBGE	– Brazilian Institute of Geographic and Statistics	VaR	– Value at Risk
Ibmec	– Brazilian Capital Markets Institute	VGBL	– Long-term Life Insurance
IBNR	– Incurred But Not Reported	VRGP	– Life with Performance and Guaranteed Compensation
Ibovespa	– São Paulo Stock Exchange Index

1 - Bradesco – Line by Line

Net Income

The Reported Net Income of 4Q06 was impacted by some extraordinary events occurred in that period. Thus, in order to enable a better analysis and comparability between the periods, we present below the Reported Net Income statement, without considering such extraordinary events (Recurring Net Income).

It is worth pointing out that the Published Net Income of 1Q07 was not impacted by extraordinary events.

	R$ million

	2006	2007

	4th Quarter	1st Quarter

Reported Net Income	1,703	1,705
Extraordinary Events in the Period:
(-) Sale of investment in Usiminas	(219)	–
(+) Extraordinary Non-technical Health Insurance Provision	387	–
(-) Activated Tax Credit of Previous Periods	(194)	–
(-) Fiscal Effects	(57)	–
Recurring Net Income	1,620	1,705

Returns on Stockholders’ Equity – Recurring Net Income

	2006	2007

	4th Quarter	1st Quarter

Return on Equity – ROE	29.0%	28.9%
Return on Average Equity – ROAE	32.3%	30.2%

Return on Equity – ROE (without mark-to-market adjustment – TVM and Derivatives)	31.3%	31.5%
Return on Average Equity – ROAE (without mark-to-market adjustment – TVM and Derivatives)	34.3%	32.6%

Return on Equity – ROE (straight-line calculation)	26.3%	26.2%
Return on Average Equity – ROAE (straight-line calculation)	29.0%	27.2%

Return on Assets – ROA	2.5%	2.4%
Return on Average Assets – ROAA	2.6%	2.5%

Reported Net Income x Net Income Adjusted by Extraordinary Events of 2006 and Goodwill Amortizations – R$ million

Summarized Analysis of the Statement of Income

With the purpose of favoring the better understanding, comparability and analysis of Bradesco’s results, we are disclosing the Statement of Recurring Income, which is obtained from a series of adjustments made on the Reported Statement of Income. We point out that the Statement of Recurring Income will be a basis to be used for analysis and comments of this Report on Economic and Financial Analysis.

Below, we show tables with the Reported Statement of Income, the respective adjustments and the Statement of Recurring Income.

1Q06 x 1Q07 – R$ million

	1Q06			1Q07			Variations

	Reported DRE	Adjustments	Adjusted DRE	Reported DRE	Adjustments	Adjusted DRE	Amount	%

		Fiscal Hedge (1)			Fiscal Hedge (1)

Net Interest Income (a)	5,260	(285)	4,975	5,231	(212)	5,019	44	0.9
Allowance for Doubtful Accounts – PDD (b)	(938)	–	(938)	(1,160)	–	(1,160)	(222)	23.7
Intermediation Gross Income	4,322	(285)	4,037	4,071	(212)	3,859	(178)	(4.4)
Insurance, Private Pension Plan and Certificated Savings Plans
Operating Income (c)	115	–	115	241	–	241	126	109.6
Fee and Commission Income (d)	2,040	–	2,040	2,559	–	2,559	519	25.4
Personnel Expenses (e)	(1,419)	–	(1,419)	(1,460)	–	(1,460)	(41)	2.9
Other Administrative Expenses (e)	(1,317)	–	(1,317)	(1,540)	–	(1,540)	(223)	16.9
Tax Expenses (e)	(544)	36	(508)	(612)	27	(585)	(77)	15.2
Other Operating Income/Expenses	(700)	–	(700)	(793)	–	(793)	(93)	13.3
Operating Income	2,497	(249)	2,248	2,466	(185)	2,281	33	1.5
Non-Operating Income	(32)	–	(32)	(3)	–	(3)	29	(90.6)
IR/CS and Minority Interest	(935)	249	(686)	(758)	185	(573)	113	(16.5)
Net Income	1,530	–	1,530	1,705	–	1,705	175	11.4

(1) the partial result of derivatives used for hedge effect of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of the hedge strategy;

Bradesco’s Net Income in the 3-month period ended on March 31, 2007 reached R$1,705 million, accounting for an 11.4% increase in relation to Net Income of the same period of the previous year. Bradesco’s Stockholders’ Equity amounted to R$26,029 million as of March 31, 2007, equivalent to a 27.7% increase compared to the balance as of March 31, 2006. Consequently, the annualized return on Average Stockholders’ Equity (ROAE) reached 30,2%. Total consolidated assets reached R$281,944 million as of March 31, 2007, accounting for a 30.3% growth in relation to the balance of same date of the previous year. The annualized return on Average Assets (ROAA), in 1Q06, was 2.5% . Earnings per stock reached R$0.85.

The main items influencing net income in the three-month period ended on March 31, 2007, compared to the previous period, can be seen below:

(a) Net Interest Income – R$44 million
Such growth is due to “interest” component, with a share of R$331 million (R$855 million due to the increase in business volume, and R$(524) million to the decrease in spreads), pointing out a 16.5% increase in the volume of loan operations for individuals carried out in the twelve-month period ended on March 31, 2007, mainly concerned with consumer sales and personal loan financing, the spread of which is higher if compared to corporate loans. The reduced result of the “non-interest” component amounted to R$287 million, basically due to higher gains of TVM and treasury in 1Q06.

(b) Allowance for Doubtful Accounts – R$(222) million
The variation is mostly due to a 20.2% increase in the volume of loan operations in the twelve-month period ended on March 31, 2007, pointing out the individual client operations, mainly under the type “personal loan”, with an increase of 15.2%, which, in view of its specific characteristic requires, a higher volume of provision.

(c) Income from Insurance,Private Pension Plans and Certificated Savings Plans Operations – R$126 million
The evolution in the period is mostly due to: (i) the better results obtained in insurance products R$149 million and private pension products R$50 million; mitigated : (ii) by the constitution of technical provision in the “individual plan” portfolio.

(d) Fee and Commission Income – R$519 million
The increase in the period is mainly due to a higher volume of operations, combined with the improvement in the segmentation process and Amex Brasil consolidation, pointing out the items “Income from Cards” R$208 million, “Checking Accounts” R$79 million, “Loan Operations” R$81 million and “Assets under Management” R$31 million.

(e) Personnel, Administrative and Tax Expenses – R$(341) million
Out of such amount, R$41 million of personnel expenses is due to: (i) the increase in salary levels resulting from the collective bargaining agreement of 2006 (3.5%), benefits and other R$30 million; (ii) the higher PLR expenses R$24 million; (iii) the consolidation of Amex Brasil and Fidelity R$42 million; mitigated by: (iv) lower expenses with provision for labor proceedings R$55 million.

The R$223 million of other administrative expenses basically refer to: (i) the effects on increased volume of business; (ii) the consolidation of Amex Brasil; (iii) the investments in the improvement and optimization of the technological platform; and (iv) contractual adjustments in the period.

The R$77 million of tax expenses derive basically from (i) the increase in PIS/Cofins expenses R$28 million, due to the increase in taxable income; (ii) the increase in ISS expenses R$13 million; and (iii) the increase in IPTU expenses R$13 million.

Summarized Analysis of the Statement of Recurring Income

4Q06 x 1Q07 – R$ million

	4Q06						1Q07			Variation

	Reported DRE	Adjustments				Adjusted DRE	Reported DRE	Adjustments	Adjusted DRE	Amount	%

		Fiscal Hedge (1)	Health Provision (2)	Sale of Usiminas (3)	Tax Credit (4)			Fiscal Hedge (1)

Net Interest Income (a)	5,321	(57)	–	(219)	–	5,045	5,231	(212)	5,019	(26)	(0.5)
Allowance for Doubtful Accounts – PDD (b)	(1,189)	–	–	–	–	(1,189)	(1,160)	–	(1,160)	29	(2.4)
Intermediation Gross Income	4,132	(57)	–	(219)	–	3,856	4,071	(212)	3,859	3	0.1
Insurance, Private Pension Plans and Certificated Savings Plans
Operating Income (c)	(43)	–	387	–	–	344	241	–	241	(103)	(29.9)
Fee and Commission Income (d)	2,424	–	–	–	–	2,424	2,559	–	2,559	135	5.6
Personnel Expenses (e)	(1,460)	–	–	–	–	(1,460)	(1,460)	–	(1,460)	–	–
Other Administrative Expenses (e)	(1,671)	–	–	–	–	(1,671)	(1,540)	–	(1,540)	131	(7.8)
Tax Expenses (e)	(584)	7	–	–	–	(577)	(612)	27	(585)	(8)	1.4
Other Operating Income/Expenses	(737)	–	–	–	–	(737)	(793)	–	(793)	(56)	7.6
Operating Income	2,061	(50)	387	(219)	–	2,179	2,466	(185)	2,281	102	4.7
Non-Operating Income	(29)	–	–	–	–	(29)	(3)	–	(3)	26	(89.7)
IR/CS and Minority Interest	(329)	50	(132)	75	(194)	(530)	(758)	185	(573)	(43)	8.1
Net Income	1,703	–	255	(144)	(194)	1,620	1,705	–	1,705	85	5.2

(1) partial result of derivatives used for hedge effect of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy;
(2) extraordinary technical provision in the “Individual Health” portfolio related to the differences between the restatement of the plans and the corresponding medical and hospital costs;
(3) positive result recorded in the sale of our share in Usiminas in the 4th quarter of 2006; and
(4) activation of the fiscal credits of previous periods;

In the 1st quarter of 2007, Bradesco’s Net Income reached R$1,705 million, which corresponds to a 5.2% growth when compared to the 4th quarter of 2006. Bradesco’s Stockholders’ Equity amounted to R$26,029 million on March 31, 2007, a 5.7% increase in relation to December 2006. Total consolidated assets reached R$281,944 million as of March 31, 2007, growing 6.2% in the quarter.

The main items influencing net income in the 1st quarter of 2007 compared to the previous quarter can be seen below:

(a) Net Interest Income – R$(26) million
Such variation is due to the reduction in the “non-interest” income in the amount of R$132 million, in view of the lower TVM and treasury gains in 1Q07, partially mitigated by the increase in the result of interest -bearing operations in the amount of R$106 million (R$233 million due to the increase in business volume, especially consumer financing operations, and R$(127) million to the decrease in spreads) .

(b)Allowance for Doubtful Accounts – R$29 million
The variation is result of the stability in the delinquency ratio of the consolidated portfolio as compared to the previous quarter, due to the greater share of loans granted to corporate clients, who usually present a lower delinquency, combined with the slight decrease in individuals’ delinquency reversing the growth trend seen during 2006.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations –R$(103) million
The variation results basically from the constitution of technical provision in the “individual plan” portfolio in the amount of R$236 million, as complement to the extraordinary technical provision of R$387 million, recorded in 4Q06, related to differences between plans adjustments and the corresponding medical and hospital costs.

(d)Fee and Commission Income – R$135 million
The increase is mostly due to an expansion in the volume of operations in the quarter, reflecting substantially in the following items: “Loan Operations” R$30 million; “Checking Accounts” R$27 million; “Assets under Management” R$25 million; and “Income from Cards” R$16 million.

(e) Personnel, Administrative and Tax Expenses – R$123 million
That variation is partly due to the lower administrative expenses – advertising, related to the intensification of media broadcasting at the end of 2006. In what concerns personnel and tax expenses, they remained practically stable when comparing 1Q07 with 4Q06.

Highlights

Income

	R$ million

	1st Qtr.		Variation %	4th Qtr.	1st Qtr.	Variation %

	2006	2007		2006	2007

Adjusted Net Interest Income	4,975	5,019	0.9	5,045	5,019	(0.5)
Allowance for Doubtful Accounts Expenses	938	1,160	23.7	1,189	1,160	(2.4)
Fee and Commission Income	2,040	2,559	25.4	2,424	2,559	5.6
Insurance, Private Pension Plans and Certificated Savings Plans
Retained Premiums	3,458	3,606	4.3	4,627	3,606	(22.1)
Personnel Expenses	1,419	1,460	2.9	1,460	1,460	–
Other Administrative Expenses	1,317	1,540	16.9	1,671	1,540	(7.8)
Operating Income	2,248	2,281	1.5	2,179	2,281	4.7
Recurring Net Income	1,530	1,705	11.4	1,620	1,705	5.2

Balance Sheet

	R$ million

	March		Variation %	December	March	Variation %

	2006	2007		2006	2007

Total Assets	216,391	281,944	30.3	265,547	281,944	6.2
Securities and Derivative Financial Instruments	68,669	97,534	42.0	97,250	97,534	0.3
Loan and Leasing Operations	84,426	101,473	20.2	96,219	101,473	5.5
Permanent Assets	4,808	3,557	(26.0)	3,492	3,557	1.9
Deposits	74,482	84,162	13.0	83,905	84,162	0.3
Borrowings and Onlendings	15,611	18,634	19.4	17,419	18,634	7.0
Technical Provisions	42,555	50,653	19.0	49,129	50,653	3.1
Stockholders’ Equity	20,375	26,029	27.7	24,636	26,029	5.7

Change in Number of Outstanding Stocks

	Common Stocks	Preferred Stocks	Total

Number of Outstanding Stocks on December 31, 2006	500,071,456	500,811,468	1,000,882,924
Stocks Acquired and not Cancelled	(28,800)	(174,400)	(203,200)
100% Bonus	500,042,656	500,637,068	1,000,679,724
Number of Outstanding Stocks on March 31, 2007	1,000,085,312	1,001,274,136	2,001,359,448

Stock Performance (*)

	R$

	1st Qtr.		Variation %	4th Qtr.	1st Qtr.	Variation %

	2006	2007		2006	2007

Net Income per Stock	0.78	0.85	9.0	0.81	0.85	4.9

Dividends/JCP per Stock– Common (after Income Tax)	0.223	0.243	9.0	0.019	0.243	1,178.9
Dividends/JCP per Stock – Preferred (after Income Tax)	0.245	0.268	9.4	0.021	0.268	1,176.2

Book Value per Stock (Common and Preferred)	10.41	13.01	25.0	12.31	13.01	5.7

Last Business Day Price – Common	35.00	41.45	18.4	41.48	41.45	(0.1)
Last Business Day Price – Preferred	38.76	42.00	8.4	43.25	42.00	(2.9)

Market Value (R$ million) (**)	72,229	83,507	15.6	84,801	83,507	(1.5)

(*) For comparison purposes, in 2007 there was a 100% stock bonus, which was applied to the 2006 quarters.
(**) Number of stocks (disregarding the treasury stocks) x closing price of Common and Preferred stocks of the last day of the period.
N.B.: in the 4th quarter of 2006, the calculation comprises the capital increase occurred as of 12.7.2006.

Cash Generation

	R$ million

	2005	2006 (*)		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Net Income	1,463	1,530	1,620	1,705
Equity in the Earnings of Affiliated Companies	(7)	(5)	(30)	(12)
Allowance for Doubtful Accounts	770	938	1,189	1,160
Allowance/Reversal for Mark-to-Market Adjustment	8	16	(42)	–
Depreciation and Amortization	134	109	130	133
Goodwill Amortization	183	119	–	–
Other	3	28	7	17
Total	2,554	2,735	2,874	3,003

(*) It considers the Recurring Net Income.

Added Value with Hedge Adjustment and without Extraordinary Events

	R$ million

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Added Value (A+B+C)	3,835	4,138	4,187	4,320
A – Gross Income from Financial Intermediation	3,833	4,037	3,856	3,859
B – Fee and Commission Income	2,010	2,040	2,424	2,559
C – Other Operating Income/Expenses	(2,008)	(1,939)	(2,093)	(2,098)

Distribution of Added Value (D+E+F+G)	3,835	4,138	4,187	4,320
D – Employees	1,185	1,246	1,273	1,278
E – Government	1,187	1,362	1,294	1,337
F – JCP/Dividends to Stockholders (paid and provisioned)	344	539	40	601
G – Profit Reinvestment	1,119	991	1,580	1,104

Distribution of Added Value – percentage	100.0	100.0	100.0	100.0
Employees	30.9	30.1	30.4	29.6
Government	30.9	32.9	30.9	30.9
JCP/Dividends to Stockholders (paid and provisioned)	9.0	13.0	1.0	13.9
Profit Reinvestments	29.2	24.0	37.7	25.6

Fixed Assets to Stockholders’ Equity Ratio Calculation

	R$ million

	2005	2006		2007

	December	March	December	March

Stockholders’ Equity + Minority Stockholders	19,467	20,447	24,694	26,090
Subordinated Debts	6,290	8,549	10,411	9,550
Tax Credits	(99)	(149)	(59)	(79)
Exchange Membership Certificates	(69)	(73)	(84)	(88)
Other Adjustments	–	–	–	(26)
Reference Equity (A) (*)	25,589	28,774	34,962	35,447
Permanent Assets	7,817	8,608	8,912	9,342
Fixed Assets and Leasing	(3,370)	(3,713)	(5,334)	(5,702)
Unrealized Leasing Losses	(99)	(97)	(102)	(100)
Other Adjustments	(69)	(788)	799	517
Total Fixed Assets (B) (*)	4,279	4,010	4,275	4,057
Fixed Assets to Stockholders’ Equity Ratio (B/A) – %	16.7	13.9	12.2	11.4
Margin	8,516	10,377	13,206	13,666

(*) For the calculation of Fixed Assets to Stockholders’ Equity Ratio, the Exchange Membership Certificates are excluded from the Reference Equity and Fixed Assets, as per Bacen’s resolution 2,283.

Performance Ratios (annualized) – in percentage (*)

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Return on Stockholders’ Equity (total)	33.7	33.6	29.0	28.9
Return on Stockholders’ Equity (average)	35.3	34.6	32.3	30.2

Return on Stockholders’ Equity (total) without mark-to-market adjustment –
TVM and Derivatives	34.7	34.5	31.3	31.5
Return on Stockholders’ Equity (average) without mark-to-market adjustment –
TVM and Derivatives	36.1	35.8	34.3	32.6

Return on Stockholders’ Equity (total) – straight-line calculation	30.1	30.0	26.3	26.2
Return on Stockholders’ Equity (average) – straight-line calculation	31.4	30.8	29.0	27.2

Return on Total Assets (total)	2.8	2.9	2.5	2.4
Return on Total Assets (average)	2.9	2.9	2.6	2.5

Stockholders’ Equity on Total Assets	9.3	9.4	9.3	9.2

Capital Adequacy Ratio (Basel) – Financial Consolidated	17.3	19.0	18.8	17.8
Capital Adequacy Ratio (Basel) – Total Consolidated	15.2	16.7	16.5	15.7

Fixed Assets to Stockholders' Equity Ratio – Financial Consolidated	45.3	42.6	48.0	49.2
Fixed Assets to Stockholders' Equity Ratio – Total Consolidated	16.7	13.9	12.2	11.4

Expanded Combined Ratio – Insurance	91.8	86.0	86.9	78.7

Efficiency Ratio (12 months accumulated)	45.6	44.1	42.1	42.1

(*) Recurring net income was used for calculations involving the 4th quarter of 2006.

Market Share – Consolidated – in percentage

	2005	2006		2007

	December	March	December	March

Banks – Source: Bacen
Time Deposit	9.8	9.1	9.4	N/D
Savings Deposit	15.5	15.3	14.7	N/D

Demand Deposit	15.9	17.4	16.8	N/D
Loan Operations	12.6	12.8	12.2	12.4
Number of Branches	16.5	16.9	16.6	16.7

Banks – Source: Anbid
Investment Funds + Portfolios	15.2	14.9	14.9	14.5

Banks – Source: Federal Revenue Secretariat
CPMF	20.0	19.8	19.8	19.7

Insurance, Private Pension Plans and Certificated Savings Plans – Source: Susep and ANS
Insurance, Private Pension Plans and Certificated Savings Plans Premiums	25.6	24.6	25.8	25.1(***)
Insurance Premiums (including VGBL)	26.1	24.7	26.3	25.1(***)
Income on VGBL Premiums	44.5	43.6	43.8	47.4(*)
Revenues from Pension Plans Contributions (excluding VGBL)	26.7	28.3	27.9	29.5(*)
Revenues from Certificated Savings Plans	20.5	19.5	19.9	19.4(*)
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	37.9	37.5	37.1	36.8(***)

Insurance and Private Pension Plans – Source: ANAPP
Revenues from PGBL Contributions	27.6	28.9	30.6	33.8(*)
Private Pension Plans Investment Portfolios (including VGBL)	43.9	43.2	42.0	41.6(*)

Credit and Debit Card – Source: ABECS
Credit and Debit Card Revenue	14.4	14.5	17.0	18.8

Leasing – Source: Abel
Active Operations	11.5	11.5	11.5	11.2 (*)

Banco Finasa – Source: Bacen
Finabens (Portfolio)	21.7	20.6	18.8	18.8
Auto (Portfolio) – This includes Banco Bradesco	27.0	27.0	25.8	25.4

Consortia – Source: Bacen
Real Properties	24.1	23.1	27.3	26.3(*)
Auto	16.2	16.4	20.2	18.2(*)
Trucks, Tractors and Agricultural Implements	3.2	3.2	6.3	6.4(*)

International Area – Source: Bacen
Export Market	20.2	23.1	22.3	20.1 (**)
Import Market	14.5	14.7	15.4	16.6 (**)

(*) Reference date: February 2007
(**) Previous data
(***) Estimated data as of January and February 2007 (ANS)
ND – Not available.

Other Information

	2006	2007	Variation %	March		Variation %

	December	March		2006	2007

Funding and Assets Managed– in R$ million	386,586	406,970	5.3	324,920	406,970	25.3
Number of Employees	79,306	79,686	0.5	74,940	79,686	6.3
Number of Branches	3,008	3,015	0.2	2,999	3,015	0.5
Checking Account Holders – thousand	16,846	16,627	(1.3)	16,585	16,627	0.3
Savings Account Holders – thousand	35,175	31,329	(10.9)	32,601	31,329	(3.9)
Debit and Credit Card Base – million	58.0	60.2	3.8	50.2	60.2	19.9

Bradesco’s Stocks

Number of Stocks (in thousands) – Common and Preferred Stocks (*)

	December					March

	2002	2003	2004	2005	2006	2007

Common	863,212	958,036	953,405	978,900	1,000,143	1,000,085
Preferred	850,244	944,328	944,327	979,878	1,001,623	1,001,274
Subtotal – Outstanding Stocks	1,713,456	1,902,364	1,897,732	1,958,778	2,001,766	2,001,359
Treasury Stocks	5,878	344	–	464	758	962
Total	1,719,334	1,902,708	1,897,732	1,959,242	2,002,524	2,002,321

(*) For comparison purposes, 100% stock bonuses occurred in 2005 and 2007, which were applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.

On March 31, 2007, Bradesco’s capital stock was R$18 billion, composed of 2,002,321,048 stocks, of which 1,000,866,112 are common and 1,001,454,936 are preferred, non-par and book-entry stocks. The largest stockholder is the holding company Cidade de Deus Participações, which directly holds 48.46% of our voting capital and 24.32% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus is owned by Fundação Bradesco and Elo Participações e Investimento. Elo Participações e Investimento has as stockholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 124).

Quantity of Stockholders – Resident in the Country and Abroad

	December					March

	2002	2003	2004	2005	2006	2007

Individuals	2,153,800	2,158,808	1,254,044	1,244,572	1,248,275	1,253,542
Corporate	179,609	180,559	116,894	116,225	116,040	116,276
Subtotal Residents in the Country	2,333,409	2,339,367	1,370,938	1,360,797	1,364,315	1,369,818
Residents Abroad	373	465	3,780	3,701	3,689	3,688
Total	2,333,782	2,339,832	1,374,718	1,364,498	1,368,004	1,373,506

Concerning Bradesco’s stockholders, domiciled in the country and overseas, on March 31, 2007, 1,369,818 stockholders were domiciled in Brazil, accounting for 99.73% of total stockholders’ base and holding 72.46% of Bradesco’s outstanding stocks. Whereas the number of stockholders living abroad was 3,688, representing 0.27% of total stockholders’ base and holding 27.54% of Bradesco’s outstanding stocks.

Bradesco’s Stocks

Market Value – R$ million

N.B.: the market value considers the closing quotation of the preferred and common stocks multiplied by the respective number of stocks.

Market Value / Stockholders’ Equity

Market Value/Stockholders’ Equity: indicates the number of times Bradesco’s market value is higher than its book value.
Formula used: quantity of common and preferred stocks multiplied by the closing price of common and preferred stocks of the last business day of the period. The amount is divided by the book value of the period.

Dividend Yield – in percentage (accumulated over the past 12 months)

Dividend Yield: is the ratio between the dividends and/or interest on own capital distributed to stockholders over the past 12 months and the stock price, indicating the investors’ return related to profit sharing.
Formula used: amount received by stockholder as dividend and/or interest on own capital (gross of IR) over the past 12 months, which is divided by the preferred stock closing price of the last business day of the period.

Payout Index – in percentage

Payout Index: indicates the percentage of net income paid as dividends/interest on own capital.
Formula used: amount received by stockholders as dividends and/or interest on own capital (gross of IR), which is divided by net income adjusted by legal reserve (5% of net income).

Financial Volume – Bradesco PN x Ibovespa – R$ billion (except percentage)

Source: Economática

Earnings per Share – R$ (accumulated over the past 12 months) (*)

(*) For comparison purposes, in 2007 there was a 100% stock bonus, which was applied for previous years, and in 2005 there was also a 100% stock bonus, which was applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting, and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.
(**) Recurring Net Income was used.

Bradesco PN (BBDC4) x Ibovespa – Appreciation Index (in percentage)

Source: Economática

Bradesco Stock Performance

Bradesco’s preferred stocks depreciated by 2.7% (adjusted by dividends) in 1Q07, whereas Ibovespa appreciated by 3.0% .

The period was marked by ongoing concerns about the performance of the United States’ and China’s economies, affecting the performance of the markets, in particular emerging ones. These concerns led to two strong movements of market adjustments and showed once more that local grounds were in second place.

The banking sector has presented a good performance so far. The delinquency, one of the sector’s main concerns last year, seems to be under control up to now.

Statement of Income – R$ million

	R$ million

	1st Qtr.		Variation %	4th Qtr.	1st Qtr.	Variation %

	2006	2007		2006	2007

Revenues from Financial Intermediation	8,796	9,313	5.9	9,566	9,313	(2.6)
Loan Operations	4,517	4,936	9.3	5,113	4,936	(3.5)
Leasing Operations	134	192	43.3	193	192	(0.5)
Securities Transactions	1,048	1,482	41.4	1,716	1,482	(13.6)
Financial Income on Insurance, Private Pension Plans
and Certificated Savings Plans	1,833	1,685	(8.1)	1,841	1,685	(8.5)
Derivative Financial Instruments	800	553	(30.9)	291	553	90.0
Foreign Exchange Transactions	114	149	30.7	98	149	52.0
Compulsory Deposits	350	316	(9.7)	314	316	0.6
Expenses From Financial Intermediation
(not including PDD)	3,821	4,294	12.4	4,521	4,294	(5.0)
Market Funding Operations	2,536	2,885	13.8	3,011	2,885	(4.2)
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	1,043	1,043	–	1,139	1,043	(8.4)
Borrowings and Onlendings	240	364	51.7	369	364	(1.4)
Leasing Operations	2	2	–	2	2	–
Net Interest Income	4,975	5,019	0.9	5,045	5,019	(0.5)
Allowance for Doubtful Accounts	(938)	(1,160)	23.7	(1,189)	(1,160)	(2.4)
Gross Income from Financial Intermediation	4,037	3,859	(4.4)	3,856	3,859	0.1
Other Operating Income (Expense)	(1,789)	(1,578)	(11.8)	(1,677)	(1,578)	(5.9)
Fee and Commission Income	2,040	2,559	25.4	2,424	2,559	5.6
Operating Income from Insurance, Private
Pension Plans and Certificated Savings Plans	115	241	109.6	344	241	(29.9)
(+) Net Premiums Issued	4,397	4,801	9.2	5,662	4,801	(15.2)
(–) Reinsurance Premiums and Redeemed Premiums	(938)	(1,195)	27.4	(1,035)	(1,195)	15.5
(=) Retained Premiums from Insurance, Private
Pension Plans and Certificated Savings Plans	3,458	3,606	4.3	4,627	3,606	(22.1)
Retained Premiums from Insurance	1,996	1,953	(2.2)	2,110	1,953	(7.4)
Private Pension Plans Contributions	1,137	1,310	15.2	2,117	1,310	(38.1)
Income on Certificated Savings Plans	325	343	5.5	400	343	(14.3)
Variation in Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	(579)	(663)	14.5	(1,569)	(663)	(57.7)
Variation in Technical Provisions for Insurance	(244)	(214)	(12.3)	(85)	(214)	151.8
Variation in Technical Provisions for Private
Pension Plans	(333)	(461)	38.4	(1,480)	(461)	(68.9)
Variation in Technical Provisions for Certificated
Savings Plans	(2)	12	–	(4)	12	–
Retained Claims	(1,509)	(1,428)	(5.4)	(1,652)	(1,428)	(13.6)
Certificated Savings Plans Draws and Redemptions	(285)	(301)	5.6	(344)	(301)	(12.5)
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(243)	(260)	7.0	(269)	(260)	(3.3)
Insurance Products Selling Expenses	(200)	(206)	3.0	(209)	(206)	(1.4)
Private Pension Plans Selling Expenses	(40)	(49)	22.5	(56)	(49)	(12.5)
Certificated Savings Plans Selling Expenses	(3)	(5)	66.7	(4)	(5)	25.0
Expenses with Private Pension Plans Benefits and
Redemptions	(727)	(713)	(1.9)	(449)	(713)	58.8
Personnel Expenses	(1,419)	(1,460)	2.9	(1,460)	(1,460)	–
Other Administrative Expenses	(1,317)	(1,540)	16.9	(1,671)	(1,540)	(7.8)
Tax Expenses	(508)	(585)	15.2	(577)	(585)	1.4
Equity in the Earnings of Affiliated Companies	5	12	140.0	30	12	(60.0)
Other Operating Income	255	337	32.2	430	337	(21.6)
Other Operating Expenses	(960)	(1,142)	19.0	(1,197)	(1,142)	(4.6)
Operating Income	2,248	2,281	1.5	2,179	2,281	4.7
Non-Operating Income	(32)	(3)	(90.6)	(29)	(3)	(89.7)
Income before Taxes and Profit Sharing	2,216	2,278	2.8	2,150	2,278	6.0
Taxes on Income	(681)	(570)	(16.3)	(528)	(570)	8.0
Minority Interest in Consolidated Subsidiaries	(5)	(3)	(40.0)	(2)	(3)	50.0
Net Income	1,530	1,705	11.4	1,620	1,705	5.2
Annualized Return on Stockholders’ Equity (%)	33.6	28.9		29.0	28.9

Analysis of the Statement of Income – R$ million

Income from Loan Operations and Leasing Result

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
4,649	5,126	10.3	5,304	5,126	(3.4)

In the period, income was up mainly as a result of: (i) the increase in the volume of the loan portfolio, which totaled R$101,473 in March/07 against R$84,426 in March/06, i.e., a 20.2% increase, particularly in the corporate portfolio, with an increase of 22.9%, focusing on “BNDES Onlending”, “Guaranteed Account”, “Operations Abroad” and “Working Capital” products. In the individual portfolio, the growth was 16.5%, with focus on the “Auto” and “Personal Loan” products; (ii) lower exchange loss variation of 4.1% in 1Q07, against an exchange loss variation of 7.2% in 1Q06, affecting foreign currency indexed and/or denominated operations, which comprise 9.5% of total Loan and Leasing Operations, basically derived from corporate portfolio (excluding Advances on Foreign Exchange Contracts (ACC); which was partially affected: (iii) by the decrea se in average interest rates, observing the 3.0% CDI variation in 1Q07, against 4.0% in 1Q06.

The variation in income in the quarter was mainly due to: (i) the drop in the average interest rates, observing the 3.0% CDI variation in 1Q07, against 3.1% in 4Q06; (ii) by higher exchange loss variation of 4.1% in 1Q07, against exchange loss variation of 1.7% in 4Q06, affecting our foreign currency indexed and/or denominated operations, comprising 9.5% of total Loan and Leasing Operations, basically derived from the corporate portfolio (excluding Advances on Foreign Exchange Contracts (ACC)); which was partially mitigated: (iii) by an increase of 5.5% in the loan portfolio volume, which reached the amount of R$101,473 in March/07, against R$96,219 in December/06, considering that in the corporate portfolio, there was an increase of 5.7%, with focus on the “Operations Abroad”, “Working Capital” and “Guaranteed Account” products, whereas in the individual portfolio the increase was 5.1%, with focus on products linked to consumer financing.

Income from Operations with Securities (TVM) and Derivative Financial Instruments

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
1,848	2,035	10.1	2,007	2,035	1.4

The increase in income in the period is practically due to: (i) the increase in the portfolio’s average volume; (ii) the lower exchange loss variation of 4.1% in 1Q07, against an exchange loss variation of 7.2% in 1Q06, impacting on the foreign currency indexed and/or denominated operations, comprising 6.5% of the portfolio; which was partially offset: (iii) by the lower “non-interest” income R$340; (iv) the reduction in the average interest rates, observing the 3.0% CDI variation in 1Q07, against 4.0% in 1Q06.

The variation in income in the quarter is mainly due to: (i) the increase in the portfolio’s average volume; partially offset by: (ii) the higher exchange loss variation of 4.1% in 1Q07, against exchange loss variation of 1.7% in 4Q06, impacting on the foreign currency indexed and/or denominated operations, comprising 6.5% of the portfolio; (iii) a reduction in the average interest rates, observing the 3.0% CDI variation in 1Q07, against 3.1% in 4Q06; and (iv) lower “non-interest” income gains of R$77.

Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
1,833	1,685	(8.1)	1,841	1,685	(8.5)

The variation in the period was basically due to: (i) lower “non-interest” income of R$112 in 1Q07, against R$137 in 1Q06; (ii) the reduction in the average interest rates, observing the 3.0% CDI variation in 1Q07, against 4.0% in 1Q06; partially offset by: (iii) a higher IGP-M variation of 1.1% in 1Q07, against 0.7% in 1Q06; and (iv) an average increase in the portfolio’s average volume.

The variation in the quarter was substantially due to: (i) lower “non-interest” income of R$112 in 1Q07, against R$147 in 4Q06; (ii) lower IGP-M variation of 1.1% in 1Q07, against 1.5% in 4Q06; and (iii) reduction in average interest rates, accompanying the 3.0% CDI variation in 1Q07, against 3.1% in 4Q06.

Foreign Exchange Transactions

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
114	149	30.7	98	149	52.0

This item should be analyzed deducted from expenses with foreign funding, used for import/export operation financing, in accordance with Note 11a. After the deductions, the result would be R$73 in 1Q06 and R$72 in 1Q07.

This item should be analyzed deducted from expenses with foreign funding, used for import/export operation financing, in accordance with Note 11a. After such deductions, the result had a drop, being R$90 in 4Q06 and R$72 in 1Q07, influenced by the reduction in the average volume of the foreign exchange portfolio in the quarter.

Compulsory Deposits

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
350	316	(9.7)	314	316	0.6

The decrease in the period is basically due to: (i) a variation in CDI of 3.0% in 1Q07, against 4.0% in 1Q06, used to remunerate the additional compulsory deposit; which was offset: (ii) by the increase in the average volume of deposits in the period.
			Revenues remained practically stable in 1Q07 when compared to 4Q06.

Market Funding Operations Expenses

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
2,536	2,885	13.8	3,011	2,885	(4.2)

The variation in the period is mostly due to: (i) the increase in the average funding volume; (ii) lower exchange loss variation of 4.1% in 1Q07, against exchange loss variation of 7.2% in 1Q06, impacting the foreign currency indexed and/or denominated funding; which was offset by: (iii) the reduction in the average interest rates, observing the 3.0% CDI variation in 1Q07, against 4.0% in 1Q06, mainly affecting the time deposits expenses.

The variation in the quarter derives from: (i) basically, the higher exchange loss variation of 4.1% in 1Q07, against exchange loss variation of 1.7% in 4Q06, impacting on the foreign currency indexed and/or denominated funding.

Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
1,043	1,043	–	1,139	1,043	(8.4)

Although expenses remained stable in the period, there were: (i) higher average volume of technical provisions, especially the “VGBL” product; (ii) higher IGP-M variation of 1.1% in 1Q07, against 0.7% in 1Q06, one of the indexes which also remunerates the technical provisions; mitigated: (iii) by the reduction in the average interest rates, observing the 3.0% CDI variation in 1Q07, against 4.0% in 1Q06.

The variation in the quarter is due to: (i) lower IGP-M variation of 1.1% in 1Q07, against 1.5% in 4Q06, one of the indexes which also remunerates the technical provisions; (ii) the drop in the average interest rates, observing the 3.0% CDI variation in 1Q07, against 3.1% in 4Q06; partially mitigated by: (iii) the increase in the average volume of technical provisions, especially the “VGBL” product.

Borrowings and Onlendings Expenses

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
240	364	51.7	369	364	(1.4)

The variation in the period is basically due to (i) increase in average funding volume, mainly represented by Finame and BNDES operations; (ii) lower exchange loss variation of 4.1% in 1Q07, against exchange loss variation of 7.2% in 1Q06, impacting on foreign currency indexed and/or denominated borrowings and onlendings, which represent 39.2% of the Borrowings and Onlendings portfolio.
			Expenses remained practically stable in 1Q07 when compared to 4Q06.

Net Interest Income

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
4,975	5,019	0.9	5,045	5,019	(0.5)

The variation of R$44 in net interest income is due to: (i) the increase in interest income operations of R$331, R$855 due to a growth in the average business volume, and R$(524) to the decrease in spreads; mitigated: (ii) by the lower “non-interest” income of R$287, basically due to higher treasury and TVM results verified in 1Q06.

The variation of R$(26) in net interest income is due to: (i) the reduction in “non-interest” income of R$132, due to lower gains with Treasury and TVM verified in 1Q07, offset: (ii) by the growth in the result of interest-bearing operations in the amount of R$106, R$233 due to the increase in the average volume of business and R$(127) to the decrease in spreads.

Allowance for Doubtful Accounts Expenses

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
938	1,160	23.7	1,189	1,160	2.4

The increase in the period of R$222 is compatible with the performance of our loan portfolio, which evolved 20.2%, that is, R$17,047, over the last 12 months, with focus on the growth of the individual client portfolio with 16.5%, or R$5,910.			The variation in the quarter is due to the stability in the delinquency ratio of the consolidated portfolio in this quarter, which results from: (i) the greater share in loans granted to corporate clients, which generally show a lower delinquency ratio; and (ii) the slight decrease in individual clients’ delinquency, if compared to 4Q06.

Fee and Commission Income

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
2,040	2,559	25.4	2,424	2,559	5.6

The increase in the period is mainly due to a hike in the volume of operations, with focus on: (i) income from cards R$208, which includes the consolidation of Amex Brasil in the amount of R$113; (ii) loan operations R$81; (iii) checking account R$79; (iv) assets management R$31; (v) collection R$24; (vi) collection of taxes R$14; and (vii) custody and brokerage services R$11.

The variation in the quarter is mostly due to expansion of businesses, substantially reflecting on: (i) loan operations R$30; (ii) checking account R$27; (iii) asset management R$25; and (iv) income from cards R$16.

Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
3,458	3,606	4.3	4,627	3,606	(22.1)

The growth in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Retained Premiums from Insurance

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
1,996	1,953	(2.2)	2,110	1,953	(7.4)

The variation in the period basically resulted from: (i) the recording, in 1Q06 of premiums of effective and non-issued risks, which had its accounting system changed by means of the Susep Circular 314, not affecting 1Q07, in the Auto segment R$78 and in the Basic lines R$31; (ii) the reduction of Auto insurance production R$52, especially insurances related to freight vehicles; offset by: (iii) the increase in Health insurance production R$67, substantially due to the corporate plan, due to the annual readjustment of the premiums by the variation of medical and hospital costs; in the Life line R$23; in the basic lines R$23; and in other lines R$5.

The variation in the quarter is mainly due to: (i) the decrease in the production of Auto segment R$147, especially insurances related to freight vehicles; in the Health line R$24, substantially due to the corporate plan; and in the Life line R$16; partially offset by: (ii) the higher volume of premiums in Basic lines R$14 and in other lines R$16.

b) Private Pension Plans Contributions

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
1,137	1,310	15.2	2,117	1,310	(38.1)

The increase in the period is mainly due to: (i) the sales of “VGBL” product R$399; mitigated by: (ii) the increase in the volume of redemption of “VGBL” R$265. N.B.: according to Susep, the recording of “VGBL” redemptions reduces the retained contributions.

4Q06 is influenced by the seasonality of the period due to an injection of resources in the economy (13th salary), combined with the opportunity for the participant to enjoy their contributions in the deduction of the income tax calculation basis. The variation is mainly due to: (i) the lower sale of “VGBL” product R$646; and (ii) the increase in the volume of redemption of “VGBL” R$183 in 1Q07.
N.B.: according to Susep, the recording of “VGBL” redemptions reduces the retained contributions.

c) Income on Certificated Savings Plans

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
325	343	5.5	400	343	(14.3)

The variation in the period is mainly due to the higher sale of “Pé Quente Bradesco GP Ayrton Senna” (in partnership with Instituto Ayrton Senna)and “Pé Quente Bradesco SOS Mata Atlântica” (in partnership with Fundação SOS Mata Atlântica) products.
			4Q06 is influenced by the seasonality of the period, due to the higher liquidity of funds in the economy, which was reflected in the greater trading of securities.

Variation in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(579)	(663)	14.5	(1,569)	(663)	(57.7)

The variation in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Variation in Technical Provisions for Insurance

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(244)	(214)	(12.3)	(85)	(214)	151.8

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The main variations occurred in 1Q07 were comprised of: (i) the higher constitution of provisions in the Individual Plan insurance R$259 (R$236 of which refers to the complement of extraordinary technical provision of R$387 recorded in 4Q06) and Life segment R$38; mitigated (ii) by the lower constitution of provision in the Auto segment R$90. The main variations that took place in 1Q06 were: in the Health line R$166, Basic lines R$41 and Auto R$23.

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The main variations occurred in 1Q07 were comprised of: (i) the higher constitution of provision in the Individual Plan insurance R$259 (R$236 of which refers to the complement of extraordinary technical provision of R$387 recorded in 4Q06) and Life segment R$38; mitigated: (ii) by the lower constitution of provision in the Auto segment R$90. The main variations that took place in 4Q06 were: in the Auto line R$45, Health R$36 and Life R$21.

b) Variation in Technical Provisions for Private Pension Plans

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(333)	(461)	38.4	(1,480)	(461)	(68.9)

Variations in technical provisions are directly related to production, combined with benefits and redemptions. The variations in the period are mainly due to the increase in production of “VGBL” R$169.

Variations in technical provisions are directly related to production, combined with benefits and redemptions. The variations in the quarter are mainly due to the “VGBL” R$808 and “PGBL” R$228 products, due to the higher production in 4Q06.

c) Variation in Technical Provisions for Certificated Savings Plans

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(2)	12	–	(4)	12	–

The variation is mainly due to the reversion of technical provision for contingency.			The variation is mainly due to the reversion of technical provision for contingency.

Retained Claims

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(1,509)	(1,428)	(5.4)	(1,652)	(1,428)	(13.6)

The variation in the period is due to: (i) a decrease in reported claims in the Life R$49, Health R$16 and other lines R$23; mitigated: (ii) by the increase of reported claims of Auto R$3 and Basic lines R$4. N.B.: The claims ratio decreased from 78.7% to 73.3%.

The variation in the quarter is due to: (i) the decrease in reported claims in the Health line R$173, resulting from seasonality, as in this quarter there is a decrease in utilization due to the insured and prospects’ vacation period; Life segment R$66 and Basic lines R$4; mitigated: (ii) by the increase in reported claims of the Auto R$7 and other lines R$12.
N.B.: Between the quarters, we recorded a decrease in the claims ratio from 81.5% to 73.3%.

Analysis of the Statement of Recurring Income – R$ million

Certificated Savings Plans Draws and Redemptions

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(285)	(301)	5.6	(344)	(301)	(12.5)

The redemptions are directly related to revenue. The variation in the period is due to the increase in revenues from certificated savings plans.			The redemptions are directly related to revenue. The variation in the quarter is due to lower revenues from certificated savings plans.

Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(243)	(260)	7.0	(269)	(260)	(3.3)

The variation in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Insurance Products Selling Expenses

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(200)	(206)	3.0	(209)	(206)	(1.4)

In nominal terms, selling expenses remained practically steady in 1Q07 when compared to 1Q06. In the sale/received premium ratio, there was a slight growth in the indexes (from 11.0% in 1Q06 to 11.4% in 1Q07).

In nominal terms, selling expenses remained practically steady in 1Q07 when compared to 4Q06. In the sale/received premiums ratio, there was a slight growth in the indexes (from 11.0% in 4Q06 to 11.4% in 1Q07).

b) Private Pension Plans Selling Expenses

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(40)	(49)	22.5	(56)	(49)	(12.5)

The variation in the period is basically a result of the increase in sales of the “VGBL” product and, consequently, in selling expenses R$6.			The variation is mainly a result of the decrease in selling expenses of the traditional plans R$8.

c) Certificated Savings Plans Selling Expenses

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(3)	(5)	66.7	(4)	(5)	25.0

The variation in the period derives from: (i) the higher selling expenses due to the use of “Fundação SOS Mata Atlântica” brand; (ii) the expense referring “Pé Quente” products; mitigated: (iii) by the reduction in the expense resulting from the use of “Instituto Ayrton Senna” brand.
			The variation in the quarter derives from the higher selling expenses referring to promotional gifts related to “Pé Quente” products.

Private Pension Plans Benefits and Redemptions Expenses

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(727)	(713)	(1.9)	(449)	(713)	58.8

The variation in the period is derived from: (i) the lower volume of redemptions in traditional plans R$78; mitigated: (ii) by the higher volume of redemptions in “PGBL” plans R$57.			The variation in the quarter is mainly due to the higher volume of redemptions in “PGBL” plans R$235, due to the seasonality of higher withdrawals.

Personnel Expenses

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(1,419)	(1,460)	2.9	(1,460)	(1,460)	–

The growth in the period is due to: (i) the increase in salary levels resulting from the 2006 collective bargaining agreement (3.5%), benefits and other R$30; (ii) the higher expenses of “PLR” R$24; (iii) the consolidation of Amex Brasil and Fidelity R$42; mitigated: (iv) by the lower expenses with provisions for labor proceedings R$55.
			The expenses remained stable in 1Q07 compared to 1Q06.

Other Administrative Expenses

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(1,317)	(1,540)	16.9	(1,671)	(1,540)	(7.8)

The increase in the period is basically due to: (i) the increase in businesses; (ii) the contractual adjustments; and (iii) the investments in the improvement and optimization of the technological platform (IT).
			If we exclude the seasonal effect of advertising expenses occurred in 4Q06, we will verify that these expenses remained practically stable.

Tax Expenses

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(508)	(585)	15.2	(577)	(585)	1.4

The increase in the period mainly derives from: (i) the PIS/Cofins increased expenses R$28 in view of the increase of taxable income; (ii) the ISS increased expenses R$13; (iii) the IPTU increased expenses R$13; and (iv) the higher expenses with CPMF R$16.

The variation in the quarter is essentially due to: (i) the PIS/Cofins increased expenses R$25; (ii) the IPTU increased expenses R$15; which was mitigated: (iii) by the higher CPMF expense in 4Q06 R$42, mainly derived from investment of funds obtained in debentures by the subsidiary Bradesco Leasing and the payment of supplementary dividends/JCP in the previous quarter.

Equity in the Earnings of Affiliated Companies

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
5	12	140.0	30	12	(60.0)

The variation in the period is substantially due to the result obtained in the subsidiary IRB Brasil-Resseguros.			The variation in the quarter mainly derives from higher results obtained in the affiliated companies in 1Q07, basically in the subsidiary IRB-Brasil Resseguros.

Other Operating Income

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
255	337	32.2	430	337	(21.6)

The increase in the period is basically due to: (i) the higher reversions for operating provisionR$53; (ii) the higher revenues in the sales of goods R$18; and (iii) the higher financial revenues R$13.

The variation in the quarter is mainly due to: (i) the lower financial revenues R$72; (ii) the lower reversions for operating provision R$43; mitigated: (iii) by the higher revenues in the sales of goods R$21.

Other Operating Expenses

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(960)	(1,142)	19.0	(1,197)	(1,142)	(4.6)

The increase in the period is mostly due to: (i) the higher financial expenses R$152; (ii) the increase in sundry losses R$67; (iii) the higher costs of services rendered R$33; mitigated by: (iv) the inexisting goodwill amortization R$119, due to the extraordinary amortization in 3Q06.
			The variation in the quarter basically derives from: (i) the lower costs of services rendered R$15; (ii) the lower sundry losses R$14; and (iii) the lower expenses with operating provisions R$12.

Operating Income

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
2,248	2,281	1.5	2,179	2,281	4.7

The increase in the period derives from: (i) the increased fee and commission income R$519; (ii) the increase in the result of insurance, private pension plans and certificated savings plans operations R$126; (iii) the higher net interest income R$44; (iv) the increase in the equity in the earnings of affiliated companies R$7; partially affected by: (v) the higher tax expenses R$77; (vi) the increased operating expenses (net of income) R$100; (vii) the higher allowance for doubtful accounts expenses R$222; and (viii) the increased personnel and administrative expenses R$264.
N.B.: For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

The variation in the quarter derives from: (i) the increased fee and commission income R$135; (ii) the lower administrative expenses R$131; (iii) the lower expenses with allowance for doubtful accounts R$29; partially mitigated by: (iv) the higher tax expenses R$8; (v) the decrease in the equity in the earnings of affiliated companies R$18; (vi) the smaller net income margin R$26; (vii) the increased operating expenses (net of income) R$38; and (viii) the increase in contribution margin of insurance, private pension plans and certificated savings plans operations R$103.
N.B.: For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

Non-Operating Income

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(32)	(3)	(90.6)	(29)	(3)	(89.7)

The variation in the period is mainly due to higher recording of non- operating provisions in 1Q06.			The variation in the quarter is basically due to lower losses in the sale of assets and investments carried out in 1Q07.

Taxes on Income

1st Qtr./2006	1st Qtr./2007	Variation %	4th Qtr./2006	1st Qtr./2007	Variation %
(681)	(570)	(16.3)	(528)	(570)	8.0

The variation on taxes on income expenses in the period reflects tax charge over earnings before taxes, adjusted of additions and exclusions, according to Note 34.			The variation on taxes on income expenses in the quarter reflects tax charge over earnings before taxes, adjusted of additions and exclusions, according to Note 34.

Comparative Balance Sheet

Assets	R$ million

	March		Variation %	December	March	Variation %

	2006	2007		2006	2007

Current and Long-Term Assets	211,583	278,387	31.6	262,055	278,387	6.2
Funds Available	3,013	4,244	40.9	4,762	4,244	(10.9)
Interbank Investments	23,759	31,601	33.0	25,989	31,601	21.6
Securities and Derivative Financial
Instruments	68,669	97,534	42.0	97,250	97,534	0.3
Interbank and Interdepartmental
Accounts	17,261	19,640	13.8	19,311	19,640	1.7
Restricted Deposits:
Brazilian Central Bank	16,174	18,544	14.7	18,665	18,544	(0.6)
Other	1,087	1,096	0.8	646	1,096	69.7
Loan and Leasing Operations	73,302	88,436	20.6	83,467	88,436	6.0
Loan and Leasing Operations	78,473	95,111	21.2	90,012	95,111	5.7
Allowance for Doubtful Accounts	(5,171)	(6,675)	29.1	(6,545)	(6,675)	2.0
Other Receivables and Assets	25,579	36,932	44.4	31,276	36,932	18.1
Foreign Exchange Portfolio	9,000	13,620	51.3	7,946	13,620	71.4
Other Receivables and Assets	16,723	23,411	40.0	23,431	23,411	(0.1)
Allowance for Other Doubtful Accounts	(144)	(99)	(31.3)	(101)	(99)	(2.0)
Permanent Assets	4,808	3,557	(26.0)	3,492	3,557	1.9
Investments	922	661	(28.3)	697	661	(5.2)
Property, Plant and Equipment in Use
and Leased Assets	2,004	2,234	11.5	2,152	2,234	3.8
Deferred Charges	1,882	662	(64.8)	643	662	3.0
Deferred Charges	555	662	19.3	643	662	3.0
Goodwill on Acquisition of Subsidiaries, Net
of Amortization	1,327	–	(100.0)	–	–	–
Total	216,391	281,944	30.3	265,547	281,944	6.2

Liabilities
Current and Long-Term Liabilities	195,864	255,690	30.5	240,673	255,690	6.2
Deposits	74,482	84,162	13.0	83,905	84,162	0.3
Demand Deposits	16,240	20,115	23.9	20,527	20,115	(2.0)
Savings Deposits	25,560	27,609	8.0	27,612	27,609	–
Interbank Deposits	128	158	23.4	290	158	(45.5)
Time Deposits	32,296	35,687	10.5	34,925	35,687	2.2
Other Deposits	258	593	129.8	551	593	7.6
Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	24,037	50,901	111.8	47,676	50,901	6.8
Funds from Issuance of Securities	6,307	5,879	(6.8)	5,636	5,879	4.3
Securities Issued Abroad	2,731	2,316	(15.2)	2,175	2,316	6.5
Other Funds	3,576	3,563	(0.4)	3,461	3,563	2.9
Interbank and Interdepartmental
Accounts	1,425	1,950	36.8	2,232	1,950	(12.6)
Borrowings and Onlendings	15,611	18,634	19.4	17,419	18,634	7.0
Borrowings	6,044	6,957	15.1	5,778	6,957	20.4
Onlendings	9,567	11,677	22.1	11,641	11,677	0.3
Derivative Financial Instruments	1,128	855	(24.2)	519	855	64.7
Provisions for Insurance, Private Pension
Plans and Certificated Savings Plans	42,555	50,653	19.0	49,129	50,653	3.1
Other Liabilities	30,319	42,656	40.7	34,157	42,656	24.9
Foreign Exchange Portfolio	3,878	8,416	117.0	2,387	8,416	252.6
Taxes and Social Security Contributions,
Social and Statutory Payables	7,840	9,029	15.2	8,206	9,029	10.0
Subordinated Debt	9,614	12,147	26.3	11,949	12,147	1.7
Sundry	8,987	13,064	45.4	11,615	13,064	12.5
Future Taxable Income	80	164	105.0	181	164	(9.4)
Minority Interest in Consolidated
Subsidiaries	72	61	(15.3)	57	61	7.0
Stockholders’ Equity	20,375	26,029	27.7	24,636	26,029	5.7
Total	216,391	281,944	30.3	265,547	281,944	6.2

Equity Analysis – R$ million

Funds Available

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
3,013	4,244	40.9	4,762	4,244	(10.9)

The variation in the period is due to: (i) the increased volume of funds available in domestic currency R$1,183; and (ii) the increase in the volume in foreign currency R$48.			The variation in the quarter is basically due to: (i) the decreased volume in domestic currency R$527; offset: (ii) by the increased volume of funds available in foreign currency R$9.

Interbank Investments

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
23,759	31,601	33.0	25,989	31,601	21.6

The growth in the period derives from: (i) the increase in third-party portfolio position R$10,740; (ii) the increase in investment with unrestricted securities R$1,800; partially offset by: (iii) the decrease in interbank deposits of R$2,699; and (iv) the decrease in the own portfolio position R$1,999.

The variation in the quarter is basically due to: (i) the increase in third- party portfolio position in the amount of R$18,803; (ii) the increase in investments with unrestricted securities R$1,800; (iii) the increase in interbank deposits R$138; partially offset: (iv) by the decrease in the own portfolio position R$15,121.

Securities (TVM) and Derivative Financial Instruments

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
68,669	97,534	42.0	97,250	97,534	0.3

The increase in the period is substantially due to: (i) the additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and certificated savings plans, as well as the issuance of subordinated debt of R$1,623; (ii) the variation in average interest rates, observing the 13.9% CDI variation in the period; partially mitigated by: (iii) the exchange loss variation of 5.6% in the period, from March/06 to March/07, impacting on foreign currency indexed and/or denominated securities, which comprise 6.5% of the portfolio; and (iv) the redemption/maturity of securities. The portfolio profile (excluded from purchase and sale commitments), based on Management’s intent, is distributed as follows: “Trading Securities” 65.7%; “Securities Available for Sale” 30.6%; and “Securities Held to Maturity” 3.7% .. In March/07, 57.0% of the total portfolio (excluded from purchase and sale commitments) was represented by Government Bonds, 16.5% by Private Securities and 26.5% by “ PGBL” and “ VGBL” fund quotas.

The variation in the quarter partially reflects: (i) the additional funds arising from increased funding, especially the technical provisions for insurance, private pension plans and certificated savings plans; (ii) the variation in average interest rates, observing the 3.0% CDI variation in 1Q07; which was partially mitigated by: (iii) the redemption/maturity of securities; and (iv) exchange loss variation of 4.1% in 1Q07, impacting on foreign currency indexed and/or denominated securities, which comprise 6.5% of the portfolio.

Interbank and Interdepartmental Accounts

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
17,261	19,640	13.8	19,311	19,640	1.7

The variation in the year is mainly due to: (i) the increase in volume of compulsory demand deposits of R$1,115, due to an expansion in average balance of these deposits, basis for payment in respective periods, from R$16,053 in March/2006 to R$20,076 in March/2007; (ii) the increase in the volume of the compulsory of savings accounts deposits of R$354 referring to the increase in the balance of these deposits by 8.0% in the period; and (iii) the increase in the additional compulsory on deposits R$902.

The variation in the quarter is basically due to: (i) the increase in the item “Checks Clearing and Relationship with Correspondents Services” in the amount of R$560 in view of accounts balance, represented by checks and other documents, at the end of the year; (ii) the increase in the volume of compulsory of savings accounts deposits of R$118; offset by: (iii) the decrease in the volume of the compulsory demand deposits of R$196, due to a reduction in average balance of these deposits, basis for payment in respective periods, from R$21,304 in December/2006 to R$20,076 in March/2007; and (iv) the decrease in the additional compulsory on deposits R$43.

Loan and Leasing Operations

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
84,426	101,473	20.2	96,219	101,473	5.5

The increase in the period is basically due to: (i) the individual client portfolio, with a 16.5% growth, in particular in the “Auto” products, up by 16.2% and “Personal Loan”, up by 15.2%. In the corporate portfolio, the growth rate was of 22.9%, as a result of the 27.5% increase in micro, small and medium-sized companies portfolio, coupled with an 18.6% increase in the portfolio of large companies (Corporate). In the corporate portfolio we point out the products “Operations Abroad”, up by 75%, “BNDES Onlending” up by 26.8% and “ Working Capital” with an increase of 16.1%, as a result of the maintenance of the economic activity level; partially offset by: (ii) exchange loss variation of 5.6% from March/06 to March/07, impacting on foreign currency indexed and/or denominated contracts, comprising 9.5% of the total portfolio. In March/07, the portfolio was distributed at 59.0% for corporate (25.8% of which was directed to industry, public and private sectors, 15.0% to commerce, 16.4% to services, 1.4% to agribusiness and 0.4% to financial intermediation) and 41.0% for individuals. In terms of concentration, the 100 largest borrowers accounted for 22.6% of the portfolio in March/06 and for 22.7% in March/07. The Loan Portfolio under Normal Course reached the amount of R$92,536 in March/07. Out of this total, 35.2% is falling due within up to 90 days.
N.B.1: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for doubtful accounts, as described in Note 10.
N.B.2: for a better understanding of these operations, see item “loan operations”, on page 78.

The variation in the quarter is mainly due to: (i) the 5.7% growth recorded in the corporate portfolio resulting from the 3.3% increase in the portfolio of micro, small and medium-sized companies and the increase of 8.2% in the portfolio of large companies (Corporate). It is worth pointing out the increase of 5.8% in “Working Capital”, of 10.0% in “Operations Abroad” and 20% in “Guaranteed Account”, as a result of the maintenance of the economic activity level. The 5.1% growth in the individual client portfolio, especially in the “Auto” products, with a 3.6% increase and “Personal Loan”, with a 5.8% increase, is a result of a stable economic scenario; offset: (ii) by the exchange loss variation of 4.1% in 1Q07, impacting foreign currency indexed and/or denominated contracts, which account for 9.5% of total portfolio. In terms of concent ration, the 100 largest borrowers accounted for 21.4% of the portfolio in December/06 and 22.7% in March/07.
N.B.1: this item includes advances on exchange contracts and other receivables and does not take into account the allowance for doubtful accounts, as described in Note 10
N.B.2: for a better understanding of these operations, see item “loan operations”, on page 78

Allowance for Doubtful Accounts (PDD)

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
(5,315)	(6,775)	27.5	(6,646)	(6,775)	1.9

The variation in the PDD balance for the period was mostly due to a 20.2% increase in the volume of loan operations, pointing out individual clients operations, with a 16.5% increase, which due to its specific feature, requires a higher volume of provisioning. PDD ratio in relation to the loan portfolio increased from 6.3% in March/06 to 6.7% in March/07. Provision coverage ratio in relation to the loan portfolio under abnormal course, respectively, rated between E and H, decreased from 164.3% in March/06 to 148.3% in March/07, and between D and H, reduced from 132.7% in March/06 to 123.3% in March/07. However, the preventive maintenance of high provision levels made all performance indicators remain in adequate levels. In the period, PDD in the amount of R$4,634 was recorded, R$90 was incorporated arising from acquired institutions and R$3,264 was written off. The exceeding PDD volume in relation to the minimum required increased from R$1,032 in March/06 to R$1,103 in March/07.

The increase in the PDD balance in the quarter basically reflects a 5.5% growth of the loan portfolio in the quarter, particularly, the individual client portfolio with a 5.1% growth. The PDD ratio in relation to the loan portfolio increased from 6.9% in December/06 to 6.7% in March/07, and the provision coverage ratios in relation to the loan portfolio under abnormal course, respectively, rated from E to H, decreased from 151.4% in December/06 to 148.3% in March/07, and those rated from D to H decreased from 127.2% in December/06 to 123.3% in March/07. However, the preventive maintenance of the current provision levels made all performance indicators remain in adequate levels. In the quarter, PDD in the amount of R$1,160 was recorded, and R$1,031 was written off. The exceeding PDD volume in relation to the minimum required remained stable when compared to the balance of December/0 6.

Other Receivables and Assets

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
25,213	36,520	44.8	30,873	36,520	18.3

The variation in the period is mainly due to: (i) a R$2,258 increase in the balance of credit card operations, not included in loan operations; (ii) the increase in tax credit balances R$1,976, basically as a result of temporary provisions; (iii) deposits in guarantee R$1,334; and (iv) the increase in foreign exchange operations R$4,620.
N.B.: balances are deducted (net of corresponding PDD) of R$366 in March/06 and of R$412 in March/07, allocated to the “Loan and Leasing Operations” and “Allowance for Doubtful Accounts” items.

The variation in the quarter is basically due to the increase in foreign exchange operations balance R$5,674. N.B.: balances are deducted (net of corresponding PDD) of R$403 in December/06 and R$412 in March/07, allocated to the “Loan and Leasing Operations” and “Allowance for Doubtful Accounts” items.

Permanent Assets

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
4,808	3,557	(26.0)	3,492	3,557	1.9

The variation in the period is mostly due to: (i) the full goodwill amortization; (ii) the transfer of Banco Espírito Santo (BES) investment to current assets; mitigated by: (iii) the increase in property, plant and equipment and leased assets and deferred charges.

The variation in the quarter is mostly due to: (i) the increase in property, plant and equipment and leased assets R$82 and deferred charges R$19; which was partially offset by: (ii) the sale of investment R$41.

Deposits

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
74,482	84,162	13.0	83,905	84,162	0.3

The increase of the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Demand Deposits

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
16,240	20,115	23.9	20,527	20,115	(2.0)

The evolution of R$3,875 is composed of: individuals R$1,700 and corporate clients R$2,175.			The variation in the quarter is due to the reduction of funds stemming from individuals R$46 and corporate clients R$366.

b) Savings Deposits

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
25,560	27,609	8.0	27,612	27,609	–

The increase in the period is mainly due to: (i) the remuneration of deposits (TR + 0.5% p.m.) reaching 8.3%, in the period; mitigated: (ii) by withdrawals occurred in the period.
The drop of interest rates made savings accounts more attractive in 1Q07 causing a different seasonal behavior in which the inflow of funds offset the outflow. Thus, the balance remained in the same levels of December/06.

c) Time Deposits

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
32,296	35,687	10.5	34,925	35,687	2.2

The increase in the period is basically due to (i) the deposit remuneration; which was mitigated: (ii) by migration of funds to other forms of investment by institutional investors, mainly by means of issuance of debentures and subordinated debts.
			The increase in the quarter is substantially due to (i) the deposit remuneration in 1Q07; mitigated: (ii) by the migration of funds to other forms of investment by institutional investors.

d) Interbank Deposits and Other Deposits

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
386	751	94.6	841	751	(10.7)

The variation in the period results from: (i) a hike in the volume of the “Interbank Deposits” item R$30; and (ii) increase in the “Other Deposits – Investment Account” item R$335.			The variation in the quarter is due to: (i) the decrease in the volume of “Interbank Deposits” item R$132; mitigated: (ii) by the increase in the “Other Deposits – Investment Account” item R$42.

Federal Funds Purchased and Securities Sold under Agreements to Repurchase

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
24,037	50,901	111.8	47,676	50,901	6.8

The variation of balance in the period derives from: (i) an increase in funding volume, using government and private securities of the own portfolio issued R$16,446; (ii) the increase of third-party portfolio R$9,046; (iii) the increase in the unrestricted portfolio R$1,372. N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, at the amount of R$3,645 in March/06 and R$10,571 in March/07.

The variation of balance in the quarter derives from: (i) an increase in funding volume, using the third-party portfolio R$16,606; offset by: (ii) the reduction in the unrestricted portfolio R$6,137; and (iii) the reduction of the own portfolio R$7,244. N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$8,771 in December/06 and R$10,571 in March/07.

Funds from Issuance of Securities

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
6,307	5,879	(6.8)	5,636	5,879	4.3

The variation in the period basically derives from: (i) decreased balance of securities issued abroad, mainly in view of the redemptions of Eurobonds, overdue and not renewed; (ii) exchange loss variation of 5.6% from March/06 to March/07, which impacted on the funds from issuance of securities abroad, the balances of which were R$2,731 in March/06 and R$2,316 in March/07; partially offset: (iii) by the funding of MTN Program Issues R$242, as per Note 16c.

In the quarter, the variation mostly derives from: (i) the increase in the balance of securities issued abroad, basically due to the funding of MTN Program Issues; partially offset: (ii) by the redemption of Eurobonds, overdue and not renewed; and (iii) by the exchange loss variation of 4.1% in 1Q07, impacting the funds from issuance of securities abroad, the balances of which were R$2,175 in December/06 and R$2,316 in March/07.

Interbank and Interdepartmental Accounts

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
1,425	1,950	36.8	2,232	1,950	(12.6)

The variation in the period is mostly due to higher volume of foreign currency payment orders.			The variation in the quarter is mostly due to lower volume of foreign currency payment orders.

Borrowings and Onlendings

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
15,611	18,634	19.4	17,419	18,634	7.0

The variation in the period is basically due to: (i) the increase in the volume of funds from domestic loans and onlendings, mainly by means of BNDES and Finame; which was offset: (ii) by exchange loss variation of 5.6% from March/06 to March/07, which impacted on the foreign currency indexed and/or denominated loans and onlendings liabilities, the balances of which were R$6,394 in March/06 and R$7,311 in March/07.

The variation in the quarter mainly results from: (i) the increase in the volume of funds from domestic loans and onlendings abroad; which was offset: (ii) by the exchange loss variation of 4.1% in the quarter, which impacted on the foreign currency indexed and/or denominated loans and onlendings liabilities, the balances of which were R$6,096 in December/06 and R$7,311 in March/07.

Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
42,555	50,653	19.0	49,129	50,653	3.1

The increase in the period is basically due to: (i) the growth in sales of supplementary private pension plans and insurance policies, and (ii) the restatement and interest of technical provisions. The largest variations recorded were: (a) in the private pension segment, “VGBL” plans at R$5,264 and “PGBL” plans at R$1,500; and (b) in the insurance segment, in the Health line R$861, partially due to the recording of additional provisions relative to the necessary amount of readjustment of the Health insurance premiums, as well as in the provisions of the Life segment R$504.

The increase in the quarter is mainly due to: (i) the monetary restatement and interest of technical provisions; and (ii) the sales of supplementary private pension plans and insurance policies. The largest variations recorded were: (a) in the private pension segment, in “VGBL” plans at R$1,017 and “PGBL” plans at R$171; and (b) in the insurance segment, in Health segment R$252, as well as in the provisions for the Life segment R$145.

Other Liabilities, Derivative Financial Instruments and Future Taxable Income

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
36,970	49,526	34.0	40,560	49,526	22.1

The variation in the period mostly derives from: (i) the issuance of Subordinated Debt R$1,623; (ii) the increase in the balance of items “Tax and Social Security” R$2,269; (iii) the increase in Credit Cards operations R$2,497, which includes R$1,064 from Amex Brasil; (iv) the increase in the “Exchange Portfolio” R$4,947. N.B.: excludes advances on foreign exchange contracts of R$5,443 and R$5,853, allocated to the specific item in loan operations in March/06 and March/07, respectively.

The variation in the quarter is mainly due to the increase in the items: (i) “Collection of Taxes and Other Contributions” R$1,819; and (ii) “Exchange Portfolio” R$6,176. N.B.: excludes advances on foreign exchange contracts of R$5,705 and R$5,853, allocated to the specific item in loan operations in December/06 and March/07, respectively.

Minority Interest in Consolidated Subsidiaries

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
72	61	(15.3)	57	61	7.0

The variation in the period is mainly due to the reduction in the number of the minority stockholders of Banco BEC R$9.			In the quarter, the “Minority Interest in Consolidated Subsidiaries” item remained practically steady.

Stockholders’ Equity

March/2006	March/2007	Variation %	December/2006	March/2007	Variation %
20,375	26,029	27.7	24,636	26,029	5.7

The variation in the period is due to: (i) the appropriation of recorded net income R$5,229; (ii) the increase in the reserve for securities and derivatives mark-to-market adjustment R$1,460; (iii) capital increase R$1,200; (iv) premium in stock subscription R$18; which was partially offset by: (v) interest on own capital/dividends paid and provisioned R$2,222; and (vi) treasury stock buyback R$31.

The variation in the quarter is due to: (i) the appropriation of recorded net income R$1,705; (ii) increase in reserve for securities and derivatives mark-to-market adjustment R$305; which was offset: by: (iii) interest on own capital paid and provisioned R$601; and (iv) treasury stock buyback R$16.

2 - Main Statement of Income Information

Consolidated Statement of Adjusted Income – R$ thousand

	Years

	2006	2005	2004	2003	2002

Revenues from Financial Intermediation	37,666,266	33,701,225	26,203,227	28,033,866	31,913,379
Loan Operations	20,055,120	16,704,318	12,731,435	12,294,528	15,726,929
Leasing Operations	653,260	444,389	300,850	307,775	408,563
Operations with Securities	6,090,822	5,552,008	4,921,179	7,832,965	9,527,663
Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans	6,887,472	6,498,435	5,142,434	5,359,939	3,271,913
Derivative Financial Instruments	1,923,358	2,389,002	1,238,890	55,192	(2,073,247)
Foreign Exchange Transactions	729,647	617,678	691,302	797,702	4,456,594
Compulsory Deposits	1,326,587	1,495,395	1,177,137	1,385,765	594,964
Expenses from Financial Intermediation (excluding PDD)	17,827,105	16,419,196	12,972,347	14,752,199	20,441,257
Market Funding Operations	11,994,711	11,285,324	8,486,003	10,535,497	10,993,327
Price-level Restatement and Interest on Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings Plans	4,004,823	3,764,530	3,215,677	3,120,342	2,241,283
Borrowings and Onlendings	1,819,413	1,360,647	1,253,175	1,083,379	7,194,161
Leasing Operations	8,158	8,695	17,492	12,981	12,486
Net Interest Income	19,839,161	17,282,029	13,230,880	13,281,667	11,472,122
Allowance for Doubtful Accounts Expenses	4,412,413	2,507,206	2,041,649	2,449,689	2,818,526
Gross Income from Financial Intermediation	15,426,748	14,774,823	11,189,231	10,831,978	8,653,596
Other Operating Income (Expenses)	(6,759,505)	(6,921,319)	(7,071,120)	(7,278,870)	(6,343,850)
Fee and Commission Income	8,897,882	7,348,879	5,824,368	4,556,861	3,711,736
Operating Income on Insurance, Private Pension Plans and Certificated Savings Plans	1,025,221	293,769	(60,645)	(148,829)	658,165
Insurance, Private Pension Plans and Certificated Savings Plans Retained Premiums	15,179,418	13,647,089	13,283,677	11,726,088	10,134,873
– Net Premiums Issued	19,021,852	16,824,862	15,389,170	13,111,896	10,687,384
– Reinsurance Premiums and Redeemed Premiums	(3,842,434)	(3,177,773)	(2,105,493)	(1,385,808)	(552,511)
Variation in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	(3,515,047)	(2,755,811)	(3,964,106)	(3,670,163)	(2,784,647)
Retained Claims	(6,126,664)	(5,825,292)	(5,159,188)	(3,980,419)	(3,614,963)
Certificated Savings Plans Draws and Redemptions	(1,221,626)	(1,228,849)	(1,223,287)	(1,099,554)	(720,932)
Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses	(1,022,737)	(961,017)	(867,094)	(762,010)	(667,527)
Private Pension Plans Benefits and Redemptions Expenses	(2,268,123)	(2,582,351)	(2,130,647)	(2,362,771)	(1,688,639)
Personnel Expenses	(5,932,406)	(5,311,560)	(4,969,007)	(4,779,491)	(4,075,613)
Other Administrative Expenses	(5,870,030)	(5,142,329)	(4,937,143)	(4,814,204)	(4,028,377)
Tax Expenses	(2,149,905)	(1,878,248)	(1,464,446)	(1,054,397)	(847,739)
Equity in the Earnings of Affiliated Companies	72,324	76,150	163,357	5,227	64,619
Other Operating Income	1,420,217	1,096,968	1,198,532	1,697,242	1,320,986
Other Operating Expenses	(4,222,808)	(3,404,948)	(2,826,136)	(2,741,279)	(3,147,627)
Operating Income	8,667,243	7,853,504	4,118,111	3,553,108	2,309,746
Non-Operating Income	(8,964)	(106,144)	(491,146)	(841,076)	186,342
Income before Taxes on Profit and Interest	8,658,279	7,747,360	3,626,965	2,712,032	2,496,088
Taxes on Income	(2,286,765)	(2,224,455)	(554,345)	(396,648)	(460,263)
Minority Interest in Subsidiaries	(9,007)	(8,831)	(12,469)	(9,045)	(13,237)
Net Income	6,362,507	5,514,074	3,060,151	2,306,339	2,022,588

Profitability on Stockholders' Equity	25.83%	28.41%	20.11%	17.02%	18.65%
Net Interest Income/Total Assets	7.47%	8.28%	7.15%	7.54%	8.03%

	2007	2006					2005

	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.

Revenues from Financial Intermediation	9,313,588	9,566,436	9,624,065	9,678,900	8,796,865	10,114,120	8,371,118	6,710,887
Loan Operations	4,936,359	5,112,754	5,258,086	5,166,814	4,517,466	5,220,326	4,296,030	3,478,848
Leasing Operations	191,817	192,898	174,990	151,474	133,898	128,647	133,604	95,551
Operations with Securities	1,481,724	1,716,957	1,793,642	1,532,264	1,047,959	2,236,854	1,357,055	302,896
Financial Income on Insurance, Private Pension
Plans and Certificated Savings Plans	1,685,144	1,840,259	1,591,834	1,622,810	1,832,569	1,748,960	1,515,755	1,464,488
Derivative Financial Instruments	553,119	290,601	303,403	528,246	801,108	118,208	586,559	923,238
Foreign Exchange Operations	149,264	98,051	167,557	349,797	114,242	296,868	89,974	58,759
Compulsory Deposits	316,161	314,916	334,553	327,495	349,623	364,257	392,141	387,107
Expenses from Financial Intermediation
(excluding PDD)	4,294,503	4,520,722	4,756,794	4,729,262	3,820,327	5,510,528	4,034,524	2,763,910
Market Funding Operations	2,884,640	3,010,976	3,430,965	3,016,360	2,536,410	3,713,534	2,897,471	1,864,385
Price-level Restatement and Interest on
Technical Provisions for Insurance, Private
Pension Plans and Certificated Savings Plans	1,043,589	1,138,529	907,865	915,781	1,042,648	1,050,944	872,695	901,840
Borrowings and Onlendings	364,583	369,088	415,788	794,801	239,736	744,611	262,910	(4,863)
Leasing Operations	1,691	2,129	2,176	2,320	1,533	1,439	1,448	2,548
Net Interest Income	5,019,085	5,045,714	4,867,271	4,949,638	4,976,538	4,603,592	4,336,594	3,946,977
Allowance for Doubtful Accounts Expenses	1,159,661	1,189,941	1,168,044	1,115,986	938,442	770,560	539,900	562,149
Gross Income from Financial Intermediation	3,859,424	3,855,773	3,699,227	3,833,652	4,038,096	3,833,032	3,796,694	3,384,828
Other Operating Income (Expenses)	(1,577,991)	(1,675,438)	(1,542,072)	(1,752,656)	(1,789,339)	(1,807,520)	(1,688,151)	(1,595,371)
Fee and Commission Income	2,559,188	2,423,752	2,342,847	2,090,735	2,040,548	2,009,563	1,918,367	1,759,600
Operating Income of Insurance, Private
Pension Plans and Certificated Savings Plans	241,430	345,135	325,144	239,400	115,542	263,092	146,207	99,316
Insurance, Private Pension Plans and
Certificated Savings Plans Retained Premiums	3,605,971	4,626,761	3,807,017	3,287,286	3,458,354	4,303,785	3,546,484	3,001,125
– Net Premiums Issued	4,801,108	5,662,096	4,714,041	4,249,174	4,396,541	5,083,889	4,314,294	3,810,957
– Reinsurance Premiums and Redeemed Premiums	(1,195,137)	(1,035,335)	(907,024)	(961,888)	(938,187)	(780,104)	(767,810)	(809,832)
Variation of Technical Provisions of Insurance,
Private Pension Plans and Certificated
Savings Plans	(663,215)	(1,568,675)	(901,468)	(465,746)	(579,158)	(1,318,642)	(739,487)	(279,264)
Retained Claims	(1,427,886)	(1,651,421)	(1,489,845)	(1,476,763)	(1,508,635)	(1,533,502)	(1,462,742)	(1,456,990)
Certificated Savings Plans Draws and Redemptions	(301,043)	(343,384)	(305,545)	(288,144)	(284,553)	(331,479)	(337,735)	(313,144)
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(259,833)	(268,731)	(259,861)	(251,020)	(243,125)	(263,324)	(244,611)	(224,258)
Private Pension Plans Benefits and Redemption
Expenses	(712,564)	(449,415)	(525,154)	(566,213)	(727,341)	(593,746)	(615,702)	(628,153)
Personnel Expenses	(1,459,826)	(1,460,199)	(1,584,533)	(1,468,665)	(1,419,009)	(1,361,355)	(1,483,256)	(1,246,226)
Other Administrative Expenses	(1,539,500)	(1,671,274)	(1,506,957)	(1,374,340)	(1,317,459)	(1,439,655)	(1,270,824)	(1,239,471)
Tax Expenses	(585,370)	(577,132)	(532,175)	(532,474)	(508,124)	(523,037)	(454,201)	(446,760)
Equity in the Earnings of Affiliated Companies	11,589	30,257	7,587	29,786	4,694	7,281	64,227	10,283
Other Operating Income	337,274	430,410	418,941	316,150	254,716	299,948	237,711	259,469
Other Operating Expenses	(1,142,776)	(1,196,387)	(1,012,926)	(1,053,248)	(960,247)	(1,063,357)	(846,382)	(791,582)
Operating Income	2,281,433	2,180,335	2,157,155	2,080,996	2,248,757	2,025,512	2,108,543	1,789,457
Non-Operating Income	(2,714)	(29,038)	40,570	11,330	(31,826)	(69,388)	(10,149)	(20,757)
Income before Taxes on Profit and Interest	2,278,719	2,151,297	2,197,725	2,092,326	2,216,931	1,956,124	2,098,394	1,768,700
Taxes on income	(570,335)	(530,168)	(584,759)	(490,445)	(681,393)	(488,742)	(665,871)	(350,848)
Minority Interest in Consolidated Subsidiaries	(3,067)	(1,580)	(2,393)	245	(5,279)	(4,829)	(2,294)	(1,985)
Net Income	1,705,317	1,619,549	1,610,573	1,602,126	1,530,259	1,462,553	1,430,229	1,415,867

Profitability on Stockholders' Equity
(Annualized)	28.90%	29.00%	33.04%	33.88%	33.60%	33.72%	35.20%	36.63%
Net Interest Income/Total Assets (Annualized)	7.31%	7.82%	8.25%	8.80%	10.09%	8.77%	9.21%	9.26%

Profitability

Bradesco’s Net Income reached R$1,705 million in 1Q07, against R$1,530 million reached in the same period of 2006, which corresponds to an 11.4% increase. If we compare it to the R$1,620 income of 4Q06, there was an R$85 million increase, or 5.2% . Stockholders’ Equity amounted to R$26,029 million on March 31, 2007, with a growth of 27.7% compared to the balance of March 31, 2006. Accordingly, the annualized Return on Average Stockholders’ Equity (ROAE) reached 30.2% . Total Assets added up to R$281.944 million at the end of March 31, 2007, growing 30.3% and 6.2% when compared to the balance of March 31, 2006 and December 31, 2006, respectively. The annualized Return on Average Assets (ROAA) in 1Q07 was 2.5% . Earnings per stock reached R$0.85.

1Q07 showed a decrease in the income composing the Net Interest Income, composed mainly by lower “non-interest” results, reaching the amount of R$411 million, a R$132 million decrease, compared to 4Q06, deriving, basically, from lower gains of treasury and TVM operations. On the other hand, the result with interest reached the amount of R$4,608 million, a R$106 million increase (R$233 million related to business volume increase and R$(127) million related to spread reduction). That increase is mainly due to the increase in business volume, particularly the 5.5% growth in the volume of loan operations for individual and corporate clients, which was offset by the fall in the interest rates, which had a negative impact on the result of several of Bradesco’s assets and liabilities, which generate interest.

The Operating Income from Insurance, Private Pension Plans and Certificated Savings Plans showed in 1Q07 a decrease of R$103 million, a reflection of the constitution of technical provision in the “individual plan” portfolio in the amount of R$236 million, as complement to the extraordinary technical provision of R$387 million, recorded in 4Q06, related to differences between plans adjustments and the corresponding medical and hospital costs.

In 1Q07, we could see a slight fall in the delinquency ratio, due to the greater share in the business volume of loan operations of corporate clients, which require a lower level of provisioning, jointly with a slight decrease in individuals’ delinquency. As a result, there was recording of Allowance for Doubtful Accounts, in the amount of R$1,160 million in 1Q07, which results in a R$29 million decrease when compared to the recording of R$1,189 million in 4Q06, reaching a level of Allowance for Doubtful Accounts of R$6,775 million on March 31, 2007.

The Operating Efficiency Ratio, in the 12-month period ended on March 31, 2007 was 42.1%, keeping stable when compared to the 12-month period ended on December 31, 2006, which was also 42.1%, and presenting an improvement of 2 percentage points when compared to the period ended on March 31, 2006, principally as a result of the combination of strict expense control with permanent efforts for increase in revenue.

The Coverage Ratio in the last 12 months [(fee and commission income)/(personnel expenses + administrative expenses)] improved 2.6 percentage points, increasing from 75.4% in December 2006 to 78.0% in March 2007, and 6.3 percentage points when compared to the 71.7% of March 2006.

Results by Business Segment

Income Breakdown – in percentage

N.B: The Balance Sheet and the Statement of Income by Business Segment can be found in Note 5.

Variation in the Main Statement of Income Items

1st Quarter of 2007 compared to 1st Quarter of 2006 – R$ million

1) Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.
(2) Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

1st Quarter of 2007 compared to the 4th Quarter of 2006 – R$ million

(1) Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.
(2) Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Variation in Items Composing the Net Interest Income with Exchange Adjustment

1st Quarter of 2007 compared to the 1st Quarter of 2006 – R$ million

(1) Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2) Includes Market Funding Expenses, excluding Expenses from Purchase and Sale Commitments + Expenses from Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).
(3) Includes Result of Operations with Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).
(4) This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

1st Quarter of 2007 compared to the 4th Quarter of 2006 – R$ million

(1) Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2) Includes Market Funding Expenses, excluding Expenses from Purchase and Sale Commitments + Expenses from Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).
(3) Includes Result of Operations with Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).
(4) This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Analysis of the Adjusted Net Interest Income and Average Rates

Loan Operations x Income

	2005	2006		2007

R$ million	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Loan Operations	70,402	74,380	84,283	88,549
Leasing Operations	2,363	2,629	3,743	4,013
Advances on Exchange	4,873	5,230	5,595	5,777
1 – Total – Average Balance (Quarterly)	77,638	82,239	93,621	98,339
2 – Income (Loan Operations, Leasing and Exchange) (*)	5,354	4,698	5,368	5,182
3 – Average Rate Annualized Exponentially (2/1)	30.6%	24.9%	25.0%	22.8%

(*) Includes Income from Loan Operations, Net Results from Leasing Operations and adjusted Results on Foreign Exchange Transactions (Note 11a).

Securities (TVM) x Income on TVM

	2005	2006		2007

R$ million	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Securities	64,349	66,560	85,136	97,392
Interbank Investments	24,578	24,383	30,176	28,795
Purchase and Sales Commitments	(24,588)	(24,338)	(41,970)	(49,288)
Derivative Financial Instruments	(641)	(683)	(514)	(687)
4 – Total – Average Balance (Quarterly)	63,698	65,922	72,828	76,212
5 – Income on Securities (Net of Purchase and Sales Commitments Expenses) (*)	2,969	2,590	2,677	2,381
6 – Average Rate Annualized Exponentially (5/4)	20.0%	16.7%	15.5%	13.1%

(*) Includes Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans, Derivative Financial Instruments and Foreign Exchange adjustment (Note 11a).

Total Assets x Income from Financial Intermediation

	2005	2006		2007

R$ million	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

7 – Total Assets – Average Balance (Quarterly)	205,298	212,537	254,369	273,746
8 – Income from Financial Intermediation	10,114	8,797	9,566	9,314
9 – Average Rate Annualized Exponentially (8/7)	21.2%	17.6%	15.9%	14.3%

Funding x Expenses

	2005	2006		2007

R$ million	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Deposits	73,251	74,944	81,379	84,034
Funds from Acceptance and Issuance of Securities	6,182	6,256	5,867	5,758
Interbank and Interdepartmental Accounts	1,961	1,733	2,073	2,091
Subordinated Debt	6,609	8,167	11,858	12,048
10 – Total Funding – Average Balance (Quarterly)	88,003	91,100	101,177	103,931
11 – Expenses (*)	2,260	1,132	1,561	1,231
12 – Average Rate Annualized Exponentially (11/10)	10.7%	5.1%	6.3%	4.8%

(*) Funding Expenses without Purchase and Sale Commitment, less Income on Compulsory Deposits and Foreign Exchange Adjustment (Note 11a).

Provisions for Insurance, Private Pension Plans and Certificated Savings Plans x Expenses

	2005	2006		2007

R$ million	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

13 – Provisions for Insurance, Private Pension Plans and Certificated
Savings Plans – Average Balance (Quarterly)	39,549	41,709	47,424	49,891
14 – Expenses (*)	1,051	1,043	1,139	1,043
15 – Average Rate Annualized Exponentially (14/13)	11.1%	10.4%	10.0%	8.6%

(*) Price-Level Restatement and Interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Borrowings and Onlendings (Local and Foreign) x Expenses

	2005	2006		2007

R$ million	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Borrowings	6,803	6,589	5,772	6,368
Onlendings	9,099	9,498	11,257	11,659
16 – Total Borrowings and Onlendings – Average Balance (Quarterly)	15,902	16,087	17,029	18,027
17 – Expenses for Borrowings and Onlendings (*)	409	137	300	269
18 – Average Rate Annualized Exponentially (17/16)	10.7%	3.4%	7.2%	6.1%

(*) Includes Foreign Exchange adjustment (Note 11a).

Total Assets x Net Interest Income

	2005	2006		2007

R$ million	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

19 – Total Assets – Average Balance (Quarterly)	205,298	212,537	254,369	273,746
20 – Net Interest Income (*)	4,603	4,975	5,045	5,019
21 – Average Rate Annualized Exponentially (20/19)	9.3%	9.7%	8.2%	7.5%

(*) Gross Income from Financial Intermediation excluding PDD.

Financial Market Indicators

Analysis of Net Interest Income

a) Net Interest Income Adjustment

We show separately the hedge fiscal effect referring to investments abroad in the compared periods, which in terms of Net Income, simply annuls the fiscal effect (IR/CS and PIS/Cofins) of this hedge strategy.

The fiscal effect is caused for the foreign exchange variation of investments abroad is not deductible when there is loss and not taxable when there is gain, while the derivatives result is taxable when it generates gain and deductible when it generates loss.

Thus, the gross hedge result is reflected in the Net Interest Income, in the “Results of Derivative Financial Instruments” account, and in the “Tax Expenses” and “Taxes on Income” accounts, the respective taxes, as shown below:

Hedge Fiscal Effect of Investments Abroad – R$ million

	Effect on 1Q07

Effect in the Accounts	Net Interest	Tax		Net
	Income	Expenses	IR/CS	Income

Partial Result of the Hedge of Investments Abroad	574	(27)	(185)	362
Foreign Exchange Variation of Investments Abroad	(362)	–	–	(362)
Total	212	(27)	(185)	–

	Effect in the 4th Quarter of 2006				Effect in the 1st Quarter of 2006

Effect in the Accounts	Net Interest	Tax		Net	Net Interest	Tax		Net
	Income	Expenses	IR/CS	Income	Income	Expenses	IR/CS	Income

Partial Result of the Hedge of
Investments Abroad	154	(7)	(50)	97	768	(36)	(249)	483
Foreign Exchange Variation of
Investments Abroad	(97)	–	–	(97)	(483)	–	–	(483)
Total	57	(7)	(50)	–	285	(36)	(249)	–

For a better evaluation of Net Interest Income evolution in the periods, the effects of this hedge and the foreign exchange variation of investments abroad in net interest income were excluded, according to the table above, as well as the result of R$219 million result obtained in the sale of the stake in Usiminas, occurred in 4Q06, as follows:

Adjusted Net Interest Income

					In R$ million

	1st Quarter			4th Qtr.	1st Qtr.

			Variation			Variation
	2006	2007		2006	2007

Reported Net Interest Income	5,260	5,231	(29)	5,321	5,231	(90)
(-) Sale – Usiminas	–	–	–	(219)	–	219
(-) Hedge/Exchange Variation	(285)	(212)	73	(57)	(212)	(155)
Adjusted Net Interest Income	4,975	5,019	44	5,045	5,019	(26)
% Adjusted over Average Assets	9.7%	7.5%	–	8.2%	7.5%	–

b) Comments on the Adjusted Net Interest Income Variation

In 1Q07, the adjusted net interest income reached R$5,019 million, against R$5,045 million in 4Q06, i.e., a slight decrease of 0.5% . The analytical opening of the net interest income result among “interest” and “non-interest” results is shown below:

Adjusted Net Interest Income Breakdown

					In R$ million

	1st Quarter			4th Qtr.	1st Qtr.

			Variation			Variation
	2006	2007		2006	2007

Interests due to volume			855			233
Interests due to spreads			(524)			(127)
(=) Net Interest Income – Interest	4,277	4,608	331	4,502	4,608	106
(+) Net Interest Income – Non-Interest	698	411	(287)	543	411	(132)
(=) Adjusted Net Interest Income	4,975	5,019	44	5,045	5,019	(26)

Despite the small 0.5% decrease of the adjusted net interest income quarter-on-quarter, we can see that Consolidated Bradesco’s net interest income rate of “interest” grew by R$106 million, or 2.4%, as compared to the previous quarter (R$233 million related to business volume increase and R$(127) million related to spread reduction).

The economic scenario over the periods under analysis evolved positively with the increase in the Brazilian economic activity, especially with the maintenance of favorable conditions for the growth of financial operations and services. On the other hand, with the reduction in the interest rates (Selic), several of Bradesco’s assets and liabilities had impacts on the spreads, mainly on fundings and loan operations products.

However, the effect of the reduction in the spread was more than offset by the increase in Bradesco’s business volume, which may be confirmed by the expansion of the loan operations which, in the quarter alone, evolved by 5.5%, and in the last twelve months reached a 20.2% increase, particularly in the operations of loans granted to companies, which had a 5.7% evolution in the quarter and 22.9% year-on-year, comparatively higher than the operations with individuals, which had a 5.1% and 16.5% increase, respectively.

In this quarter, by means of marketing campaigns, as well as by the greater sales efforts, real estate financing operations obtained a marked growth of around 10%, in terms of average balance, in the first three months of 2007 alone.

It is worth pointing out that Bradesco, with its strategy of credit democratization, is committed towards expanding and diversifying the financing offer through its wide Service Network and also seeking to expand the volumes of operations and ensure leadership among the Private Financial Institutions.

The loan operation products that contributed the most to the improvement of Bradesco’s net interest income rate of “interest” were, essentially, the vehicle financing operations, financing of rotating private label and credit cards.

Another important factor for the expansion of the net interest income rate of “interest” was the evolution in terms of final balance of time and savings deposits, which over the last twelve months showed a 23.9% and 8% growth, respectively, as opposed to the spread reduction in these operations due to the fall in the interest rate (Selic) in the periods.

The increase in the volume of operations was again a fundamental factor for the restructuring of Bradesco’s net interest income in detriment of the global decrease of spreads. Thus, Bradesco constantly searches for strategic positioning by means of the expansion of the operations, with the purpose of expanding net interest income in a sustainable manner, as we can observe the “interest” net interest income in the table below, which compares the quarterly history since 2005.

The annualized net interest income rate of “interest” in the last two quarters of 2006 has presented a retraction due, mostly, to the drop in the interest rate (Selic), which directly influenced the remuneration of own working capital, technical provisions of insurance, private pension plans and certificated savings plans, funding and floating. Another factor that reduced the margin rate was the largest contribution of corporate entities in the loan operation that present smaller spreads when compared to individual clients, which also presented a reduction in spread over the last three quarters, which, on the other hand, will result in a reduction in the need of allowance for doubtful accounts, in view that the delinquency level in the operations with corporate clients is lower compared to operations with individual clients.

The result of the adjusted net interest income coming from “non-interest” results in 1Q07 showed a decrease of R$132 million when compared to 4Q06, due to lower gains with securities and treasury.

Allowance for Doubtful Accounts (PDD)

PDD Evolution

		R$ million

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Opening Balance	4,647	4,959	6,215	6,646
Amount Recorded	770	938	1,190	1,160
Amount Written-off	(458)	(593)	(759)	(1,031)
Balance Derived from Acquired Institutions	–	11	–	–
Closing Balance	4,959	5,315	6,646	6,775
Specific Allowance	2,288	2,703	3,635	3,772
Generic Allowance	1,657	1,580	1,911	1,900
Exceeding Allowance	1,014	1,032	1,100	1,103
Credit Recoveries	193	129	197	178

PDD on Loan and Leasing Operations

		R$ million

	2005	2006		2007

	December	March	December	March

PDD (A)	4,959	5,315	6,646	6,775
Loan Operations (B)	81,130	84,426	96,219	101,473
PDD over Loan Operations (A/B)	6.1%	6.3%	6.9%	6.7%

Coverage Ratio – PDD/Abnormal Course Loans (E to H)

		R$ million

	2005	2006		2007

	December	March	December	March

(1) Total Allowance	4,959	5,315	6,646	6,775
(2) Abnormal Course Loans (E-H)	2,714	3,235	4,389	4,569
Coverage Ratio (1/2)	182.7%	164.3%	151.4%	148.3%

Coverage Ratio – Non Performing Loans (NPL) (*)

		R$ million

	2005	2006		2007

	December	March	December	March

(1) Total Allowance	4,959	5,315	6,646	6,775
(2) Non Performing Loans	2,702	3,281	4,284	4,475
NPL Ratio (1/2)	183.5%	162.0%	155.1%	151.4%

(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For further information on PDD, see pages 82 to 86 of this Report.

Fee and Commission Income

		R$ million

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Checking Accounts	490	495	547	574
Card Income	371	349	541	557
Loan Operations	348	360	411	441
Assets under Management	275	303	309	334
Charging	180	180	198	204
Interbank Fees	71	73	76	76
Collection	56	56	68	70
Consortium Purchase Plan Management	45	44	58	53
Custody and Brokerage Services	34	38	42	49
Other	140	142	174	201
Total	2,010	2,040	2,424	2,559

Fee and Commission Income increased by 25.4 % in the 1st quarter of 2007, or a R$519 million growth when compared to the same period of the previous year, amounting to R$2,559 million.

The main items that influenced the expansion of Fee and Commission Income between the periods were:

– the growth of 59.6%, represented by the increase of R$208 million in the item “Cards” (including R$113 related to the consolidation of Amex Brasil), directly related to the increase of 19.9% of the cards base, from 50.2 million to 60.2 million, influenced by the consolidation of Amex Brasil;

– the strategy of client segmentation (Private, Prime, Corporate, Middle Market and Retail), jointly with the tariff realignment and client base growth, which boosted the item “Checking Accounts”, up by R$79 million;

– the increase in the volume of Loan Operations, especially to individuals, with highlights to the products “Personal Loan” and “Vehicles”, which was the major factor for the increase in the item “Revenues from Loan Operations”, with a R$81 million improvement; and

– the volume growth of 15.5% in assets under management, from R$131.3 billion on March 31, 2006 to R$151.7 billion on March 31, 2007, which was the main reason for the growth in the item “Assets under Management”, which increased by R$31 million.

When compared to the previous quarter, Fee and Commission Income showed an expansion of 5.6%, with a R$135 million growth, as a result of the increased volume of businesses in 1Q07, pointing out increases of 8.1%, 7.3%, 4.9% and 3.0%, respectively, in the items “Assets under Management” R$25 million, “Loan Operations” R$30 million, “Checking Accounts” R$27 million and “Credit Cards” R$16 million.

Administrative and Personnel Expenses

		R$ million

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Administrative Expenses
Third-Party Services	252	263	344	318
Communications	187	187	213	220
Transportation	111	123	148	144
Advertising and Promotions	203	91	223	107
Depreciation and Amortization	134	109	130	133
Financial System Services	110	113	121	123
Rentals	83	81	94	96
Maintenance and Repairs	67	63	74	68
Data Processing	58	50	87	89
Leasing of Assets	51	54	52	45
Security and Vigilance	38	41	45	45
Materials	45	40	45	45
Water, Electricity and Gas	37	42	41	45
Travel	16	15	19	14
Other	47	45	35	48
Total	1,439	1,317	1,671	1,540

Personnel Expenses
Remuneration	671	678	709	723
Social Charges	243	247	257	259
Benefits	312	302	344	315
Employee Profit Sharing	64	100	70	124
Provision for Labor Proceedings	59	84	61	29
Training	13	8	19	10
Total	1,362	1,419	1,460	1,460

Total Administrative and Personnel Expenses	2,801	2,736	3,131	3,000

In 1Q07, Administrative and Personnel Expenses showed a R$264 million increase when compared to 1Q06, reaching the amount of R$3,000 million against R$2,736 million in the same period of 2006. The nominal variation of Administrative Expenses between 1Q06 and 1Q07 shows a R$223 million increase, reaching the amount of R$1,540 million, mainly due to: (i) the consolidation of Amex Brasil and Fidelity in 2006; (ii) the contractual adjustments in the period; and (iii) the investments in the improvement and optimization of the technological platform.

Personnel Expenses increased R$41 million when compared to the same period of 2006, reaching R$1,460 million, mainly: (i) the increase in the salary levels, resulting from the Collective Bargaining Agreement of 2006 (3.5%), benefits and other R$30; (ii) higher PLR expenses R$24; (iii) the consolidation of Amex Brasil and Fidelity R$42; mitigated: (iv) by the lower expenses with provisions for labor proceedings R$55.

When compared to the previous quarter, Administrative and Personnel Expenses decreased R$131 million, with a drop of 4.2%, from R$3,131 million in 4Q06 to R$3,000 million in 1Q07.

Administrative Expenses decreased by R$131 million compared to the previous quarter, basically due to the reduction: (i) in advertising expenses R$116 million due to the seasonality of 4Q06; and (ii) in outsourced services R$26 million.

Personnel Expenses in 1Q07 remained stable as compared to the previous quarter.

Operating Efficiency

	R$ million

	Years					1[o] Qtr. (*)

	2002	2003	2004	2005	2006	2007

Personnel Expenses	4,076	4,779	4,969	5,312	5,932	5,973
Employee Profit Sharing	(140)	(170)	(182)	(287)	(415)	(438)
Other Administrative Expenses	4,028	4,814	4,937	5,142	5,870	6,093
Total (1)	7,964	9,423	9,724	10,167	11,387	11,628

Net Interest Income	11,472	13,282	13,231	16,550	19,838	19,881
Fee and Commission Income	3,712	4,557	5,824	7,349	8,898	9,417

Subtotal Insurance, Private Pension Plans and
Certificated Savings Plans	658	(149)	(60)	621	1,025	1,151
– Insurance, Private Pension Plans and Certificated Savings Plans
Retained Premiums	10,135	11,726	13,284	13,647	15,180	15,328
– Variation in Technical Provisions for Insurance, Private Pension
Plans and Certificated Savings	(2,785)	(3,670)	(3,964)	(2,429)	(3,515)	(3,599)
– Retained Claims	(3,615)	(3,980)	(5,159)	(5,825)	(6,127)	(6,046)
– Certificated Savings Plans Draws and Redemptions	(721)	(1,100)	(1,223)	(1,229)	(1,222)	(1,238)
– Insurance, Private Pension Plans and Certificated Savings Plans
Selling Expenses	(667)	(762)	(867)	(961)	(1,023)	(1,040)
– Expenses with Private Pension Plan Benefits and Redemptions	(1,689)	(2,363)	(2,131)	(2,582)	(2,268)	(2,254)

Equity in the Earnings of Affiliated Companies	65	5	163	76	72	79
Other Operating Expenses	(3,148)	(2,741)	(2,826)	(3,405)	(4,223)	(4,405)
Other Operating Income	1,321	1,697	1,198	1,097	1,420	1,502
Total (2)	14,080	16,651	17,530	22,288	27,030	27,625
Operating Efficiency Ratio (%) = (1/2)	56.6	56.6	55.5	45.6	42.1	42.1

(*) Year-to-date amounts based on the statement of recurring income.

Operating Efficiency Ratio – in percentage

The Operating Efficiency Ratio (year-to-date) up to March 2007 was 42.1%, keeping stable when compared to the 12-month period ended in December 2006. It is also worth mentioning the higher net interest income in the amount of R$43 million, basically stemming from the “interest” component, stimulated by an increment in business volume, with highlights to an increase in the volume of loan operations for individuals, mainly focused on consumer financing, the profitability of which is higher if compared to the corporate loans, and to an increased fee and commission income, in the amount of R$519 million, as a result of the increase in the average volume of transactions of fee realignment and the segmentation process.

We continue the effective control of expense accounts, especially personnel and administrative expenses.

The Coverage Ratio accumulated in the last 12 months (fee and commission income)/(personnel expenses + administrative expenses) improved 2.6 percentage points, increasing from 75.4% in December 2006 to 78.0% in March 2007.

Administrative + Personnel Expenses and Fee and Commission Income (Year-to-date)

Other Indicators

3 - Main Balance Sheet Information

Consolidated Balance Sheet – R$ thousand

Assets	March	December

	2007	2006	2005	2004	2003

Current and Long-term Assets	278,386,912	262,054,823	204,325,065	180,038,498	171,141,348
Funds Available	4,243,926	4,761,972	3,363,041	2,639,260	2,448,426
Interbank Investments	31,601,256	25,989,190	25,006,158	22,346,721	31,724,003
Open Market Investments	26,091,028	20,617,520	19,615,744	15,667,078	26,753,660
Interbank Deposits	5,510,344	5,372,658	5,390,726	6,682,608	4,970,343
Allowance for Losses	(116)	(988)	(312)	(2,965)	–
Securities and Derivative Financial Instruments	97,533,630	97,249,959	64,450,808	62,421,658	53,804,780
Own Portfolio	77,568,094	72,052,850	59,324,858	51,255,745	42,939,043
Subject to Repurchase Agreements	9,943,289	15,352,073	1,051,665	4,807,769	5,682,852
Derivative Financial Instruments	1,025,259	549,065	474,488	397,956	232,311
Restricted Deposits - Brazilian Central Bank	6,868,986	440,235	2,506,172	4,512,563	3,109,634
Privatization Currencies	80,100	70,716	98,142	82,487	88,058
Subject to Collateral Provided	2,045,695	765,129	995,483	1,365,138	1,752,882
Securities Purpose of Unrestricted Purchase and Sale Commitments	2,207	8,019,891	–	–	–
Interbank Accounts	19,567,372	19,124,806	16,922,165	16,087,102	14,012,837
Unsettled Receipts and Payments	568,738	50,945	39,093	22,075	20,237
Restricted Credits:
– Restricted Deposits - Brazilian Central Bank	18,544,346	18,664,706	16,444,866	15,696,154	13,580,425
– National Treasury - Rural Credit	578	578	578	578	578
– SFH	407,642	405,465	396,089	335,320	391,871
Interbank Onlendings	3,131	–	–	–	–
Correspondent Banks	42,937	3,112	41,539	32,975	19,726
Interdepartmental Accounts	72,984	186,338	172,831	147,537	514,779
Internal Transfer of Funds	72,984	186,338	172,831	147,537	514,779
Loan Operations	84,497,851	79,714,969	68,328,802	51,890,887	42,162,718
Loan Operations:
– Public Sector	818,722	784,870	821,730	536,975	186,264
– Private Sector	90,178,949	85,315,248	72,205,630	55,242,348	45,768,970
Allowance for Doubtful Accounts	(6,499,820)	(6,385,149)	(4,698,558)	(3,888,436)	(3,792,516)
Leasing Operations	3,937,962	3,751,558	2,411,299	1,556,321	1,306,433
Leasing Receivables
– Public Sector	146,060	152,125	66,237	–	–
– Private Sector	7,528,337	7,231,519	4,896,717	3,237,226	2,859,533
Unearned Income from Leasing	(3,560,787)	(3,472,246)	(2,444,596)	(1,576,690)	(1,438,534)
Allowance for Leasing Losses	(175,648)	(159,840)	(107,059)	(104,215)	(114,566)
Other Receivables	34,928,704	29,302,217	22,106,013	21,664,592	24,098,765
Receivables on Sureties and Guarantees Honored	2,054	38	–	811	624
Foreign Exchange Portfolio	13,620,180	7,946,062	6,937,144	7,336,806	11,102,537
Receivables	207,846	175,570	183,015	197,120	331,064
Negotiation and Intermediation of Amounts	751,467	709,034	1,124,197	357,324	602,543
Insurance Premiums Receivable	1,093,530	1,257,298	1,073,002	988,029	889,358
Sundry	19,353,044	19,315,264	12,941,687	12,937,408	11,324,857
Allowance for Other Doubtful Accounts	(99,417)	(101,049)	(153,032)	(152,906)	(152,218)
Other Assets	2,003,227	1,973,814	1,563,948	1,284,420	1,068,607
Other Assets	389,872	369,099	367,688	477,274	586,994
Provisions for Devaluations	(189,563)	(189,591)	(180,941)	(230,334)	(257,185)
Prepaid Expenses	1,802,918	1,794,306	1,377,201	1,037,480	738,798
Permanent Assets	3,557,375	3,492,450	4,357,865	4,887,970	4,956,342
Investments	661,698	696,582	984,970	1,101,174	862,323
Interest in Affiliated Companies:
– Local	410,413	403,033	438,819	496,054	369,935
Other Investments	610,409	651,568	895,836	971,311	857,985
Allowance for Losses	(359,124)	(358,019)	(349,685)	(366,191)	(365,597)
Property, Plant and Equipment in Use	2,215,976	2,136,783	1,985,571	2,270,497	2,291,994
Buildings in Use	1,061,150	1,055,640	1,115,987	1,357,063	1,398,735
Other Fixed Assets	4,239,812	4,101,918	3,644,874	3,604,741	3,480,636
Accumulated Depreciation	(3,084,986)	(3,020,775)	(2,775,290)	(2,691,307)	(2,587,377)
Leased Assets	17,864	16,136	9,323	18,951	34,362
Leased Assets	28,561	25,142	23,161	58,463	63,812
Accumulated Depreciation	(10,697)	(9,006)	(13,838)	(39,512)	(29,450)
Deferred Charges	661,837	642,949	1,378,001	1,497,348	1,767,663
Organization and Expansion Costs	1,612,739	1,593,771	1,315,881	1,170,866	1,124,058
Accumulated Amortization	(950,902)	(950,822)	(785,364)	(699,710)	(572,620)
Goodwill on Acquisition of Subsidiaries, Net of Amortization	–	–	847,484	1,026,192	1,216,225
Total	281,944,287	265,547,273	208,682,930	184,926,468	176,097,690

Liabilities	March	December

	2007	2006	2005	2004	2003

Current and Long-term Liabilities	255,690,691	240,673,011	189,163,465	169,596,632	162,406,307
Deposits	84,161,896	83,905,213	75,405,642	68,643,327	58,023,885
Demand Deposits	20,115,520	20,526,800	15,955,512	15,297,825	12,909,168
Savings Deposits	27,608,759	27,612,587	26,201,463	24,782,646	22,140,171
Interbank Deposits	157,625	290,091	145,690	19,499	31,400
Time Deposits	35,686,702	34,924,541	32,836,656	28,459,122	22,943,146
Other Deposits	593,290	551,194	266,321	84,235	–
Federal Funds Purchased and Securities Sold under
Agreements to Repurchase	50,901,422	47,675,433	24,638,884	22,886,403	32,792,725
Own Portfolio	29,352,132	36,595,268	12,690,952	8,248,122	6,661,473
Third-party Portfolio	20,077,321	3,471,383	11,947,932	14,430,876	17,558,740
Unrestricted Portfolio	1,471,969	7,608,782	–	207,405	8,572,512
Acceptances and Issuance of Securities	5,878,938	5,636,279	6,203,886	5,057,492	6,846,896
Mortgage Notes	879,114	857,697	847,508	681,122	1,030,856
Debentures Funds	2,683,633	2,603,194	2,624,899	–	7,291
Securities Issued Abroad	2,316,191	2,175,388	2,731,479	4,376,370	5,808,749
Interbank Accounts	181,618	5,814	139,193	174,066	529,332
Interbank Onlendings	–	–	–	–	159,098
Correspondent Banks	181,618	5,814	139,193	174,066	370,234
Interdepartmental Accounts	1,768,224	2,225,711	1,900,913	1,745,721	1,782,068
Third-party Funds in Transit	1,768,224	2,225,711	1,900,913	1,745,721	1,782,068
Borrowings	6,957,354	5,777,906	7,135,327	7,561,395	7,223,356
Local Borrowings – Official Institutions	696	778	1,088	1,376	2,070
Local Borrowings – Other Institutions	345	44,447	18	11,756	4,010
Foreign Currency Borrowings	6,956,313	5,732,681	7,134,221	7,548,263	7,217,276
Local Onlending – Official Institutions	11,667,138	11,640,969	9,427,571	8,355,398	7,554,266
National Treasury	79,705	99,073	52,318	72,165	51,398
BNDES	5,323,302	5,532,018	4,237,973	3,672,007	3,403,462
CEF	73,703	69,909	59,588	395,820	459,553
Finame	6,188,641	5,938,037	5,075,232	4,211,762	3,638,966
Other Institutions	1,787	1,932	2,460	3,644	887
Foreign Onlendings	10,045	170	183	42,579	17,161
Foreign Onlendings	10,045	170	183	42,579	17,161
Derivative Financial Instruments	855,531	519,004	238,473	173,647	52,369
Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	50,652,501	49,129,214	40,862,555	33,668,654	26,408,952
Other Liabilities	42,656,024	34,157,298	23,210,838	21,287,950	21,175,297
Collection of Taxes and Other Contributions	1,994,968	175,838	156,039	204,403	130,893
Foreign Exchange Portfolio	8,416,047	2,386,817	2,206,952	3,011,421	5,118,801
Social and Statutory Payables	634,250	190,916	1,254,651	900,266	851,885
Fiscal and Pension Plans Activities	8,394,625	8,014,520	5,041,312	4,495,387	4,781,458
Negotiation and Intermediation of Amounts	395,953	422,232	893,957	312,267	595,958
Financial and Development Funds	1,235	876	–	–	–
Subordinated Debts	12,146,955	11,949,457	6,719,305	5,972,745	4,994,810
Sundry	10,671,991	11,016,642	6,938,622	6,391,461	4,701,492
Future Taxable Income	163,978	180,460	52,132	44,600	31,774
Future Taxable Income	163,978	180,460	52,132	44,600	31,774
Minority Interest in Subsidiaries	60,963	57,440	58,059	70,590	112,729
Stockholders' Equity	26,028,655	24,636,362	19,409,274	15,214,646	13,546,880
Capital:
– Local Residents	16,691,642	13,162,481	11,914,375	6,959,015	6,343,955
– Foreign Residents	1,308,358	1,037,519	1,085,625	740,985	656,045
Realizable Capital	–	–	–	(700,000)	–
Capital Reserves	55,178	55,005	36,032	10,853	8,665
Profit Reserves	6,091,423	8,787,106	5,895,214	7,745,713	6,066,640
Mark-to-market Adjustment – Securities and Derivatives	1,948,731	1,644,661	507,959	458,080	478,917
Treasury Stock	(66,677)	(50,410)	(29,931)	–	(7,342)
Stockholders' Equity Managed by Parent Company	26,089,618	24,693,802	19,467,333	15,285,236	13,659,609
Total	281,944,287	265,547,273	208,682,930	184,926,468	176,097,690
The Notes are an integral part of the Financial Statements.

Total Assets by Currency and Maturity

Total Assets by Currency – R$ million

Total Assets by Maturity – R$ million

Securities

Summary of the Classification of Securities

	R$ million

	Financial	Insurance/ Certificated Savings Plans	Private Pension Plans	Other Activities	Total	%

Trading Securities	24,681	8,143	23,821	499	57,144	65.71
Securities Available for Sale	9,435	2,142	15,015	31	26,623	30.61
Securities Held to Maturity	987	–	2,209	–	3,196	3.68
Subtotal	35,103	10,285	41,045	530	86,963	100.00
Purchase and Sale Commitments	3,085	1,591	5,895	–	10,571
Total on March 31, 2007	38,188	11,876	46,940	530	97,534
Total on December 31, 2006	40,464	11,401	44,893	492	97,250
Total on March 31, 2006	19,666	10,467	38,143	393	68,669

Composition of Securities by Issuance

Securities	R$ million

	2005	2006		2007

	December	March	December	March

Government	28,449	29,712	51,479	49,607
Private	13,944	14,422	14,831	14,376
PGBL / VGBL	16,176	20,890	22,169	22,980
Subtotal	58,569	65,024	88,479	86,963
Purchase and Sale Commitments:	5,882	3,645	8,771	10,571
Funds	1,914	3,167	3,996	5,420
PGBL / VGBL	3,968	478	4,775	5,151
Total	64,451	68,669	97,250	97,534

Classification of Securities by Segment – in percentage

N.B.: The Composition of Securities Portfolio consolidated by: issuer, maturity, business segment and category can be found in Note 8.

Loan Operations

The consolidated balance of loan operations (according to the concept defined by Bacen which does not include debentures, guarantees, credit letters, interbank deposit certificates etc.) reached at the end of 1Q07 a total of R$101.5 billion, representing a 5.5% increase in the quarter and a 20.2% growth in the last twelve months. Growth in the total loan portfolio could have been higher if it were not for the reduction of the loan acquisition and operating agreements operations, taking into consideration the reduction of the demand of this kind of product, once the market has found other financing alternatives outside the banking market. If the effect of such modalities is not considered, the balance of the loan portfolio in the last twelve months would be approximately R$725 million higher.

Growth in the loan portfolio of Bradesco Conglomerate was more intense in operations for corporate clients in the last twelve months, especially in the lines directed to business turnover and operations abroad, despite the 5.6% depreciation of the dollar in the period. In the individual businesses, it is worth highlighting the vehicle financing and personal loan portfolios.

Loan Operations –Total Portfolio

Loan Operations – by Currency (in percentage)

The loans and onlendings balance indexed and/or denominated in foreign currency (excluding ACCs) reached the amount of U$4.7 billion in March 2007, showing a growth of 10.2% in dollars in the quarter and of 5.7% in Reais, due mainly to the higher volume of operations carried out in Branches and Subsidiaries abroad. In the last twelve months, the growth was 50.9% and 42.4%, respectively.

Loan Operations – By Purpose

The loan expansion for individuals, despite maintaining a good growth rate, with evolution of 5.1% in the quarter, showed a slowdown in the last twelve months, accruing 16.5%. The main reasons for the portfolio growth in the quarter were the vehicles financing and personal loan types.

Loan Operations – Individual

We highlight in the loan portfolio for individuals the consumer financing (vehicles, personal loan, leasing, credit card and assets financing), which reached the amount of R$37.0 billion in March 2007, showing a 4.9% growth in the quarter and 25.3% in the last twelve months. Vehicle financing, which remained with the highest volume of loans, aligned to the consigned loans that are linked to payroll charges, for its guarantees and characteristics, provided the portfolio with an adequate loan risk level, as in March 2007 the share of these portfolios in the total balance of consumer financing was 61.1%.

Loan Operations – Consumer Financing

The growth pace of loans granted to companies was higher, in the quarter and in the last twelve months, than loans granted to individuals, with an evolution of 5.7% and 22.9%, respectively. Such behavior in the quarter was influenced by the good performance of the guaranteed account and operations carried out in the Branches and Subsidiaries Abroad portfolios, basically with clients of the Corporate segment.

Loan Operations – Corporate

It is worth pointing out the increase in the relative share in the micro, small and medium-sized companies’ loan portfolio in the last twelve months, due not only to the increase of loans for corporate clients of a smaller size, but also to the maintenance of more favorable conditions to other means of collection with the capital markets for large corporations.

Loan Operations – Client Characteristic (in percentage)

In the table below, we can observe the evolution in the representativeness of the Bank’s business segments, in which it is worth highlighting the Corporate and Companies segments, which showed an evolution higher than the total portfolio in the quarter and in the last twelve months, reflecting on the increase of its shares in the loans of Bradesco Conglomerate.

Loan Operations – per Business Segment (in percentage)

Loan Operations – By Activity Sector

In 1Q07, the distribution by activity sector had as highlight the growth of Commerce (mainly clothing and footwear). The industry remained with higher loan volume and share of the portfolio (24.8%), followed by the Services (16.4%) and Commerce (15.0%) sectors.

Items	R$ million

	2005		2006				2007

	December	%	March	%	December	%	March	%

Public Sector	891	1.1	1,089	1.2	940	1.0	967	1.0
Private Sector	80,239	98.9	83,337	98.8	95,279	99.0	100,506	99.0
Corporate	47,018	58.0	47,619	56.5	55,668	57.8	58,878	58.0
Industry	20,396	25.1	19,313	23.0	24,393	25.3	25,207	24.8
Commerce	12,077	14.9	12,649	15.0	13,452	13.9	15,255	15.0
Financial Intermediary	259	0.3	266	0.3	462	0.5	422	0.4
Services	13,193	16.3	14,304	16.9	16,054	16.7	16,601	16.4
Agribusiness, Cattle Raising,
Fishing, Silviculture and Forest
Exploitation	1,093	1.4	1,087	1.3	1,307	1.4	1,393	1.4
Individuals	33,221	40.9	35,718	42.3	39,611	41.2	41,628	41.0
Total	81,130	100.0	84,426	100.0	96,219	100.0	101,473	100.0

Loan Operations – By Type

The evolution of balance and share in the type of loans and securities discounted in 1Q07 is once more worthy of mentioning due to its performance, which is higher than the growth of the portfolio. We also point out the growth in the balance of operations with Sureties and Guarantees granted, mainly carried out with clients of the Corporate segment. We present below the total loan operations, including sureties and guarantees and credit card (cash and credit purchases store owners).

Items	R$ million

	2005	2006		2007

	December	March	December	March

Borrowings and Discounted Trade Receivables (1)	36,483	38,048	43,155	46,609
Financings	30,142	31,034	35,347	36,678
Rural and Agribusiness Loans	6,403	6,651	7,599	7,711
Leasing operations	2,518	2,740	3,911	4,113
Advances on Foreign Exchange Contracts	5,017	5,443	5,703	5,851
Subtotal of Loans Operations	80,563	83,916	95,715	100,962
Other Loans	567	510	504	511
Total Loan Operations (2)	81,130	84,426	96,219	101,473
Sureties and Guarantees Recorded in Memorandum Accounts	9,630	10,737	14,791	15,969
Credit Card (3)	2,847	2,655	5,215	4,913
Total	93,607	97,818	116,225	122,355

(1) It includes revolving credit of credit card.
(2) According to concept defined by Brazilian Central Bank.
(3) Cash and credit purchases store owners.

Loan Operations – Portfolio Quality

Compared to the previous quarter, it was possible to notice stability in the quality of the loan portfolio, whose share of credits rated between “AA” and “C” compared to the total was of 92.2%.

Loan Operations – by Rating (in percentage)

Loan Operations – Delinquency and Provision Sufficiency

In March 2007, the stability in the delinquency ratio of the consolidated portfolio compared to the previous quarter was verified. That fact was due to the greater share of loans granted to corporate clients, which usually present a lower delinquency, and the slight decrease in delinquency of individual clients, inverting the growth trend seen during 2006.

Loan Operations – Delinquency up to 90 days x PDD (in percentage)

The total volume of allowance for doubtful accounts reached R$6,775 million, representing 6.7% of the total loan portfolio (6.9% in December 2006), ensuring the maintenance of adequate coverage levels for future losses in the current profile of the loan portfolio.

In this regard, we point out the strength of the provision criteria adopted, which may be evidenced through the analysis of historical data of allowances for doubtful accounts and losses effectively occurred in the subsequent period of twelve months throughout the analyzed period – we mention, for example: in March 2006, for an existing provision of 6.3% of the portfolio, the loss in the following twelve months was 3.9% of the portfolio, i.e. the provision covered the actual loss with a great margin.

Loan Operations – PDD x Delinquency x Losses – Percentage over Loan Operation Balance

Loan Operations – Portfolio Distribution by Maturity

The term of operations to mature have been extending, mainly due to consumer financing operations, which by their nature have a longer term. The operations with maturity exceeding 180 days represented 51.2% of total portfolio in March 2007, against 48.6% one year ago. It is worth mentioning that the increase in the average term of the portfolio has been occurring in low credit risk products, i.e. vehicle financing and consigned loan.

Loan Operations – Distribution of the Loan Portfolio Falling Due by Terms (in percentage)

Loan Operations – Portfolio Movement

The movement of the consolidated loan portfolio in the last twelve months shows the adequacy and consistency of the loan evaluation instruments used in the concession process, maintaining its good quality, as shown in the tables below:

Loan Operations – Portfolio Movement between March 2006 and 2007

Loan Operations – Portfolio Movement between March 2006 and 2007

Rating	Borrowers Remaining from March 2006		New Borrowers between March 2006 and 2007		Total Loans in March 2007

	R$ million	%	R$ million	%	R$ million	%

AA – C	75,823	91.6	17,783	94.8	93,606	92.2
D	1,719	2.1	279	1.5	1,998	2.0
E – H	5,182	6.3	687	3.7	5,869	5.8
Total	82,724	100.0	18,749	100.0	101,473	100.0

Loan Operations – Concentration of Loan Portfolio

Although the concentration levels of loan operations had showed an increase in March 2007 compared to December 2006 (except for the largest borrower) we see stability when compared to March 2006, as indicated in the chart below:

Loan Operations – Portfolio Concentration (in percentage)

Loan Operations – Portfolio Indicators

In order to facilitate the follow-up of the quantitative and qualitative performance of Conglomerate’s loan portfolio, we present below a comparative summary of the main figures and indicators:

	R$ million (except for percentages)

Items	2005	2006		2007

	December	March	December	March

Total Loan Operations	81,130	84,426	96,219	101,473
– Individual	33,221	35,718	39,611	41,628
– Corporate	47,909	48,708	56,608	59,845
Existing Provision	4,959	5,315	6,646	6,775
– Specific	2,288	2,703	3,635	3,772
– Generic	1,657	1,580	1,911	1,900
– Additional	1,014	1,032	1,100	1,103

Specific Provision/Existing Provision (%)	46.1	50.8	54.7	55.7
Existing Provision/ Loan Operations (%)	6.1	6.3	6.9	6.7

AA – C Rated Loan Operations / Loan Operations (%)	93.2	92.8	92.1	92.2
D Rated Operations under Risk Management / Loan Operations (%)	2.0	2.1	1.9	2.0
E – H Rated Loan Operations / Loan Operations (%)	4.8	5.1	6.0	5.8
D Rated Loan Operations	1,578	1,827	1,831	1,998
Existing Provision for D Rated Loan Operations	407	482	483	532
D Rated Provision/Loan Operations (%)	25.8	26.4	26.4	26.6
D – H Rated Loan Operations Overdue	3,303	4,006	5,225	5,492
Total Provision/D – H Rated Loan Operations Overdue (%)	150.1	132.7	127.2	123.3

E – H Rated Loan Operations	3,905	4,274	5,757	5,869
Existing Provision for E – H Rated Loan Operations	3,401	3,720	5,041	5,111
Provision/E – H Rated Loan Operations (%)	87.1	87.0	87.6	87.1
E – H Rated Loan Operations Overdue	2,714	3,235	4,389	4,569
Total Provision/E – H Rated Loan Operations Overdue (%)	182.7	164.3	151.4	148.3

Total Provision / Non Performing Loans (*) (%)	183.5	162.0	155.1	151.4

(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

In the 1st quarter we saw an overall evolution in Bradesco Conglomerate’s loan portfolio, mainly in operations aimed at corporate clients, and stability in the delinquency ratio, not taking into account the seasonal trend for growth in the period.

For 2007, Bradesco remains prepared to take full advantage of all business opportunities, focused on increasing the loan portfolio, while respecting the established loan granting parameters, based on the security, consistency, selectivity, diversification and adequate assessment of the risk/return ratio.

Funding

Composition of Deposits by Maturity

Deposits	R$ million

	2006	2007

	December	March

	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	20,527	20,115	–	–	–	20,115
Savings	27,612	27,609	–	–	–	27,609
Interbank	290	56	81	21	–	158
Time	34,925	3,024	5,859	4,449	22,355	35,687
Other Deposits	551	593	–	–	–	593
Total	83,905	51,397	5,940	4,470	22,355	84,162

Demand Deposits – R$ billion

Checking Accounts

The balance of the Checking Accounts of Bradesco Organization at the end of 1Q07 was R$20.1 billion, representing an increase of 23.9% compared to the balance at the end of March 2006.

As of January 2007, we changed the calculation criterion for Banco Bradesco’s active checking account base, so that the accounts held by the same person transferred from one branch to another are not regarded in this base.

Number of Checking Accounts Individuals and Corporate – in thousands

Savings Accounts

The balance of Bradesco Organization Savings Accounts, at the end of 1Q07, was R$27.6 billion, corresponding to a 17.8% market share in the Brazilian Savings and Loan System (SBPE) and secured the leadership of Bradesco among all private Banks in the Brazilian Financial System.

Savings Account Deposits – R$ billion

Traditionally, in the first quarter of the year, the balance of the savings account has a slight decrease in view of withdrawals for common expenses, such as IPVA (vehicle ownership tax), IPTU (municipal real estate tax), and school supplies, among others.

However, the fall in the interest rates observed in the market made savings accounts more appealing, causing a different behavior in which investments offset withdrawals, thus keeping the balance on the same level as in December 2006.

Share of SBPE – in percentage

Number of Savings Accounts – thousand

Asset under Management

Bradesco is highlighted in the managing ranking of GazetaInvest magazine

Bradesco Asset Management (BRAM), a company managing Bradesco Investment Funds, was granted the awards of Best Managing Company in three of the six categories under analysis – Fixed Income, Variable Income, and Exchange – in the ranking published by GazetaInvest magazine, in partnership with the renowned consulting company Austin Rating. In the same ranking, Bradesco was also the institution presenting the highest number of 5-diamond Funds.

Bradesco is pioneer in the launching of Infrastructure Stock Funds

Attentive to market opportunities, Bradesco was a pioneer in the launching of the Infrastructure Stock Investment Funds for the Retail and Prime segments.

This new product is appropriate for investors seeking alternatives for diversification of their investments in medium and long-term Stock Funds. The Fund portfolio is comprised of shares of companies operating directly or indirectly in infra-structure sectors, such as logistics, energy and sanitation.

Stockholders’ Equity

	R$ million

	2005	2006		2007

	December	March	December	March

Investment Funds	107,540	116,875	135,837	139,777
Managed Portfolios	8,162	8,468	6,938	7,115
Third-party Fund Quotas	5,480	5,937	4,333	4,759
Total	121,182	131,280	147,108	151,651

Asset Distribution

		R$ million

	2005	2006		2007

	December	March	December	March

Investment Funds – Fixed Income	104,183	113,023	130,609	133,415
Investment Funds – Variable Income	3,357	3,852	5,228	6,362
Investment Funds – Third-Party	5,103	5,565	4,068	4,500
Total	112,643	122,440	139,905	144,277
Managed Portfolio – Fixed Income	6,340	6,478	4,265	4,377
Managed Portfolio – Variable Income	1,822	1,990	2,673	2,738
Managed Portfolios – Third-Party Funds	377	372	265	259
Total	8,539	8,840	7,203	7,374
Total Fixed Income	110,523	119,501	134,874	137,792
Total Variable Income	5,179	5,842	7,901	9,100
Total Third-Party Funds	5,480	5,937	4,333	4,759
Overall Total	121,182	131,280	147,108	151,651

Total Assets under Management according to ANBID’s Global Ranking – R$ million (*)

(*) Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	March 2006		December 2006		March 2007

	Quantity	Quotaholders	Quantity	Quotaholders	Quantity	Quotaholders

Investment Funds	516	3,378,207	563	3,333,002	546	3,309,959
Managed Portfolios	104	494	104	449	98	525
Total	620	3,378,701	667	3,333,451	644	3,310,484

4 - Operating Companies

Grupo Bradesco de Seguros e Previdência

Insurance Companies (Consolidated)

Consolidated Balance Sheet (*)

	R$ million

	2005	2006		2007

	December	March	December	March

Assets
Current and Long-Term Assets	49,169	51,600	59,267	61,114
Securities	46,423	48,742	55,297	57,294
Insurance Premiums Receivable	1,041	1,102	1,232	1,069
Other Receivables	1,705	1,756	2,738	2,751
Permanent Assets	585	825	1,291	1,276
Total	49,754	52,425	60,558	62,390

Liabilities
Current and Long-Term Liabilities	43,880	46,041	53,249	55,070
Tax, Civil and Labor Contingencies	1,208	1,237	1,629	1,665
Payables on Operations of Insurance, Private Pension Plans and
Certificated Savings Plans	455	420	440	369
Other Liabilities	1,355	1,829	2,438	2,383
Technical Provisions for Insurance	3,703	4,027	4,397	4,903
Technical Provisions for Life and Private Pension Plans	35,020	36,353	42,038	43,430
Technical Provisions for Certificated Savings Plans	2,139	2,175	2,307	2,320
Minority Interest	83	108	59	64
Stockholders’ Equity	5,791	6,276	7,250	7,256
Total	49,754	52,425	60,558	62,390

Consolidated Statement of Income (*)

	R$ million

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Net Premiums Written	5,084	4,397	5,662	4,801
Reinsurance Premiums and Redeemed Premiums	(780)	(938)	(1,035)	(1,195)
Insurance, Private Pension Plans and Certificated Savings Plans
Retained Premiums	4,304	3,459	4,627	3,606
Variation in Technical Provisions	(1,319)	(579)	(1,569)	(1,049)
Fee and Commission Income	110	127	139	156
Retained Claims	(1,533)	(1,509)	(1,653)	(1,428)
Certificated Savings Plans Draws and Redemptions	(331)	(285)	(344)	(301)
Private Pension Plans Benefits and Redemptions	(593)	(727)	(449)	(713)
Selling Expenses	(267)	(247)	(269)	(260)
Other Operating Income/Expenses	(77)	(75)	79	(5)
Personnel and Administrative Expenses	(269)	(244)	(277)	(240)
Tax Expenses	(52)	(48)	(57)	(60)
Financial Result	688	768	851	636
Operating Income	661	640	1,078	342
Equity Result	(42)	43	50	72
Non-Operating Income	(50)	(5)	(428)	399
Minority Interest	(6)	(2)	(70)	(5)
Income before Taxes and Contributions	563	676	630	808
Taxes and Contributions on Income	(191)	(215)	(62)	(279)
Net Income	372	461	568	529

(*) Information prepared in accordance with the accounting policies established by CNSP, Susep and ANS.

Performance Ratios – in percentage

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Claims Ratio (1)	84.9	78.7	81.5	73.3
Selling Ratio (2)	12.1	11.0	11.0	11.4
Administrative Expense Ratio (3)	13.3	10.9	11.5	10.8
Combined Ratio (4)	109.1	99.3	101.3	91.8
Expanded Combined Ratio (5)	91.8	86.0	86.9	78.7

N.B.: For the purposes of comparison, in 1Q06 we excluded the additional provision for Health Insurance, in the amount of R$149 million. We also excluded in 1Q07, the exceeding provision for Health Insurance, in the amount of R$623 million.
(1) Retained Claims/Earned Premiums.
(2) Selling Expenses/Earned Premiums.
(3) Administrative Expenses/Earned Premiums.
(4) (Retained Claims + Selling Expenses + Administrative Expenses + Taxes + Other Operating Income and Expenses)/ Earned Premiums.
(5) (Retained Claims + Selling Expenses + Administrative Expenses + Taxes + Other Operating Income and Expenses)/(Earned Premiums + Financial Result).

Insurance Premiums – Market Share (%)

Source: Susep and ANS
Estimated (ANS data as of Jan/07 and Feb/07 – Not disclosed)

According to information published by Susep and ANS (estimated), up to February 2007, in the insurance segment, Bradesco collected R$2.6 billion in premiums and maintained its leadership in the ranking with a 25.1% market share. The insurance sector obtained a total of R$10.5 billion in premiums in the same period.

Increase in Technical Provisions for Insurance – R$ million

The exhibits presenting the technical provisions of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line – R$ million

Insurance Line	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Health	888	925	999	983
Auto/RCF	525	528	523	511
Life/AP/VGBL	300	348	364	313
Basic Lines	92	79	114	108
Other Lines	25	66	57	72
Total	1,830	1,946	2,057	1,987

In 1Q07, there was an increase of 2.1% in premiums earned in the insurance segment, if compared to the 1Q06.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line (%)

N.B.: For the purposes of comparison, in 1Q06 we excluded the additional provision for Health Insurance, in the amount of R$149 million. We also excluded in 1Q07, the exceeding provision for Health Insurance, in the amount of R$623 million.

Retained Claims by Insurance Line – R$ million

Insurance Line	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Health	854	782	939	766
Auto/RCF	417	379	375	383
Life/AP/VGBL	209	230	249	186
Basic Lines	56	57	67	63
Other Lines	17	84	47	58
Total	1.553	1.532	1.677	1.456

Claims Ratio by Insurance Line (%)

N.B.: For the purposes of comparison, in 1Q06 we excluded the additional provisions for Health Insurance, in the amount of R$149 million. We also excluded in 1Q07 the exceeding provision for Health Insurance, in the amount of R$623 million.

Selling Expenses by Insurance Line – R$ million

	2005	2006		2007

Insurance Line	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Health	26	27	29	30
Auto/RCF	95	95	98	97
Life/AP/VGBL	83	76	77	78
Basic Lines	17	17	23	21
Other Lines	1	–	–	–
Total	222	215	227	226

Selling Ratios by Insurance Line (%)

N.B.: For the purposes of comparison, in 1Q06 we excluded the additional provision for Health Insurance, in the amount of R$149 million. We also excluded in 1Q07 the exceeding provision for Health Insurance, in the amount of R$623 million.

Number of Insured – in thousands

In 1Q07, there was an increase of 13.2% in the client base compared to 1Q06.

Operating Risk

Grupo Bradesco de Seguros, integrating Bradesco Organization, in permanent commitment to comply with the laws and regulations, has adapted its processes and activities, by means of the utilization of methodologies and resources aligned with the best market practices, mainly those related to risk management.

Within this aspect, in order to comply with the guidelines established by the New Capital Basel Agreement (Basel II), provisions of the monetary authority, and alignment to future definitions related to Solvability II, we carried out the survey and analysis of the events related to operating risk, enabling the improvement in the management and knowledge of losses and their causes. Thus, the account plan of the companies of the Insurance Group was fully reviewed and specific and intern accounting accounts were opened for the registration of events of operating risk loss, resulting from business interruption, failure of systems, errors, omissions, frauds or external events, thus enabling the determination for the regulatory capital calculation for Operating Risk according to the methodology adopted by Bradesco Organization. The disseminations of the operating risk management culture on several levels, the disclosure of corporate policies and establishment of continuous monitoring procedure of exposure levels are inserted in this context.

Awards/Recognition

1 – Bradesco Seguros e Previdência was elected the most remembered company and the preferred one in the “Insurance Company” category by the research Marcas de Quem Decide (Brands of People Who Decide Survey), conducted by QualiData Institute in partnership with Jornal do Comércio do Rio Grande do Sul. In its ninth edition, the survey was carried out with businessmen and self-employed professionals of Rio Grande do Sul, and encompassed 100 categories of goods, services and companies.

2 – Grupo Bradesco Seguros e Previdência received the Segurador Brasil 2007 award, in the “Best Global Performance (with Health Insurance)” category. The award was promoted by Segurador Brasil magazine and its purpose is to acknowledge the leadership, performance and achievements of the companies of the sector in the previous year, in addition to showing a scenario involving the importance of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

Sponsorships

1 – Bradesco Seguros e Previdência was one of the sponsors of the I Fórum de Vida e Previdência (First Forum of Life and Private Pension Plans), promoted by Sincor-SP, in March, 2007, at the Maksoud Plaza Hotel, in São Paulo. With the theme O corretor de seguros preparando seu futuro (“The insurance broker preparing its future”), its purpose was to allow the opportunity for integration, improvement and updating of the professionals working in the insurance market.

2 – Bradesco Seguros e Previdência was one of the sponsors of the III Seminário de Petróleo e Gás ( Third Oil and Gas Seminar), promoted by Instituto Brasileiro de Economia – IBRE and Conjuntura Econômica magazine, of Fundação Getulio Vargas, on March 20, 2007, at the Stock Exchange Auditorium, in Rio de Janeiro. The event gathered approximately 250 professionals, among officers and executives of the Oil and Gas sector.

Bradesco Saúde

Health Insurance Premiums – Market Share (%)

Source: ANS
Estimated (ANS data as of Jan/07 and Feb/07 – Not disclosed)

Net Premiums Written – R$ million

Insurance Lines	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Corporate Plan	696	702	782	758
Individual Plan	237	240	251	251
Total	933	942	1.033	1.009

Growth in Technical Provisions for Health – R$ million

Number of Insured of the Health Insurance Lines – in thousands

When comparing March 2007 to March of the previous year, Bradesco Saúde maintained its noteworthy market position (source: ANS). Brazilian companies are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has almost 2.7 million customers, of which 2.4 million pertain to the corporate segment.

The large share of corporate insurance in the total portfolio of Bradesco Saúde (89.4% in March/2007) confirms the insurance company’s high level of expertise and personalization in the corporate insurance services, a distinct advantage in the Supplementary Health Insurance market.

More than 14 thousand companies in Brazil have acquired Bradesco Saúde insurance products. Out of Brazil’s 100 largest companies in terms of revenues, 33 are Bradesco’s insurance clients and out of the country’s 50 largest companies, 34% are Bradesco Saúde’s clients. (source: Exame magazine’s Maiores e Melhores de julho de 2006 – Biggest and Best List, July 2006).

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for the insured, prospects and brokers.

Awards/Recognition

Bradesco Saúde was elected the best company in the “Health Insurance” category and featured among the ten best companies in the survey The Top 100 Best HR Suppliers in Brazil, promoted by Gestão & RH Editora. The survey was conducted among Human Resources managers of the “one thousand largest and best companies to work for”, according to Exame magazine.

Bradesco Auto/RE

Insurance of Auto/RE Premiums – Market Share (%)

Source: Susep

Growth in Technical Provisions of Auto/RE– R$ million

N.B.: In 2004, the Auto/RE portfolio of Bradesco Seguros was merged.

Net Premiums Issued – R$ million

Insurance Lines	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Auto/RE	719	766	774	604

Number of Auto/RE Insured – in thousands

Until February 2007, Grupo Bradesco de Seguros e Previdência maintained an outstanding position among the main insurance companies in the Brazilian Basic Line (RE) Insurance Market, with an 6.3% share of total market sales in this area.

In the Great Risk segment, Bradesco Auto/RE continues to rely on the partnership with Bradesco Corporate and Bradesco Empresas to consolidate its presence before the main Economic Groups in the country.

The Domestic and International Transport insurances are our main focus, with constant prospection of new Insurances, and the convenience of an online system for calculation an issuance.

The growth in the Petrochemical and Telecommunication industries allowed the accomplishment of important businesses in the Oil, Named and Operational risks, Sea and Aeronautic Hull lines.

In the mass market insurance segment of Basic Lines, whose products are designed to individuals, we highlight the launch of Bradesco Seguro Residencial Exclusivo Cliente Bradesco, a residential insurance with special conditions for Banco Bradesco’s account holders.

Another segment we point out was the RD Equipment designed to machinery and equipment from different economy sectors, such as home-building, agriculture, services and industries, arising from market Brokers and Banco Bradesco’s operations of leasing, Finame and CDC.

The continuous upgrading of products has allowed the improvement of the services rendered to our clients and contributed significantly for the increase in income of the current period.

In the Auto/RCF Line, the market was characterized by intense competition in big metropolitan areas, aggravated by the small growth of the insured vehicle market.

During the period, we have maintained our technically adequate pricing policy aiming at reaching balanced portfolio results. We also have maintained the advantages of services added to the product, such as discounts in service network in the whole country, protected window, in addition to the electronic relationship with the broker through the Internet.

Bradesco Group’s market share of the Auto/RCF portfolio, up to February 2007, was 14.0% .

Awards/Recognition

Bradesco Auto/RE Companhia de Seguros received the Segurador Brasil 2007 award, in the “Best Performance in Residential Risks” category. The award is promoted by Segurador Brasil magazine and its purpose is to acknowledge the leadership, performance and achievements of the companies of the sector in 2006, in addition to showing a scenario involving the importance of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

Bradesco Vida e Previdência

Income from Private Pension Plans and VGBL – Market Share (%)

Source: Susep

In 1Q07, total income from private pension plans totaled R$2.3 billion.

Insurance Premiums (Life and Personal Accidents) – Market Share (%)

Source: Susep

In 1Q07, total income from net premiums issued amounted to R$379 million.

Growth in Technical Provisions (Life and Pension Plans) – (R$ million)

Total technical provisions of Bradesco Vida e Previdência in March 2007 was R$43.4 billion. That amount was comprised of R$21.9 billion for supplementary private pension plans; R$19.8 billion for VGBL, R$1.7 billion for life and personal accident and other lines.

Private Pension Plans and VGBL Investment Portfolios – Market Share (%)

Source: Anapp

In March 2007, the Investment Portfolio reached R$44 billion.

Increase in Number of Participants – in thousands

Increase in Life Insurance and Personal Accidents Insured – in thousands

Thanks to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership of both markets in which it operates, with a 41.3% share of income from private pension plans and VGBL and a 16.4% share of life insurance premiums and personal accident.

Bradesco is also sole leader in VGBL plans, with a 47.4% share, and a 33.8% share in PGBL (sources: Susep and ANAPP, respectively) –February/2007 data).

The number of Bradesco Vida e Previdência clients reached 15.0%, in March 2007, compared to March 2006, surpassing the record of 1.8 million private pension plan and VGBL participants and 9.7 million life insurance and personal accident insured. This significant increase was prompted by the strength of the Bradesco Brand name and by the use of an appropriate management and sales policies.

Technical provisions totaled R$43.4 billion in March 2007, an increase of 19.5% as compared to March 2006. The Portfolio of Investments in Private Pensions Plans and VGBL totaled R$44.0 billion, comprising 41.6% of all market resources.

Awards/Recognition

The quality of services rendered by Bradesco Vida e Previdência was recognized, with the achievement of the following award:

Prêmio Segurador Brasil (“Brazil Insurer” Award)

– “Best Performance in Private Pension Plan” –Segurador Brasil magazine.

Bradesco Capitalização

Bradesco Capitalização’s outstanding position in the certificated savings plans market is the result of its transparent operating policy, which is focused on adjusting its products to meet the potential consumer demand.

Regionally, the company holds a leadership position in one Brazilian state, according to the latest figures for February 2007 published by Susep. The company’s market share was 27.2% in São Paulo.

Aiming at offering the bond that best suits its clients’ different profiles and budgets, a number of products were developed, which vary in accordance with the type of payment (single or monthly), contribution terms, regularity of draws and related prize amounts. That phase was important due to the closeness to the public, by means of the consolidation of Pé Quente Bradesco family products.

Continuing the consolidation process of products with a social-environmental character, in September 2006 the products Pé Quente Bradesco SOS Mata Atlântica Empresarial and Pé Quente Bradesco GP Ayrton Senna Empresarial, both designed to corporate clients, were launched. The new products require lump-sum payment of R$10 thousand, and offer monthly raffles of R$100 thousand, gross, and part of the amount collected is given to Fundação SOS Mata Atlântica and Instituto Ayrton Senna, respectively.

We also point out the performance of other social-environmental products, such as Pé Quente Bradesco SOS Mata Atlântica, which, in addition to enabling the formation of a financial reserve, contributes to reforestation projects of Fundação SOS Mata Atlântica, Pé Quente Bradesco GP Ayrton Senna, whose great competitive advantage is the destination of a percentage of the amount collected with bonds to social projects of Instituto Ayrton Senna and O Câncer de Mama no Alvo da Moda (Breast Cancer in the Fashion Target). Upon acquiring this last product, the client contributes to the development of projects of prevention, early diagnosis and treatment of cancer in Brazil, since part of the amount collected is given to IBCC – Brazilian Institute of Cancer Control.

Rating

Standard & Poor’s increased from brAA+/Stable to brAA+/Positive the rating of Bradesco Capitalização, which is the only company of the certificated savings plans segment with this rating. The solid financial and equity protection standard that Bradesco Capitalização ensures to its clients contributed to the result.

Quality Management System

Bradesco Capitalização S.A. was the first private certificated savings plans company in Brazil to receive ISO 9002 Certification. In December 2005, it received again the certification of its quality management system, in the ISO 9001:2000 version within the scope of “Bradesco Certificated Savings Plans Management”. Granted by Fundação Vanzolini, it shows the quality of its internal processes and confirms the principle which is the origin of Bradesco Certificated Savings Plans: good products, good services and permanent evolution.

Income from Certificated Savings Plans – Market Share (%)

Source: Susep

Technical Provisions for Certificated Savings Plans – Market Share (%)

Source: Susep

Growth in Technical Provisions for Certificated Savings Plans – R$ million

Due to the growing strengthening of the Technical Provisions volume, Bradesco Capitalização reached the amount of R$2.3 billion in March 2007, and, according to February 2007 data, released by Susep, it holds 20.3% of the total volume of Technical Provisions in the market.

All these results convey safety and reaffirm the financial solidity and the ability to honor the commitments assumed with clients.

Number of Clients of Certificated Savings Plans – in thousands

As a result of a customer loyalty building policy, focused on the quality of the customer service and on the offer of innovative products, Bradesco Capitalização ended 1Q07 amounting to 2.3 million clients.

Outstanding Traditional Certificated Savings Plans – in thousands

Outstanding Certificated Savings Plans With Transfer of Draw Participation Rights – in thousands

Outstanding Certificated Savings Plans – in thousands

The outstanding certificated savings plans portfolio increased from 13.5 million in March 2006 to 14.4 million in March 2007. Out of this total, 69% comprise bonds with “Transfer of Draw Participation Rights” modality, including: Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa, etc.

Considering that the purpose of this type of certificated savings plans is to add value to partners’ products or even to provide incentives for customer due payments, these bonds are low-priced and they are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Recognition

1 – Bradesco Capitalização received the “Top of Quality – 2007” award from the Ordem dos Parlamentares do Brasil (OPB), an institute with a 30-year tradition. The award was created by OPB to acknowledge, distinguish and reward the work of companies that contribute to the Country’s social-economic development.

2 – Bradesco Capitalização received the Troféu Desbravadores (Pathfinders Trophy), for the Company’s pioneering nature, and the Troféu Segurador Ambiental (Environmental Insurer Trophy), for its actions in the preservation of the environment with the certificated savings plan Pé Quente Bradesco SOS Mata Atlântica, at the ceremony of the Prêmio Segurador Brasil 2007 (2007 Brazil Insurer award). The award, promoted by Segurador Brasil magazine, aims at acknowledging the leadership, performance and achievements of the companies of the sector in the previous year, in addition to showing a scenario involving the importance of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

Banco Finasa

Consolidated Balance Sheet

	R$ million

	2005	2006		2007

	December	March	December	March

Assets
Current and Long-Term Assets	15,819	16,619	19,492	20,777
Funds Available	3	6	1	6
Interbank Investments	407	192	466	830
Securities and Derivative Financial Instruments	50	54	78	82
Interbank Accounts	32	26	–	38
Loan and Leasing Operations	14,837	15,833	18,455	19,267
Allowance for Doubtful Accounts	(501)	(613)	(986)	(1,035)
Other Receivables and Other Assets	991	1,121	1,478	1,589
Permanent Assets	1,800	1,840	1,770	1,832
Total	17,619	18,459	21,262	22,609

Liabilities
Current and Long-Term Liabilities	16,652	17,435	20,177	21,438
Demand, Time and Interbank Deposits	16,313	17,087	19,753	20,969
Borrowings and Onlendings	7	6	2	2
Derivative Financial Instruments	31	17	2	2
Other Liabilities	301	325	420	465
Future Taxable Income	43	38	22	17
Stockholders’ Equity	924	986	1,063	1,154
Total	17,619	18,459	21,262	22,609

Consolidated Statement of Income

	R$ million

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Financial Intermediation	1,159	1,209	1,424	1,486
Financial Intermediation Expenses	(696)	(723)	(844)	(858)
Net Interest Income	463	486	580	628
Allowance for Doubtful Accounts	(150)	(207)	(289)	(275)
Gross Income from Financial Intermediation	313	279	291	353
Other Operating Income/Expenses	(219)	(214)	(233)	(243)
Operating Income	94	65	58	110
Non-Operating Income	–	(1)	(4)	(2)
Income before Taxes and Contributions	94	64	54	108
Taxes and Contributions on Income	(17)	(4)	(3)	(20)
Net Income	77	60	51	88

Profile

Operating as the financing company of Bradesco, Banco Finasa offers financing lines of direct loan to consumer for acquisition of passenger vehicles, transportation and other goods and services, in addition to leasing and personal loan operations.

For that purpose, Banco Finasa contracts the services of Finasa Promotora de Vendas, its wholly-owned subsidiary, responsible for the new business prospect, through its 390 branches established nationwide, which rely on a structure of business partners, represented in March 2007 by 17,960 auto dealers and 21,582 stores selling furniture and home décor, auto parts, IT programs and equipment, home improvement material, tires, tourism and telephony, amongst others. At the end of 1Q07, Finasa Promotora de Vendas recorded 4,931 employees, 80% of which were directly performing in businesses prospect.

Combined with Bradesco’s innate vocation for the granting of financing, Banco Finasa continued with the policy to enter into operational agreements with large car makers, auto and truck resale and implements, in addition to important retail chains.

In compliance with the concepts in the New Basel Capital Accord, Banco Finasa, Finasa Promotora de Vendas and Bradesco’s Risk Management and Compliance Department (DGRC) started in 2005 the identification and collection works of operating losses data with the purpose of Operating Risks mitigation, through statistics studies on historical basis, both for the bank and for Finasa Promotora.

Operating Performance

The special way of trading products, through partner stores and resellers, with a specialized and focused team, enabled Finasa a loan and financing portfolio growth of 21.7% when compared to March 2006. The production of new businesses increased, on average, from R$1.272 billion/month in 1Q06 to R$1.391 billion in 1Q07, with a growth of 9.4% .

The balances of the operations showed the following growth, per type:

Finasa Portfolio (R$ million)

Line of Business	March		Evolution (%)	Share (*)

	2006	2007

Individuals	14,032	16,583	18.2
CDC Vehicles	11,556	14,044	21.5	21.1
CDC Other Assets	1,947	1,857	(4.6)	18.8
Personal Loan	529	682	28.9
Corporate	1,115	1,225	9.9
CDC	1,115	1,225	9.9
Vehicles	928	1,031	11.1
Other Assets	187	194	3.7
Leasing	686	1,459	112.7
Overall Total	15,833	19,267	21.7

(*) Source: Bacen – Reference date: February 2007.

In 1Q07, the corporate result was R$87.729 million, against R$60.299 million examined in 2006, growth of 45.5%, closing this period with the Stockholders’ Equity of R$1.154 billion.

Leasing Companies

On March 31, Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, Zogbi Leasing S.A. Arrendamento Mercantil and Bankpar Arrendamento Mercantil S.A., besides the leasing portfolio of Banco Finasa S.A., which is directly shown in its financial statements.

Aggregated Balance Sheet

	R$ million

	2005	2006		2007

	December	March	December	March

Assets
Current and Long-Term Assets	18,546	19,246	32,610	33,587
Funds Available	8	–	–	–
Interbank Investments	15,310	15,865	28,428	29,231
Securities and Derivative Financial Instruments	760	792	911	976
Leasing Operations	1,964	2,054	2,568	2,655
Allowance for Doubtful Accounts	(94)	(94)	(106)	(106)
Other Receivables and Other Assets	598	629	809	831
Permanent Assets	92	91	60	61
Total	18,638	19,337	32,670	33,648

Liabilities
Current and Long-Term Liabilities	16,238	16,882	30,033	30,940
Federal Funds Purchased and Funds Received from Issuance of Securities	14,798	15,398	28,376	29,237
Borrowings and Onlendings	185	188	252	273
Derivative Financial Instruments	1	1	–	–
Subordinated Debt	627	626	620	619
Other Liabilities	627	669	785	811
Stockholders' Equity	2,400	2,455	2,637	2,708
Total	18,638	19,337	32,670	33,648

Aggregated Statement of Income

	R$ million

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Financial Intermediation	1,010	994	1,111	1,306
Financial Intermediation Expenses	(866)	(869)	(982)	(1,186)
Net Interest Income	144	125	129	120
Allowance for Doubtful Accounts Expenses	(3)	–	(2)	(1)
Gross Income from Financial Intermediation	141	125	127	119
Other Operating Income/Expenses	(46)	(39)	(36)	(16)
Operating Income	95	86	91	103
Non-Operating Income	(3)	1	(2)	–
Income before Taxes and Contributions	92	87	89	103
Taxes and Contributions on Income	(40)	(31)	(21)	(35)
Net Income	52	56	68	68

Leasing Performance – Aggregated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

On March 31, leasing operations brought to present value totaled R$4.1 billion.

Bradesco Organization’s leasing companies are positioned amongst sector leaders, according to ABEL (Brazilian Association of Leasing Companies), with an 11.21% share of this market (reference date: February 2007). This good performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the transportation vehicles and machinery/equipment industries.

The following graph presents the breakdown of Bradesco's aggregated leasing portfolio by type of asset:

Portfolio by Type of Asset

Bradesco Consórcios

Management Company

Balance Sheet

	R$ thousand

	2005	2006		2007

	December	March	December	March

Assets
Current and Long-Term Assets	158,824	169,570	256,159	270,372
Funds Available	–	24	–	–
Securities	154,138	167,935	248,735	266,778
Other Receivables	4,686	1,611	7,424	3,594
Permanent Assets	1,618	2,011	5,483	5,975
Total	160,442	171,581	261,642	276,347

Liabilities
Current and Long-Term Liabilities	50,681	37,404	70,305	52,738
Dividends Payable	–	–	25,409	25,409
Amounts Refundable to Former Groups Now Closed	6,330	6,478	6,888	7,051
Other Liabilities	44,351	30,926	38,008	20,278
Stockholders’ Equity	109,761	134,177	191,337	223,609
Total	160,442	171,581	261,642	276,347

Statement of Income

	R$ thousand

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Fee and Commission Income	45,666	44,019	57,956	57,603
Taxes Payable	(4,761)	(4,583)	(6,220)	(6,203)
Financial Revenues	6,435	6,427	7,418	7,868
Administrative Expenses (Including Personnel Expenses)	(6,667)	(5,395)	(7,439)	(7,096)
Selling Expenses	(9,530)	(4,332)	(9,283)	(4,138)
Other Operating Income/Expenses	973	960	1,339	1,338
Income before Taxes and Contributions	32,116	37,096	43,771	49,372
Taxes and Contributions on Income	(10,982)	(12,680)	(14,252)	(17,100)
Net Income	21,134	24,416	29,519	32,272

Consortium Groups

Balance Sheet

	R$ thousand

	2005	2006		2007

	December	March	December	March

Assets
Current and Long-Term Assets	1,441,060	1,647,945	2,283,343	2,493,844
Amount Offset	10,636,448	10,202,389	13,195,593	12,581,834
Total	12,077,508	11,850,334	15,478,936	15,075,678

Liabilities
Current and Long-Term Liabilities	1,441,060	1,647,945	2,283,343	2,493,844
Amount Offset	10,636,448	10,202,389	13,195,593	12,581,834
Total	12,077,508	11,850,334	15,478,936	15,075,678

Operating Overview

Bradesco Consórcios started to sell consortium purchase plan quotas to Bradesco Organization’s employees on December 9, 2002, and on January 21, 2003, started to sell to its account holders and non-account holders, both for individual and corporate clients.

Bradesco Consórcios sells automobile, trucks, tractors, agricultural implements and real properties plans, according to the rules of the Brazilian Central Bank.

Referring to the sale of plans offered, the company relies on Banco Bradesco Branches Network, liable for higher Bradesco Consórcios share in the consortium purchase plan market. The extensive nature and security associated with the Bradesco Brand are added advantages for expanding consortium purchase plan sales.

Segmentation

Banco Bradesco’s entry into this market is part of its strategy to offer the most complete range of product and services options to its clients, with a view to providing all social classes with the opportunity to purchase items at accessible prices through the consortium quota system, and filling a market gap, especially taking into account that, in relation to real estate product, there is currently high housing deficit in the country.

Operating Performance

The differentiated way of trading products (Real Estate, Automobiles and Trucks), with a specialized and focused team, provided Bradesco Consórcios with a growth of 32% in 1Q07 when compared to the previous period.

Operating Risk

Bradesco Consórcios and DGRC (Department of Risk Management and Compliance) started in February 2005 the works related to the identification and collection of operating losses. Accounting accounts specific for accounting of losses resulting from operating risk events were opened. We understand that these actions meet the concepts introduced by the New Basel Capital Agreement, and this work aims to establish a statistic basis for modeling of the operating risk, with the purpose of lower allocation of capital required, as well as increase the mitigation capacity of risks identified.

Representation

Market Share – Real Estate Consortium – in percentage

Source: Brazilian Central Bank
N.B.: The market share of Ademilar as of February 2006 was not disclosed.

Market Share – Automobile Consortium – in percentage

Source: Brazilian Central Bank.

Market Share – Truck, Tractors and Agricultural Implements Consortium – in percentage

Source: Brazilian Central Bank

Bradesco has been playing an important role in the consortium purchase plan industry, providing the population with access to loan for the acquisition of personal and real property. The freedom to select an asset is one of the main characteristics of the plans sold by Bradesco Consórcios, since the consortium member is free to choose, according to value of the letter of credit, the automobile, real property, truck, tractor or agricultural implement of his/her preference when he/she wins the draw.

In 1Q07, 30 groups were inaugurated and 20.7 thousand consortium quotas were sold. Until March 2007, we recorded total accumulated sales exceeding 295.1 thousand consortium quotas, achieving sales results in excess of R$9.1 billion and recording 110.9 thousand draws, with 83.5 thousand properties delivered and 1,526 active groups.

Active Consortium Quotas

Total Active Consortium Quotas

Leadership

According to a strategy defined by the Organization, Bradesco Consórcios leads the Automobile and Real Estate segments, and searches for a highlighting position in the segment of Trucks, Tractors and Agricultural Implements.

In the Real Estate segment, Bradesco ended March with 106,263 active quotas. In the Automobile segment, Bradesco ended with 154,732 active quotas, surpassing consortium management companies associated with car makers, consolidated in the market, such as Volkswagen, Fiat and General Motors.

In the Trucks, Tractors and Agricultural Implements segment, Bradesco ended this quarter with 8,329 active quotas moving up from the 11th place in 1Q06 to the 7th place in 1Q07 in Bacen’s ranking. The public is getting to know the advantages to acquire an asset, such as Trucks, Tractors and Agricultural Implements, by means of a consortium, thus, Bradesco Consórcios has shown that it has strength to be among the first ones in 2007.

Leadership (Real Estate and Automobile) is conquered and consolidated as a result of ongoing and determined efforts, motivated by the enthusiasm and strength of the Bradesco Branch Network.

Consortium Quotas Sold

Total Consortium Quotas Sold

Number of active participants comprising the 10 largest real estate consortium management companies

Source: Brazilian Central Bank
N.B.: Ademilar was not in the ranking of February 2006 of the ten largest management companies.

Number of active participants comprising the 10 largest auto segment consortium management companies

Source: Brazilian Central Bank

Number of active participants of the ten largest consortium management companies in the truck, tractor and agricultural implement segment

Source: Brazilian Central Bank

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet

	R$ thousand

	2005	2006		2007

	December	March	December	March

Assets
Current and Long-Term Assets	850,862	252,788	406,501	382,232
Funds Available	42	59	206	63
Interbank Investments	27,698	65,420	81,748	94,565
Securities	51,667	58,109	66,821	77,773
Other Loans	771,399	129,150	257,666	209,775
Other Receivables	56	50	60	56
Permanent Assets	31,016	32,472	36,886	39,035
Total	881,878	285,260	443,387	421,267

Liabilities
Current and Long-Term Liabilities	797,477	191,824	351,702	320,042
Other Liabilities	797,477	191,824	351,702	320,042
Stockholders' Equity	84,401	93,436	91,685	101,225
Total	881,878	285,260	443,387	421,267

Statement of Income

	R$ thousand

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Financial Intermediation	3,583	8,475	5,015	4,743
Financial Intermediation Expenses	(46)	–	–	–
Other Operating Income/Expenses	5,086	4,199	6,579	7,137
Operating Income	8,623	12,674	11,594	11,880
Non-Operating Income	(83)	–	–	–
Income before Taxes and Contributions	8,540	12,674	11,594	11,880
Taxes and Contributions on Income	(2,605)	(4,482)	(3,893)	(4,031)
Net Income	5,935	8,192	7,701	7,849

Bradesco Corretora ended 1Q07 in the 15th position of the São Paulo Stock Exchange – Bovespa among the 86 participant brokers. 26,040 investors were served in such period, executing 364,607 stock calls and put orders, summing up a volume corresponding to R$9,454 million. Bradesco Corretora has been participating with Bovespa in the event Bovespa vai até você (Bovespa reaches you), with a view to popularizing the stock market.

In 1Q07, Bradesco Corretora traded 796 thousand contracts at the Brazilian Mercantile & Futures Exchange – BM&F, with a financial volume of R$49,870 million, reaching the 29th position in the ranking among the 69 participant brokers. It has been driving its efforts to proceed with the expansion of businesses, as well as to disseminate future markets.

Concerning the agricultural sector, Bradesco Corretora has been directly acting in the main producing regions of the country, through visits, lectures and participation in agribusiness fairs and exhibitions. Jointly with BM&F, it has been sponsoring the clients’ visit from various regions of the country to São Paulo, for visits to BM&F and Bradesco Corretora. It has also been receiving producers, teachers, opinion makers and dealers of goods physical market. It also takes part in the trading of future mini-contracts of Bovespa Index, U.S. dollar and boi gordo (live cattle) and coffee through the Web Trading system, with a view to offering an alternative to carry out derivative operations of price protection, directly at the trading floor. The intermediation of futures markets operations is certified by NBR ISO 9001:2000.

In 1Q07, Home Broker reached the 2nd position in the ranking of Bovespa’s broke dealers. There was the fusion between the Internet Tables and the Agency, and that synergy has contributed to the services for the Home Broker client and the Agency client. As a result, we obtained a volume of R$2,075 million in 1Q07, with a growth of 60% as compared to the previous quarter. The client base evolved 15% compared to the previous quarter with an increase of 9,392 new registrations and 18,971 e-mails received. The executed orders were 281,579, showing a 52% increase as compared to the previous quarter. The investor’s interest in the variable income market is growing every day, due to an increasingly favorable economic scenario, and the Internet has been the easiest and least expensive channel. Home Broker -intermediation of stocks through the Internet (Shopinvest) is certified by NBR ISO 9001:2000 and GoodPriv@cy Data Protection Label (2002 edition).

With a total volume traded of R$18.9 million in 1Q07, Bradesco Corretora maintained a highlighting position in the market, operating in Public Offerings for Share Purchase, Primary and Secondary Public Distribution and Special Operations and Privatization Auctions, assisting a total of 6,452 clients among individuals and legal entities, in the Public Distributions.

Bradesco Corretora offers to its clients a complete investment analysis service with coverage of the main sectors and companies of the Brazilian market. Our team of analysts is comprised of sector specialists who disclose their opinions to clients in an equitable way by means of follow-up reports and guides of stocks. Moreover, clients also count on analyses of the team of economists of Banco Bradesco, one of the most important ones of the Brazilian market.

In addition, it offers non-resident investors’ representation service in operations conducted in the financial and capital markets, under the terms of the CMN (Brazilian Monetary Council) Resolution no. 2,689, of January 26, 2000.

It also offers the Tesouro Direto (Direct Treasury) Program, which allows the individual client to invest in federal government bonds via the Internet; he/she just has to register at Bradesco Corretora via the Website www.bradesco.com.br.

In compliance with the concepts introduced by the New Basel Capital Agreement, Bradesco S.A. Corretora de Títulos e Valores Mobiliários, in partnership with the Department of Risk Management and Compliance (DGRC), started in 2005 a work of identification and registration of events of operating losses taking place in the intermediation of operations carried out in the capital markets as well as other events classified as Operating Risk. The development of this work provides the treatment of historic data and the performance of statistic studies with the purpose of risk mitigation and constant improvement of internal controls.

The Net Income recorded in 1Q07 amounted to R$7,849 thousand.

The Stockholders’ Equity, in 1Q07, amounted to R$101,225 thousand, equivalent to 24.0% of total assets, which added up to R$421,267 thousand.

Information - Trading on BM&F and BOVESPA

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

BM&F
Ranking	24th	31st	27th	29th
Contracts Traded (thousand)	940	511	737	796
Financial Volume (R$ million)	94,228	47,461	57,594	49,870

Stock Exchange
Ranking	12th	14th	12th	15th
Number of Investors	16,495	21,988	24,309	26,040
Number of Orders Executed	134,165	169,055	258,304	364,607
Financial Volume (R$ million)	5,218	5,690	8,657	9,454

Home Broker
Ranking	8th	5th	6th	2nd
Number of Registered Clients	37,973	44,968	62,369	71,761
Number of Orders Executed	75,344	111,330	185,608	281,579
Financial Volume (R$ million)	510	873	1,298	2,075

Bradesco Securities, Inc.

Balance Sheet

	R$ thousand

	2005	2006		2007

	December	March	December	March

Assets
Current and Long-Term Assets	53,212	49,155	48,238	45,743
Funds Available	7,758	7,415	7,227	8,027
Interbank Investments	–	242	247	229
Securities and Derivative Financial Instruments	45,412	41,402	40,426	37,139
Other Receivables and Other Assets	42	96	338	348
Permanent Assets	10	24	545	504
Total	53,222	49,179	48,783	46,247

Liabilities
Current and Long-Term Liabilities	475	461	413	293
Other Liabilities	475	461	413	293
Stockholders' Equity	52,747	48,718	48,370	45,954
Total	53,222	49,179	48,783	46,247

Statement of Income

	R$ thousand

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Gross Income from Financial Intermediation	514	534	908	535
Other Operating Income/Expenses	(917)	(770)	(413)	(969)
Operating Income	(403)	(236)	495	(434)
Net Income/Loss	(403)	(236)	495	(434)

Bradesco Securities, Inc., a wholly-owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of stock purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Deposit Certificates, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by the more than 90 ADR programs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets, which is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Banco Bradesco obtained the Financial Holding Company status from the Board of Governors of the Federal Reserve System, on January 30, 2004, which will allow the expansion of Bradesco Securities’ activities.

This status is given following a rigorous analysis of various aspects determined in US banking legislation, including Banco Bradesco’s high level of capitalization and the quality of its Management, which will allow the Bank, either directly or through its subsidiaries, to operate in the US market, whenever considered convenient, carrying out financial activities under the same conditions as local banks, in particular the following:

– Securities trading (underwriting, private placement and market-making);

– Acquisitions, mergers, portfolio management and financial services (merchant banking);

– Mutual funds portfolio management; and

– Sale of insurance.

Thus, Banco Bradesco has strengthened its role in the Investment Banking segment, expanding its opportunity to explore various financial activities in the US market, and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 - Operating Structure

Corporate Organization Chart

Major Stockholders

Elo Part. e Inv. S.A. (Directors/ Employees)
53.70% COMMON
25.85% TOTAL
Nova Cidade de Deus
Fundação Bradesco[1]
46.30% COMMON
98.35% PREFERRED
73.29% TOTAL
44.78% COMMON
44.78% TOTAL
Aguiar Family
22.11% COMMON
22.11% TOTAL
Cidade de Deus
33.11% COMMON
33.11% TOTAL
48.46% COMMON
0.22% PREFERRED
24.32% TOTAL
BBVA
BES
Bank of Tokio Mitsubishi – UFJ (MUFG)
5.06% COMMON
2.53% TOTAL
6.94% COMMON
0.14% PREFERRED
3.54% TOTAL
1.23% COMMON
1.22% PREFERRED
1.22% TOTAL
15.30% COMMON
3.35% PREFERRED
9.32% TOTAL
Market
Banco Bradesco
23.01% COMMON
96.07% PREFERRED
59.07% TOTAL

(1) Bradesco’s management (Board of Executive Officers and Board of Directors) comprises the Presiding Board of Fundação Bradesco, maximum Deliberative Body of this Entity. Reference date: 31.3.2007

Main Subsidiaries and Affiliated Companies

Banco Bradesco
Banco Bradesco Argentina
Bradesco Securities
Banco Bradesco Luxembourg
Bradport – SGPS, Sociedade Unipessoal Lda.
Bradesco Leasing S.A. Arrendamento Mercantil
Banco Boavista
Banco Finasa
Bradesplan Participações Ltda.
Tempo Serviços Ltda.
Bradesco Consórcios
Cia. Securit. de Créditos Financeiros Rubi
União Participações Ltda.
Banco Bankpar S.A.
Alvorada Cartões Créd., Financ. e Invest. S.A.
Banco Alvorada S.A.
Banco BMC S.A. (*)
Scopus Tecnologia
New York Branch
Banco Bradesco BBI S.A.
Grand Cayman Branch
Bradesco Corretora T.V.M.
BRAM Bradesco Asset Management S.A. D.T.V.M.
Bradesco Services Co.
CPM Holdings
Bradesco Seguros
Bradesco Argentina de Seguros
Atlântica Capitalização
Bradesco SegPrev Investimentos Ltda.
Bradesco Capitalização
Bradesco Vida e Previdência
Bradesco Saúde
Finasa Seguradora
Bradesco Auto/RE Cia. de Seguros
Bradesco International Health Service
Indiana Seguros

(*) Pending approval by the Brazilian Central Bank.

Administrative Body

Stockholder's General Meeting
Fiscal Council
Board of Directors
Lázaro de Mello Brandão = Chairman
Antônio Bornia = Vice-Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
Raul Santoro de Mattos Almeida
Ricardo Espírito Santo Silva Salgado
Audit Committee
Compliance and Internal Controls Committee
Committee of Ethical Conduct
Compensation Committee
General Inspectorate (Internal Audit)
Chief Executive Officer
Márcio Artur Laurelli Cypriano
General Secretariat
Carlos Alberto Rodrigues Guilherme
(Managing Director)
Risk Management and Compliance
Domingos Figueiredo de Abreu
(Managing Director)
• Human Resources
• Training
Milton Matsumoto
(Managing Director)
Executive Vice-Chairman
Managing Directors
Areas
Arnaldo Alves Vieira
Odair Afonso Rebelato
• Bradesco Prime
• Bradesco Varejo
Paulo Eduardo D'Avila Isola
• Cards
• Finasa Promotora de Vendas
• Leasing
• Visa Vale
José Luiz Acar Pedro
Armando Trivelato Filho
• Support and Services
• Bradesco Dia&Noite (Day&Night)
• Equity
• Scopus - Services
José Guilherme Lembi de Faria
• Banco Bradesco Argentina
• Banco Bradesco Luxembourg S.A.
• Bradesco Services Co., Ltd.
• Fx/International Area
• BBI { BRAM = Bradesco Asset Management
Private Banking
Bernardo Parnes
(BBI General Manager)
• BBI { Bradesco Corretora
Bradesco Securities, Inc.
Investment Banking
Julio de Siqueira Carvalho de Araujo
• Economic Studies and Research
• Treasury
Laércio Albino Cezar
• IT Governance
Aurélio Conrado Boni
• Systems Development
• Research and Technological Innovation
• Data Processing and Communications
• Scopus – Solutions
Milton Matsumoto
• O & M
• Business Technology
Luiz Carlos Trabuco Cappi
• Grupo Bradesco de Seguros e Previdência { Insurance
Life and Private Pension Plans
Certificated Savings Plans
Milton Almicar Silva Vargas
Domingos Figueiredo de Abreu
• Fiscal Audit
• General Controllership
• Budget and Control
• Market Relations { Investor Relations
Social-environmental Responsibility
Carlos Alberto Rodrigues Guilherme
• Purchase
• Legal
Norberto Pinto Barbedo
Ademir Cossiello
• Bradesco Administradora de Consórcios
• Sale of Products and Services
• Loans and Financings
Sérgio Alexandre Figueiredo Clemente
• Bradesco Corporate { Corporate
Asian Desk
• Bradesco Empresas (Middle Market)
Sérgio Socha
• Marketing
José Alcides Munhoz
• Stocks and Custody
• Loan
• Investments
• For Customer Relations
• Fees on Services
Luiz Pasteur Vasconcellos Machado
• Operating Control
• Loan Recovery
• Centralized Services

Reference Date: 3.31.2007

Risk Ratings – Bank

Fitch Ratings								Moody's Investors Service								Standard & Poor’s						Austin Rating
International Scale						Domestic Scale		International Scale					Domestic Scale		Financial Soundness (1)	International Scale — Counterparty Rating				Domestic Scale		Domestic Scale	Corporate Governance (*)
Individual	Support	Foreign Currency (1)		Local Currency (1)		Domestic (1)		Foreign Currency Deposit		Foreign Currency Debt	Local Currency Deposit		Deposits			Foreign Currency		Local Currency		Counterparty Rating		Financial Soundness
		IDR — Delinquency Probability of Issuer Long-term	Short- term	IDR — Delinquency Probability of Issuer Long-term	Short- term	Long- term	Short- term	Long- term (2)	Short- term	Long-term (2)	Long-term (2)	Short- term	Long- term	Short- term		Long- term (1)	Short- term	Long- term (1)	Short- term	Long- term (1)	Short- term
A	1	AAA	F1	AAA	F1	AAA (bra)	F1+ (bra)	Aaa	P-1	Aaa	Aaa	P-1	Aaa.br	BR-1	A	AAA	A-1	AAA	A-1	brAAA	brA-1	AAA	AAA
A/B	2	AA	F2	AA	F2	AA+ (bra)	F2 (bra)	Aa	P-2	Aa	Aa	P-2	Aa.br	BR-2	A–	AA	A-2	AA	A-2	brAA+	brA-2	AA	AA
B	3	A	F3	A	F3	A (bra)	F3 (bra)	A	P-3	A	A1	P-3	A.br	BR-3	B+	A	A-3	A	A-3	brA	brA-3	A	A
B/C	4	BBB	B	BBB-	B	BBB (bra)	B (bra)	Baa	NP	Baa3	Baa	NP	Baa.br	BR-4	B	BBB	B	BBB	B	brBBB	brB	BBB	BBB
C	5	BB+	C	BB	C	BB (bra)	C (bra)	Ba3		Ba	Ba		Ba.br		B–	BB+	B-1	BB+	B-1	brBB	brC	BB	BB
C/D		B	D	B	D	B (bra)	D (bra)	B1		B	B		B.br		C+	B	B-2	B	B-2	brB	brSD	B	B
D		CCC		CCC		CCC (bra)		Caa		Caa	Caa		Caa.br		C	CCC	B-3	CCC	B-3	brCCC	brD	CCC	CCC
D/E		CC		CC		CC (bra)		Ca		Ca	Ca		Ca.br		C–	CC	C	CC	C	brCC		CC	CC
E		C		C		C (bra)		C		C	C		C.br		D+					brSD		C	C
		RD		RD		DDD (bra)									D					brD
		D		D		DD (bra)									D–
						D (bra)									E+
E

N.B.: Bradesco s risk ratings are among the highest attributed to Brazilian banks. ’
      (1) Signs of plus (+) and minus (-) are used to identity a better or worse position within a same rating scale.
      (2) Numeric modifiers 1, 2 and 3 are added to each generic rating from Aa to Caa, meaning lower or higher risk in the same category.
      (3) This is the first governance rating granted in Latin America. The evaluation recognizes that Bradesco adopts great corporate governance practices, with a relationship policy highlighted by a high quality, transparency and ethics level.

Main Ratings – Insurance and Certificated Savings Plans Companies

Insurance			Certificated Savings Plans

Fitch Ratings		Standard & Poor’s	Standard & Poor’s

Domestic Scale	International Scale	Domestic Scale (1)	Domestic Scale (1)

Domestic Rating of Financial	International Rating of Financial	Counterparty Rating	Counterparty Rating
Strength of Insurance	Strength of Insurance
Company (1)	Company (1)

AAA (bra)	AAA	brAAA	brAAA
AA+ (bra)	AA	brAA+	brAA+
A (bra)	A	brA	brA
BBB (bra)	BBB–	brBBB	brBBB
BB (bra)	BB	brBB	brBB
B (bra)	B	brB	brB
CCC (bra)	CCC	brCCC	brCCC
CC (bra)	CC	brCC	brCC
C (bra)	C	brSD	brSD
DDD (bra)	DDD	brD	brD
DD (bra)	DD
D (bra)	D

(1) Signs of plus (+) and minus (-) are used to identity a better or worse position within a same rating scale.

Major Rankings

Source	Criterion	Position	Reference Date

“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	1st (Brazil)	March 2007
“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	37th (Worldwide)	March 2007
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	3rd (Brazil)	March 2007
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	147th (Worldwide)	March 2007

(*) Forbes 2000: companies comprising “World’s Leading Companies” list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

Market Segmentation

Focusing its actions on relationship, the segmentation process in Bradesco is aligned to the market trend of grouping together customers with similar profiles, allowing a personalized customer service and increasing gains of productivity and quickness. That process provides the Bank with larger flexibility and competitiveness in the execution of its business strategy, providing dimension to operations for both individual and corporate customers, concerning quality and specialization, in specific demands of sundry customer profiles.

Bradesco Corporate Banking

Bradesco Corporate's mission is to meet the clients’ needs, developing long-term ethical and innovative relationship in harmony with stockholders' interest.

The area’s main values that permeate its day-to-day activities comprise the following:

– teamwork;

– ongoing pursuit of innovation and excellence in customer service;

– transparency in all its actions;

– commitment to self-development;

– adherence to strategic guidelines;

– creativity, flexibility and initiative; and

– agile delivery to clients.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to serve companies from its target market from a customer, rather than a product standpoint, under a centralized relations management, offering as well as traditional products, structured, Tailor-made and Capital Markets solutions, through Managers who have a clear vision of risk, market, economic industries and relationship.

Bradesco Corporate’s absolute commitment with quality, the essence of a long-term effort, started to take shape in 2000, when the company was granted the ISO 9002:1994 certification and, subsequently, the ISO 9001:2000 certification, which are references for efficiency in the service providing, evaluated by clients. Its Management System is being improved with the adoption of practices acknowledged by the market, resulting in the achievement of the Banas Quality Management Award in 2006, which indicate companies with the best management practices, for its efficiency and quality.

Bradesco Corporate Banking

The concern about seeking solutions with significant added value for the Institution is reflected in the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship and familiarity with this industry's production chain and the synergy which exists among the Bank's segments.

The resources comprising assets (credit, bonds and guarantees) and liabilities (deposits, funds and portfolios) amount to R$89.0 billion.

Target Market

The 1,299 Economic Groups comprising Bradesco Corporate’s target market, which is mostly comprised of large corporations which record sales results in excess of R$180 million/year, are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Bradesco Empresas (Middle Market)

Bradesco Empresa (Middle Market) was implemented with a view to offering services to companies with sales results from R$15 million to R$180 million/year, through 68 exclusive branches in the main Brazilian capitals.

Bradesco Empresas aims at offering the best business management, such as: Loans, Financings, Investments, Foreign Trade, Derivatives, Cash Management and Structured Operations, targeting customers’ satisfaction and results to the Organization.

The 68 branches are strategically distributed throughout Brazil as follows: Southeast (41), South (16), Mid-West (4), Northeast (3) and North (2).

Bradesco Empresas is formed by a team of 371 Relationship Managers, who are included in the Anbid Certification Program, serving on average 30 economic groups per Manager, on a tailor-made concept, encompassing 23,106 companies from all sectors of the economy.

Bradesco Empresas manages funds, among loan operations, guarantees, deposits, funds and collections, of approximately R$35.0 billion.

In the pursuit of ongoing quality, Bradesco Empresas Department was granted the NBR ISO 9001:2000 certification by Fundação Carlos Alberto Vanzolini in the scope “Bradesco Empresas Segment Management”, attesting to the Bank’s commitment to process improvement and client satisfaction.

Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals, offers the Bank's high-income individual customers with minimum funds available for investment of R$1 million, an exclusive line of products and services aimed at increasing their equity by maximizing returns. Therefore, the most appropriate financial solution is sought, considering each client’s profile, under the Tailor-Made concept, providing advisory services for asset allocation and tax and successory guidance. Aiming the proximity to its customer base, Bradesco Private Banking has two offices in the cities of São Paulo and Rio de Janeiro, as well as 9 service units in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador, Recife, Fortaleza and Uberlândia. Bradesco Private Banking is also certified by ISO 9001:2000 with scope on the “Relationship Management of High Net Wealth Individual Clients”, as well as with the certification GoodPriv@cy (Data Protection Label – 2002 Edition) granted by IQNet ( The International Quality Network), in the “Management of Privacy of Data Used in the Relationship with High Net Wealth Clients”.

Bradesco Prime

Background

The Prime Segment started its activities in May 2003 with 109 exclusive branches distributed around the country, aiming at offering clients complete solutions by means of financial auditing and a special portfolio of products and channels.

Since 2005, the Bradesco Prime Department has been certified by Fundação Carlos Alberto Vanzolini, rule NBR ISO 9001:2000, under the scope “Bradesco Prime Segment Management”, enhancing Bradesco’s commitment to continuously improving processes and pursuing clients’ satisfaction.

Along its 3 years and a half of existence, Prime has achieved a highlighting position in the Brazilian high-income market and has consolidated its position as the largest segment in customer service network, with 211 Branches, strategically located.

Mission and Values

Bradesco Prime’s mission is to be the client’s first Bank, focusing on relationship quality and in offering appropriate solutions to their needs, with prepared staff, adding value to stockholders and employees, within ethical and professional standards.

When developing their activities, the employees of the Prime Segment are guided by Bradesco Organization’s values, which are as follows:

– Client as the Organization’s reason of existence;

– Ethical and transparent relationship with clients, stockholders, investors, partners and employees;

– Belief in people’s values and their capacity for development;

– Respect for the human being’s dignity, by preserving the individuality and the privacy and not admitting the practice of discriminatory acts due to social condition, creed, color, race, sex, faith or political ideology;

– Pioneering work in technology and solutions for clients;

– Social responsibility, especially investments in education; and

– Ability to face with determination different economic cycles and the dynamics of social changes.

Target-market and Main Competitive Advantage

Aligned with the commitment to providing all its clients with a Complete Bank, Bradesco Prime operates in the segment of High Income Clients, having as target-public individuals with income of R$4 thousand or higher or with investments of R$50 thousand or higher.

Bradesco Prime’s customers are provided with:

– VIP branches specifically designed to provide comfort and privacy;

– Personalized products and services, such as the Bradesco Prime Loyalty Program, which aims to encourage the relationship of clients with the Bank, by means of the offer of increasing benefits.

– Customized service by the Relationship Managers who, due to their small client portfolios, are able to dedicate special attention to each client and who are continually enhancing their professional qualification; all of them take part in the Certification Program of Anbid;

– Relationship channels such as: exclusive Internet Banking (www.bradescoprime.com.br), with the competitive edge of the online Chat, in which a financial consultant interacts with the Client in real time, the Call Center with an exclusive assistance center, in addition to an extensive Customer Service Network, comprised of its Branches, ATM equipment and Banco24horas throughout Brazil.

In the branches below, Prime offers special services and technology, such as:

– Prime Digital Branch: focused on customer service via call center with a team of managers available at extended business hours (from 8:00 am to 8:00 pm, 7 days-a-week, including bank holidays).

– Prime Branch at Cidade de Deus, Latin America's first Wireless Branch, where managers use remote connected equipment, enabling client to conduct his/her business from his/her own facilities.

Bradesco Retail

Bradesco maintains its Retail specialty, serving with high quality service all segments of the Brazilian population regardless of income level. Such open-door philosophy is supported by an extensive customer service network. Thus, it is possible to reach the possible largest number of companies and people, in all regions of the country, including those with lower development level, reflecting the effort in the democratization of banking products and services, social inclusion and income distribution. The Bank has more than 16 million individuals and corporate customers account holders, who carry out millions of transactions daily at our Branches, Service Branches, Banco Postal (Postal Bank) Branches and Bradesco Expresso, comprising Brazil's largest Customer Service Network, besides thousands of teller machines, providing ease and convenient services over extended hours.

In addition to the extensive service network, clients are offered the comfort of alternative service channels such as Fone Fácil (Easy Phone) service, Internet Banking and Bradesco Celular, which are already used for a significant portion of daily transactions.

The Retail segment has been focusing on the growth in the client base and the loan portfolio. Another important aspect is the development of financial products, tailor-made to meet the customers' profile in an ongoing effort to offer quality, agile and reliable services to all customers, in particular, bearing in mind the value of customer relations.

Significant investments have been made in staff training, aiming at qualifying employees for customized and efficient customer service, seeking to preserve relations and increase the customers' loyalty to the Bank.

Bradesco Retail not only has more than 2,700 Branches and 2,400 Service Branches (PAB/PAE), but also makes available a Digital Branch, operating in a virtual environment and offering courier service. The Digital Branch has a team of managers who serve its clients, regardless of location, from 8:00 am to 10:00 pm, seven days a week.

Banco Postal (Postal Bank)

Banco Postal is a brand through which Bradesco offers its products and services in all the Brazilian cities, in a partnership with the Brazilian Post Office Company (ECT). It is an example of success of Correspondent Banks, due to its large scope, products and services portfolio, and the social role it plays in society.

Banco Postal is present in more than 4.8 thousand cities of Brazil, with 5,639 Branches. Around 1.7 thousand of these branches were set up in cities which, until then, were devoid of banks, benefiting a population of approximately 18 million people, who had the opportunity to, for the first time in their lives, obtain a check book, make a deposit in a savings account, or contracting loan operation.

Thanks to Banco Postal, thousands of beneficiaries of the Brazilian Social Security Institute (INSS) can now receive their benefits in the comfort of a Branch close to their homes, without having to go long distances on boats or along unsafe roads, and without spending a good part of their earnings on the trip.

Banco Postal’s expansion has also disseminated in the municipalities where the use of credit and debit cards, and the affiliation of the commercial establishments to the VISA Network were introduced, providing more options for the local population to make their payments, besides allowing improvements in the very Postal Branches’ customer service, and the reduction in operating costs and in the risks of transporting cash to the Relationship Branches.

Number of Banco Postal Branches

Bradesco Expresso

Bradesco has been increasing its share in the correspondent bank segment with the expansion of Bradesco Expresso Network, by means of partnerships entered into with supermarkets, drugstores, department stores and other retail chains.

For clients and community in general, Bradesco Expresso offers a convenient banking service, closer to the residence or workplace. For Bradesco, this is the best way to reach low-income clients, especially the population deprived of bank services, and promoting the banking inclusion, which would not be possible by means of traditional banking branches, in view of high installation and operating costs. Concerning shopkeepers, Bradesco Expresso foments a higher flow of clients and encourages them to visit the establishment many times, opening possibilities for loyalty and sales increase.

On 3.31.2007, Bradesco Expresso Network totaled 9,084 installed units.

Number of Transactions Carried out in Correspondent Banks (Banco Postal + Bradesco Expresso) – in thousands

Number of Bradesco Expresso Units

Customer Service Network

Customer Service Network	2005	2006		2007

	December	March	December	March

Service Branches - Own
Branches (include 1 Banco Finasa branch)	2,921	2,999	3,008	3,015
PABs	1,001	1,022	1,056	1,069
PAEs	1,450	1,477	1,415	1,429
PAAs	–	–	71	111
Finasa Promotora de Vendas (Finasa Branches)	239	260	381	390
ATM Network Outplaced Terminals	2,235	2,294	2,540	2,580
Total Service Branches - Own	7,846	8,052	8,471	8,594

Service Branches – Third Parties
Banco24Horas Network Assisted Terminals	2,559	2,589	2,990	3,086
Banco Postal	5,461	5,502	5,585	5,639
Bradesco Expresso (Correspondent Banks)	4,752	5,038	8,113	9,084
Total Service Branches – Third Parties	12,772	13,129	16,688	17,809

Total Service Branches in the Country (Own + Third Parties)	20,618	21,181	25,159	26,403

Branches Abroad	3	3	3	3
Subsidiaries Abroad	5	5	5	5
Overall Total Service Branches (Country + Abroad)	20,626	21,189	25,167	26,411

Finasa – Associated Stores and Auto Dealers	40,439	41,065	39,893	39,542

Total Branches containing ATMs in the Country – Own Network +
Banco24Horas (included in the total) (*)	9,958	10,076	10,919	11,385

ATMs
Own	23,036	23,232	24,099	24,464
Banco24Horas	2,748	2,769	3,201	3,346
Total ATMs	25,784	26,001	27,300	27,810

PAB (Posto de Atendimento Bancário) – branch located in a company, with an employee from the Bank.
PAE (Posto de Atendimento Eletrônico em Empresas) – branch located in a company, with an ATM.
PAA (Posto Avançado de Atendimento) – branch located in a city where there isn’t a Bank branch.
(*) In March 2007, there were 792 overlapping branches between the Own Network and the Banco24Horas Network.

Customer Service Network – Branches

Client/Branch Ratio – in thousand

Bradesco and Market Share

	March 2006			March 2007

Region/State	Bradesco	Total Banks	Market	Bradesco	Total Banks	Market
		in Market(1)	Share (%)		in Market(1)	Share (%)

North
Acre	5	35	14.3	5	35	14.3
Amazonas	59	140	42.1	60	151	39.7
Amapá	4	26	15.4	4	27	14.8
Pará	49	289	17.0	49	300	16.3
Rondônia	18	88	20.5	18	89	20.2
Roraima	2	18	11.1	2	19	10.5
Tocantins	13	85	15.3	13	86	15.1

Total	150	681	22.0	151	707	21.4

Northeast
Alagoas	11	125	8.8	11	126	8.7
Bahia	208	751	27.7	208	764	27.2
Ceará	98(2)	371	26.4	92	369	24.9
Maranhão	67	226	29.6	68	230	29.6
Paraíba	17	173	9.8	20	175	11.4
Pernambuco	63	478	13.2	62	483	12.8
Piauí	8	115	7.0	8	117	6.8
Rio Grande do Norte	14	148	9.5	14	149	9.4
Sergipe	12	160	7.5	12	163	7.4

Total	498	2,547	19.6	495	2,576	19.2

Mid-West
Distrito Federal	32(3)	307	10.4	31	314	9.9
Goiás	106	558	19.0	106	566	18.7
Mato Grosso	62	242	25.6	62	248	25.0
Mato Grosso do Sul	56	226	24.8	57	228	25.0

Total	256	1,333	19.2	256	1,356	18.9

Southeast
Espírito Santo	40	345	11.6	39	367	10.6
Minas Gerais	277	1,829	15.1	281	1,864	15.1
Rio de Janeiro	255(4)	1,659	15.4	257(4)	1,704	15.1
São Paulo	1,081	5,745	18.8	1,090	5,933	18.4

Total	1,653	9,578	17.3	1,667	9,868	16.9

South
Paraná	172	1,271	13.5	175	1,229	14.2
Rio Grande do Sul	159	1,446	11.0	158	1,471	10.7
Santa Catarina	111	846	13.1	113	861	13.1

Total	442	3,563	12.4	446	3,561	12.4

Overall Total	2,999	17,702	16.9	3,015	18,068	16.7

(1) Source: Unicad – Information on Entities of Interest to the Brazilian Central Bank. In 2007, data are from February.
(2) It includes 69 Banco BEC branches.
(3) It includes 1 Banco BEC branch.
(4) It includes 1 Banco Finasa branch.

Customer Service Network – Branches – Market Share

Bradesco Dia&Noite (Day&Night) Customer Service Channels

Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services available via state-of-the-art technology through the following alternative channels: Auto-Atendimento (ATM Network), Fone Fácil (Easy Phone) and Internet Banking.

Reassuring the commitment with social responsibility, the Bradesco Dia&Noite (Day&Night) Customer Service Channels provide access to people with special needs, as follows:

– Internet Banking for visually impaired people;

– Personalized assistance for hearing impaired people, by means of the digital language in Fone Fácil (Easy Phone); and

– Access to visually impaired people and wheelchair users in Auto-Atendimento (ATM Network), is being extended.

Bradesco Dia&Noite (Day&Night) – ATM Network

The ATM network is distributed in strategic points throughout Brazil, with 24,464 machines on 3.31.2007, providing fast and practical access to diverse range of products and services. Besides, Bradesco’s clients who have debit cards in checking or savings accounts can use 3,346 Banco24Horas machines for withdrawal, balance and bank statement transactions.

Banking Service Outlets

Items	2005	2006		2007

	December	March	December	March

Total Bradesco	7,399	7,487	7,929	8,069
– Branches, PABs, PAEs and PAAs	5,164	5,193	5,389	5,489
– Outplaced Terminals	2,235	2,294	2,540	2,580
Total Banco 24Horas (*)	2,559	2,589	2,990	3,086
Overall Total	9,958	10,076	10,919	11,155

(*) It includes outlets overlapping with own network, 792 in March 2007.

Bradesco Dia&Noite (Day&Night) Customer Service Channels

Distribution of Own ATM Network – Productivity in the 1st quarter of 2007

ATM Network – Number of Transactions – in thousand

N.B.: It includes the transactions performed in Banco24horas network.

ATM Network – Financial Movement Evolution – R$ million

N.B.: It includes the transactions performed in Banco24horas network.

ATM Network Highlights – millions

Items	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Number of Cash Withdrawal Transactions	118.1	108.7	123.5	114.1
Number of Deposit Transactions	49.5	46.0	47.5	44.2

1Q07 Highlights

•	33.2% growth in the value of the Personal Loan Limit transaction in relation to the same period in 2006;
•	Pilot project with technology of biometrical identification through the palm vein pattern; and
•	Introduced in March, the pilot project enabling Bradesco’s and Banco do Brasil’s clients to share
•	self-service terminals for balance transactions and withdrawal.

Bradesco Dia&Noite (Day&Night) – Fone Fácil (Easy Phone Service)

With a 24-hour telephone access, 7 days a week, the Client can obtain information, make transactions and acquire products and services related to his/her Checking Account, Savings Account, Credit Cards and other products available in this channel through electronic and personalized assistance.

By means of specific numbers, the Client has access to other centers. The main ones are: Internet Banking, Net Empresa, Consortium, Private Pension Plan, Finasa, Collection and also Alô Bradesco to make complaints, criticisms and compliments.

Fone Fácil – Calls Evolution – million

Fone Fácil – Number of Transactions – thousands

Fone Fácil – Financial Movement Evolution – R$ million

1Q07 Highlights

•
Highest rating in the Inmetro (National Institute of Metrology, Standardization and Industrial Quality)research concerning Assistance Centers, in relation to the quality of service rendered to the Customer, as disclosed on 3.4.2007; and

•	Mandatory use of security devices (Token e TanCode) to carry out transactions in the Channel.

Bradesco Dia&Noite (Day&Night) – Internet Banking

Bradesco Dia&Noite (Day&Night) – Internet Banking manages a Portal, which contains links to 46 related websites, 33 of which are institutional, and 13 are transactional. Since it was first launched, Bradesco Internet Banking has innovated and made available the largest number of online services as possible to its Clients.

Internet Banking – thousands of registered users

Internet Banking – Number of Transactions – in thousands (*)

(*) Number of transactions made via Internet Banking, ShopInvest, Cartões (Cards), ShopCredit, Capitalização (Certificated Savings Plan), Net Empresa and Net Empresa – WebTA (Web File Transmission) and Cidadetran.

Internet Banking – Financial Movement Evolution – R$ million (*)

(*) Number of transactions made via Internet Banking, ShopInvest, Cartões (Cards), ShopCredit, Capitalização (Certificated Savings Plan), Net Empresa and Net Empresa – WebTA (Web File Transmission) and Cidadetran.

Services	1st Quarter of 2007

• Bradesco Internet Banking	7.9 million registered users.
(www.bradesco.com.br)	79.7 million transactions carried out.

• ShopInvest Bradesco	1,136 thousand registered users.
(www.shopinvest.com.br)	899.2 thousand transactions carried out.

• ShopCredit	5.7 million transactions/operations carried out.
(www.shopcredit.com.br)

• Bradesco Net Empresa	384,290 registered companies.
(www.bradesco.com.br)	12.3 million transactions/operations carried out.

• Bradesco Cartões	9.0 million transactions carried out.
(www.bradescocartoes.com.br)

• Net Empresa – WebTA	186.3 million transactions/operations carried out.
(Web File Transmission)

• Bradesco – Cidadetran	1.7 million transactions/operations carried out.
(www.cidadetran.com.br)

1Q07 Highlights

•	Security Portal (Security Tips) (www.bradescoseguranca.com.br);
•	Social-environmental Responsibility website – versions in English and Spanish;
•	Investor Relations website Chat – Results in 2006;
•	HR Solutions mini website (Payroll, PABs and PAEs) (www.bradescopessoajuridica.com.br);
•	New Bradesco Corporate website (www.bradescopessoajuridica.com.br); and
•	ShopCredit – Payroll-deductible Loan – Public and Private (www.shopcredit.com.br).

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding the capacity of infrastructure, IT and telecommunications at Bradesco Organization are designed to maintain a modern, practical and secure Customer Service Network. The Network characterizes Bradesco as one of the world's most contemporary companies and creating a unique advantage for its clients and users at home and abroad.

Investments Evolution – R$ million

	R$ million

	Years					1st Qtr.

	2002	2003	2004	2005	2006	2007

Infrastructure	613	469	230	245	354	119
IT/Telecommunications	947	1,225	1,302	1,215	1,472	356
Total	1,560	1,694	1,532	1,460	1,826	475

Risk Management and Compliance

Credit Risks, Operating Risks, Market Risks, Internal Controls and Compliance

Activity and Structure

The risk management activity is considered to be greatly relevant, due to the growing complexity of services and products offered by the Organization, and also in view of the globalization of its activities. Therefore, Bradesco is constantly improving its risk management-related activities, in pursuit of the best internationally used practices, however duly adjusted to Brazil’s reality.

Bradesco deems the risk management a strategic factor which provides a competitive advantage to the Organization, as its use is focused on adding value to Bradesco Brand name, to the extent this enables support to the business areas in the planning of their activities, maximizing the utilization of own funds and of third parties, in benefit of stockholders and the company. In this regard, Bradesco foments the technical improvement of its team, and, particularly, the professionalization of those connected with the risk management and control.

The organizational structure of the Risk Management and Compliance Department – DGRC reflects the Organization’s commitment to the issue, since the treatment and the integration of the three risks into one independent Department bring great advantages to risk management, meeting the concepts enacted by the New Capital Accord (Basel II) and the best Corporate Governance practices.

Organizational Structure of the Risk Management and Compliance Department:

The Organization constantly carries out considerable investments in activities related to Risk Management and Compliance, especially in the qualification of employees. The purpose of these activities is enhancing the quality of risk management of the Conglomerate, and to ensure the necessary focus on these activities, which produce a strong added value.

Additionally, the Risk Management and Compliance Department coordinates all the actions necessary to comply with the regulations issued by the Brazilian Central Bank, as regards the New Capital Accord (Basel II). These works are directed by an Executive Committee designated by the Board of Directors, under the coordination of the Organization’s CEO.

The Department also has as attribution the responsibility for the compliance with the Resolutions 2,554 (Internal Control) and 3,380 (Operating Risk) of the Brazilian Central Bank, and with the provisions of the Sarbanes-Oxley Act, Section 404.

Risk Management Process

Bradesco approaches the management of all the risks inherent to its activities in an integrated manner, based on the support from its Internal Controls and Compliance structure. This multi-disciplinary view allows the improvement of its risk management models, avoiding gaps that could jeopardize the correct identification and assessment.

Credit Risk Management

Credit Risk is the possibility of a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities, thus may generate any loss for the Organization.

Aiming at mitigating the Credit Risk, Bradesco is continuously following up the processes of loan activities, in the improvement, examination and preparation of inventories of concession models and credit recovery, on the monitoring of credit concentration and on the identification of new components that offer credit risks.

In addition, the efforts, which are focused on the utilization of advanced models of measuring risks and on the continuous improvement of processes, have reflected on the quality and performance of the credit portfolio, both in terms of results and solidity, to various past and future scenarios.

We also point out the following actions and events:

– the Executive Committee of Credit Risk Management holds a monthly meeting, enabling the follow-up and the participation of the Senior Management in the major facts and decisions referring to credit risk;

– active participation in the process of improving risk rating models of clients, respecting the particular characteristics of the business and product segments in which Bradesco operates;

– participation in the evaluation of credit risks upon creation or review of products;

– implementation of expected and unexpected losses calculation system, besides the allocation of corresponding capital;

– backtesting and gauging of the models used for measuring loan portfolio’s risks;

– optimization of the manageable information systems in order to meet the current approach of department and customers’ segmentation, emphasizing decision-making process and loan portfolio’s management;

– follow-up of critical risks: periodical monitoring of the main events of default, by means of individual analysis based on the growth of clients’ balances and recovery estimates;

– continuous review and restructuring of the internal processes, including roles and responsibilities, qualification, organizational structures review and IT demands; and

– a periodical review of projects related to the compliance with best practices and requirements of New Capital Basel Accord, by monitoring actions in progress and identifying new gaps and needs emerged for the improvement of management process, preparing action plans.

Operating Risk Management

Under the corporate scope, Bradesco Organization defines operational risk as the risk of loss resulting from inadequate or faulty internal processes, people and systems and from external events which may or may not cause the interruption of businesses.

The operating risk management is based on the preparation and implementation of methodologies and tools that standardize the format of collection and treatment of the loss historical data and is aligned to the best practices of operating risk management. We point out that we are under the conditions to meeting the guidelines enacted by the New Capital Basel Accord and to the schedule set forth by the Brazilian Central Bank, by means of Notice #12,746, issued in December 2004.

The Brazilian Central Bank published, on June 29, 2006 the Resolution no. 3,380 which provides for the implementation of the operational risk management structure. Since 2003, the Bank is aligned with the requirements comprised in this Resolution.

In December 2006, we took part in an impact study specific of Operating Risk requested by the Brazilian Central Bank, with reference-date of 2005. This study contemplated the calculations referring to the Basic Indicator Approach (BIA), the Alternative Standardized Approach (ASA), and the one called Aggregated Alternative Approach, provided for in the New Capital Agreement, paragraph 652, footnote 97. That consists in the segregation of the products into only two lines of businesses, over which coefficients of 15% and 18% are applied, therefore resulting in alterations in the composition of the gross result.

We show below the results obtained with these methods of capital allocation and we emphasize that the Alternative Standardized method requires a lower capital allocation when compared to the other ones.

Participation among Approaches in the Calculation of Capital Allocation for Operating Risk (*)

Approach	1st Quarter of 2007

Basic Indicator (BIA)	100.00%
Standardized (STA)	90.9%
Alternative Standardized (ASA)	44.1%
Alternative Standardized 2 (ASA 2)	47.3%

(*) Calculated according to the Brazilian Central Bank criteria, considering the Financial Consolidated.

In 2006, the process of reviewing the record of events of the companies that comprise the Insurance Group was concluded. That process resulted in the opening of specific accounting items, focusing on improving the records, the knowledge and the analysis of loss events related to operating risk, in compliance with the same standardization adopted for the Bank and for financial companies connected.

This effort aims at the synergy and rationalization of resources, for the convergence of implementation of concepts of Basel II and Solvability II, focused on the development of the advanced (operating losses) and intermediate (based on gross result) methodology, unifying the criteria within Bradesco Organization, in conformity with Resolution no. 3,380 in what concerns the financial economic consolidated statement.

Bradesco Organization’s goal is to obtain qualification for the Advanced Measurement Approach (AMA). The preparation of the calculations for the Advanced Method is obtained by means of book accounts opened for registration of Operating Risk loss events. This structure enables a better understanding of the events, as well as a detailed evaluation of their occurrences by means of inferences about the operational data base.

When determining the regulatory capital for Operating Risk, we use the Loss Distribution Approach methodology (LDA), which comprises the estimate of distribution of severity (loss amount), frequency (number of loss events) and the calculation of VaR (Value at Risk), considering a trust level of 99.9% .

That methodology allows the measuring of the expected loss (EL), not only in compliance with Basel II rules, but also in assistance, with statistical focus, for the establishment of necessary provisions for possible operating losses. The losses not classified as expected (EL), i.e., the unexpected losses (UL) are calculated by the difference obtained between the expected loss and the VaR measure, which will be reflected on future capital allocations.

In addition, a new systemic business platform is under validation process, which will integrate into a single data base, the Operating Risk and Internal Controls information (quantitative and qualitative portion of the risk), and will comprise the requirements set forth by the U.S. Sarbanes-Oxley Act.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indexes of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical evolvement over the past years, with a view to avoiding, or at least, minimizing, occasional losses to institutions, due to higher complexity in operations carried out domestically and internationally.

At Bradesco, market risks are managed through methodologies and models, which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance therewith is daily monitored by an independent area to the portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The volatilities and correlations used by the models are calculated on a statistical basis and used in processes based on future prospects in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

Risk Factors	R$ thousand

	2006				2007

	March	June	September	December	March

Pre-fixed	4,527	15,114	13,402	6,729	13,343
IGP-M	12,038	10,343	7,401	5,865	4,177
IPCA	40,900	40,855	45,753	17,108	37,787
TR	7,223	6,164	4,036	2,292	6,110
Domestic Exchange Coupon	3,410	8,609	745	2,714	467
Foreign Currency	8,331	851	5,734	3,154	420
Variable Income	2,053	2,935	1,198	1,552	2,743
Sovereign/Eurobonds and Treasuries	32,251	41,098	16,998	9,420	20,861
Other	3,413	1,002	250	73	70
Correlated Effect	(50,799)	(41,206)	(18,765)	(15,976)	(18,005)
VaR	63,347	85,765	76,752	32,931	67,973
Average VaR in the Quarter	60,495	71,419	75,632	62,887	55,083
Minimum VaR in the Quarter	44,856	37,556	52,850	32,931	33,700
Maximum VaR in the Quarter	74,138	100,305	107,750	82,635	78,357

Investments abroad protected by hedge operations are not considered in the VaR calculation, since these are strategically managed differently, with amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign securities positions, which are funding-matched.

Besides the follow-up and control via VaR, a Sensitivity Analysis is made daily, which measures the effect on domestic interest rate curve portfolio and exchange coupon curve movement (differential of interest paid above the exchange variation), as well as possible impacts on stress scenarios positions are periodically assessed.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the pre-fixed and foreign exchange positions of the Organization's entire portfolio and of remaining capital requirements.

Management of Internal Controls and Compliance

We are continually developing policies, systems and internal controls to mitigate possible potential losses generated by our risk exposure and strengthen the processes and procedures focused on Corporate Governance. We have also adopted additional methodologies and criteria for identifying, classifying, assessing and monitoring risks and respective controls. The network of dedicated staff and the investments in technology and in personnel training and recycling, together, allow us to assert, with a reasonable degree of certainty, that Organização Bradesco’s internal control and compliance management is effective and is in line with international standards, so as to comply with the requirements set forth by national and foreign regulatory agencies. The Internal Control Area is one of the units of the Risk Management and Compliance Department, and is responsible for preparing and disclosing instructions of a technical nature, criteria and procedures related to internal controls and compliance; that area reports directly to our Chief Executive Officer, and supplies periodical status reports to the Internal Controls and Compliance and Audit Committees and to the Board of Directors.

Among the main items focused on internal control and compliance management, we highlight:

– The internal control structure implemented was built based on the control component and objectives contemplated in the methodology of Committee of Sponsoring Organizations – COSO and on the framework of Control Objectives for Information and related Technology – Cobit, for the Information Technology environments, and adheres to the 13 Basel Internal Control Principles. That structure strengthens the ongoing improvement of the process used to identify and assess controls and mitigate risks, including those related to the preparation of the financial and accounting statements, contemplated in Section 404 of the Sarbanes-Oxley Act;

– Our Compliance Agents are responsible for executing the activities for identification, classification, assessment and monitoring of risks and controls, as well as for performing adherence tests and preparing and implementing action plans, according to models defined by the Internal Control Area;

– SPB Management – Brazilian Payment System has the purpose of ensuring the execution of the messages among the Banks of the Organization and all the entities participating in this system.

The activity is supported by monitoring tools of the Organization’s information systems, combined with the continuous training and professional qualification, with the purpose of ensuring full operationality and availability of the system. Additionally, the Organization has a PCN – Business Continuity Plan for SPB, documented in a specific tool and with corporate access, comprising predefined scenarios and actions, which enable the reduction of systemic unavailability risk. The areas involved in the process also count on a physical environment located in Alphaville, for operational continuity of the SPB processes, in the occurrence of a possible claim (fire, landslide, strike, etc.), in the facilities of the Headquarters or of Nova Central, which hinder the performance of activities. PCN – SPB is continuously tested and the evidences are published in standard reports disclosed in our Corporate Intranet.

– Measures preventing and combating Money “Laundering” observe the best market practices and are based on the policy “Conheça seu Cliente” (Know your Client). Training and awareness programs are exhaustively provided to all employees and the use of technological tools to monitor financial transactions are constantly upgraded, with a view to protecting the Institution and its Management, Stockholders, Clients and Employees, thus avoiding the use of the Organization in transactions or situations which may be directly or indirectly related to crimes preceding the money “laundering”, characterized in Law 9,613/98.

– Information Security Management, consolidated in the Security Policy, is designed to protect client and corporate information. Bradesco Organization has a formal structure, with specific objectives and responsibilities, for defining, maintaining and improving information security in the corporate environment, which is based on the Corporate Information Security Policy and Standards approved by the Executive Information Security Committee. The following policies are adopted in relation to client information:

  Information is collected ethically and legally and with the clients’ awareness, for specific purposes and are duly informed;
  The information received by Bradesco are treated and stored safely and fully, with cryptography methods or digital certification, when applicable;
  The information will only be accessed by persons legally authorized and qualified;
  The information may be available to companies contracted for services rendering, but it is required that such organizations comply with our guidelines for security and privacy of data;
  Clients’ information only will be provided to third parties, by means of previous authorization of the client or to comply with a legal or regulatory requirement;
  The information for the purposes of evaluation of credit, checking and risk management, may only be exchanged with respectable reference sources and clearing services; and
  The information and data included in our records, as well as other requests to ensure legal or contractual rights will only be provided to those interested, by means of formal request, observing the prevailing legal requirements.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly with respect to the establishment of technical limits, with constant assessment of the positions assumed and the financial instruments used.

Capital Risk Management

The Organization's capital risk seeks to optimize the risk to return ratio, in such a way to minimize losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact on the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) in March 2007 – R$ million

Calculation Statement

Calculation Basis	Financial	Total
	Consolidated (1)	Consolidated (2)

Stockholders' Equity	26,029	26,029
Decrease in Tax Credits pursuant to Bacen Resolution 3,059	(79)	(79)
Decrease in deferred assets pursuant to Bacen Resolution 3,444	(19)	(26)
Decrease in gains/losses of mark-to-market adjustments in DPV and derivatives pursuant to
Bacen Resolution 3,444	(263)	(263)
Minority Interest/Other	6	60
Reference Stockholders’ Equity Level I	25,674	25,721
Gains/losses sum of mark-to-market adjustments in DPV and derivatives pursuant to Bacen Resolution 3,444	263	263
Subordinated Debts/Other	9,350	9,551
Reference Stockholders’ Equity Level II	9,813	9,814
Total Reference Stockholders’ Equity (Level I + Level II)	35,487	35,535
Risk-Weighted Assets	199,823	225,789
Capital Adequacy Ratio (%)
• Tier I	12.85	11.39
• Tier II	4.91	4.35

Ratio Variation (in percentage)
Ratio in March 2006	19.04	16.74
Movement in the Reference Stockholders’ Equity:	4.43	3.89
• Net Income for the Period	3.46	3.04
• Interest on Own Capital/Dividends	(1.47)	(1.29)
• Mark-to-Market Adjustment – TVM and Derivatives	0.96	0.85
• Capital Increase through Subscription, Stock Merger and Goodwill	0.81	0.71
• Subordinated Debt	0.67	0.58
Variation in Weighted Assets:	(5.71)	(4.89)
• Securities	(0.84)	(1.64)
• Loan Operations	(1.72)	(1.22)
• Tax Credit	(0.39)	(0.47)
• Risk (Swap, Market, Interest Rate and Foreign Exchange)	(0.72)	(0.57)
• Memorandum Accounts	(0.53)	(0.42)
• Other Assets	(1.51)	(0.57)
Ratio in March 2007	17.76	15.74

(1) Financial companies only.
(2) Financial and non-financial companies.

Loan Policy

The Organization's Loan Policy complies with resolutions of the Board of Executive Officers and Brazilian Central Bank, besides guiding their actions by goals of security, quality, liquidity and diversification in the assets utilization.

In a continuous search to offer agile and profitable business, we apply appropriate methodology directed to each Bradesco’s business segment, as well as guiding the establishment of operating limits and the granting of loan operations.

Within rules and Loan Policy, the Branches maintain their limit values variable, according to the size and guarantees of operations, and the automatic classification is verified against global risk of client / economic group.

The loan proposals pass through an automated system and under parameters in a continuous improvement process, with a view to supplying indispensable subsidies for analysis, granting and follow-up of loans granted, minimizing the risks inherent to loan operations.

For the granting of mass loans, the specialized Credit Scoring systems enable to attain greater agility and reliability, besides the standardization of procedures in the credit analysis and granting processes.

The Executive Loan Committee located at Bradesco's Headquarters aims at joint decision-making processes within its skills referring to consultations about limits or operations proposed by the Branches (Prime, Private, Varejo (Retail) and Empresas (Middle Market)) and by the Departments (Corporate and Exchange), including External Branches, previously analyzed and with opinion of the Loan Department.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the loan granted.

Methodology Used for Loan Portfolio and Client Classification

The credit risk assessment methodology, besides delivering data to establish minimum parameters in the loan granting and risk management, also enables to define special loan policies in view of characteristics and size of client, providing grounds not only for the correct pricing of operations, but also the definition of adequate guarantees according to each situation.

Concerning the internal policy, the risk ratings of Bradesco’s clients are given on a corporate basis and periodically followed up, with a view to preserving the quality of loan portfolio, according to the following levels:

Classification – Corporate

Rating	Bradesco	% Provision	Concept

AA	Excellent	0.0	Premium clients, with size, tradition and market leadership, with excellent reputation and
			economic and financial position.

A	Very good	0.5	Clients with size, sound economic and financial position, operating in markets with good
			prospects and/or potential for expansion.

B	Good	1.0	Clients, which, regardless of size, have a good economic and financial position.

C	Acceptable	3.0	Clients with a satisfactory economic and financial position but with performance sensitive to
			economic scenario variations.

D	Fair	10.0	Clients with economic and financial position in decline or unsatisfactory accounting
			information, under risk management.

E	Deficient	30.0	Loan operations with some expectation of not being paid or in default, classified under the possibility of loss.

F	Bad	50.0

G	Critical	70.0

H	Uncollectible	100.0

In the case of individuals, the risk ratings mentioned above are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, besides standard and past relationship with Bradesco.

Cards

	million

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Cards Base	47.6	50.2	58.0	60.2
Credit	8.6	9.2	13.0	13.9
Debit	37.4	38.2	40.1	40.5
Private Label	1.6	2.8	4.9	5.8
Sales Result – R$	7,847.7	7,388.9	12,328.1	11,824.0
Credit	3,967.4	3,954.0	7,492.0	7,231.6
Debit	3,747.5	3,288.2	4,240.7	3,809.7
Private Label	132.8	146.7	595.4	782.7
Number of Transactions	141.9	135.2	181.7	177.8
Credit	60.5	61.1	86.6	86.4
Debit	79.5	72.2	88.1	81.3
Private Label	1.9	1.9	7.0	10.1

Credit Cards

Bradesco has been increasing its share in the segment, making the most complete line of Cards available in the country. It provides Visa, American Express, Mastercard and Private Label Credit Cards, which stand out for the range of benefits and convenience offered to its associates.

Bradesco launched, in this quarter, the Bill Parceling service, which finances the bill balance from 2 to 12 fixed installments with financial costs specific for each type of Card, increasing the clients’ options for payment of the bill.

In 1Q07, Bradesco increased by 51.1% its Credit Card base in relation to 2006 and the number of transactions climbed 41.4% in relation to the same period of the previous year.

Sales result for 1Q07 reached the amount of R$7,231.6 million, a growth of 82.9% as compared to the same period of 2006, and the average ticket (billing per transaction) increased by 29.3% compared to 1Q06.

Credit Cards Base – million

Credit Cards Sales Result – R$ million

Debit Cards

Bradesco closed 1Q07 with 40.5 million Debit Cards, 6.0% higher than the base in the same period of 2006. The average quantity of transactions per Card grew 6.2% compared to the same period of the previous year, and the total quantity of transactions made by Debit Card in 2007 was 81.3 million, a 12.6% growth compared to the same period of 2006.

In terms of sales results, there was an increase of 15.9% over the same period of 2006. The financial volume reached R$3,809.7 million, versus R$3,288.2 million in 1Q06.

Debit Cards Base – million

Debit Cards Sales Result – R$ million

Private Label Cards

In this market, Bradesco operates in the segments of supermarkets through partnerships with the stores Comper, Carone, Dois Irmãos, G. Barbosa and Coop; in the segment of Retail stores in partnerships with Casas Bahia, LeaderCard and Lojas Esplanada (Grupo Deib Otoch); in the Clothing segment in partnership with Lojas Hering and Luigi Bertolli; and also relies on partnerships with Panvel drugstore chain and Drogasil.

Bradesco ended the quarter of 2007 with 5.8 million Cards, with revenue of R$782.7 million and 10.1 million transactions.

Meal and Food Cards

In partnership with other issuers and Visa International, Bradesco actively participates in the distribution of “Visa Vale” Cards.

The value proposal for this business, besides reducing the operational cost with 100% of the electronic transactions, offers higher security and agility for companies and workers.

Bradesco contributes with a base of 1.3 million Visa Vale Cards in 2007, representing an evolution of 25.4% compared to the same period of 2006. Sales result in the 1st quarter added up to R$465.4 million, a growth of 24.9% compared to the same period of 2006.

Income from Cards

Card services revenue reached, from January to March 2007, R$557 million, with a growth of 59.6% when compared to the same period of 2006, mainly in revenues of commissions on purchases made with Credit and Debit Cards and several fees of services provided to clients which are card holders and affiliated establishments.

From January to March 2007, interest income increased 67.4% compared to the same period of 2006, reaching R$472.6 million.

Credit Card Assets

In 1Q07, Credit Card assets, which include financings to the bearer, advances to establishments and credits for cash purchases and by installments, increased by 98.9% compared to the same period in 2006, ending the quarter with R$9,172.1 million.

Credit Card Assets – R$ million

Operating Risk

The Card Department, jointly with the Risk Management and Compliance Department, has been working continuously towards identifying the operating risks with the purpose of knowing the expected, unexpected, VaR and TVaR losses per type of Credit Card, determining actions that might mitigate risks. These actions comply with the guidelines from the New Basel Capital Accord (Basel II) and from Local Regulatory Bodies for purposes of allocating capital for Operating Risk, since we understand they constitute a competitive advantage with the market and add value to stockholders.

Social-environmental Responsibility

Since 1993, Bradesco Cartões promotes social-environmental and humanitarian actions, transferring to philanthropic entities part of the annual fees of Cards. It is worth to point out the issuance of SOS Mata Atlântica, AACD, APAE and Casas André Luiz Cards, transferring in 1Q07 the amount of R$1.4 million.

International Area

The International Area operates under the following framework:

7 Units Abroad (Branches and Subsidiaries)

Branches:

New York	– Bradesco
Grand Cayman	– Bradesco
Nassau	– Boavista

Subsidiaries:

Buenos Aires	– Banco Bradesco Argentina S.A.
Luxembourg	– Banco Bradesco Luxembourg S.A.
Tokyo	– Bradesco Services Co., Ltd.
Grand Cayman	– Cidade Capital Markets Ltd.

12 Operating Units in Brazil

Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo and Vitória. There are also 7 other service branches located in Belém, Brasília, Franca, Guarulhos, Ribeirão Preto, Santos and Sorocaba.

In addition to this geography, it is important to point out that in the other cities of the country, the International Area is represented by the business units of Bradesco Corporate, Middle Market and Retail segments, as to the prospection of businesses and opportunities for clients or potential clients, reporting to the closest exchange unit.

It is important to point out yet again the support given by the Bradesco Organization (here represented by the International Area) to the country’s constant search for an ever greater share of the worldwide foreign trade flow.

The figures obtained in this 1st quarter of 2007 bear witness to this statement.

Export Market

The volume of export contracts closed through mediation of Bradesco’s International Area amounted to US$8.9 billion in the 1st quarter of 2007, surpassing by 15.7% the volume recorded in the same period of 2006, when approximately US$7.7 billion were contracted.

It is worth pointing out the record mark obtained in March in the closing of export exchange contracts, of US$3.6 billion, surpassing by 12.5% the previous record registered in November 2006.

The market share in the period was 20.1% .

Financings to Brazilian Exports

Total financing carried out in the 1st quarter reached the mark of US$2.9 billion, surpassing by 11.5% the amount of US$ 2.6 billion in the same period of 2006.

Import Market

In this segment, the performance computed in the first three months of 2007 was superior than that of 1Q06.

Import exchange closings reached the significant amount of US$3.8 billion, surpassing by 38.7% the performance obtained in the same period of 2006, which was US$2.7 billion, whereas the market grew by only 22.8% .

As a result of that performance, the market share recorded in this market in the 1st quarter was 16.6%, which represents the best mark obtained by Bradesco so far.

Financings to Brazilian Imports

The amount financed by Bradesco in the quarter ended reached the exceptional amount of US$485.7 million, accounting for an evolution of approximately 332.1% when compared to the US$112.4 million allocated to financings in the same period of 2006.

Volume of Foreign Currency Trade – US$ billion

Export Market

Import Market

At the end of the 1st quarter of 2007, the International Area showed, in its asset portfolio, the significant balance of US$9.4 billion, taking into consideration the totals of Financings to Export and Import, International Guarantees granted, including Confirmed Export Letters of Credit, Loans to Brazilian companies headquartered abroad and Committed Lines.

The evolution showed in the Assets Portfolio was 60.3% when compared to 1Q06, when the balance was US$5.8 billion.

Analytically, the following table demonstrates the balances of the several products in dollars and in reais on the reference dates of 3.31.2006 and 3.31.2007.

Foreign Trade Portfolio	March 2006		March 2007

	US$ million	R$ million	US$ million	R$ million

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	1,966.6	4,272.2	2,128.6	4,362.8
Advance on Foreign Exchange Contracts – Delivered Bills	654.3	1,421.4	745.7	1,528.4
Export Prepayments	1,425.4	3,096.6	2,392.6	4,905.8
Onlending of Funds Borrowed from BNDES/EXIM	531.6	1,154.8	1,138.9	2,334.3
Exports Credit Note/Certificate – NCE/CCE	110.9	240.9	196.9	403.6
Documentary Drafts and Bills of Exchange in Foreign Currency	4.7	10.2	3.0	6.2
Indirect Exports	–	–	8.0	16.5
Total Export Financing	4,693.5	10,196.1	6,613.7	13,557.6

Import Financing
Foreign Currency	284.6	618.2	520.3	1,066.5
Imports Draft Discounted	110.4	239.8	378.1	775.3
Open Import Credit	72.3	157.1	119.7	245.4
Total Import Financing	467.3	1,015.1	1,018.1	2,087.2

Collateral
Foreign Collateral Provided	380.0	825.6	546.0	1,119.1
Total Foreign Collateral Provided	380.0	825.6	546.0	1,119.1

Total Foreign Trade Portfolio	5,540.8	12,036.8	8,177.8	16,763.9

Loans via Branches Abroad	297.8	647.0	506.8	1,039.1
Committed Lines	–	–	675.9	1,385.4

Overall Total	5,838.6	12,683.8	9,360.5	19,188.4

With the clear purpose of intensively supporting companies operating in the foreign trade, and, mainly, those intending to enter this market, Bradesco, through its International Area, is investing in the expansion of its structure, through exchange platforms to be installed in the main export centers of the country. These platforms, added to the 3 platforms already installed with the segment Bradesco Empresas, reinforce the synergy in the prospect of new clients, as well as in the increment to business with existing clients.

It is also worth pointing out that Bradesco already uses a digital certification system for foreign exchange contracts, allowing the customer to sign them electronically. That, besides making the transactions easier, speeds up the exchange operation contracting flow, reduces costs and operating risks.

The funding for the foreign trade financing is obtained with the international financial community, by means of credit lines from correspondent banks abroad. At the end of the 1st quarter of 2007, 73 banks, especially U.S., European and Asian Banks had extended credit lines to Bradesco.

The spreads paid by Bradesco in these fundings were, throughout the 1st quarter of 2007, between 10 and 18 basis points above Libor for a period between 180 and 360 days. It is important to point out that this spread level had never been recorded in fundings performed by Brazilian banks.

It is worth recording that in addition to traditional funding with correspondent banks, aimed at financing the Brazilian foreign trade, in 1Q04 Bradesco Organization raised the amount of US$266.4 million in the international capital markets through long and medium-term public and private placements. These funds were also allocated to the financing of the foreign trade and to working capital loans.

The following table lists the outstanding operations on the reference date March 2007:

Foreign Public Issuances – Outstanding – Reference Date: March 2007 (Amounts exceeding US$50.0 million)

Issuances	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150.0	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17,500.0	4.25.2002	4.17.2012
Subordinated Debt	US$	500.0	10.24.2003	10.24.2013
Subordinated Debt (US$ 275.9 million)	Euro	225.0	4.15.2004	4.15.2014
FIRN	US$	125.0	12.11.2004	12.11.2014
FIRN	US$	100.0	8.8.2005	8.4.2015
FxRN – BRL (US$225.9 million)	R$	577.7	12.10.2004	12.10.2007
FxRN – BRL (US$100.0 million)	R$	226.8	10.3.2005	1.4.2010
FxRN	US$	100.0	2.10.2005	1.2.2008
FxRN	US$	200.0	3.23.2007	4.1.2008
FxRN – Fungible Notes	US$	50.0	2.2.2007	1.2.2008
Securitization MT 100 – Series 2003-1 – Fixed (1)	US$	146.9	8.20.2003	8.20.2010
Securitization MT 100 – Series 2004-1 – Fixed (1)	US$	92.0	7.28.2004	8.20.2012
Perpetual Securities (2)	US$	300.0	6.3.2005	Perpetual

Public Issuance	US$	2,533.6
Private Issuance	US$	335.2
Overall Total (equivalent in US$)	US$	2,868.8

(1) International Diversified Payment Rights Company.
(2) Perpetual Non-cumulative Junior Subordinated Securities.

The main activity of the agencies and subsidiaries abroad is the support to financing of the Brazilian foreign trade, as well as funding with the international financial community and Brazilian companies with units abroad.

The main goal of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking clients, as well as to increase foreign trade operations.

The following table shows the book balances of assets and stockholders’ equity of the units abroad on the reference dates of 3.31.2006 and 3.31.2007:

Foreign Branches and Subsidiaries	US$ million

	March 2006		March 2007

	Total	Stockholders’	Total	Stockholders’
	Assets	Equity	Assets	Equity

Bradesco New York	1,231.6	152.2	1,276.1	162.3
Bradesco Grand Cayman	8,413.4	2,646.6	10,596.9	3,848.7
Boavista Nassau	10.5	8.5	8.9	8.9
Cidade Capital Markets Ltd. – Grand Cayman	32.6	32.6	34.5	34.5
Bradesco Services Co., Ltd. – Tokyo	0.5	0.5	0.4	0.4
Banco Bradesco Argentina S.A.	18.8	16.6	20.2	16.7
Banco Bradesco Luxembourg S.A.	420.4	138.6	511.5	145.6
Total	10,127.8	2,995.6	12,448.5	4,217.1

Investment Bank (BBI)

With the firm purpose of consolidating, giving focus and developing new niches in the activities linked to the domestic and foreign capital markets, Bradesco incorporated, in February 2006, Banco Bradesco BBI S.A., an investment bank whose mission is to operate its areas of Capital Markets, Mergers and Acquisitions, Project Financing, Structured Operations, Treasury, Bradesco Private, Bradesco Securities, BRAM – Asset Management and Bradesco Corretora de Títulos e Valores Mobiliários. Among other duties, it will develop the businesses of structuring, originating, distributing and managing the clients’ assets, flows and financial inventories.

Capital Markets

During 1Q07, BBI coordinated important stock and debentures transactions, which amounted to R$5.38 billion. That volume represents 39.13% of the total amount of stocks issues, stocks deposit certificates, debentures and promissory notes recorded by the Brazilian Securities and Exchange Commission (CVM) in the same period.

Among the transactions we took part in, we can highlight the public offerings of stocks of JBS S.A., in the amount of R$1.60 billion, of PDG Realty S.A. Empreendimentos e Participações, in the amount of R$724.5 million, of Camargo Corrêa Desenvolvimento Imobiliário S.A., in the amount of R$600.2 million, the stock deposit certificate of Anhanguera Educacional Participações S.A., in the amount of R$512.3 million, and we participated as lead managers in the public offering of debentures of Even Construtora e Incorporadora S.A., in the amount of R$50.0 million.

In addition to the local market, BBI also operates in the international capital markets, originating, structuring debt transactions (commercial papers, notes and bonds) for placement with foreign investors. Among the operations we took part in, we highlight CVRD’s bond in the total amount of US$3.75 billion, and the Minerva Overseas Ltd. bond, in the amount of US$150 million, with the subsequent reopening in a further US$50 million.

Mergers and Acquisitions

BBI is also is responsible for financial advisory services in mergers, acquisitions, spin-offs, joint ventures, corporate restructuring and privatization.

In 1Q07, provided advisory services in two important operations: the acquisition of Banco BMC S.A. by Banco Bradesco S.A., and the acquisition of the sugar and alcohol businesses of Grupo Tavares de Mello by Louis Dreyfus Commodities Bioenergia S.A.

Project Financing

BBI has a solid track record playing the role of financial advisor and structurer for several greenfield projects in the Project and Corporate Finance categories. It operates in the most important sectors of the economy and has an excellent relationship with several different promotion agencies, such as BNDES, BID and IFC, as well as with export credit agencies (ECAs).

Structured Operations

The Structured Operations area develops structures used to segregate credit risks, through securitization, using Special Purpose Entities (SPEs), Loan Grants with shared risk, Credit Right Investment Funds (FIDCs), Certificates of Real Estate Receivables (CRIs) and Medium and Long-term Financing Structuring, based on receivables and/or other collaterals.

In addition, this area is capable of structuring models of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees, which minimize the risks of each transaction, and seeking solutions with the purpose of meeting the specific needs of the companies, such as decrease in the use of working capital, increase in liquidity, optimization of the financial and tax costs, demobilization, and structured financings. It coordinates syndicated loan processes, including the extension of debts, which can be refinanced, structured by the commercial Bank or by third parties.

Within this context, it creates efficient solutions of specific structures focused on the financing and the execution of acquisition finance operations, highlighting, in this 1Q, the acquisition finance of Companhia Açucareira Vale do Rosário, in the amount of R$1.30 billion.

Treasury

BBI develops Treasury solutions to meet the companies’ requirements, such as: solutions for balance mismatches, counseling for operations involving the financial market scenarios, and purchase and sale of assets.

Cash Management Solutions

Cash management solutions are structured by an area composed of experts who conduct analysis and implementation of customized, parameterized and converging solutions, taking into account the company, its suppliers, its clients, employees, and stakeholders, conditioned to the needs of cash management of the companies, maximizing results in the mutual view of businesses offered and operated with clients, with a technological synergy of the products and channels involved.

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco's online Collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their Accounts Receivable management needs.

As a result of these features, Bradesco Collection is the market leader, generating other business opportunities for the Organization.

Tax Payment and Collections

Developed based on high standards of efficiency and quality, Bradesco's tax payment and collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions.

On the other hand, they effectively interact with the different Government Departments in the federal, state and local scope and with Public Utility concessionaires. These are emphasized for the speed and security in processed information and amounts collected.

Payment Solutions

Pag-For (Suppliers Payment), Bradesco Net Empresa and PTRB (Electronic Payment of Taxes)

Based on the same efficiency commitment, Bradesco's payment solutions available via Net Empresa, Pag-For and PTRB products, meet all clients’ needs, enabling supplier payments, tax settlements and wire transfers, via online or through the transmission of files with speed and security.

In the 1st quarter of 2007, payment solutions accounted for R$154.8 billion, corresponding to 38.7 million payment transactions, enabling the management of Accounts Payable of more than 420 thousand companies.

Corporate Solutions

Bradesco Digital Certificate

Attentive to the market trends, Bradesco is accredited as Register Authority to issue the Digital Certificate, which is an electronic identification document ensuring integrity, authenticity and the irreversibility of any transaction or message, assisting to maintain the confidential data protected, in addition to allowing documents storage.

Bradesco Digital Certificate is legally valid and is digitally signed by a Certifying Authority, and may be used for documents digital signature.

Government Authority Solutions

The activities of the Government Authority area comprise a specialized service to entities and bodies of the Executive, Legislative and Judiciary Branches, within the federal, state and municipal scopes, in addition to Independent Governmental Agencies, Public Foundations, Government and Mixed Companies, Armed Forces (Army, Navy and Air Force) and Auxiliary Forces (Federal, Military and Civil Police), identifying business opportunities and structuring customized solutions, also counting on a portal on the Internet (www.bradescopoderpublico.com.br), aiming at conquering new clients, strengthening relationships, and establishing a consolidated presence before the Public Authorities.

The website presents Corporate Solutions for Payments, Receipts, HR and Treasury to Governments, and has an exclusive place for Public Servants and Military Policemen, with all the products and services Bradesco makes available for these clients.

Statistical Data

	R$ billion

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Receipt Solutions (1)	241.5	233.9	272.3	264.7
Payment Solutions	124.6	121.9	155.6	154.8
Total	366.1	355.8	427.9	419.5
Taxes	30.6	29.9	35.9	34.6
Water, Electricity, Telephone and Gas	5.8	5.8	5.7	6.7
Social Security Payments (2)	8.0	6.1	8.2	7.2
Total Public Sector (*)	44.4	41.8	49.8	48.5

	Number of Transactions – million

	2005	2006		2007

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Receipt Solutions (1)	228.6	227.3	273.5	264.6
Payment Solutions	34.1	32.9	39.2	38.7
Total	262.7	260.2	312.7	303.3
Taxes	17.4	22.0	19.5	25.1
Water, Electricity, Telephone and Gas	37.7	39.2	48.2	49.5
Social Security Payments (2)	13.2	13.2	14.3	14.8
Total Public Sector (*)	68.3	74.4	82.0	89.4

(1) Total movement (funding, write-offs, credits etc.).
(2) Total of beneficiaries: more than 4.740 million retirees and pensioners (corresponds to 19.26% of the population subject to INSS).
(*) Includes public and privatized utility service concessionaires:
     Payments by means of automatic debit
     12.735 million – 1Q06
     12.728 million – 1Q05

Growth – Receipt and Payment Solutions

Growth – Public Sector

Qualified Services to the Capital Markets

Bradesco is one of main suppliers of Qualified Services for the Capital Markets. By means of modern infrastructure and specialized team, Bradesco proposes innovative solutions, expanding services options and generating operating flexibility to its clients.

Our services:

– Assets Bookkeeping

In this segment, Bradesco offers Bookkeeping Services for Stocks, Debentures, Investment Fund Quotas and Brazilian Depositary Receipt – BDR. We point out the participation of Bradesco as the Depository Financial Institution of the Companies’ Stocks, in the going public operations – Public Offering of Stocks (IPO), whose market share was 45% share among the operations structured in 1Q07. In the operations of issuance of debentures we reached a 100% market share, with volume of issuances in the amount of R$567.3 million.

Main Indicators in 1Q07:

Book-Entry Stocks	188 Companies, with market value of R$483.8 billion, combining more than 2.5 million stockholders.
Book-Entry Debentures	54 Companies with 75 issues, totalizing an amount of R$65.7 billion.
Book-Entry Quotas	54 Closed Funds, with restated amount of R$5.9 billion.
Brazilian Depositary Receipt – BDR	2 Programs, with market value of R$224.6 million.

Investors have access to Bradesco’s branch network, besides the online access, via Internet Banking, related to their positions under custody at Bradesco and CBLC (Brazilian Clearing and Depositary Corporation).

Custody, Controllership and Asset Management

Targeted at Companies, Assets, Foundations, Insurance Companies and Private Pension Plan Entities, the provision of service for this segment has continuously grown. Part of this growth may be verified in the evolution graphic of Assets under Custody, whose increase was 17% in the 1st quarter.

Main Indicators in 1Q07:

Custody	R$324.7 billion in assets under custody (Funds, Portfolios, DRs and Receivable Funds).
Controllership	R$319.8 billion distributed in 950 Investment Funds and Portfolios under Management.
Depositary Receipt – DR	R$72.4 billion in 9 Programs.

Assets under Custody Growth – R$ billion

Business Processes

Ombudsman Area

Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985, the service “Alô Bradesco” (Hello Bradesco), which was the first financial market communication channel for suggestions and complaints, five years prior to the launching of Consumer Defense Code. This channel contributed to enhance these relations and has been an important strategic tool for relations transparency.

We implemented the Ombudsman area, dealing with all manifestations, whether these stem from “Alô Bradesco” service, which answers by phone and e-mail, or those deriving from Brazilian Central Bank, Procon (Consumer Protection Agency) and Press. It is incumbent upon the Ombudsman to manage these manifestations, follow-up term and quality of answers offered, provide the managers of products, services and processes with updated information so that they can learn from these warnings received and anticipate compatible solutions with needs and demands of our clients.

Quality Management – NBR ISO 9001:2000 Certifications

To successfully conduct and operate an organization it is necessary to direct it and control it in a transparent and systematic manner. The success may result in the implementation and maintenance of a management system.

The Organization counts on a group of highly qualified professionals, responsible for the methodology definition of Bradesco Quality Management System (SGQB) and implementation process management.

Bradesco Quality Management System has as purpose to continuously improve the performance of processes, taking into consideration, at the same time, the needs of all interested parties. By means of SGQB, the Premises show their capacity to provide products/services that meet the client’s requirements and the applicable regulatory requirements, aiming to increase the client’s satisfaction.

Bradesco Organization, in the permanent search to provide its clients and users with the easiness and commodity that only a Complete Bank can offer, reached this acknowledgement in 185 processes certified in NBR ISO 9001:2000 related to Products and Services.

The ISO 9001:2000 certifications are formal evidences that all the activities related to the quality of the product or service certified were planned, implemented and controlled according to an international acknowledgment rule.

Accordingly, the certifications are important competitiveness instruments ensured only to companies that show their commitment to quality.

The ISO 9001:2000 certifications motivate the Organization to advance in the quality management practices, thus adopting the Excellence Criteria –Worldwide Class, which, undoubtedly represent a great differential in business management, as well as they highly contribute to issues of sustainability and corporate governance.

Protection Seal and Data Privacy – GoodPriv@cy

GoodPriv@cy – Data Protection and Privacy Seal – is a standard established internationally, comprising requirements for the management of data protection and privacy at the organizations.

Bradesco Data Protection Management System has as purpose to standardize data protection management at Bradesco Organization and minimize risks related to violation in data protection and failures in information security, by means of the compliance with the legal and internal requirements and the continuous improvement of data protection and privacy processes.

As Bradesco Organization is a pioneer in technological innovation, it constantly invests in IT, concerning about information security in all levels, establishing procedures in the ethical treatment of personal data collected for any purpose, including the establishment of Information Security Corporate Rules and Policy. The certifications show this practice and reassure the Organization’s permanent concern about data protection of its clients and users.

At present, Bradesco Organization has 15 certifications:

– Fax Fácil

– Fone Fácil

– Home Broker

– Internet Banking

– Private

– Custody – Liabilities Dockets

– Custody – Assets Dockets

– Custody – Report Data Privacy

– WebTA – File Transference

– NetEmpresa

– Shopcredit

– Electronic Commerce – Individuals

– Electronic Commerce – Corporate

– Cards

– Password Privacy Management

Methodology for Mapping and Documentation Processes

This is a corporate methodology whose goal is to enable the Bank’s Departments to map and document the product and service processes it manages, in a systematized and standardized manner.

The result of the documentation is stored in a specific Corporate Database, from which the documentation requested is provided concomitantly, in order to comply with:

– Activity-Based Costing System – ABC;

– Bradesco Quality Management System – NBR ISO 9001:2000;

– Internal Controls and Compliance;

– the Section 404 of the Sarbanes-Oxley Act; and

– Ongoing Improvement of Processes.

The methodology establishes a standardized document structure, which is adopted by the Departments and allows an overview of processes from products/services, as follows:

– Organization Chart;

– Product and Service Tree;

– Context Diagram;

– Process Macro Vision;

– Process Flow; and

– Activity Detailing.

The structure defined for the methodology, combined with the information on products and services, effectively allows the analysis and diagnosis for the development of operations aimed at improving processes and complying with the requirements of the management systems.

Activity-Based Costing – ABC

Designed to support the Bank in its actions to improve processes and optimize production resources, such as practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System – ABC, which measures the cost and performance of its activities, resources and cost centers.

Thus, the knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We stress that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; support to qualification studies and negotiation of bank fees; subsidy to product, unit and client profitability systems; support to studies concerning outsourcing, incorporation and equipment sharing; as well as support to cost rationalization studies.

Activity-Based Management Program

Seeking to explore the potential applications of the information base of the “Activity-Based Cost”, we are to adopt a Cost Management model by means of the “Activity-Based Management” – ABM, which will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Accordingly, as processes are improved, operating performances can be seamlessly integrated with Bradesco's strategic goals, to create and/or sustain Bradesco's competitive advantages and add value both for clients and stockholders.

Thus, the future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as support their strategic gearing.

Integrated Management System – ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improving results, as well as extending its capacity to manage the Organization's resources, Bradesco adopts one of the most modern concepts for integrating organizational processes, using SAP's Integrated Management System, mySAP Business Suite solution.

This system’s implementation represents an innovation in the treatment of the value chain supporting Bradesco's financial industry, comprising analyses dimensions focused on Processes, People, Organizational Structure and Technology.

Initially, the system will integrate processes in the Human Resources, Training, Material and Service Purchases, Accounts Payable, Physical and Fiscal Receiving, Fixed Assets and Accounting, in addition to the Availability Control process, for the effective follow-up of the Bank’s administrative expenses.

Currently, the processes of Works Management, Maintenance Management, Currency Management, Real Estate Management, Supplies Management (Auction and Electronic Quotation), Banking Accounting and Consolidation of Financial Statements are being implemented.

The adoption of the Integrated Management Systems by the areas integrated through this technology allowed them to renew processes and review organizational structures and nearly 79 thousand system users will be qualified via presence and e-learning training.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, agile decision-making, secure data processing, as well as decreased operating costs and increased productivity. These factors are crucial for the Organization's growth, especially in view of current fierce competition in the financial area, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Acknowledgments

Bradesco was chosen by Global Finance magazine, specialized in international finance, as the institution with the best quality treasury operations in Latin America, in the Best Provider of Money Market Funds category.

Bradesco is the Latin American brand with the highest value in the financial sector, according to the ranking prepared by the Brand Finance consulting company and published in a special insert of América Economia magazine.

Bradesco’s Investor Relations website was acknowledged as the best in Latin America in the financial disclosure category, in the 2007 edition of the IR Global Rankings promoted by MZ Consult, a company specializing in market communication.

Bradesco closed the round of disclosure of bank balance sheets referring to 2006 in the leadership, according to the general bank ranking elaborated by the Austin Ratings consulting company, published in the main Brazilian newspapers.

Bradesco’s stock is the only one in the financial sector to be part of a selected list of recommendations prepared by Exame magazine and published in its special 2007 issue “Onde Investir”

Bradesco is the only bank to reach the highest score, 100%, in the evaluation of customer service centers of banks and cards, conducted by National Institute of Metrology, Standardization and Industrial Quality (Inmetro). The research result was broadcast on the TV program Fantástico, on Globo TV station.

Grupo Bradesco de Seguros e Previdência was the highlight in the 2007 Segurador Brasil award, and the winner in the Best Global Performance category. Bradesco Vida e Previdência was acknowledged in the Best Performance in Private Pension Plan category. Bradesco Auto/RE was awarded the Best Performance in Residential Risks, and Bradesco Capitalização received the Desbravadores trophy and the Segurador Ambiental trophy, with the Pé Quente Bradesco SOS Mata Atlântica certificated savings plan. The award is promoted by the Segurador Brasil magazine.

6 - Social-environmental Responsibility

Bradesco Organization and the Social-environmental Responsibility

Bradesco believes that successful companies are those that generate good results for all the community, adopting long-term policies whose purpose is to foment the country’s sustainable development and the better wealth distribution. The Organization also understands that environmental preservation and social inclusion are great challenges of the modern world, crucial for the human development and for the corporate continuity.

In conformity with these premises, Bradesco consolidates its social-environmental policy, showing concern about sustainable development, respect to the ecosystems and human dignity, also undertaking to disseminate, along with its clients, a culture based on actions of social-environmental responsibility.

The entire Bradesco Organization’s Social-environmental Responsibility Corporate Policy is available at the website www.bradesco.com.br/rsa. Its purpose is:

– to search for convergence of its business goals with social-environmental responsibility aspects;

– to develop and sell products and services that respect the social-environmental awareness spirit;

– to encourage partnerships, supports and cooperation with governmental entities, NGOs and market entities;

– to choose suppliers and service providers who are engaged in practicing social-environmental responsibility;

– to maintain and promote an ethical and transparent posture on all levels of activities;

– to ensure conformity of the applicable legislation with the social-environmental issues;

– to adopt responsible policies of loan concession to clients;

– to stipulate, for borrowers of funds the obligation to maintain an action plan of risk mitigation;

– to adopt internal policies with a view to rationalizing the use of non-renewable/resources;

– to promote awareness and provide training to employees, and guide service providers through social-environmental issues;

– to make all efforts for the society to share globalization benefits, by means of a more inclusive and equal market;

– to defend social justice principles and human rights;

– to support the education of children and youngsters, as well as the professionalization of youngsters and adults;

– to adopt internal policies of diversity valuation;

– to propagate, value and support projects targeted at the practice of sport activities in the communities;

– to develop, implement and maintain a social-environmental management system; and

– to disclose its achievements by means of the Sustainability Report.

2006 Sustainability Report

Launched in March, the Report presents an overview of the Organization’s actions in economic-financial, environmental and social areas, disseminating, among the stakeholders, the practices and concepts applied in Bradesco on a daily basis. Thus, the publication also intends to show the Organization’s stakeholders effective ways to contribute to the consolidation of a sustainable business network, based on ethics, respect, transparency and shared responsibility.

With the goal of offering an even more transparent account rendering to the Organization’s stakeholders, the 2006 Sustainability Report adopts the indicators and guidelines suggested by the Global Reporting Initiative (GRI). The publication is available at Bradesco’s Social-environmental Responsibility website: www.bradesco.com.br/rsa.

Equator Principles

Since 2004, Bradesco is a signatory of the Equator Principles, a set of social-environmental measures based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of infrastructure projects under the Project Finance category.

In July 2006, Bradesco ratified its adhesion to the new version of Equator Principles, which comprises all project financings – new or expansion ones, including its assistance, with total capital cost higher or equal to US$10 million. The adoption of these principles is voluntary, with no dependence or support of IFC or the World Bank. Thus, the institutions which will adopt them must take them as basis for the development of practices and internal and individual credit granting policies.

In 2006, 11 projects evaluated by Bradesco were in accordance with criteria set forth by the Equator Principles.

Global Compact

Aligned with its corporate responsibility guidelines, Bradesco, in November 2005, adhered to the Global Compact principles, assuming the commitment to promote actions to contribute for the development of an inclusive and sustainable economy, increasing its performance within the social-environmental scope.

With ten main principles, based on the defense of human and labor rights, environmental protection and fight against corruption, the Global Compact is a result of an invitation made by the United Nations (UN), at the World Economic Forum in Davos, in January 1999, to companies, NGOs and other governmental and civil entities, to follow and disclose its principles.

Millennium Development Goals

Bradesco also supports the Millennium Development Goals (MDGs), a commitment executed in 2000 by 191 countries members of the UN, which seeks sustainability and the improvement of the quality of life throughout the world. Even though the initiative is executed by governments, the successful achievement of these Goals depends on society as a whole and, specially, on the business sector.

ISE – Corporate Sustainability Index

On November 2006, Bradesco started integrating the Corporate Sustainability Index (ISE) new portfolio of the São Paulo Stock Exchange (Bovespa). ISE is comprised of stocks issued by companies which have a high level of commitment to sustainability and social responsibility.

The Sustainability Study Center of the São Paulo School of Business Administration of Fundação Getulio Vargas (FGV-Eaesp) was contracted to evaluate the performance of the companies eligible to ISE. For that purpose, a questionnaire was developed with the triple bottom line concept, which comprises the evaluation of economic, social and environmental elements in an integrated way.

The choice of Bradesco’s common and preferred stocks to comprise ISE strengthens the Organization’s commitment to the good corporate governance practices in the relationship with stockholders, clients, investors, employees and the general public.

DJSI – Dow Jones Sustainability World Index

In September 2006, Banco Bradesco started taking part in the selected group which comprises the Dow Jones Sustainability World Index (DJSI) portfolio. Currently, DJSI is comprised of 318 companies that materially demonstrate having corporate sustainability rooted in their initiatives, practices and business management.

Launch of the English and Spanish versions of the Social-environmental Responsibility website

With a view to attending all its stakeholders in Brazil and abroad, Bradesco launched English and Spanish versions of its Social-environmental Responsibility website. Besides Bovespa, Bradesco’s shares are also currently traded in New York and Madrid Stock Exchanges. Thus, the website is an important tool for building an increasingly positive relationship between the Bank and the market.

Launched in September 2006, the Social-environmental Responsibility website is a result of months of work and of the effective interaction among several areas, departments and suppliers. It brings a detailed outlook of the Organization’s operation in all the segments of the social-environmental responsibility, showing a Bradesco beyond leadership, pioneer in technology and innovation in the offer of products, services and financial solutions.

Creation of the Programa EcoFinanciamento de Veículos Bradesco (Vehicle EcoFinancing Program)

Through a new partnership entered into with Fundação SOS Mata Atlântica, Bradesco created the EcoFinanciamento de Veículos ( Vehicle EcoFinancing) Program. The initiative contributes for the development of Florestas do Futuro (Forests of the Future) program, aimed at the recovery of riparian forest areas in the Atlantic Rainforest. For each vehicle financed, by means of CDC or Leasing, tree seedlings are planted, aiming at reducing the effects of carbon emission in the atmosphere.

Implemented by Fundação SOS Mata Atlântica in 2004, the Florestas do Futuro Program aims at the reforestation of areas that used to integrate the Atlantic Rainforest zone in the past. Since its creation, more than 455 thousand of native tree seedlings have been planted. The areas of Bradesco Capitalization and Cards are also partners of SOS Mata Atlântica in similar projects, reaffirming Bradesco’s vocation of contributing permanently for the Brazilian economical, environmental and social potentials, in a balanced and responsible manner.

Bradesco Suppliers Meeting

In 2006, Bradesco carried out two events with representatives of more than 100 suppliers of products and services from several different segments – from furniture to security companies – in order to disseminate the Organization’s commitment to the adoption of actions linked to social-environmental responsibility.

The commitment of suppliers to the adoption of social-environmental guidelines determined by Bradesco is a determining factor for contracting new suppliers and in the continuity of existing contracts. New events will be carried out semiannually. Bradesco’s target is to reach, in two years, all the Bank’s 1.5 thousand suppliers. The next event will be carried out in May.

Bovespa’s Social Stock Exchange Program

Aiming at the social inclusion, Bradesco collaborates with the Social Stock Exchange Program. The purpose of the initiative, launched in 2003 by BOVESPA and its brokers, is put together representatives of the Third Sector that need financial resources for its projects and investors willing to provide these resources. The program was acknowledged by UNESCO – United Nations Educational, Scientific and Cultural Organization – as the first one in the world.

ISO 14001 and OHSAS 18001 Certifications

Bradesco was the first financial institution in Brazil to receive the ISO 14001 and OHSAS 18001 certifications. The unit certified was the building on Avenida Paulista, in the city of São Paulo. This is a 12-story building with four basements totally refurbished and adapted, aiming at complying with all the specifications and rules required for the referred certificates.

ISO 14001 is a rule internationally accepted which defines the requirements for establishment and operation of an Environmental Management System. OHSAS 18001 defines the requirements for an Occupational Safety and Health Management System.

Bradesco’s Contribution to Preserve the Environment

Aware of the need to maintain its adequate facilities, without disregarding the environmental aspects, Bradesco has adopted practical measures that contribute to environmental preservation.

The Organization permanently seeks to apply new technologies minimizing the impact on ecosystems. It also seeks the contracted companies’ commitment to the Bank’s goals, as well as the ongoing awareness of our staff in pursuit of eco-efficiency.

1) Program for the Neutralization of Carbon Emissions

With a view to neutralizing the carbon emissions, Bradesco was the first bank to launch a measurement program of its direct and indirect participation in carbon dioxide (CO2) emission in the atmosphere. The proposal is that all Bradesco’s business chain –including clients, suppliers and other stakeholders – takes part in this effort in the medium term.

Initially, the environmental impact caused by the Organization will be offset by the planting of 37.2 thousand trees (in partnership with SOS Mata Atlântica), by the purchase of carbon credits or by entering into partnerships to generate carbon credits.

On the first stage of the program, a survey of all the greenhouse effect gas emissions (GEE) referring to operations at Cidade de Deus – Bradesco’s headquarters, in Osasco (SP) – was carried out, calculated in accordance with GHG Protocol methodology and ISO 14064. In 2007, the Organization will increase the inventory scope of GEE emissions.

2) Resources Consumption Rationalization

With a view to rationing electricity and water consumption, Bradesco maintains an area to manage the consumption of these strategic resources. Its attributions consist of managing agreements of demand for electricity with the concessionaires and permanent research of efficient and intelligent new technologies for the equipment, observing the environment preservation policy.

Bradesco has invested in the Branches Network awareness about the issue, by indicating consumption targets for each unit - based on size, quantity of equipment installed and headcount –as well as release of articles about the rational use of electricity and water.

a. Electricity

Timing machines were installed in the Branches for the automatic turning-off of lights, allowing an easy utilization in scheduled hours. Turning off the ligths in non-used areas and using natural light have been encouraged.

Similar care is adopted in the acquisition and installation of air-conditioning systems, such as thermo-accumulation devices, which reduce the energy consumption in peak hours. The employees are guided towards optimizing the use of lifts, air conditioning and other energy consuming equipment.

In addition, in 200 lampposts installed on the streets of Cidade de Deus, 80% of 255 mercury lamps were replaced by sodium steam lamps. During the last 3 years, approximately 30 thousand 40 Watts lamps have been replaced by 32 Watts, reducing energy consumption, without losing lighting efficiency.

b. Water

Same concern is expressed as to the rational use of water. Thus, our Premises are periodically guided concerning the monthly follow-up of consumption and maintenance aiming at correcting possible leakage in valves, flushing and faucets. Technical measures contributing to the water consumption reduction have been adopted, such as the replacement of mechanical faucets with automatic ones for use on the headquarters’ premises.

The adequate garden watering, observing the best hour and periodicity, has also been deserving attention. There is a feasibility study related to the reuse of water that comes from the partial sewage treatment generated at the headquarters, with the purpose of watering and usage in the air conditioning towers.

3) Solid Residues Destination

a. Paper and Cardboard

Currently, approximately 100 tons of paper and cardboard are collected monthly in some of our administrative centers, which are submitted to a selective process. Bradesco is contemplating the possibility of its implementation in other regions. In addition, methods to assess the quantity of paper consumed by the Organization is under study, both office paper and forms. The purpose is to identify measures that may be adopted to reduce that consumption.

Bradesco is also seeking the standardization of dispensers and respective consumption products used in bathrooms of Cidade de Deus and Administrative Buildings. Besides the economic aspects and quality improvement, such measure will contribute to the aware consumption, since the new liberation system of toilet paper and paper towel inhibits the waste and reduces the consumption.

b. Metal, Glass and Plastics

At Cidade de Deus and in administrative centers, Bradesco maintains the selective collection of metal, glass and plastics. In 1Q07, approximately 400 kilograms of these materials were recycled, arising from the maintenance process. This practice has been encouraged and improved by means of in-house campaigns and actions, in the expectation of increasing to other centers, as well as to increase the quantity of recycled products.

The use of biodegradable plastic bags was also implemented on all of Bradesco’s premises. At Cidade de Deus and administrative centers, plastic bags with colors corresponding to waste collected are also used, with a view at facilitating the recycling process of these materials.

c. Lamps

In Cidade de Deus buildings there are more than 36 thousand installed lamps. Monthly, more than 600 lamps are replaced. Concerned with the appropriate destination of this material, the Organization included in maintenance agreements a specific clause about the service company’s obligation to conduct the ecologically correct discard. In 1Q07, approximately 3 thousand lamps of the Headquarters and administrative buildings were sent to recycling.

d. Other Residues

In Cidade de Deus, approximately 115,000 m2 of green area is maintained, with more than 4 thousand trees cataloged under the replacement and planting program. In the maintenance of these areas, dried leaf crushers are used. The crushed material (nearly 1.5 tonne/month) is used in gardening. The parings of grass are also used as input.

4) Use of Sustainable Products

a. Recycled Paper Usage Program

This Program, a result of Bradesco’s belief that it is able to contribute to the dissemination of environmental responsibility, has been implemented gradually in our Organization. The option to use recycled paper was made after long negotiations with suppliers, and even if it does not mean cost optimization, the beneficial result for the environment was the most important factor for the change. Recycled paper is used in the production of internal and external communication material, such as posters, magazines, business cards and statements distributed to clients and check books. Currently, nearly 90% of the paper consumed monthly is recycled.

b. Remanufactured Cartridges

For five years Bradesco has used remanufactured cartridges in printers, aiming – besides cost savings – at the reduction of environmental pollution. Out of 50 types of toner cartridges composing the consumption list, 31 are remanufactured products. With the constant renovation of the printing facility, an increase in the use of remanufactured cartridges is expected.

c. Certified Wood

Recently pencils manufactured with certified wood were authorized to be available in the facilities. The raw material used contributes to the fight against exploration of illegal wood with a predatory origin, as well as minimizing the environment degradation.

In 2006, 100 cubic meters of wood were used at the headquarters and administrative buildings for maintenance and small works, 60% of the services were executed with wood coming from reforestation and with a sustainable management.

d. Biodegradable Products for Cleaning

In Cidade de Deus, biodegradable products are used in cleaning and maintenance services. Contracted companies are encouraged to use products of such type, which then will be one of the requirements to be considered in a further agreement renewal.

Such measure integrates an improvement program seeking to standardize the biodegradable products, the appropriate dilution, in conformity with the manufacturer’s guidance and the obligation to present information about chemical products used on the Organization’s premises.

Bradesco’s Contributions to Social Issues

Finasa Sports Program

Bradesco Organization demonstrates its support for the development of citizenship and social inclusion of children and youngsters between 9 and 18 years old.

With almost 20 years of activity, Finasa Sports entered into many partnerships, among which the most outstanding is the agreement with Osasco’s Local Government. This partnership contributes to expand the Program’s social reach.

Currently, the Program has a total of 148 professionals carrying out activities at state and local schools, at Osasco’s city hall sport centers, at SESI-Osasco unit and at private schools, assisting nearly 3,000 girls free of charge in 52 qualification centers and 180 athletes in Specialists’ Centers, in volleyball and basketball.

Most of these girls come from deprived backgrounds considered to be in a social risk situation.

The Program’s main goal is the whole development by means of a healthy activity such as sport practice, education, health and well-being actions that help raise these girls’ awareness about citizenship, so that they can be in charge of their own lives and make responsible choices in their actions before society.

It also supports the formal education process by adopting as a requirement the girls’ enrollment and attendance in regular schools.

At the Training Centers, all students have guaranteed access to quality sports education, regardless of their physical characteristics, such as weight, height or abilities for sports.

Bradesco Organization and the Social-environmental Responsibility

The activities for children and youngsters in the Specialists’ Centers, besides sports learning with medical, psychological, psychiatric and nutritional follow-up, comprise regular information on hygiene, stress, adolescence, to drug use and teen pregnancy prevention, turning these places into true citizenship centers.

This program also offers, according to categories, a support structure, with benefits such as: life insurance, health care, among others, including sporting material used in training and competitions.

The sports practice, besides contributing to a healthy life, is responsible for the formation of high level athletes, enabling the players’ participation in Finasa/Osasco’s Adult Volleyball Team and in the children’s and junior Brazilian Female Volleyball and Basketball teams.

It is the first social sports program to receive funds from tax incentive, made available by the Estatuto da Criança e do Adolescente (Statute of Children and Adolescents), through the agreement executed between the National Council for the Rights of Children and Adolescents (Conanda) and Ministry of Sports in 2004. The Finasa Sports Program is a benchmark in sporting activities of this nature.

Social-cultural Events

Bradesco once more started the year supporting and sponsoring several social-cultural events in different locations in the Country. It took part in the Summer Festival and the Carnival of Salvador (BA), in the carnivals of Rio de Janeiro (RJ) and Olinda (PE), in the musical event Planeta Atlântida, in Capão da Canoa (RS) and Florianópolis (SC), in the Brazilian Symphonic Orchestra, in Rio de Janeiro (RJ), in the II Chamber Music Festival, in Icó and Iguatu (CE), in the National Grape Party, of Caxias do Sul (RS) and in the National Wine Festival (Fenavinho), in Bento Gonçalves (RS).

It also took part in the Coopavel Rural Show, in Cascavel (PR), in the Agriculture and Cattle Raising Exhibition (Expogrande) of Campo Grande (MS) and in the Expodireto Cotrijal Agronegócio (Agribusiness Exhibition), of Não-Me-Toque (RS).

The Organization was directly involved in the sponsorship of great cultural events that started in the 1st quarter, with the exhibition Da Vinci – A Exibição de um Gênio, and the exhibition, that are occurring simultaneously at Oca, in Ibirapuera Park, in São Paulo (SP). Da Vinci – A Exibição de um Gênio relies on Bradesco’s sponsorship and on the educational support of Fundação Bradesco. The Corpo Humano – Real e Fascinante exhibition also has the educational support of Fundação Bradesco. The mega production My Fair Lady, masterpiece of world theatre and the best musical comedy in the Broadway history, performed in São Paulo (SP), has Bradesco Prime’s exclusive sponsorship.

Bradesco Seguros e Previdência was one of the sponsors of the I Life and Insurance Forum, promoted By Sincor-SP, in São Paulo (SP).

Human Resources

Since the inception of Bradesco’s activities, the Company acknowledges the value of its team’s performance and achievement potential as the foundation to sustain Bradesco Organization’s businesses.

The Company offers its employees ongoing professional development opportunities, in a healthy, safe and ethical environment, with transparent commitments and goals.

Bradesco believes in its ability to promote a sustained growth for people and through these people.

The Company seeks to maintain an excellence model in Human Resources Management, guided by respect and transparency in its relations, continuous development investment, sharing of information and human being value, without discrimination.

Bradesco maintains a closed-career policy, whereby the admission occurs at apprentice levels. All the growth opportunities are destined to employees, allowing access to all hierarchical levels.

This assurance of professional development and growth opportunities allows employees to see the possibility of holding all the positions: leadership, supervision, management and also the high management. That is a motivational factor for all the staff, stimulating creativity, innovation and the ceaseless search for knowledge and updating.

We may say that when a youngster joins the Organization, whose closed-career system privileges, incentives and strongly invests in the growth and development of its employees, this professional starts a career full of opportunities, connected with his/her effort and dedication.

Encouraging the professionals to exceed their limits and stimulating their creativity in search for solutions, aiming at the self satisfaction, clients’ satisfaction and business expansion, have been a priority for the Bank and is one of the assumptions of its Human Resources Management Policy.

Only creative and innovative teams, highly skilled, with ensured career opportunities can surpass the achievement of goals and show excellent results that have highlighted the Organization.

The stimulus to creativity and investment in the professional and personal qualification of the employees are essential for Bradesco’s success, strongly contributing to its brand solidity and the accomplishment of its market strategies.

Bradesco’s performance is disseminated and is continuously expanded throughout the country, enabling job opportunities in all the operation segments.

Bradesco is a bank which takes into account, by means of its clients and partners, the diversity which is the own expression of the Brazilian social structure, with a fundamental commitment to respecting cultural and ethnical diversity. The respect to the Brazilian diversity is part of the Company’s strategic vision towards good performance, since Bradesco is inserted throughout the Brazilian territory.

Certification in International Rules

Searching for what is best done in the worldwide level, we achieved the certification of Rule OHSAS 18001 of Occupational Safety and Health that allows establishing and developing conditions that contribute to a safe and healthy work environment.

Aligned with the sustainability concept added to our business strategy, we implemented in 2006 the Bradesco Social Responsibility Management System, based on the SA 8000®: 2001 International Rule.

This Rule establishes requirements in conformity with the Human Resources Management Policy of Bradesco Organization and has the purpose of promoting an ongoing improvement of relations and the work environment, including the commitment to respect for Human Rights, Children’s Rights and Labor Fundamental Rights to its suppliers.

In 1Q07, Banco Bradesco received the Rule SA 8000®:2001 certification, and is considered the first among the financial institutions in the Americas to receive an international certification in Social Responsibility.

The SA 8000®:2001 International Rule of Social Responsibility was recommended to Banco Bradesco by the Certifying Organism DNV – Det Norske Veritas, in the management of the human resources that operate in the business and related companies located in the building on Avenida Paulista, no. 1.450, city and state of São Paulo, and in the Human Resource Department, located in Bradesco’s headquarters, in Cidade de Deus, city of Osasco, state of São Paulo, which in the future will result in the expansion of the certification scope of the main administrative centers in the country.

A Great Place to Work

Over the last years, the Organization has shared with all its employees the satisfaction and importance of being included in indexes based on the quality of relations and the work environment.

Every year, around 4,000 employees, in all structure levels, from all lines of businesses and activities, voluntarily answer to surveys about the organizational environment through questionnaires and interviews. They assess items such as the work environment, benefits, remuneration, professional development opportunities, ethics, citizenship values and social responsibility of companies.

The Company seeks to promote transparency, respect and confidence, so as to ensure a motivating and challenging organizational environment. A proof to that is that Bradesco is currently recognized in several rankings.

The Company was listed for the seventh time in Guia Você S/A – Exame – As Melhores Empresas para Você Trabalhar (The Best Companies to Work for), and in addition to being part of this selected group, Bradesco was also acknowledged among the 50 Best Companies for Women to Work for, for the forth consecutive year. In March 2007, Bradesco Bank was also highlighted as one of the Best Companies for Businessmen in the Country. This list presents the companies in which the executive group, which comprises officers, managers and supervisors, reports feeling more satisfaction at work.

Guia Você S/A Exame is considered the best and most comprehensive study on the work environment in Brazil and introduced this year the index of happiness at work, in which we are highlighted as we provide our employees a positive corporate environment, in the pursuit of everybody’s well-being.

Bradesco was also elected one of the 100 Best Companies to Work in Brazil, in a research prepared by Great Place To Work Institute, published in a special edition of Época magazine.

For the third consecutive year, Bradesco stood out in the survey As Melhores na Gestão de Pessoas (The Best Companies in People Management) of Valor Carreira magazine, edited by Valor Econômico newspaper. It was the first bank to be in the ranking.

These results show the acknowledgment to our commitment not only to clients, but also to our employees. Improving talents with professional training, stimulating education and maintaining a fair and dynamic organizational structure, we try to offer conditions so that each employee can grow and build a solid career, from a relationship policy based on respect and valuation.

Human Resources Management Policy of Bradesco Organization

We reaffirmed the commitment with our employees formalizing guidelines for the management and development of our human resources, by means of the Human Resources Management Policy of Bradesco Organization. Basic assumptions:

1. To comply with all the requirements, regulating rules and legal conventions concerning work relations and environment, applicable to our activities;

2. To assume the public commitment of defense and protection of Human Rights, Children’s Rights and Labor Fundamental Rights, in line with national and international Principles, Standards and Treaties;

3. To respect the diversity and dignity of the human being, preserving the individuality and privacy, not admitting the practice of discriminatory acts of any nature in the work environment and in all our relations, with the internal and external public;

4. To ensure the good relationship among all professionals of the Organization, maintain a safe and healthy work environment and provide conditions for great performance and productivity levels;

5. To contribute to the improvement in the quality of life of employees, offering conditions for the balance among work, health and family;

6. To encourage our professionals to surpass their limits and stimulate creativity in search for solutions, aiming at the self-achievement, clients’ satisfaction and business expansion;

7. To promote the constant development and improvement of technical and behavioral potentialities of our employees and make available favorable mechanisms which allow them to manage their personal and professional plan growth, in order to ensure the continuous improvement of management processes; and

8. To ensure opportunity priority for the professional growth of people, by the permanent investment and development of internal competences, by the valuation and respect to knowledge and professional qualification acquired during the career.

Besides our principles set forth in our Human Resources Management Policy, we are implementing Bradesco Social Responsibility Management System, based on SA 8000®: 2001 Rule, whose requirements aim at promoting a continuous improvement of relations and the work environment, including the commitment of respect to Human Rights, Children’s Rights and Labor Fundamental Rights and to its suppliers.

Social Responsibility Requirements – SA 8000®: 2001 Rule

1. Child Labor
2. Forced Labor
3. Occupational Health and Safety
4. Freedom of Association and Collective Bargaining Rights
5. Discrimination
6. Disciplinary Practices
7. Working Hours
8. Compensation
9. Management System

In-house Communication

We strongly invest in our in-house communication so that our employees are effective participants of the Organization’s expansion strategy of results.

Simultaneously and from any location in the country, Bradesco’s employees receive key information via Intranet and e-mail.

The Organization makes available, day to day, the newsletter Sempre em Dia (Always Updated), with issues about the Bank’s strategic direction, launch of products, quality practices and business focus.

Brochures and magazines are periodically published and addressed to each employee.

Produced according to the best quality standards, the editions in video of Bradesco TV approach, monthly, institutional messages and technical guidance. Created in 1990, Bradesco TV is one of the country’s oldest corporate television projects.

The annual goals and strategies are disclosed at meetings with the Presidency, where Directors, Regional Managers, Managers of Branches and Departments of the Organization take part. All the issues are referred to respective teams.

With the purpose of making the communication between the Human Resources Department and the staff closer, more energetic and transparent, we have created ALÔ RH, an effective and fast communication channel that guides about benefits, legislation, policies and practices of human resources, in addition to responding to suggestions and complaints, with the option of anonymity, ensuring complete secrecy.

ALÔ RH’s service standard implies the full understanding of doubts and the correct referral of the manifestation immediately or within 72 hours at the latest, through telephone, e-mail, or fax, constituting an effective dialog and interaction process between the company and its employees.

In 1Q07, ALÔ RH recorded approximately 16.7 thousand calls that included clearing doubts, suggestions and complaints.

The Human Resources Department keeps, in its functional structure, the Union Relations area, whose mission is maintaining a permanent dialog and interaction channel with union representatives nationwide, receiving manifestations, clearing doubts, and allowing a relationship based on ease of access, energy and proactivity between the parties involved.

People Management

Bradesco maps the human capital through individual interviews with employees and their leaders, aiming at identifying corporate and essential competencies by supporting professional growth and the search for goals and results by means of the development of the competencies of the Organization’s human resources.

The Company also currently records 24 thousand employees’ profiles in this process.

Based on this knowledge, leaders and employees are gained conditions to share actions focused on improving their individual and team performance and make effective the practice of feedback by generating professional improvement and short, medium and long-term results.

The maintenance of such work is the management of competencies with the employees’ and their leaders’ involvement, by means of constant follow-up, guidance and technical and behavioral development.

Respect to Diversity – Social Inclusion

Bradesco respects the diversity and self-respect of human being, by preserving the individuality and privacy, not accepting the practice of discriminatory acts of any nature: at the work environment and in all the Company’s relations with internal and external public.

The diversity appreciation is incorporated in the Human Resources Management Policy of Bradesco Organization. The guidelines of relationship with employees are based on appreciation of professionals and are in accordance with the Global Compact principles, among other international regulations concerning human rights.

Bradesco’s success is based on group effort, meaning that each employee adds something so that the Organization may constantly innovate and modernize, embracing more and more the possibilities of diversity, which is a constant value in its daily operations, through client magnitude, geographical comprehensiveness and staff. Being present in so many places shows the commitment to catering equally for all our publics.

Bradesco has gone far beyond the commercialization of products and services, seeking to know better people from all the different groups in society, in order to ensure a service that meets each of their needs, and, thus, work together towards the country’s sustainable development.

With a view to effectively contributing to an improved relationship of the Company with different people, as well as to maintaining a balanced internal demography, both in the admission and retention of talents, Bradesco created the Diversity Appreciation Work Group, composed of representatives of different areas.

Believing in people, understanding and welcoming differences are pioneering values present throughout Bradesco’s history, making it a Bank that works towards being more and more a development agent, for which the people are in the core of everything.

The issue is broadly supported in the Code of Ethics and Social-environmental Policy of the Organization.

Ethnical Groups

We ended 1Q07 with 9,939 afro-descendent employees, and 4,935 of them hold managerial positions.

Bradesco entered into a partnership with Faculdade Cidadania Zumbi dos Palmares – Unipalmares, by means of a professional qualification program which aims to contract interns, to work in important business areas of the Bank. Unipalmares’ mission, by means of NGO Afrobrás, is to promote the inclusion of black people into higher education of the country.

The program is divided into various modules, with 2-year duration and also relies on a partnership with renowned institutions, such as FGV, USP, FIPE, Fipecafi and FIA.

The program, which started with 30 interns, was increased and currently counts on 57 students.

Inclusion Policy for Disabled People

Bradesco was one of the Banks sponsoring the Professional Qualification Program of the Brazilian Banks Federation (Febraban), which qualified handicapped professionals to hold positions in the job market.

Aiming at the contracting and retention of disabled people at the Organization, Bradesco set forth partnerships with specialized entities and focused on inclusion of such professionals, qualifying them and creating job opportunities in the Organization.

We have in our Call Center a specific part with visually impaired employees.

Currently, Bradesco has a staff of 866 disabled people.

By means of Bradesco’s website, in the link Career Opportunities, the Company offers an exclusive channel for the collection of disabled people’s curriculums.

Opportunities for Women

Bradesco ended 1st quarter of 2007 with a quota of 37,887 women employees, corresponding to approximately 48% of the staff. In leading positions, Bradesco has 16,262 women, including in the Board of Executive Officers and the Board of Directors.

In the Prime segment, 72% of staff is women.

Internship Program

Aiming at providing real professional development opportunities, Bradesco Organization offers an internship program to all operation and business areas, allowing the student to relate the academic learning with the practical activity. The program currently benefits 806 students.

Traineeship Programs

Information Technology students of Fundação Bradesco have the opportunity to start their professional career as employees in the Systems Development Department of the Organization by means of a structured program addressed to technical and behavioral approaches with theoretical experience in the classroom and practice in the Department. All students approved in the selection process have been contracted.

We have expanded the internship program, initially implemented in the Bradesco Prime segment, aimed at the technical, practical, and behavioral qualification of the future Relationship Managers.

This program aims at:

  Integrating new competencies into the Organization, with high level of academic qualification to develop future leaderships;
  Qualifying and developing professionals through in-class training and practical internship, allowing fast return as services and businesses with the qualification of the staff;
  Offering the segments a systematic qualification program which meets the strategic needs established; and
  Forming, qualifying and accelerating the professional development of new talents.

Youth Apprentice Program

The Youth Apprentice Program was implemented by Bradesco Organization in 2004, executed in partnership with Fundação Bradesco and other qualified entities, encompassing the administrative centers throughout the country.

The program estimates the contracting of youngsters from 15 to 18 years old, having as purpose to provide personal and professional development to adolescents.

We ended the 1st quarter of 2007 with 867 Apprentices and we have already provided the program for about 1,274 youngsters.

Young Citizen Program

With a view to reinforcing Bradesco’s actions in the Social Responsibility area, the Company entered into a partnership with São Paulo State Government by means of the Young Citizen Program – My First Job.

The purpose is to provide students with their first professional experience opportunity, those students originated from families with higher social vulnerability, between 18 and 21 years old, regularly enrolled and effectively attending high school classes of the state public school system, preparing them to exercise the citizenship, by means of paid internship.

Currently we count on 196 hired youngsters, with the participation of around 407 youngsters in the program.

Occupational Health and Safety Policies

Bradesco is a company that develops actions in health, disease prevention, safety and work conditions.

The occupational safety and health aspect is approached in two premises of the Organization’s Human Resource Management Policy:

  Ensuring the good relationship among all the Organization’s professionals, maintaining a safe and healthy work environment, and provide conditions for excellent levels of performance and productivity; and
  Contributing for the improvement of employees’ quality of life, offering them conditions to balance work, health and family.

Bradesco offers its employees an adequate work environment with conditions for a complete physical, mental and emotional well-being.

Bradesco invests in programs and methodologies allowing mapping and identifying the causes of symptoms and diseases occurred in the work environment and relations, viewing to promoting health and disease prevention, on a broad basis.

The issues addressed include Repetitive Stress Injury, Stress, Chemical Addiction (Alcoholism/Drugs/ Tobacco), Obesity, Cardiovascular Diseases, Sexually Transmitted Diseases, AIDS and others. Those campaigns are carried out monthly through Interação magazine and in the Sipat (Internal Week of Occupational Accident Prevention).

Since contracting, Bradesco’s employees receive information and guidance on behavior and conduct adequate to the maintenance of health and improvement of life quality.

Bradesco has been an active member of the National Business Council for HIV/AIDS Prevention – CEN, which aims at promoting and strengthening the combat against such epidemic in the work environment, diffusing information to a considerable portion of workers, family members and the community as a whole about the safe ways to prevent the infection by HIV virus.

Another outstanding issue related to life quality is the balance between the employee’s personal and professional life. We are permanently concerned with the working hours, so that the contract time is not surpassed, guaranteeing that employees have time for their personal commitments and leisure.

In order to offer an appropriate environment and extra emotional support to employees, the Bank created in its Call Center at the Santa Cecília building, in the city of São Paulo, a room for winding down. It is a reserved room with a different infrastructure from all other Organization environments, offering comfort and material that help to relax and soften the impact caused by the day-to-day activities in and out of the call center. The room is available to all the employees of that section in case they go through situations related to psychological and emotional aspects.

In 2006, we conquered the certification of Rule OHSAS 18001, internationally recognized, which establishes an Occupational Safety and Health System Management. Thus, we reassure the commitment to the safety and health of our employees, with the adoption of ergonomic management and awareness programs about the importance of safety and health in the work environment.

Benefits

Our management model is grounded on the belief in people.

We acknowledge the value of performance and people’s potential for accomplishments as being the foundation of Bradesco Organization’s business.

We know that in order to have a better performance, people need to have prospects and confidence in the future, their basic needs met, and their families’ well-being guaranteed. For that reason, we have put together a benefit package which, going well beyond the legal requirements, has the purpose of providing our employees and their families safety and comfort in the supply of their basic needs, professional development and special loan conditions for acquiring goods and properties.

This management strategy contributes to a healthier, more productive and participative work environment, providing conditions for great performance levels and better results.

The special benefits we provide to our employees constitute a factor of talent attraction and retention for the Organization, in addition to contributing to Bradesco Bank’s acknowledgment as one of the best companies to work for in Brazil.

Health and Dental Care Insurance

Our employees and their dependents have access to Health and Dental Care plans paid for in full by the Bank. The Healthcare Insurance includes non-traditional treatments, such as dialysis, organ transplants, acupuncture, homeopathy, myopia correction, GPR (Global Postural Re-education), heart valve, physiotherapy and AIDS treatment (with reimbursement of expenses for medicine prescriptions).

The Dental Care Insurance includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Implants are offered at costs lower than the market, by means of agreements.

In 1Q07, there were 443,314. medical and hospital consultations and 115,303 dental consultations.

Supplementary Private Pension Plan

Bradesco makes available for all its employees a Supplementary Private Pension Plan, which Bradesco contributes with 50% of the monthly installments, including in the 13th salary.

The plan guarantees coverage to the retiree, the retiree’s widow or widower and their children under the age of 21, or up to the age of 24, if they are undergraduates.

Group Life Insurance

All Bradesco’s employees have access to Group Life and Personal Accidents Insurance, with subsidized costs. The employees retired by INSS, who left the company without cause, are offered the option to maintain the policy, with subsidized costs.

Social Service and Psychological Assistance

Bradesco’s employees and dependents are provided with follow-up of Social Service and Psychological Assistance under situations of need and emergency.

Services are offered in most varied situations: medical treatment, accidents, decease in the family and release of special loans.

In 1Q07, nearly 2.75 thousand social and psychological assistances were provided.

Such initiative shows Bradesco’s concern with its employees’ well-being when facing personal problems.

Snack Supply

Bradesco’s employees receive snacks on a free basis all working days.

In 1Q07, we invested R$7.9 million, distributing approximately 6.6 million snacks.

Medicine

For the states of São Paulo and Rio de Janeiro, Bradesco offers agreements with the drugstores Drogasil and Drogasmil, for the acquisition of medicine at a cost lower than that practiced in the market.

Influenza Vaccination

Bradesco carries out an annual vaccination campaign against influenza, offering the vaccination free of charge to all its employees and at subsidized prices to their dependents. In the last campaign 54,098 doses of the vaccine were applied, with a cost higher than R$1.3 million.

Leisure Activities

Bradesco maintains in Cidade de Deus, in the city of Osasco, an area with swimming pools, racetrack, soccer field, basketball, volleyball, soccer, tennis and squash courts, destined to leisure and recreation activities to employees and dependents.

In 1Q07, around 18.2 thousand people attended the facilities.

Social Loan

By means of Caixa Beneficente (Benefit Fund), the Company offers financial assistance to its employees, granting loans with subsidized fees, destined to emergency conditions, education expenditures, acquisition of orthopedic instruments, glasses, funerals, psychologists, psychiatrists, and speech therapists, among others.

Credit Facilities for Acquisition of Computers, Vehicles, Real Properties and Personal Expenses

Bradesco offers loans to its employees with subsidized fees for acquisition of computers, vehicles and personal expenses. Employees and their first relatives may also finance the acquisition of residential real properties with lower interest rates.

Fee Exemption

The Bank exempts its employees to pay various fees, such as: check account maintenance, fee to open credit, issuance and annuity of credit and debit cards, financial transactions on teller machines, access to Fone Fácil, issuance of bank statements in electronic terminals and utilization of single check sheets
..

Online Shopping Channel

The ShopFácil Funcionário is a special online shopping channel, through which Bradesco negotiates special discounts directly with various products suppliers. Partnerships are also executed with some stores, by means of which the employees have access to special prices and payment conditions.

Other Benefits provided for in the Collective Convention of Bank Employees:

  Transportation Voucher
  Meal Voucher
  Food Voucher
  Maternity/Paternity Leave
  Funeral Assistance
  Day Care/Baby Sitter Assistance
  Professional Requalification Allowance

Human Resources – March 2007

On March 31, 2007, Bradesco's employees, including staff at the subsidiaries, totaled 79,686.

The following table presents the variation in the last periods:

	December					March

	2002	2003	2004	2005	2006	2007

Banco Bradesco	53,732	59,430	62,013	61,347	63,163	63,101
Subsidiaries	8,729	9,407	11,631	12,534	13,577	16,585
Bradesco Subtotal	62,461	68,837	73,644	73,881	76,740	79,686
Banco BCN	6,105	5,203	–	–	–	–
Subsidiaries	1,504	1,741	–	–	–	–
BCN Subtotal	7,609	6,944	–	–	–	–
Banco Mercantil	3,970	–	–	–	–	–
Subsidiaries	353	–	–	–	–	–
Mercantil Subtotal	4,323	–	–	–	–	–
Amex Brasil	–	–	–	–	442	–
Subsidiaries	–	–	–	–	2,124	–
Amex Subtotal	–	–	–	–	2,566	–
Total	74,393	75,781	73,644	73,881	79,306	79,686

March 2007

Age		Gender		Educational Background		Years of Service with Bradesco		Managerial Position

Younger than 30	48%					Less than 5 years	42%
From 31 to 40	30%	Men	52%	High School	19%	From 6 to 10 years	17%	Non-commissioned	52%
From 41 to 50	19%	Women	48%	University	80%	From 11 to 20 years	25%	Commissioned	48%
Older than 50	3%			Other	1%	More than 20 years	16%

Personnel Expenses

In 1Q07, Bradesco’s personnel expenses reached R$1,460 million, including in that total expenses related to salaries, social charges, benefits, training, employees’ profit sharing, among others.

The following pie graph shows the percentage share of each item in relation to total Bradesco’s personnel expenditure in the periods.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training

The Staff Training Department is responsible for the training actions of Bradesco Organization, aligned to the corporate and appropriate strategies to the quickness of changes required by the market. The training programs meet Bradesco’s commitment to provide development opportunities to all its employees regardless the hierarchical level, essential for Bradesco’s generation of results.

The Bradesco Organization Training Management process was granted the NBR ISO 9001:2000 certification in December 2002 and the Company was certified again in December 2005, which ensures an ongoing improvement of processes and the quality of actions of training, reinforcing its commitment to contributing to the development and appreciation of the staff and the employees.

For 2007, a budget of R$69.9 million was made available, 28% higher than the average of investments made over the last 5 years, providing the continuity of the main training programs targeted at several areas of the Organization and at the implementation of new programs aimed at meeting corporate business strategies.

In this different context of knowledge management, Bradesco Organization has strongly invested in training programs that contribute to the strengthening of internal competences and to the development of talents, as a support to the mission described in the internal policy of people management:

“Recognizing that people are the sustaining basis of our business, we have as mission to attract, develop, recognize, manage, esteem and stimulate Bradesco Organization’s talents, by means of the permanent construction of an integrated value relation among corporate activities.”

From January to March 2007, trainings had 173,448 participations in the several available media: TreiNet, Videotraining, Brochures and Presence Courses. 534 different courses were made available, and the investments were of approximately R$9.7 million.

Presence Courses

In the first three months of the year, there were more than 22 thousand participations in presence courses, mainly actions for Retail comprising nearly 7 thousand participants in several programs. We highlight the Client Management course, which comprises themes such as analysis of the profile, potential and needs of the portfolio for the adequate relationship management, planning of strategic actions and presentation of financial alternatives that may meet the clients’ expectations and that generate loyalty and increase of assets and results of Branches.

We also point out the Loan in Retail program, in partnership with Sebrae, focused on loan analysis and grant for micro and small-sized companies, with a view to contribute with the financial growth and strengthening of such public in the competitive market we also rely on the Loan Business course, whose program was implemented for the Managers of Corporate Accounts, in the Retail segment, aiming at improving service, identifying the companies’ needs through a commercial approach, negotiating appropriate credit lines, improving client loyalty and results in general, by providing the necessary knowledge and techniques for the ongoing expansion of business.

Other highlights are the courses Assistance – A New Business View and Pre-assistance Techniques which specifically address the quality of assistance and on the preparation and awareness of the teams directly connected to the assistance of new clients, concerning the continuous search for excellence in the provision of our services. It is worth mentioning the Assistance for Opening of Accounts and Businesses course, which aims at training employees to conduct the business process with quality and professionalism, aiming at clients’ loyalty and the increase in Branches’ results.

With the purpose of implementing enterprising actions and behaviors aligned to strategic goals and target programs of several Segments, by identifying business opportunities and improvements in results, we continued to carry out the Enterprising Leadership program, in partnership with Ibmec, involving the participation of Regional Officers and Managers.

The process of qualifying Managers of the Prime segment continued with the Managerial Development Program which comprises, among other aspects, the improvement of the business and relationship management process, the optimization of funds and the leverage of results for the clients and segments. In March, the Business Skills Development Program was implemented. The purpose of that program is to intensify participants’ understanding of the Organization’s and Bradesco Prime’s culture, policies and core businesses, besides qualifying them for the development of future activities, through the honing of technical and behavioral skills / competences and the absorption of the appropriate methodologies for carrying out the financial consulting process. We also point out the courses of Stocks and Futures Markets, Investments, in addition to the Loan Products that rescue technical and commercial aspects essential to trading, so that clients see Bradesco as a Complete Bank.

The Business and Financial Consulting Program, developed by FIA, qualified and trained the teams of Prime Relationship Managers with techniques and methodologies favoring the performance as financial and business consultant, identifying and stimulating the clients’ needs aiming to present viable solutions or profitable investments, taking into account the ethical and social elements, as well as the focus on results for the client and the Organization.

The training actions to the Bank’s Departments and its Affiliated Companies were also shown by means of 15,335 attendances in external and internal events, made available by specialized companies, which offer vacancies to the general public and also by teams of instructors and employees of the Organization, the highlights of which are:

The Training for Bradesco Seguros e Previdência involved 7,363 attendances. That training was continued in 1Q07 through the name brand UniverSeg – Universo do Conhecimento de Seguro (Insurance Knowledge Universe), consolidating new actions that reflect the strength of the project, such as: the beginning of the first class of the MBA in Business Management with a Concentration on Insurance, in partnership with Ibmec-RJ, benefiting 31 professionals on management and superintendence levels; The First DGTO/Auto RE Seminar, which represented a competitive edge for the accomplishment of the company’s strategic objectives, as it approached the integration between the Managerial Technical/ Operational Executive Board and the new purposes of Bradesco Auto/RE; and the Program for Managerial Improvement in Insurance and Pension Plans, with 214 class-hours, prepared in partnership with FIA/USP, with the aim of aligning knowledge and improving the Financial Administrative team for better performance and results.

The Program for Qualification of Production Assistants (task force) was continued, preparing 47 new Production Assistants, in addition to the Quality and Market Profile and Interpersonal Relationship Development programs for the basic staff of the Insurance Company.

For the next quarter, basic product courses such as Vehicle, Equipment, Residential, Corporate and Health are expected to continue, and so is the “From Broker to Broker” program. That program aims at providing the brokers who commercialize Bradesco Seguros’ products, in the insurance market and in the Bank’s branches, with information that set our products apart from the competitors’ ones, as sales argument.

The clearance of the program named Game Work is also estimated; that program is focused on Bradesco Auto/RE’s commercialization public, and reflects a unique exercise in negotiation and competitiveness among the sales professionals.

Specifically for the internal public, the programs for Qualification of Transportation Product Managers and Communication with Operation Channels are being developed, as well as the technical and commercial areas Seminars that focus on discussing each area’s guidelines jointly with the development of competences and skills by means of training.

The assistance to the needs of Finasa were shown in managerial and operational programs, such as: the Information Security Speech, which made participants aware of their roles in ensuring Information Security, and supported them with measures that allow the accomplishment of actions and do not jeopardize the image and reputation of the Organization, its employees and its clients; Professional Image Treatment, which made athletes of Finasa Esportes in the children and junior categories aware of the importance of caring for their personal image, both in the physical aspects and in the virtual ones (relationship websites), getting to know the positive and negative consequences for the Project and for the Bradesco Organization.

For Finasa Private Label, we carried out the Success in Sales event, with the main purpose of allowing commercial supervisors, leaders and clerks to develop a proactive attitude towards clients, identifying opportunities to reach results, developing an attitude of initiative before adversities and an opportunity vision. That was a training course aimed at employees of Finasa’s partner, Comper.

Training for Information Technology areas continued in 1Q07, with the qualification of 140 professionals in technical training courses, aiming at improving storage performance and information availability to internal and external clients.

In addition, with a view to the ongoing improvement of IT methods and processes, we are qualifying other 20 professionals at the Methodology and Development course, which presents quality models and solutions for the development of software to be applied in internal processes.

The Project Management Program was also continued, and there are currently 112 professionals undergoing training to be able to provide solutions ensuring quality to technology systems. As a competitive edge, the Software Quality Certification processes, presenting several software engineering techniques and concepts about product quality, have been continued, as it is a novel certification in the Country, whose third class, in progress, is attended by 23 professionals who should join the 40 ones previously certified.

Aligned to the IT improvement Project, we have promoted leveling speeches on the new system architecture for approximately 400 professionals, in addition to carrying out technical/operational courses approaching themes on requirement collection and functional specification, which aim at a faster and more effective service in identifying IT needs.

With the purpose of bringing forward the preparation and qualification of new professionals, generating a technical renovation and qualification atmosphere for operation in the IT areas, we are promoting IT Qualification Programs for trainees and interns. We currently have 30 trainees, coming from Fundação Bradesco, and 25 interns from renowned universities such as Poli-USP, Mackenzie, FEI and Mauá.

Evolution of Presence Participation in the last quarters

Partnerships with Universities and Colleges

Since 1996, in partnership with educational institutions, such as FIA, FIPE, Fipecafi, FGV and Ibmec, 1,759 Bradesco’s employees obtained MBAs, Post-Graduate, Specialization courses and Masters Degree certificates, important for the maintenance of quality of information provided and for the qualification of the staff to be aligned with the most modern management practices.

This year, a class of the MBA in Controller (Fipecafi), three classes of the MBA in Banking Business (FGV) (two in São Paulo and one in Rio de Janeiro), two classes of the MBA in Online Banking Business (FGV-RJ), one class of the MBA in Bradesco Organization’s Processes Management (FIA), one class of the MBA in Foreign Trade and International Operations (FIPE) and one class of the MBA in Business Management with a concentration in Insurance (Ibmec-RJ) are in progress, totaling 333 professionals from different areas of the Organization.

Certification in Investment Products

Programs that prepare for the exam of Certification in Investment Products are in progress and are specially prepared for employees who need to obtain a certification, after study of the material previously made available. In March, one more certification exam was made in which 515 professionals were certified.

The approval index reached by Bradesco in this exam was 68%, while the market index stood at 56%.

This fact consolidates the concern the Organization has to adequately prepare professionals and also the involvement shown by employees during the certification process.

These figures enabled the certification, until 1Q07, of 11,715 professionals directly involved in the assistance to clients of the Branches Network and to investors qualified in compliance with the Resolution no. 3,158/03, of the Brazilian Monetary Council.

TreiNet – Training through the Intranet/Internet

TreiNet, a special qualification tool that allows the dissemination of new knowledge indiscriminately and quickly to all the Organization’s staff, constitutes an important instrument of personal and professional development.

Bearing witness to that are the over 1.7 million participations in the 79 available courses since its implementation in 2000. In this year, two new titles have been launched: Exchange and Foreign Trade –Export Concepts, the latter being the second course in the Exchange and Foreign Trade series, whose aim is providing information that may be useful to meet our clients’ requirements and prospecting new business in the Export operations; and the APF –Análise de Ponto de Função (Function Point Analysis) course, with the purpose of providing the trainees with a technique able to determine the size of a system project before developing it, besides assisting in the estimate of costs and resources, allowing a greater assertiveness in managing budgets for Information Technology projects.

In English learning, on-line training has also been a competitive advantage, enabling the participation of around 1,000 employees in courses from basic to advanced level.

By means of Fundação Bradesco Portal, some TreiNet courses are available for clients who hold a Bradesco University Account. Moreover, by means of the website 100% broker of Bradesco Seguros e Previdência, TreiNet is also available for brokers and dealerships who sell the Organization’s insurance products.

Evolution of courses in TreiNet

Brochures and Videotraining

Based on the demands of Bradesco areas of standard and operational issues, with a view to employees’ awareness, in this period we have made two Brochures available about the following themes:

– New Bradesco Statement, which disclosed and clarified the changes made in the statements, so that professionals who work directly with clients may promptly answer the possible doubts concerning the new model.

– Loan Operation with guarantee of Visa/Amex receivables, which guided Branch employees in relation to the Receivables theme.

Two new video training courses were also launched:

– Social-environmental Responsibility - Sustainability, which raised employees’ awareness and drew their attention to the importance of social-environmental responsibility among us, so as to create a preservation culture.

– New Bradesco Statement, also available in brochure format.

Social and Corporate Responsibility

We continued with the projects that focus on human valuation, such as: Youth Apprentice Program, Young Citizen Program and Internship Programs, among them, the Bradesco Program – Unipalmares (Universidade Zumbi dos Palmares). These programs benefit youngsters in the beginning of their careers, with qualification, social inclusion, as well as personal and professional development. Also under this context, Bradesco developed preparatory training in Libras (the sign language for deaf-mute people), for employees providing direct services to disabled clients, in order to guarantee this public accessibility to our Branches.

Evolution in Employee Training Participation – thousands

Total Amount Invested in Training – R$ million

Fundação Bradesco – The Bradesco Organization’s Social Action

Background

Fundação Bradesco, a non-profit entity, headquartered at Cidade de Deus, Osasco - SP, was founded in 1956 and declared to be of Federal Public Utility by Decree no. 86,238, on July 30, 1981.

Aware that education lies on the roots of equal opportunities and personal and collective fulfillment, Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian states and the Federal District.

Objectives and Goals

Through the pioneer action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and the effective exercise of citizenship.

Accordingly, the reach of Fundação Bradesco has been expanded yearly, increasing the number of enrolled students from 13,080 to 108,151 over the last twenty-five years. The schools of Fundação Bradesco run free education for Kindergarten, Primary School and High School, Continued and Preliminary Education of Workers as well as High School Technical Professional Education in IT, electronics, industry, management and agribusiness. Distance learning is also offered as part of the Youth and Adult Basic Education Equivalency programs via Tele-education and the Virtual Classroom site.

Areas and Methods of Action

Basic Education

Basic Education comprises the Kindergarten, Elementary School (first to ninth grades) and High School, comprising more than 43.2% of all students on courses provided on a free basis by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health and dental care assistance.

Fundação Bradesco is always evaluating the contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units and that propose ongoing interactions among them.

The schools are understood as a privileged environment for citizenship values and for regarding students as original, creative human beings and culture producer. Students learn through experiences in both school and society. Hence, their potential and needs to interact and reflect on the diversity of knowledge are approached in the classrooms.

Fundação Bradesco’s multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive.

On this intent, Fundação Bradesco offers various continuing education opportunities to educators, including presence and long-distance courses.

Concomitantly to teacher education, there is the production of teaching materials and resources, Books used by students from the 1st to the 5th year of Elementary School, Philosophy material for high school, CD-ROMs and DVDs for teachers with guidelines for their work.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance to a new model of technical education in force in Brazil. Bradesco structured the course syllabuses, prioritizing above all the demands from the market and the society from a brand new perspective, offering work preparation.

High School Technical Education

Based on the professional areas of Agribusiness, Management, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the school units are located.

The syllabus of these courses aims to ensure a close relationship among work, knowledge and citizenship. The final target is to bring out creative, productive and business-minded citizens, as well as showing students the importance of permanent education.

Through offering students, who arise from underprivileged backgrounds, courses whose syllabus will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Preliminary and Continuing Qualification of Workers

Fundação Bradesco offers on a free of charge basis this mode of education, designed for the needs of update, qualification and re-qualification of workers with different school levels. There are more than 100 options for free courses, presenting flexible programs, in the same track of the labor market conditions, in the following professional areas: Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality (Tourism, Hospitality and Catering Services). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These students come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school when they were supposed to. At Fundação Bradesco, they are given adult literacy courses and graduate at both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult Education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the own schools of the Fundação or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, once the classrooms are taken up to the companies, respecting the different working hours and avoiding the need for students to travel to the school units. Another reason for the good performance is related to the investments made by Fundação Bradesco in learning technology resources.

Developed for the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a socio-constructivist concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes arouse interest and motivate learners, guaranteeing the success of the course.

The main purpose of the Fundação Bradesco is to prepare students to improve their life conditions, based on the acquisition of organized knowledge, since according to Bradesco’s philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Material Facts

On March 18, all the school units of Fundação Bradesco promoted for the 5th year running the “National Day of Voluntary Action”. Over 1.6 million services were provided in its 40 schools and in other locations near the Institution’s units. Compared to last year, the number of services grew by 65%.

The number of volunteers has also grown, from 21 thousand people in 2006 to 27.5 thousand this year. In every location over 140 types of free activities were carried out, benefiting directly needy people who do not have access to a series of basic services in their daily lives.

Over two thousand employees of Bradesco Organization from all across the Country gave their contribution as volunteers in the activities. Before the event, employees of the Headquarters, Alphaville Nucleus and Administrative Building on Avenida Paulista rallied in their departments to collect donations, which resulted in tons of food, cleaning products, electrical appliances, disposable diapers, mattresses, school supplies, wheelchairs, among others.

The donations were sent to 88 registered institutions such as daycare centers, orphanages, retirement homes and institutions that shelter needy people. In every region of the Country, the Organization’s employees from the cities where the Foundation Schools are located took active part in the Volunteering Day.

Bradesco sponsored the exhibition Leonardo da Vinci – A exibição de um Gênio, at Oca in Ibirapuera Park, in São Paulo. With Fundação Bradesco’s educational support, the exhibit contemplates Leonardo da Vinci’s (1452-1519) creative essence, in all aspects of its legacy. In view of the limited number of existing originals and the strict legislation that restrains their circulation, all the works were conceived on Italian ground, by a group of European craftsmen and specialists coordinated by Modesto Veccia, chairman of the Anthropos Foundation and a world reference in the research on daVincean legacy.

Also with educational support by Fundação Bradesco, the Exhibition Corpo Humano: Real e Fascinante opened at Oca in Ibirapuera Park, São Paulo.

The exhibit resorts to 16 bodies and 225 organs to reveal – in all its aspects – the functioning of the human body and its systems, from a special and novel standpoint. Developed under a primarily educational approach, “Corpo Humano: Real e Fascinante” also stimulates interactivity, as there are sectors where the audience can touch real internal organs – thus far, an unimaginable experience for the absolute majority of individuals.

Aiming to offer basic education in information technology and access to public services on the Internet, besides valuing citizenship with the development of actions articulated with the communities, Fundação Bradesco has implemented three more “Digital Inclusion Centers” (CID): in Jardim Padroeira in Osasco, at São Geraldo Monastery in São Paulo, and at Universidade Federal do Amazonas in Manaus, totaling 51 units. It is a joint project between the Foundation and companies in the technology sector, aiming at expanding the service to people who live close to the Schools, in spaces managed by the community’s volunteers. High School Students offer monitoring for the conduction of the activities, acting as protagonists.

Main Acknowledgments

Projects from students of the 8th grade of Elementary School, High School and Technical Professional Education courses of public and private schools throughout Brazil took part in the V Febrace – Feira Brasileira de Ciências e Engenharia (Brazilian Science and Engineering Fair), promoted by USP –Universidade de São Paulo with the purpose of stimulating new vocations in Science and Engineering through the development of creative and innovative projects. Fundação Bradesco was represented by twenty-five projects that received important awards:

– Febrace Award – Best Travel Journal
Project: Solar Desalinizer – 1st place – Unit I –Osasco/SP

– Febrace Award – Outstanding Achievements in Creativity
Project: Solar Desalinizer – 2nd place (group projects) – Unit I – Osasco/SP

– Febrace Award – Outstanding Achievements in Innovation
Project: Sun Beam: Use of Solar Energy for lighting of roads and highways – 3rd place – the Rio Branco/AC School Unit

– Febrace Award – Best Projects – Agrarian Sciences
Project: Laboratory breeding of the African beetle in the Pantanal region – 3rd place – Bodoquena/MS School Unit

– Febrace Awards– Best Projects – Exact and Earth Sciences
Project: Solar Desalinizer – 2nd place – Osasco School (Escola de Osasco) – Unit I – Osasco/SP

– Febrace Award – Best Projects – Applied Social Sciences
Project: Cane for the visually handicapped against air shocks – 1st place
Project: Domestic water consumption control – 2nd place – Gravataí/RS School Unit

– Edusp para as Bibliotecas Award and 2007 Positivo Award

Project: “Museu Paulista, para quem? Proposta de acessibilidade através de um mapa tátil” (accessibility proposal through a tactile map) –Osasco School (Escola de Osasco) – Unit I –Osasco/SP

– Eletrônica Total Award
Project: “Sensor Cop – Scop” (Cop Sensor) –João Pessoa/PB School Unit
Project: Hydraulic flow temporal control valve –Maceió/AL School Unit

– Microsoft Brasil Award: Partners in Learning
Project: Development of learning instruments for dyslexia from the João Pessoa/PB School Unit

– Descobrindo a Ciência Award: Sangari
Project: Solar Desalinizer – Osasco School (Escola de Osasco) – Unit I – Osasco/SP

– Lego Education Award
Project: Hydraulic flow temporal control valve –Maceió/AL School Unit

Writing Competition for Teachers - "The importance of books in Twenty-First Century Brazil”. Teacher Maria da Conceição Rodarte Paiva from the São João Del Rei School Unit / MG, got the 14th place among the first twenty contestants.

The 100 finalist compositions were organized in a collection by the same title as the competition’s topic.

Donald Stewart Jr Award – “Liberdade e Direitos de Propriedade”(Freedom and Property Rights). A student in the 3rd year of High School of the Rio de Janeiro School Unit received an Honorable Mention for the originality and creativity of his work addressing the theme “Liberdade e Direitos de Propriedade” (Freedom and Property Rights), which reveals a rich content and a great methodological research effort.

Three of Fundação Bradesco’s schools took part in the First Robotics Competition - FRC in Porto Alegre-RS, represented by three teams: Osasco, Campinas and Gravataí, and obtained the following rankings:

– Team #2244 of the Osasco School Unit - Free Access Evolution received the Engineering Inspiration Award, which is usually only granted to veteran teams, qualifying the team for the World Competition in Atlanta. In addition to that award, the Osasco Unit team also got the 1st place in the Safety Award of industrial safety and the “Queridinhos da Vovó Award” (Brazilian Machine), celebrating the rookie team that best incorporated First’s motto;

– Team #2243 of the Campinas School Unit was also qualified for the Atlanta World Competition when it received the Winner Award (Alliance). Besides that award, the Campinas Unit team got the 3rd place in the Safety Award of industrial safety and the Daimlerchrysler Team Spirit, celebrating the enthusiasm and working spirit of the team, which had a mascot, choreographies and music enlivening the competition; and

– Team #2247 of the Gravataí School Unit got 2nd place in the Safety Award of industrial safety, obtaining also an outstanding 6th place in the point and general rankings.

Schools’ Location

The majority of the Fundação Bradesco’s educational units are located in the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia-GO	2,136	Macapá-AP	2,165
Bagé-RS	2,299	Maceió-AL	2,211
Boa Vista-RR	2,393	Manaus-AM	2,467
Bodoquena-MS	1,328	Marília-SP	3,234
Cacoal-RO	2,406	Natal-RN	2,202
Campinas-SP	4,045	Paragominas-PA	2,292
Canuanã-TO	1,646	Paranavaí-PR	1,818
Caucaia-CE	2,296	Pinheiro-MA	2,150
Ceilândia-DF	3,348	Propriá-SE	2,123
Cidade de Deus – Osasco-SP		Registro-SP	2,353
Unit I	4,227	Rio Branco-AC	2,796
Unit II	2,816	Rio de Janeiro-RJ	4,102
Education Offices of Youngsters and Adults	7,735	Rosário do Sul-RS	1,186
Preliminary and Continuing Qualification of Workers	3,897	Salvador-BA	2,075
Conceição do Araguaia-PA	2,447	São João Del Rei-MG	2,191
Cuiabá-MT	2,386	São Luis-MA	2,454
Feira de Santana-BA	953	Teresina-PI	2,368
Garanhuns-PE	1,048	Vila Velha-ES	2,070
Gravataí-RS	3,476
Irecê-BA	2,513
Itajubá-MG	2,760	(*) Forecast of Service for 2007
Jaboatão-PE	2,605
Jardim Conceição-SP	2,722
João Pessoa-PB	2,273
Laguna-SC	2,219	Total	108,231(*)

Fundação Bradesco – An Educational Project as large as Brazil

Financing

Funds for the financing of the activities of Fundação Bradesco derive from income, exclusive of its own Stockholders’ Equity.

Funds Applied in the last 10 years (*)	R$ 1.271 billion
Funds Applied in 2006	R$183.917 million
Funds expected for 2007	R$189.851 million

(*) in nominal value, not readjusted, equivalent to R$3.033 billion, restated by Selic/CDI rate in the period.

Courses – Grades

	Assistance Forecast for 2007

	Students	% of Total

Kindergarten	488	0.45
Elementary School	33,311	30.78
High School	13,188	12.19
Youth and Adult Education	21,705	20.05
Preliminary and Continuing Qualification of Workers	35,681	32.97
High School Technical Professional Education	3,858	3.56
Total	108,231	100%

Student Profile – Reference: Service in 2006

Increase in the Number of Students

Social Report – 1st Quarter of 2007 and 2006

1) Calculation basis

	1st Quarter of 2007 – R$ thousand	1st Quarter of 2006 – R$ thousand

Net revenue (NR) (1)	4,070,947	4,322,485
Operating income (OI) (2)	2,466,422	2,497,472
Gross payroll (GP)	1,459,826	1,419,009

2) Internal social indicators

	R$ thousand	% on GP	% on NR	R$ thousand	% on GP	% on NR

Meals	119,501	8.2	2.9	120,283	8.5	2.8
Compulsory social charges	259,208	17.8	6.4	247,341	17.4	5.7
Private pension plans	78,604	5.4	1.9	79,098	5.6	1.8
Healthcare insurance	79,769	5.5	2.0	68,525	4.8	1.6
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	9,726	0.7	0.2	8,101	0.6	0.2
On-site child care and child-care benefit	10,311	0.7	0.3	10,233	0.7	0.2
Employee profit sharing	123,834	8.5	3.0	99,633	7.0	2.3
Other	26,868	1.8	0.7	24,065	1.7	0.6
Total – Internal social indicators	707,821	48.6	17.4	657,279	46.3	15.2

3) External social indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Education (*)	304	–	–	408	–	–
Culture	1,565	0.1	–	963	–	–
Health and basic sanitation	1,037	–	–	314	–	–
Sports	–	–	–	–	–	–
Prevention of hunger and food security	–	–	–	–	–	–
Other	1,474	0.1	–	1,858	0.1	–
Total contribution to society	4,380	0.2	–	3,543	0.1	–
Taxes (excluding social charges)	1,473,605	59.7	36.2	1,371,564	54.9	31.7
Total – External social indicators	1,477,985	59.9	36.2	1,375,107	55.0	31.7

4) Environmental indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs and/or projects	–	–	–	–	–	–
Total investments in environmental protection	–	–	–	–	–	–

As regards the establishment of "annual goals" for minimizing waste, general production/operation consumption and the efficient use of natural resources, the company:	( ) has no established goals ( ) complies 51 to 75%			( ) has no established goals ( ) complies 51 to 75%
	( ) complies 0 to 50% ( ) complies 76 to 100%			( ) complies 0 to 50% ( ) complies 76 to 100%

5) Employees indicators

	1st Quarter of 2007	1st Quarter of 2006

Employees at the end of the period	79,686	74,940
Admissions during the period	2,089	1,949
Outsourced employees	7,361	8,159
Trainees/interns	806	1,320
Employees older than 45	7,477	6,685
Women employees	37,887	34,838
% of management positions held by women	42.5	41.5
Black employees	9,939	9,049
% of management positions held by blacks	12.9	12.9
Disabled employees or employees with special needs	866	787

6) Key information regarding the level of business citizenship

	1st Quarter of 2007			Targets – 1st Quarter of 2008

Ratio between maximum and minimum salary:	19.2			N/A

Total number of occupational accidents:	61			Staff awareness for avoiding accidents in the work place

The company's social and environmental projects were established by:	( ) directors	( x ) directors and managers	( ) all employees	( ) directors	( x ) directors and managers	( ) all employees

Occupational safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa

As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies with OIT rules	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies with OIT rules

Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

The company's profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required

As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere	( x ) gives support	() organizes and encourages participation	( ) does not interfere	( x ) gives support	( ) organizes and encourages participation

Total number of consumer’s complaints and critics:	In company: 28,765	At Procon: 1,467	At court: 4,838	In company:	At Procon:	At court:
Prepare and make our employees aware, thus, reducing the number of complaints

% of complaints solved:	In company: 100%	At Procon: 100%	At court: 73%	In company: 100%	At Procon: 100%	At court: 100%

Total added value to be distributed (in R$ thousand):	1st Quarter of 2007: R$4,532,371			1st Quarter of 2006: R$4,423,174

Distribution of added value (DVA):	34.2% government		28.2% taxpayers	37.2% government		28.2% taxpayers
	13.2% stockholders		24.4% withheld	12.2% stockholders		22.4% withheld

7) Other information

The information contained in the Social Report was reviewed by PricewaterhouseCoopers Auditores Independentes.
* The information above does not include funds invested by Fundação Bradesco (one of Bradesco’s parent companies), which totaled R$167.1 million in education in 2005 and R$183.9 million in 2006.

(1) Net Revenue (NR) is considered Gross Income from Financial Intermediation.	N/D – Not available	N/A – Non-applicable.

7 - Report of Independent Auditors

(A free translation from the original in Portuguese)

Independent Auditors' Report on the Limited Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility

To the Board of Directors
Banco Bradesco S.A.

1.
In connection with our limited review of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries (consolidated) as of March 31, 2007, December 31 and March 31, 2006, on which we issued a report without exceptions dated May 4, 2007, we carried out a limited review of the supplementary accounting information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility. This supplementary information was prepared by the Bank's management to permit additional analysis and is not a required part of the quarterly information.

2.
Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil — IBRACON, in conjunction with the Federal Accounting Council — CFC, for the purpose of reviewing the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this accounting information and (b) a review of the significant information and the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries.

3.
Based on our limited review, we are not aware of any material modifications which should be made to the supplementary information, referred to above, in order that this information be fairly stated, in all material respects, in relation to the Quarterly Information referred to in paragraph one, taken as a whole.

4.	As described in Note 13, the goodwill on investments in associated and subsidiary companies was amortized in 2006.

São Paulo, May 4, 2007

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

8 - Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

Dear Stockholders,

We are pleased to present the Financial Statements of Banco Bradesco S.A. and consolidated companies for the quarter ended on March 31, 2007, pursuant to the Brazilian Corporate Law.

At the Bradesco Organization, among the material events of the period, the most outstanding were:

  on January 23,the execution of the commitment to transfer to Bradesco the stockholding control of Banco BMC S.A. and its subsidiaries. BMC is one of the largest private banks in payroll deductible loans. The operation, subject to approval by the proper authorities, reaffirms Bradesco’s goals of strengthening its presence and operation in the country’s consumer financing market;
  on March 29, the start of the ATM Outplaced Terminals Sharing between Bradesco and Banco do Brasil, with the purpose of improving the width and efficiency of our services. At the end of the implementation, the Shared Network will rely on nearly 8,200 ATM outplaced terminals; and
  on April 27, Moody’s Investors Service raised Bradesco’s Bank Financing Strength Rating (BFSR) from C- to B-. This rating is the highest one granted to Brazilian banks in that category.

In the quarter, Bradesco recorded a Net Income of R$1.705 billion, equivalent to R$0.85 per share, and an annualized profitability of 28.90% on the final Stockholders’ Equity and of 30.16% on the average Stockholders’ Equity. The annualized return on Total Assets was 2.44% as compared to 2.86% in the same period of the previous year.

Due to the main activities carried out by Bradesco Organization, taxes and contributions in the period, including paid or accrued pension taxes and contributions, totaled R$1.733 billion, 101.64% of the Net Income.

The control of administrative expenses, together with the permanent effort for increasing revenues, has contributed, over the periods, to the improvement in the year-to-date Operating Efficiency Ratio – IEO, from 44.14% in March 2006 to 42.09% on March 31, 2007.

At the end of the quarter, the paid-up Capital Stock was R$18 billion, which includes the R$3.800 billion increase, with 100% stock bonus, by using part of the “Income Reserve – Statutory Reserve” account, as per resolution in the Special Stockholders’ Meeting held on March 12 and ratification by the Brazilian Central Bank on March 15. Added to Equity Reserves of R$8.029 billion, it comprised the Stockholders’ Equity of R$26.029 billion, with an evolution of 27.75% when compared to the same period of the previous year, corresponding to the equity value of R$13.01 per stock.

The Managed Stockholders’ Equity corresponds to 9.25% of the consolidated Assets, which added up to R$281.944 billion, a 30.29% increase over March/2006. Thus, the capital adequacy ratios reached 17.76% in the financial consolidated and 15.74% in the economic-financial consolidated, therefore higher than the minimum of 11% set forth by Resolution 2,099, as of 8.17.1994, of the National Monetary Council, in accordance with the Basel Committee. At the end of the quarter, the stockholders' equity to fixed assets ratio, compared to the Consolidated Reference Stockholders’ Equity, was 49.23% in the financial consolidated and 11.45% in the economic-financial consolidated, thus placed within the maximum limit of 50%.

In compliance with the provisions in Article 8th of Circular 3,068, as of 11.8.2001, of the Brazilian Central Bank, Bradesco states that it has financial capacity and intention to hold to maturity the securities rated in the “securities held to maturity” category.

The global volume of funds raised and managed by Bradesco Organization recorded a growth of 25.25% when compared to the same period of the previous year, totaling R$406.970 billion on March 31, distributed as follows:

• R$135.063	billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Savings Accounts;

• R$151.651	billion in assets under management, comprising Investment Funds, Managed Portfolios and Quotas of Third-Party Funds, a 15.52% growth compared to the same period in the previous year;

• R$64.376
billion recorded in the Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection of Related Taxes, Funds From Issuance of Securities, Subordinated Debt in the country and Other Fundings;

• R$50.653	billion in Technical Provisions for Insurance, Supplementary Private Pension Plans and Certificated Savings Plans, with an increase of 19.03% when compared to March 2006;

• R$5.228	billion in Foreign Funding, by means of public and private issuances, Subordinated Debt and Securitization of Future Financial Flows, representing US$2.550 billion.

At the end of the period, loan operations totaled R$101.473 billion, being included in this amount:

• R$5.851	billion in Advances on Foreign Exchange Contracts, for a total Portfolio of US$6.614 billion of Export Financing;

• US$1.018	billion operations of Import Financing in Foreign Currencies;

• R$4.122	billion in Leasing;

• R$7.711	billion in businesses in the Rural Area;

• R$36.983	billion in Consumer Financing;

• R$9.589	billion referring to onlending operations of external and internal funds, mainly coming from BNDES – Brazilian Development Bank.

In the Real Estate Loan segment, the Organization allocated funds in the amount of R$668.958 million in the quarter for house construction and acquisition, corresponding to 5,891 properties.

Bradesco, through Banco Bradesco BBI S.A. and to support the capitalization of companies, the Bank intermediated primary and secondary operations of stocks, debentures and promissory notes, as well as operations of Credit Right Investment Funds, which totaled, in the period, R$5.382 billion, corresponding to 39.13% of the total volume of issuances registered at the CVM – Brazilian Securities and Exchange Commission. The Bank was also highlighted in Mergers and Acquisitions, Project Financing, Structured Operations and Treasury, taking care of the structuring, origination, distribution and asset management businesses, and clients’ financial flows and inventories.

By developing activities in the Insurance, Supplementary Pension Plans and Certificated Savings Plans areas, on March 31 Grupo Bradesco de Seguros e Previdência recorded a Net Income of R$528.988 million and Stockholders’ Equity of R$7.256 billion. Net premiums issued reached R$4.801 billion, with a 9.19% growth compared to the same period of the previous year.

Made available for clients and users, Bradesco Organization’s Network, at the end of the quarter, was comprised of 23,325 outlets, 24,464 machines of Bradesco Dia&Noite (Day&Night) ATM Network, 23,330 of them working even on weekends and holidays. In addition, 3,346 machines of Banco24Horas (24-hour Bank) were made available for Bradesco clients for withdrawal operations, issuance of statements and balance consultation.

3,015	Branches in the Country (3,014 Bradesco and 1 Banco Finasa);

3	Branches Overseas, 1 in New York, 1 in Grand Cayman and 1 in Nassau, in Bahamas (Boavista);

5	Subsidiaries Overseas (Banco Bradesco Argentina S.A., in Buenos Aires, Banco Bradesco Luxembourg S.A., in Luxembourg, Bradesco Securities, Inc., in New York, Bradesco Services Co., Ltd., in Tokyo and Cidade Capital Markets Ltd., in Grand Cayman);

5,639	Banco Postal Branches;

9,084	Bradesco Expresso Outlets

2,609	Corporate Site Branches;

2,580	Outplaced Terminals of Bradesco Dia&Noite (Day&Night) ATM Network;

390
Branches of Finasa Promotora de Vendas, a company present in 17,960 car dealers and 21,582 stores trading furniture and home décor, tourism, auto parts, information technology programs and equipment, home building material and telephony, among others.

In the quarter, it is worth mentioning that Bradesco Organization, in compliance with Instruction 381, issued by the Brazilian Securities and Exchange Commission, did not contract or had services rendered by PricewaterhouseCoopers Auditores Independentes unrelated to the independent audit in levels higher than 5% of total costs thereof. The policy adopted complies with the principles preserving the auditor’s independence, pursuant to the internationally accepted criteria, such as: the auditor shall neither audit his own work, nor perform management duties with his client or promote his interests.

In the social area, the Organization is mainly focused on the educational and assistance work developed for more than 50 years by Fundação Bradesco, aimed at the education of low-income children, youngsters and adults. Through its own 40 schools set up in all Brazilian States and in the Federal District, the Foundation has already graduated and qualified more than 662 thousand students in Elementary School, High School Technical Professional Courses, Adult and Youngster Education Courses, and Initial and Continuing Education of Workers, in the country’s largest private program for investment in social education. This year, with a planned budget of R$189.851 million, the Foundation will provide free quality education to more than 108 thousand students, of whom over 50 thousand are elementary students and will also receive free food, medical and dental assistance, uniforms and school supplies.

It is worth pointing out Bradesco’s support to Finasa Esportes Project, with volleyball and basketball training centers at Fundação Bradesco in Osasco, SP, and in local schools and sports centers in the city. It currently assists 3,000 girls from 9 to 18 years of age.

In the Human Resources area, Bradesco maintains its intense training program, aimed at the staff ’s qualification and professional development, with increasingly more positive results in the evolution of assistance and efficiency of services provided. In the period, 534 courses were conducted, with 173,448 participations. The assistance benefits aimed at the improvement of the quality of life, well being and safety of the employees and their dependents comprised 176,050 lives at the end of the quarter.

It is worth pointing out that Bradesco is the first financial institution of the Americas to receive Rule SA 8000, a certification granted by Social Accountability International – SAI, which evaluates the adoption of good social responsibility practices, such as respect to human rights, child rights and the main labor rights, in addition to a safe and healthy work environment.

The results accomplished reflect Bradesco’s efforts to exceed expectations and always offer the best. In view of the success reached, we thank our stockholders and clients for their support and trust and our employees for their dedicated and efficient work.

Cidade de Deus, May 4, 2007.

Board of Directors and Board of Executive Officers

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Assets	2007	2006

	March	December	March

Current assets	224,020,139	197,385,329	164,978,265
Funds available (Note 6)	4,243,926	4,761,972	3,012,703
Interbank investments (Notes 3b and 7)	31,036,284	25,538,077	23,347,982
Investments in federal funds purchased and securities sold under agreements to repurchase	26,091,028	20,617,520	15,550,118
Interbank deposits	4,945,372	4,921,545	7,797,865
Allowance for losses	(116)	(988)	(1)
Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	85,476,758	72,854,434	54,842,521
Own portfolio	69,411,110	53,523,157	52,194,097
Subject to repurchase agreements	8,208,182	12,258,492	47,360
Derivative financial instruments	819,772	520,635	1,517,457
Restricted deposits – Brazilian Central Bank	5,022,477	440,235	313,879
Privatization currencies	–	–	1
Subject to collateral provided	2,013,010	750,260	766,632
Securities purpose of unrestricted purchase and sale commitments	2,207	5,361,655	3,095
Interbank accounts	19,166,315	18,726,069	16,547,833
Unsettled receipts and payments	568,738	50,945	325,459
Restricted credits: (Note 9)
– Restricted deposits – Brazilian Central Bank	18,544,346	18,664,706	16,173,653
– National treasury – rural credit	578	578	578
– SFH	6,585	6,728	9,821
Interbank onlendings	3,131	–	–
Correspondent banks	42,937	3,112	38,322
Interdepartmental accounts	72,984	186,338	325,342
Internal transfer of funds	72,984	186,338	325,342
Loan Operations (Notes 3e, 10 and 32b)	55,249,979	51,697,772	47,711,270
Loan operations:
– Public sector	77,381	73,840	253,121
– Private sector	59,892,881	56,258,898	51,077,791
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(4,720,283)	(4,634,966)	(3,619,642)
Leasing operations (Notes 2, 3e, 10 and 32b)	1,892,563	1,798,326	1,328,297
Leasing receivables:
– Public sector	50,802	44,017	28,566
– Private sector	3,622,250	3,461,812	2,634,856
Leasing receivables	(1,697,415)	(1,632,031)	(1,279,854)
Provision for leasing losses (Notes 3e, 10f, 10g and 10h)	(83,074)	(75,472)	(55,271)
Other receivables	25,551,218	20,626,867	16,704,810
Receivables on securities and guarantees honored (Note 10a)	2,054	38	10
Foreign exchange portfolio (Note 11a)	13,620,180	7,946,062	8,999,580
Receivables	206,353	174,072	237,884
Negotiation and intermediation of amounts	498,939	598,350	366,589
Insurance premiums receivable	1,093,530	1,257,298	1,088,376
Sundry (Note 11b)	10,223,800	10,744,251	6,146,636
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(93,638)	(93,204)	(134,265)
Other assets (Note 12)	1,330,112	1,195,474	1,157,507
Other assets	381,913	360,925	366,013
Provision for devaluations	(188,520)	(188,825)	(178,814)
Prepaid Expenses (Note 3g and 12b)	1,136,719	1,023,374	970,308
Long-term receivables	54,366,773	64,669,494	46,605,063
Interbank investments (Notes 3b and 7)	564,972	451,113	411,353
Interbank deposits	564,972	451,113	411,353
Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	12,056,872	24,395,525	13,826,609

Assets	2007	2006

	March	December	March

Own portfolio	8,156,984	18,529,693	10,340,488
Subject to repurchase agreements	1,735,107	3,093,581	629,164
Derivative financial instruments	205,487	28,430	82,900
Restricted deposits - Brazilian Central Bank	1,846,509	–	1,522,512
Privatization currencies	80,100	70,716	58,752
Subject to collateral provided	32,685	14,869	1,084,083
Securities purpose of unrestricted purchase and sale commitments	–	2,658,236	108,710
Interbank accounts	401,057	398,737	388,433
Restricted credits: (Note 9)
– SFH	401,057	398,737	388,433
Loan operations (Notes 3e, 10 and 32b)	29,247,872	28,017,197	22,966,106
Loan operations:
– Public sector	741,341	711,030	804,360
– Private sector	30,286,068	29,056,350	23,597,543
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(1,779,537)	(1,750,183)	(1,435,797)
Leasing operations (Notes 2, 3e, 10 and 32b)	2,045,399	1,953,232	1,296,062
Leasing receivables:
– Public sector	95,258	108,108	87,275
– Private sector	3,906,087	3,769,707	2,633,473
Unearned income from leasing	(1,863,372)	(1,840,215)	(1,364,471)
Allowance for leasing losses (Notes 3e, 10f, 10g and 10h)	(92,574)	(84,368)	(60,215)
Other assets	9,377,486	8,675,350	7,203,025
Receivables	1,493	1,498	2,341
Negotiation and intermediation of amounts	252,528	110,684	38,920
Sundry (Note 11b)	9,129,244	8,571,013	7,171,798
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(5,779)	(7,845)	(10,034)
Other assets (Note 12)	673,115	778,340	513,475
Other assets	7,959	8,174	8,370
Provision for devaluations	(1,043)	(766)	(1,547)
Prepaid expenses (Note 3g and 12b)	666,199	770,932	506,652
Permanent assets	3,557,375	3,492,450	4,808,022
Investments (Notes 3h, 13 and 32b)	661,698	696,582	922,327
Ownership in affiliated and subsidiary companies:
– Local	410,413	403,033	402,443
Other investments	610,409	651,568	885,596
Allowance for losses	(359,124)	(358,019)	(365,712)
Property, plant and equipment in use (Notes 3i and 14)	2,215,976	2,136,783	1,992,733
Buildings in use	1,061,150	1,055,640	1,127,496
Other property, plant and equipment in use	4,239,812	4,101,918	3,626,524
Accumulated depreciation	(3,084,986)	(3,020,775)	(2,761,287)
Leased assets (Note 14)	17,864	16,136	11,094
Leased assets	28,561	25,142	26,313
Accumulated depreciation	(10,697)	(9,006)	(15,219)
Deferred charges (Notes 2, 3j and 15)	661,837	642,949	1,881,868
Organization and expansion costs	1,612,739	1,593,771	1,371,218
Accumulated amortization	(950,902)	(950,822)	(816,550)
Goodwill on acquisition of subsidiaries, net of amortization (Note 15a)	–	–	1,327,200
Total	281,944,287	265,547,273	216,391,350
The Notes are an integral part of the Financial Statements.

Liabilities	2007	2006

	March	December	March

Current liabilities	175,057,686	161,255,812	124,335,003
Deposits (notes 3k and 16a)	61,807,134	60,529,761	51,900,775
Demand deposits	20,115,520	20,526,800	16,240,015
Savings deposits	27,608,759	27,612,587	25,560,295
Interbank deposits	157,625	290,091	128,014
Time deposits (Note 32b)	13,331,940	11,549,089	9,714,205
Other deposits	593,290	551,194	258,246
Federal funds purchased and securities sold under agreements to repurchase (notes 3k and 16b)	33,729,568	32,423,179	12,926,466
Own portfolio	12,180,278	21,343,014	1,795,532
Third-party portfolio	20,077,321	3,471,383	11,030,935
Unrestricted portfolio	1,471,969	7,608,782	99,999
Issuance of securities (Notes 16c and 32b)	2,051,628	1,964,401	1,839,053
Mortgage notes	876,212	856,490	843,013
Debentures	131,533	51,094	181,065
Securities issued abroad	1,043,883	1,056,817	814,975
Interbank accounts	181,618	5,814	157,194
Correspondent banks	181,618	5,814	157,194
Interdepartmental accounts	1,768,224	2,225,711	1,267,803
Third-party funds in transit	1,768,224	2,225,711	1,267,803
Borrowings (Notes 17a and 32b)	6,707,311	5,545,094	5,606,876
Local borrowings - official institutions	334	267	328
Local borrowings - other institutions	345	44,438	7
Borrowings abroad	6,706,632	5,500,389	5,606,541
Local onlendings - official institutions (Notes 17b and 32b)	5,251,834	4,702,433	3,860,397
National treasury	79,705	99,073	14,402
BNDES	2,975,199	2,188,507	1,928,559
CEF	10,850	10,065	9,162
Finame	2,185,270	2,404,019	1,907,573
Other institutions	810	769	701
Foreign onlendings (Notes 17b and 32b)	10,045	170	374
Foreign onlendings	10,045	170	374
Derivative financial instruments (Notes 3d and 32)	815,447	510,881	1,126,052
Derivative financial instruments	815,447	510,881	1,126,052
Provisions for insurance, private pension plans and certificated savings plans (Notes 3l and 21)	39,964,734	38,427,352	30,730,349
Other liabilities	22,770,143	14,921,016	14,919,664
Collection and collection of taxes and other contributions	1,994,968	175,838	1,516,773
Foreign exchange portfolio (Note 11a)	8,416,047	2,386,817	3,878,459
Social and statutory payables	634,250	190,916	1,713,847
Fiscal and pension plans (Note 20a)	2,001,568	2,800,684	1,508,770
Negotiation and intermediation of amounts	378,536	422,232	404,945
Financial and development Funds	1,235	876	1,768
Subordinated debts (Notes 19 and 32b)	107,294	59,411	117,125
Sundry (Note 20b)	9,236,245	8,884,242	5,777,977
Long-term liabilities	80,633,005	79,417,199	71,529,055
Deposits (Notes 3k and 16a)	22,354,762	23,375,452	22,581,722
Time deposits (Note 32b)	22,354,762	23,375,452	22,581,722

Liabilities	2007	2006

	March	December	March

Federal funds purchased and securities sold under agreements to repurchase (Notes 3k and 16b)	17,171,854	15,252,254	11,110,156
Own portfolio	17,171,854	15,252,254	11,110,156
Funds from issuance of securities (Notes 16c and 32b)	3,827,310	3,671,878	4,468,206
Mortgage notes	2,902	1,207	300
Debentures	2,552,100	2,552,100	2,552,100
Liabilities of securities abroad	1,272,308	1,118,571	1,915,806
Borrowings (Notes 17a and 32b)	250,043	232,812	436,670
Local borrowings – official institutions	362	511	684
Local borrowings – other institutions	–	9	9
Borrowings abroad	249,681	232,292	435,977
Local onlendings - official institutions (Notes 17b and 32b)	6,415,304	6,938,536	5,706,582
BNDES	2,348,103	3,343,511	2,415,061
CEF	62,853	59,844	53,916
Finame	4,003,371	3,534,018	3,235,685
Other institutions	977	1,163	1,920
Derivative financial instruments (Notes 3d and 32)	40,084	8,123	2,361
Derivative financial instruments	40,084	8,123	2,361
Provisions for insurance, private pension plans and certificated savings plans (Notes 3l and 21)	10,687,767	10,701,862	11,824,824
Other liabilities	19,885,881	19,236,282	15,398,534
Fiscal and pension plans (Note 20a)	6,393,057	5,213,836	4,617,358
Negotiation and intermediation of amounts	17,417	–	–
Subordinated debts (Notes 19 and 32b)	12,039,661	11,890,046	9,496,614
Sundry (Note 20b)	1,435,746	2,132,400	1,284,562
Future taxable income	163,978	180,460	79,863
Future taxable income	163,978	180,460	79,863
Minority interest in consolidated subsidiaries (Note 22)	60,963	57,440	72,003
Stockholders' equity (Note 23)	26,028,655	24,636,362	20,375,426
Capital:
– Local residents	16,691,642	13,162,481	11,947,791
– Foreign residents	1,308,358	1,037,519	1,052,209
Capital reserves	55,178	55,005	36,223
Profit reserves	6,091,423	8,787,106	6,883,896
Mark-to-market adjustment- securities and derivatives	1,948,731	1,644,661	490,657
Treasury stock (Notes 23e and 32b)	(66,677)	(50,410)	(35,350)
Stockholders' equity managed by parent company	26,089,618	24,693,802	20,447,429
Total	281,944,287	265,547,273	216,391,350
The Notes are an integral part of the Financial Statements.

Consolidated Statement of Adjusted Income – R$ thousand	(A free translation from the original in Portuguese)

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Revenues from financial intermediation	9,525,111	9,842,128	9,081,254
Loan operations (Note 10j)	4,936,359	5,112,754	4,517,466
Leasing operations (Note 10j)	191,817	192,898	133,898
Operations with securities (Note 8f)	1,481,724	1,833,231	1,047,959
Financial income on insurance, private pension plans and certificated savings plans (Note 8f)	1,685,144	1,942,738	1,832,569
Derivative financial instruments (Note 8f)	764,642	347,540	1,085,497
Foreign exchange transactions (Note 11a)	149,264	98,051	114,242
Compulsory deposits (Note 9b)	316,161	314,916	349,623
Expenses from financial intermediation	5,454,164	5,710,663	4,758,769
Market funding operations (Note 16e)	2,884,640	3,010,976	2,536,410
Price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans (Note 16e)	1,043,589	1,138,529	1,042,648
Borrowings and onlendings (Note 17c)	364,583	369,088	239,736
Leasing operations (Note 10j)	1,691	2,129	1,533
Allowance for doubtful accounts (Notes 3e, 10g e 10h)	1,159,661	1,189,941	938,442

Gross income from financial intermediation	4,070,947	4,131,465	4,322,485

Other operating income (expenses)	(1,604,525)	(2,069,426)	(1,825,013)
Fee and commission income (Note 24)	2,559,188	2,423,752	2,040,548
Operating income on insurance, private pension plans and certificated savings plans (Notes 3l and 21d)	3,605,971	4,626,761	3,458,354
Net premiums issued	4,801,108	5,662,096	4,396,541
Reinsurance premiums and redeemed premiums	(1,195,137)	(1,035,335)	(938,187)
Variation in technical provisions for insurance, private pension plans and certificated savings plans (Note 3l)	(663,215)	(1,955,521)	(579,158)
Retained claims (Note 3l)	(1,427,886)	(1,651,421)	(1,508,635)
Certificated savings plans draws and redemptions (Note 3l)	(301,043)	(343,384)	(284,553)
Insurance, private pension plans and certificated savings plans selling expenses (Note 3l)	(259,833)	(268,731)	(243,125)
Private pension plans benefits and redemptions expenses (Note 3l)	(712,564)	(449,415)	(727,341)
Personnel expenses (Note 25)	(1,459,826)	(1,460,199)	(1,419,009)
Other administrative expenses (Note 26)	(1,539,500)	(1,671,274)	(1,317,459)
Tax expenses (Note 27)	(611,904)	(584,274)	(543,798)
Equity in the earnings of affiliated companies (Note 13c)	11,589	30,257	4,694
Other operating income (Note 28)	337,274	430,410	254,716
Other operating expenses (Note 29)	(1,142,776)	(1,196,387)	(960,247)
Operating income	2,466,422	2,062,039	2,497,472
Non-operating income (Note 30)	(2,714)	(29,038)	(31,826)
Income before taxes on profit and interest	2,463,708	2,033,001	2,465,646
Taxes on income (Notes 34a and 34b)	(755,324)	(328,582)	(930,108)
Minority interest in consolidated subsidiaries	(3,067)	(1,580)	(5,279)
Net Income	1,705,317	1,702,839	1,530,259
The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Stockholdesrs' Equity – R$ thousand	(A free translation from the original in Portuguese)

Events	Restated Paid-Up Capital		Capital Reserves		Profit Reserves		Mark-To-Market Adjustment-TVM and Derivatives		Treasury Stocks	Retained Earnings	Total

	Capital Stock	Unrealized Capital	Tax Incentives From Income Tax	Other	Legal	Statutory	Own	Affiliated and Subsidiaries

Balances as of 12.31.2005	13,000,000	–	2,103	33,929	1,034,890	4,860,324	(71,097)	579,056	(29,931)	–	19,409,274

Restatement of exchange membership certificates	–	–	–	191	–	–	–	–	–	–	191
Acquisition of treasury stocks	–	–	–	–	–	–	–	–	(7,996)	–	(7,996)
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	(3,022)	(14,280)	–	–	(17,302)
Cancellation of treasury stocks	–	–	–	–	–	(2,577)	–	–	2,577	–	–
Net income	–	–	–	–	–	–	–	–	–	1,530,259	1,530,259
Allocations: – Reserves	–	–	–	–	76,513	914,746	–	–	–	(991,259)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(539,000)	(539,000)

Balances as of 3.31.2006	13,000,000	–	2,103	34,120	1,111,403	5,772,493	(74,119)	564,776	(35,350)	–	20,375,426

Balances as of 9.30.2006	13,000,000	–	2,103	34,447	1,191,509	6,684,065	(61,354)	963,140	(40,555)	–	21,773,355

Capital increase through subscription	1,200,000	–	–	–	–	–	–	–	–	–	1,200,000
Restatement of exchange membership certificates	–	–	–	160	–	–	–	–	–	–	160
Acquisition of treasury stocks	–	–	–	–	–	–	–	–	(9,855)	–	(9,855)
Goodwill in stock subscription	–	–	–	18,295	–	–	–	–	–	–	18,295
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	74,116	668,759	–	–	742,875
Net income	–	–	–	–	–	–	–	–	–	1,702,839	1,702,839
Allocations: – Reserves	–	–	–	–	96,083	815,449	–	–	–	(911,532)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(166,307)	(166,307)
– Proposed dividends	–	–	–	–	–	–	–	–	–	(625,000)	(625,000)

Balances as of 12.31.2006	14,200,000	–	2,103	52,902	1,287,592	7,499,514	12,762	1,631,899	(50,410)	–	24,636,362

Capital increase with reserves	3,800,000	–	–	–	–	(3,800,000)	–	–	–	–	–
Restatement of exchange membership certificates	–	–	–	173	–	–	–	–	–	–	173
Acquisition of treasury stocks	–	–	–	–	–	–	–	–	(16,267)	–	(16,267)
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	3,971	300,099	–	–	304,070
Net income	–	–	–	–	–	–	–	–	–	1,705,317	1,705,317
Allocations: – Reserves	–	–	–	–	85,266	1,019,051	–	–	–	(1,104,317)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(601,000)	(601,000)

Balances as of 3.31.2007	18,000,000	–	2,103	53,075	1,372,858	4,718,565	16,733	1,931,998	(66,677)	–	26,028,655
The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Financial Position – R$ thousand	(A free translation from the original in Portuguese)

		2007	2006

		1st Quarter	4th Quarter	1st Quarter

Financial resources were provided by :		17,977,825	33,378,098	12,954,923
Net income		1,705,317	1,702,839	1,530,259
Adjustments to net income		138,263	64,826	266,180
Depreciation and amortization		132,818	129,850	109,257
Goodwill amortization		–	–	118,673
Provision (reversal) for interbank investment losses and investments		233	(41,873)	15,716
Equity in the earnings of affiliated companies		(11,589)	(30,257)	(4,694)
Other		16,801	7,106	27,228
Change in future taxable income		(16,482)	7,519	27,731
Change in minority interest		3,523	1,519	13,944
Mark-to-market adjustment - securities available for sale		304,070	742,875	(17,302)
Stockholders		–	1,218,295	–
Capital increase through subscription		–	1,200,000	–
Goodwill in stock subscription		–	18,295	–
Third parties' funds provided by:
– Increase in liabilities sub-items		15,475,067	21,149,795	9,811,181
Deposits		256,683	5,052,045	–
Federal funds purchased and securities sold under agreements to repurchase		3,225,989	11,411,605	–
Funds from issuance of securities		242,659	–	103,373
Interbank accounts		175,804	–	18,001
Interdepartmental accounts		–	485,877	–
Borrowings and onlendings		1,215,492	778,938	–
Derivative financial instruments		336,527	10,824	889,940
Provisions for insurance, private pension plans and certificated savings plans		1,523,287	3,410,506	1,692,618
Other liabilities		8,498,626	–	7,107,249
– Decrease in assets sub-items		277,122	8,372,478	1,247,134
Interbank investments		–	8,372,478	1,247,134
Interdepartmental accounts		113,354	–	–
Insurance premiums receivable		163,768	–	–
– Sale (write-off) of assets and investments		84,780	90,747	33,674
Non-operating assets		31,855	46,044	28,370
Property, plant and equipment in use and leased assets		5,524	15,271	4,480
Investments		47,029	6,232	784
Sale (write-off) of deferred charges		372	23,200	40
– Interest on own capital and dividends received and/or provisioned from affiliated companies		6,165	27,205	42,122
Financial resources were used for:		18,495,871	32,563,433	13,305,261
Interest on own capital paid/dividends paid and/or provisioned		601,000	791,307	539,000
Stock buyback		16,267	9,855	7,996
Capital expenditures in		247,514	258,330	151,325
Non-operating assets		51,218	37,975	38,075
Property, plant and equipment in use and leased assets		188,175	185,567	108,996
Investments		8,121	34,788	4,254
Deferred charges		64,043	98,863	650,522
Increase in assets sub-items		17,109,560	29,738,733	8,845,719
Interbank investments		5,611,194	–	–
Securities and derivative financial instruments		283,628	23,821,676	4,218,323
Interbank accounts		442,566	1,296,262	14,101
Interdepartmental accounts		–	66,168	152,511
Loan operations		4,782,882	3,237,633	2,348,573
Leasing operations		186,404	321,482	213,060
Other receivables		5,790,255	808,841	1,786,448
Insurance premiums receivable		–	76,377	15,374
Other receivables and assets		12,631	110,294	97,329
Decrease in liabilities sub-items		457,487	1,666,345	3,110,699
Deposits		–	–	923,145
Federal funds sold and securities sold under agreements to repurchase		–	–	602,262
Funds from issuance of securities		–	460,983	–
Interbank accounts		–	168,078	–
Interdepartmental accounts		457,487	–	633,110
Borrowings and onlendings		–	–	952,182
Other liabilities		–	1,037,284	–
Increase/(decrease) in funds available		(518,046)	814,665	(350,338)

Changes in	At the beginning of the period	4,761,972	3,947,307	3,363,041
financial	At the end of the period	4,243,926	4,761,972	3,012,703
position	Increase (decrease) in funds available	(518,046)	814,665	(350,338)
The Notes are an integral part of the Financial Statements.

Additional Information – Consolidated Cash Flow – R$ thousand	(A free translation from the original in Portuguese)

		2007	2006

		1st Quarter	4th Quarter	1st Quarter

Operating activies:

Net income		1,705,317	1,702,839	1,530,259

Adjustments to reconcile net income to net funds from (used in) operating activities:		1,297,924	1,254,767	1,204,622
Allowance for doubtful accounts		1,159,661	1,189,941	938,442
Provision (Reversal of) for losses on interbank investments and investments		233	(41,873)	15,716
Depreciation and amortization		132,818	129,850	109,257
Goodwill amortization		–	–	118,673
Equity in the earnings of affiliated companies		(11,589)	(30,257)	(4,694)
Other		16,801	7,106	27,228

Adjusted income		3,003,241	2,957,606	2,734,881

Change in assets and liabilities:		(7,945,612)	(17,614,422)	(2,617,547)

Decrease (increase) in interbank investments		(5,611,194)	8,372,478	1,247,134
Decrease (increase) in securities and derivative financial instruments		52,899	(23,810,852)	(3,328,383)
Decrease (increase) in interbank accounts		(387,122)	207,519	(267,313)
Decrease (increase) in interdepartmental accounts		(344,133)	419,709	(785,621)
Decrease (increase) in loan operations		(4,897,553)	(3,633,812)	(2,695,644)
Decrease (increase) in leasing operations		(202,212)	(335,943)	(221,487)
Decrease (increase) in insurance premiums receivable		163,768	(76,377)	(15,374)
Decrease (increase) in other receivables		(5,788,623)	(829,043)	(1,776,382)
Decrease (increase) in other assets		(12,631)	(110,294)	(97,329)
Amounts written-off against the allowance for doubtful accounts		(1,030,814)	(759,096)	(593,010)
Increase (decrease) in provisions for insurance, private pension plans and certificated savings plans		1,523,287	3,410,506	1,692,618
Increase (decrease) in other liabilities		8,301,128	(1,219,611)	4,212,815
Increase (decrease) in future taxable income		(16,482)	7,519	27,731
Mark-to-market adjustment – securities available for sale		304,070	742,875	(17,302)

Net cash provided by (used in) operating activities		(4,942,371)	(14,656,816)	117,334

Investment activities:
Decrease (increase) in compulsory deposits – Brazilian Central Bank		120,360	(1,671,859)	271,213
Sale of non-operating assets		31,855	46,044	28,370
Sale of investments		47,029	6,232	784
Sale of property, plant and equipment in use and leased assets		5,524	15,271	4,480
Decrease in deferred charges		372	23,200	40
Acquisition of non-operating assets		(51,218)	(37,975)	(38,075)
Acquisition of investments		(8,121)	(34,788)	(4,254)
Acquisition of property, plant and equipment in use and leased assets		(188,175)	(185,567)	(108,996)
Deferred charges		(64,043)	(98,863)	(650,522)
Interest on own capital and dividends received and/or provisioned from affiliated companies		6,165	27,205	42,122

Net cash provided by (used in) investing activities		(100,252)	(1,911,100)	(454,838)

Financing activities:
Increase (decrease) in deposits		256,683	5,052,045	(923,145)
Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase		3,225,989	11,411,605	(602,262)
Increase (decrease) in funds from issuance of securities		242,659	(460,983)	103,373
Increase (decrease) in borrowings and onlendings		1,215,492	778,938	(952,182)
Subordinated debt		197,498	182,324	2,894,434
Capital increase through subscription		–	1,200,000	–
Goodwill in the stock subscription		–	18,295	–
Interest on own capital paid/dividends paid and/or provisioned		(601,000)	(791,307)	(539,000)
Stock buyback		(16,267)	(9,855)	(7,996)
Variation/acquisition in minority interest		3,523	1,519	13,944

Net cash provided by (used in) financing activities		4,524,577	17,382,581	(12,834)

Increase/(Decrease) in funds available, net		(518,046)	814,665	(350,338)

Changes	At the beginning of the period	4,761,972	3,947,307	3,363,041
in funds	At the end of the period	4,243,926	4,761,972	3,012,703
available, net	Increase/(Decrease) in funds available, net	(518,046)	814,665	(350,338)

Additional Information – Consolidated Value Added Statement – R$ thousand	(A free translation from the original in Portuguese)

	2007		2006

	1st Quarter		4th Quarter		1st Quarter

	R$	%	R$	%	R$	%

Value added breakdown

Gross income from financial intermediation	4,070,947	89.8	4,131,465	101.3	4,322,485	97.7
Fee and commission income	2,559,188	56.5	2,423,752	59.5	2,040,548	46.1
Other operating income/expenses	(2,097,764)	(46.3)	(2,479,323)	(60.8)	(1,939,859)	(43.8)
Total	4,532,371	100.0	4,075,894	100.0	4,423,174	100.0

Value added distribution

Employees	1,278,113	28.2	1,273,375	31.2	1,245,980	28.2
Remuneration	723,206	16.0	708,882	17.4	677,628	15.3
Benefits	315,053	6.9	344,065	8.4	302,204	6.8
FGTS	77,494	1.7	70,683	1.7	74,312	1.7
Other Charges	162,360	3.6	149,745	3.7	191,836	4.4

Government	1,548,941	34.2	1,099,680	27.0	1,646,935	37.2
Tax expenses	611,904	13.5	584,274	14.3	543,798	12.3
Taxes on income	755,324	16.7	328,582	8.1	930,108	21.0
INSS	181,713	4.0	186,824	4.6	173,029	3.9

Interest on own capital paid/dividends paid
and/or proposed	601,000	13.2	40,000	1.0	539,000	12.2

Profit reinvestment	1,104,317	24.4	1,662,839	40.8	991,259	22.4

Total	4,532,371	100.0	4,075,894	100.0	4,423,174	100.0

Notes to the Consolidated Financial Statements	(A free translation from the original in Portuguese)

We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

Index
1) Operations	217
2) Presentation of the Financial Statement	217
3) Significant Accounting Policies	219
4) Information for Comparison Purposes	223
5) Adjusted Balance Sheet and Statement of Income by Business Segment	224
6) Funds Available	225
7) Interbank Investments	226
8) Securities and Derivative Financial Instruments	227
9) Interbank Accounts – Restricted Deposits	236
10) Loan Operations	236
11) Other Receivables	246
12) Other Assets	247
13) Investments	248
14) Property, Plant and Equipment in Use and Leased Assets	249
15) Deferred Charges	250
16) Deposits, Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Funds from Issuance of Securities	251
17) Borrowings and Onlendings	254
18) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security	255
19) Subordinated Debt	257
20) Other Liabilities	258
21) Insurance, Private Pension Plans and Certificated Savings Plans Operations	259
22) Minority Interest in Consolidated Subsidiaries	261
23) Stockholders’ Equity (Parent Company)	261
24) Fee and Commission Income	264
25) Personnel Expenses	264
26) Other Administrative Expenses	264
27) Tax Expenses	265
28) Other Operating Income	265
29) Other Operating Expenses	265
30) Non-Operating Income	265
31) Transactions with Parent Companies (Direct and Indirect)	266
32) Financial Instruments	267
33) Employee Benefits	272
34) Taxes on Income	273
35) Other Information	275

1) Operations

Banco Bradesco S.A. (Bradesco) is a private-sector publicly-held company which, operating as a Multiple Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Investment Bank, Consortium Management, Insurance, Private Pension Plan and Certificated Savings Plans activities. Operations are conducted within the context of the companies comprising the Bradesco Organization, working in an integrated manner in the market.

In this context, Bradesco carried out the following operations in the three-month period ended on March 31, 2007:

  On January 23, 2007, Bradesco executed with controlling stockholders of Banco BMC S.A. (BMC) “Private Instrument for Commitment of Merger of Stocks and Other Covenants”, for the acquisition of BMC and its subsidiaries BMC Asset Management Ltda. – Distribuidora de Títulos e Valores Mobiliários, BMC Previdência Privada S.A. and Credicerto Promotora de Vendas Ltda. The operation comprises the transfer to Bradesco of 100% of the stocks representing BMC’s capital stock.
  The payment will be by delivering to BMC’s stockholders stocks issued by Bradesco corresponding to approximately 0.94% of its capital stock, which will be increased by R$800 million. The merger will provide Bradesco with an increasing platform in the fastest-growing sector of the Country’s consumer financing market, as well as with a strengthened presence in the financing of SMEs. The operation depends on the ratification of Brazilian Central Bank (Bacen).

2) Presentation of the Financial Statements

The financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting policies determined by Brazilian Corporate Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities Commission (CVM), Brazilian Council of Private Insurance (CNSP), Superintendence of Private Insurance (Susep) and the National Agency for Supplementary Healthcare (ANS), and consider the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account, reduced from the residual amount received in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as the portions of the net income and the stockholders’ equity referring to the interest of minority stockholders were highlighted. In the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and in the jointly controlled investments was presented in deferred assets until June 30, 2006, and was fully amortized in 3Q06 (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries was allocated to the statement of income accounts according to the corresponding assets and liabilities from which it was originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of provisions for insurance, supplementary pension plans and certificated savings plans and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

We highlight the main ownerships included in the Consolidated Financial Statements:

	Activity	Total Ownership

		2007	2006

		March	December	March
		31	31	31

Financial area – local
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Loans and Financing	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.88%	99.88%	99.88%
Banco Bankpar S.A. (2) (3) (4)	Banking	100.00%	99.99%	–
Banco Bradesco BBI S.A. (5)	Investment Bank	100.00%	100.00%	100.00%
Banco BEC S.A. (6) (7)	Banking	–	–	89.22%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A.	Banking	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S.A. (7)	Banking	–	–	100.00%
Bankpar Arrendamento Mercantil S.A. (2) (4) (8)	Leasing	100.00%	99.99%	–
Bankpar Banco Múltiplo S.A. (2) (4) (9)	Banking	100.00%	99.99%	–
Bradesco Administradora de Consórcios Ltda. (10)	Consortium Management	99.99%	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (11)	Brokerage	100.00%	100.00%	99.99%
BRAM – Bradesco Asset Management S.A. DTVM	Assets under Management	100.00%	100.00%	100.00%
Bradesco Templeton Asset Management Ltda. (12)	Assets under Management	–	–	50.10%
Companhia Brasileira de Meios de Pagamento – VISANET (1) (13) (14) (15)	Service Provision	39.67%	39.67%	39.67%

Financial area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (16)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%

Insurance, private pension and certificated savings plans area
Atlântica Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Áurea Seguros S.A. (1) (13) (14)	Insurance	27.50%	27.50%	27.50%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/Health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private Pension Plans/Insurance	100.00%	100.00%	100.00%
Finasa Seguradora S.A.	Insurance	100.00%	100.00%	100.00%
Indiana Seguros S.A. (1) (14) (17)	Insurance	40.00%	40.00%	40.00%
Seguradora Brasileira de Crédito à Exportação S.A. (1) (13) (14)	Insurance	12.09%	12.09%	12.09%

Other activities
Átria Participações Ltda. (18)	Holding	100.00%	100.00%	100.00%
Bankpar Participações Ltda. (2) (19)	Holding	–	99.99%	–
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	99.87%	99.87%	99.87%
Bradesplan Participações Ltda. (20) (21)	Holding	99.98%	99.98%	–
Cia. Securitizadora de Créditos Financeiros Rubi	Credit Acquisition	100.00%	100.00%	100.00%
Cibrasec – Companhia Brasileira de Securitização (1) (13) (14)	Credit Acquisition	9.08%	9.08%	9.08%
CPM Holdings Limited (13)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações Ltda. (22) (23)	Holding	99.88%	99.88%	100.00%
Scopus Tecnologia Ltda.	Information Technology	99.87%	99.87%	99.87%
Serasa S.A. (13) (24)	Services Provision	26.41%	26.41%	26.36%
Tempo Serviços Ltda. (2) (25)	Service Provision	99.99%	99.99%	–
União Participações Ltda.	Holding	99.99%	99.99%	99.99%

(1)	Companies whose audit services in 2006 were carried out by other independent auditors;
(2)	Company acquired in June 2006;
(3)	Current name of Banco American Express S.A.;
(4)	Interest increase due to the transfer of interest to Banco Bradesco S.A., owing to the capital reduction of Tempo Serviços Ltda, in February 2007;
(5)	Current name of Banco BEM S.A.;
(6)	Company became wholly-owned subsidiary in the 3rd quarter of 2006;
(7)	Company was merged by Alvorada Cartões, Crédito, Financiamento e Investimento S.A. in November 2006;
(8)	Current name of Inter American Express Arrendamento Mercantil S.A.;

(9)	Current name of American Express Bank (Brazil) Banco Múltiplo S.A.;
(10)	Current name of Bradesco Consórcios Ltda.;
(11)	Increase in the share due to the purchase of stocks of minority stockholders;
(12)	The company is no longer consolidated as from April 2006 due to the partial sale of the investment, and to the sale, in July 2006, of the remaining balance;
(13)	Companies proportionally consolidated, in conformity with Resolution 2,723 of CMN and CVM Instruction 247;
(14)	Companies whose audit/review services in 2007 were carried out by other independent auditors;
(15)
The entity of specific purpose called Brazilian Merchant Voucher Receivables Limited is being consolidated, a company which takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);

(16)
The specific purpose entity called International Diversified Payment Rights Company is being consolidated, a company which takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);

(17)	Company considered subsidiary in view of equity interest of 51% in the voting capital;
(18)	Current name of Átria Participações S.A.;
(19)	Company merged by Tempo Serviços Ltda, in January 2007;
(20)	Company acquired in May 2006;
(21)	Current name of Bradesplan Participações S.A.;
(22)	Interest decrease due to the sale of the investment to Banco Alvorada S.A.;
(23)	Current name of Nova Paiol Participações S.A.;
(24)	Interest increase due to the acquisition of Banco BEC S.A.; and
(25)	Current name of American Express do Brasil Tempo Ltda.

Supplementary Information to Financial Statements:

With the purpose of providing supplementary information, we present the cash flow statement by the indirect method and the value added statement, not required by the accounting practices adopted in Brazil and by Bacen, which have been prepared in conformity with the structure set forth in the Chart of Accounts for National Financial System Institutions (Cosif).

3) Significant Accounting Policies

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance and coinsurance premiums and commissions, net of premiums assigned in coinsurance and reinsurance and corresponding commissions, are appropriated to results upon issuance of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsures (IRB), respectively.

The supplementary private pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from certificated savings plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded when the certificated savings plans contributions are effectively received. The payment for draw redemptions is considered as expenses of the month when these occur.

The expenses for technical provisions for private pension plans and certificated savings plans are recorded at the same time as the corresponding revenues there from are recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to mark-to-market. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

c) Securities

Trading securities – securities which are acquired for the purpose of being actively and frequently traded are adjusted to mark-to-market as a counter-entry to income for the period;

Securities available for sale – securities which are not specifically intended for trading purposes or as held to maturity are adjusted to mark-to-market as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects; and

Securities held to maturity – securities for which there exists intention and financial capacity for maintenance in portfolio through to maturity are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on Management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments, which do not comply with the hedging criteria established by Bacen, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

e) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan granting and allowance for doubtful accounts

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan granting are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution no. 2,682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution no. 2,682 is also taken into account for customer risk classification purposes as follows:

Past-due period	Customer classification

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of these operations past due up to 59 days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written-off against the existing allowance and controlled over, at least, a five-year period in memorandum accounts, no longer being recorded in balance sheet accounts.

Renegotiated operations are maintained, at least, with a classification equal to their prior rating. Renegotiated loan operations, already written-off against the provision and which are recorded in memorandum accounts, are classified at “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant amortization of the operation or when new material facts justify the risk level chance, pursuant to CMN Resolution no. 2,682, the operation may be reclassified to a lower risk category.

The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses and considers BACEN requirements and instructions, as well as Management’s appraisal of the related credit risks.

f) Taxes on income (asset and liability)

Tax credits on taxes on income, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables - Sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities – Fiscal and pension plan activities”.

Tax credits on temporary additions are carried out upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be carried out as taxable income is generated. Such tax credits are recorded based on the current expectations for their realization, taking into account the technical studies and analyses carried out by the management.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10%. The provision for social contribution is recorded at the rate of 9% of pre-income tax. Provisions were recorded for other taxes on income in accordance with specific applicable legislation.

g) Prepaid expenses

These record investments of resources in prepayments, whose benefits or service provision will take place in future periods, therefore, they are recorded in assets considering the accrual method of accounting, which determines that income and expenses must be included in the determination of the income for the periods in which they occur, always simultaneously when they are correlated, regardless of receipt or payment.

Prepaid payments correspond to the installment already paid for service rights to be received or for the future use of financial assets or resources from third-parties.

This group is basically represented by: commission in the placement of financings, contracts in the rendering of banking services, insurance selling expenses, insurance expenses and other costs on funding abroad and advertising expenses, as described in Note 12 b.

Thus, based on the “accrual method of accounting” and the “confrontation between income and expense”, incurred costs related to corresponding assets which will generate income in subsequent periods are recorded in prepaid expenses. These assets are appropriated to the income in accordance with terms and amounts of benefits which are expected and written-off in the income when corresponding assets and rights are no longer part of the institution’s assets or the expected future benefits can not be realized.

h) Investments

The investments in subsidiaries, shared control subsidiaries and affiliated companies, when relevant, are valuated by the equity accounting method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into Reais and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Custody and Settlement Chamber (Cetip) and the Mercantile and Futures Exchange (BM&F) are recorded at their unaudited book values, informed by the corresponding exchanges, and fiscal incentives and other investments are recorded at acquisition cost, less the provision for losses, when applicable.

i) Fixed assets

This is shown at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets of which: real estate in use – 4% p.a.; furnishings and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

j) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization at 20% per annum, calculated on the straight-line method.

Goodwill in the acquisition of investments in subsidiary companies and shared control subsidiaries, based on future profitability expectation, had an amortization of 10% to 20% per annum and was recorded in deferred assets, until June 30, 2006.

Goodwill was reviewed by the Management Bodies and was fully amortized in 3Q06, as mentioned in Note 15a.

k) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

l) Provisions relating to insurance, private pension plans and certificated savings plans activities

Technical provisions are calculated according to actuarial technical notes approved by SUSEP and ANS, and criteria set forth by CNSP Resolution no. 120/2004.

• Insurance of basic lines, life and health

– The provision of unearned premiums is comprised of retained premiums which are deferred during the term of effectiveness of the insurance agreements, determining the pro rata day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect). When this provision’s insufficiency is ascertained by means of actuarial calculations, the Provision of Premium Insufficiency will be formed.

– The provision of claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims incurred and not reported by those insured/beneficiaries. The provision is established net of recoveries of co-insurance and re-insurance.

– The provision of unsettled claims is established based on the estimates of payments of indemnities, net of recoveries of co-insurance and re-insurance, pursuant to notices of claims received from those insured until the balance sheet date. The provision is monetarily restated and includes all the claims under litigation.

– “Other provisions” refers to 59-year-old or over insurance policy holders owning individual health insurance plans sold after Law 9,656/98, for remission benefits, and to offset the difference between the amounts resulting from applying to the monthly fees of the “individual health” insurance the restatements authorized by the ANS annually, and those calculated based on the sector’s price restatement, which burden the average amount of the indemnified events.

• Supplementary private pension plans and life insurance covering survival

– The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of supplementary pension plans, disability, pension and savings funds. They are calculated according to the methodology and premises set forth in Actuarial Technical Notes. The provisions linked to life insurance covering survival (VGBL) and to the private pension plans of the “unrestricted benefits generating” (PGBL) category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in investment funds specially established (FIEs).

– The contribution insufficiency provision is constituted to complement the mathematical provisions of benefits to be granted and granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT-2000.

– The financial fluctuation provision is established until the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations.

– The administrative expenses provision is constituted to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the Actuarial Technical Note.

• Certificated savings plans

– The mathematical provision for redemptions is calculated on nominal amounts of certificated savings plans and monetarily restated, when applicable, based on Actuarial Technical Notes approved by Susep.

– The provisions for redemptions are established by the values of the expired certificated savings plans and also by the values of the certificated savings plans which have not expired but whose redemption has been early required by the clients. The provisions are monetarily restated based on the indexes estimated in each plan.

– The provisions for unrealized and payable draws are constituted to meet premiums arising from future draws (unrealized) and also to premiums arising from draws in which clients were already selected (payable).

m) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

The recognition, measuring and disclosure of contingent assets and liabilities and legal liabilities are made according to the criteria defined in CVM Resolution 489/05.

• Contingent Assets: They are not recognized on an accounting basis, except when the Management has total control of the situation or when there are real guarantees or favorable judicial decisions, on which more resources are not provided for, characterizing the gain as practically certain. The contingent assets with probability of probable success are only disclosed in the financial statements (Note 18a);

• Contingent Liabilities: They are established taking into consideration the opinion of the legal advisors; the nature of the lawsuits; similarity with previous processes; complexity; and, in the positioning of Courts, whenever the loss is evaluated as probable, what would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved are measurable with enough safety. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the notes, and those classified as remote do not require provision and disclosure (Notes 18b and 18c);

• Legal Liabilities – Tax and Social Security: They result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements (Note 18b).

n) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) Information for Comparison Purposes

As of June 30, 2006, Bradesco started consolidating Amex Brasil and its subsidiaries in its financial statements.

We present the main balance sheet and statement of income:

	R$ thousand

	Amex Brasil and subsidiaries

	3.31.2007	12.31.2006

Assets
Current and long-term assets	3,704,835	3,455,466
Funds available	25,962	94,860
Interbank investments	79,571	79,915
Securities and derivative financial instruments	1,534,230	1,375,582
Interbank and interdepartmental accounts	1,560	1,513
Loan operations and other loans	246,559	9,022
Other receivables and other assets	1,816,953	1,894,574
Permanent assets	49,562	51,714
– Investments	646	480
– Property, plant and equipment	46,591	48,720
– Deferred charges	2,325	2,514
Total	3,754,397	3,507,180

Liabilities
Current and long-term liabilities	2,025,285	1,882,414
Demand, time and other deposits	382,629	42,400
Borrowings and onlendings	8,625	50,318
Derivative financial instruments	2,331	315
Other liabilities	1,631,700	1,789,381
Future taxable income	50,996	55,181
Stockholders’ equity	1,678,116	1,569,585
Total	3,754,397	3,507,180

Statement of Income	R$ thousand

	Amex Brasil and subsidiaries

	2007	2006

	1st Quarter	4th Quarter

Revenues from financial intermediation	108,577	50,550
Expenses from financial intermediation	13,386	13,484
Gross income from financial intermediation	121,963	64,034
Other operating income (expenses)	(95,400)	(55,093)
Operating income	26,563	8,941
Non-operating income	14	58
Income before taxes on profit and interests	26,577	8,999
Taxes on income	(18,027)	(11,282)
Net Income/(Loss)	8,550	(2,283)

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Local	Foreign	Local	Foreign

Assets
Current and long-term assets	199,693,500	24,707,032	62,569,552	20,752	1,226,973	(9,830,897)	278,386,912
Funds available	4,184,200	49,438	82,412	19,260	11,212	(102,596)	4,243,926
Interbank investments	29,257,868	2,387,141	–	–	–	(43,753)	31,601,256
Securities and derivative financial instruments	32,027,209	7,333,779	58,667,802	63	818,341	(1,313,564)	97,533,630
Interbank and interdepartmental accounts	19,625,588	14,768	–	–	–	–	19,640,356
Loan and leasing operations	81,225,572	14,209,245	–	–	–	(6,999,004)	88,435,813
Other receivables and other assets	33,373,063	712,661	3,819,338	1,429	397,420	(1,371,980)	36,931,931
Permanent assets	20,458,029	4,048	1,224,373	23	196,986	(18,326,084)	3,557,375
Investments	18,024,607	–	937,339	–	25,836	(18,326,084)	661,698
Property, plant and equipment in use and leased assets	1,822,071	3,902	237,291	23	170,553	–	2,233,840
Deferred charges	611,351	146	49,743	–	597	–	661,837
Total on March 31, 2007	220,151,529	24,711,080	63,793,925	20,775	1,423,959	(28,156,981)	281,944,287
Total on December 31, 2006	206,700,231	20,876,882	61,551,849	22,012	1,409,900	(25,013,601)	265,547,273
Total on March 31, 2006	162,351,483	20,733,467	52,033,292	25,759	1,282,398	(20,035,049)	216,391,350

Liabilities
Current and long-term liabilities	193,952,810	15,660,197	55,434,359	10,037	464,185	(9,830,897)	255,690,691
Deposits	80,512,768	3,809,250	–	–	–	(160,122)	84,161,896
Federal funds purchased and securities sold under agreements to repurchase	47,327,221	3,849,087	–	–	–	(274,886)	50,901,422
Funds from issuance of securities	4,802,214	2,312,374	–	–	–	(1,235,650)	5,878,938
Interbank and interdepartmental accounts	1,949,303	539	–	–	–	–	1,949,842
Borrowings and onlendings	23,225,401	2,181,590	7	–	338	(6,772,799)	18,634,537
Derivative financial instruments	813,083	57,874	–	–	34	(15,460)	855,531
Provisions for insurance, private pension plans and certificated savings plans	–	–	50,642,626	9,875	–	–	50,652,501
Other liabilities:
– Subordinated debt	9,235,595	2,911,360	–	–	–	–	12,146,955
– Other	26,087,225	538,123	4,791,726	162	463,813	(1,371,980)	30,509,069
Future taxable income	163,978	–	–	–	–	–	163,978
Stockholders’ equity/minority interest in consolidated subsidiaries	6,086	9,050,883	8,359,566	10,738	959,774	(18,326,084)	60,963
Stockholders’ equity, parent company	26,028,655	–	–	–	–	–	26,028,655
Total on March 31, 2007	220,151,529	24,711,080	63,793,925	20,775	1,423,959	(28,156,981)	281,944,287
Total on December 31, 2006	206,700,231	20,876,882	61,551,849	22,012	1,409,900	(25,013,601)	265,547,273
Total on March 31, 2006	162,351,483	20,733,467	52,033,292	25,759	1,282,398	(20,035,049)	216,391,350

b) Statement of income

						R$ thousand

	Financial		Insurance group		Other activities (2)	Amount eliminated (4)	Consolidated Total
	(1) (2)		(2) (3)

	Local	Foreign	Local	Foreign

Revenues from financial intermediation	7,570,809	313,885	1,698,827	239	22,725	(81,374)	9,525,111
Expenses from financial intermediation	4,267,272	226,122	1,043,589	–	(282)	(82,537)	5,454,164
Gross income from financial intermediation	3,303,537	87,763	655,238	239	23,007	1,163	4,070,947
Other operating income (expenses)	(1,754,093)	(8,517)	129,615	652	28,981	(1,163)	(1,604,525)
Operating income	1,549,444	79,246	784,853	891	51,988	–	2,466,422
Non-operating income	(6,926)	788	4,449	–	(1,025)	–	(2,714)
Income before taxes on profit and interests	1,542,518	80,034	789,302	891	50,963	–	2,463,708
Taxes on income	(478,619)	(1,211)	(258,422)	–	(17,072)	–	(755,324)
Minority interest in consolidated subsidiaries	(197)	–	(2,783)	–	(87)	–	(3,067)
Net income in the 1st quarter of 2007	1,063,702	78,823	528,097	891	33,804	–	1,705,317
Net income in the 4th quarter of 2006	987,593	126,610	569,918	(1,016)	19,734	–	1,702,839
Net income in the 1st quarter of 2006	944,148	94,686	460,856	165	30,404	–	1,530,259

(1)	The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources), as well as credit card management and asset management companies;
(2)	The balances of equity accounts, revenues and expenses are being eliminated among companies from the same segment;
(3)	The “Insurance Group” segment comprises insurance, private pension plans and certificated savings plans companies, whose financial information is adapted to the accounting policies of the holding company; and
(4)	Amounts eliminated among companies from different segments as well as operations carried out in the country and abroad.

6) Funds Available

			R$ thousand

	2007	2006

	March	December	March
	31	31	31

Local currency	4,030,210	4,556,711	2,846,579
Foreign currency	213,668	205,215	166,081
Investments in gold	48	46	43
Total	4,243,926	4,761,972	3,012,703

7) Interbank Investments

a) Composition and terms

						R$ thousand

	2007					2006

	Up to 30	From 31 to	From 181 to	More than	March	December	March
	days	180 days	360 days	360 days	31	31	31

Investments in the open market:
Own portfolio position	678,906	1,840,993	–	–	2,519,899	17,641,004	4,519,584
• Financial treasury bills	246,822	–	–	–	246,822	645,838	–
• National treasury notes	169,320	683,194	–	–	852,514	1,814,618	–
• National treasury bills	262,764	1,157,799	–	–	1,420,563	15,180,548	4,519,584
Third-party portfolio position	20,314,803	1,456,042	–	–	21,770,845	2,968,260	11,030,534
• Financial treasury bills	14,492,008	–	–	–	14,492,008	154,357	1,087,735
• National treasury notes	765,810	–	–	–	765,810	124,988	2,192,252
• National treasury bills	5,056,985	1,456,042	–	–	6,513,027	2,688,915	7,750,547
Sold position	–	–	–	–	–	8,256	–
• National treasury bills	–	–	–	–	–	8,256	–
Unrestricted securities	1,800,284	–	–	–	1,800,284	–	–
• Generic operations	1,800,284	–	–	–	1,800,284	–	–
Subtotal	22,793,993	3,297,035	–	–	26,091,028	20,617,520	15,550,118
Interbank deposits
• Interbank deposits	3,400,809	1,023,153	521,410	564,972	5,510,344	5,372,658	8,209,218
• Provisions for losses	(116)	–	–	–	(116)	(988)	(1)
Subtotal	3,400,693	1,023,153	521,410	564,972	5,510,228	5,371,670	8,209,217
Total March 31, 2007	26,194,686	4,320,188	521,410	564,972	31,601,256
%	82.9	13.7	1.6	1.8	100.0
Total on December 31, 2006	20,497,975	4,227,781	812,321	451,113		25,989,190
%	78.9	16.3	3.1	1.7		100.0
Total on March 31, 2006	18,303,321	4,486,652	558,009	411,353			23,759,335
%	77.0	18.9	2.4	1.7			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Income on investments in purchase and sale commitments:
Own portfolio position	103,472	319,118	224,281
Third-party portfolio position	652,804	524,545	546,172
Sold position	100	3,882	–
Unrestricted securities – Generic operations	24,934	–	–
Subtotal	781,310	847,545	770,453
Income from interbank deposits	117,020	128,857	121,242
Total (Note 8f)	898,330	976,402	891,695

8) Securities and Derivative Financial Instruments

Find below the information related to securities and derivative financial instruments:

a) Summary of the consolidated classification of securities by business segments and issuer

									R$ thousand

	2007						2006

	Financial	Insurance/ Certificated saving plans	Private pension plans	Other activities	March 31%		December 31%		March 31%

Trading securities	24,681,886	8,142,969	23,820,563	498,505	57,143,923	65.7	58,494,500	66.1	48,259,662	74.3
– Government securities	18,362,583	6,267,357	241,561	419,842	25,291,343	29.0	26,898,450	30.4	17,447,575	26.8
– Corporate bonds	5,294,044	1,875,612	599,018	78,663	7,847,337	9.0	8,877,555	10.0	8,322,109	12.9
– Derivative financial instruments (1)	1,025,259	–	–	–	1,025,259	1.2	549,065	0.6	1,600,357	2.5
– PGBL / VGBL restricted bonds	–	–	22,979,984	–	22,979,984	26.5	22,169,430	25.1	20,889,621	32.1
Securities available for sale	9,434,489	2,142,043	15,014,722	31,181	26,622,435	30.6	26,756,802	30.2	12,507,915	19.2
– Government securities	6,821,390	1,232,070	13,065,071	1,749	21,120,280	24.3	21,352,520	24.1	8,045,932	12.3
– Corporate bonds	2,613,099	909,973	1,949,651	29,432	5,502,155	6.3	5,404,282	6.1	4,461,983	6.9
Securities held to maturity (4)	986,607	–	2,209,226	–	3,195,833	3.7	3,227,912	3.7	4,256,929	6.5
– Government securities	986,607	–	2,209,226	–	3,195,833	3.7	3,227,912	3.7	4,218,161	6.4
– Corporate bonds	–	–	–	–	–	–	–	–	38,768	0.1
Subtotal	35,102,982	10,285,012	41,044,511	529,686	86,962,191	100.0	88,479,214	100.0	65,024,506	100.0
Purchase and sale commitments (2)	3,084,783	1,591,191	5,895,465	–	10,571,439	–	8,770,745	–	3,644,624	–
Overall total	38,187,765	11,876,203	46,939,976	529,686	97,533,630	–	97,249,959	–	68,669,130	–

– Government securities	26,170,580	7,499,427	15,515,858	421,591	49,607,456	57.0	51,478,882	58.2	29,711,668	45.5
– Corporate bonds	8,932,402	2,785,585	2,548,669	108,095	14,374,751	16.5	14,830,902	16.7	14,423,217	22.4
– PGBL / VGBL restricted bonds	–	–	22,979,984	–	22,979,984	26.5	22,169,430	25.1	20,889,621	32.1
Subtotal	35,102,982	10,285,012	41,044,511	529,686	86,962,191	100.0	88,479,214	100.0	65,024,506	100.0
Purchase and sale commitments (2)	3,084,783	1,591,191	5,895,465	–	10,571,439		8,770,745		3,644,624
Overall total	38,187,765	11,876,203	46,939,976	529,686	97,533,630		97,249,959		68,669,130

b) Consolidated portfolio breakdown by issuer

									R$ thousand

Securities (3)	2007							2006

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to- market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Mark-to- market/ book value (5) (6) (7)	Mark-to- market	Mark-to- market/ book value (5) (6) (7)	Mark-to- market

Government securities	5,126,272	7,008,020	5,090,911	32,382,253	49,607,456	47,565,218	2,042,238	51,478,882	1,593,895	29,711,668	316,451
Financial treasury bills	525,951	870,627	872,700	1,082,054	3,351,332	3,353,980	(2,648)	3,859,182	623	6,544,824	1,910
National treasury bills	4,377,896	3,281,361	4,215,966	5,292,880	17,168,103	17,152,713	15,390	22,552,189	2,777	2,094,992	1,673
National treasury notes	149,558	6,891	–	24,606,564	24,763,013	23,201,618	1,561,395	21,060,164	1,164,444	16,073,023	4,784
Brazilian foreign debt notes	–	2,830,419	218	1,189,849	4,020,486	3,558,772	461,714	3,709,828	427,625	4,711,014	318,588
Privatization currencies	–	–	–	201,880	201,880	196,033	5,847	191,907	(1,817)	171,456	(10,417)
Foreign government securities	70,839	18,722	2,027	8,927	100,515	99,957	558	103,491	264	114,249	(54)
Other	2,028	–	–	99	2,127	2,145	(18)	2,121	(21)	2,110	(33)
Corporate bonds	5,589,624	845,638	1,009,030	6,930,459	14,374,751	13,426,571	948,180	14,830,902	949,579	14,423,217	607,233
Certificates of bank deposit	681,899	465,069	232,469	1,733,801	3,113,238	3,115,184	(1,946)	3,782,653	–	6,845,360	(49)
Stocks	3,371,179	–	–	–	3,371,179	2,472,964	898,215	3,202,279	879,147	1,555,087	455,207
Debentures	5,712	1,118	747,193	3,409,416	4,163,439	4,168,005	(4,566)	2,876,220	(18,475)	1,504,771	(34,632)
Foreign securities	923	333,702	2,753	1,121,388	1,458,766	1,390,847	67,919	1,496,176	77,754	1,918,285	59,007
Derivative financial instruments	749,701	45,687	24,384	205,487	1,025,259	1,023,874	1,385	549,065	24,325	1,600,357	145,510
Other	780,210	62	2,231	460,367	1,242,870	1,255,697	(12,827)	2,924,509	(13,172)	999,357	(17,810)
PGBL / VGBL restricted bonds	3,049,410	3,423,093	4,798,909	11,708,572	22,979,984	22,979,984	–	22,169,430	–	20,889,621	–
Subtotal	13,765,306	11,276,751	10,898,850	51,021,284	86,962,191	83,971,773	2,990,418	88,479,214	2,543,474	65,024,506	923,684
Purchase and sale commitments (2)	7,083,815	40,769	892,151	2,554,704	10,571,439	10,571,439	–	8,770,745	–	3,644,624	–
Overall Total	20,849,121	11,317,520	11,791,001	53,575,988	97,533,630	94,543,212	2,990,418	97,249,959	2,543,474	68,669,130	923,684

c) Consolidated classification by category, days to maturity and business segment

I) Trading Securities

									R$ thousand

Securities (3)	2007							2006

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to- market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Mark-to- market/ book value (5) (6) (7)	Mark-to- market	Mark-to- market/ book value (5) (6) (7)	Mark-to- market

– Financial	6,020,194	3,792,385	4,885,726	9,983,581	24,681,886	24,644,092	37,794	28,861,243	51,574	7,325,135	153,033
National treasury bills	4,050,611	3,188,251	3,691,325	4,595,486	15,525,673	15,510,300	15,373	20,855,969	2,777	193,111	1,608
Financial treasury bills	444,265	351,656	621,340	122,341	1,539,602	1,542,065	(2,463)	1,832,592	755	3,059,159	391
Certificates of bank deposit	108,637	57,738	22,352	1,103,664	1,292,391	1,294,337	(1,946)	1,166,609	–	888,618	–
Derivative financial instruments (1)	749,701	45,687	24,384	205,487	1,025,259	1,023,874	1,385	549,065	24,325	1,600,357	145,510
Debentures	–	93	524,188	2,663,520	3,187,801	3,186,545	1,256	1,783,399	(1,841)	319,301	–
Brazilian foreign debt notes	–	12,774	–	39,423	52,197	48,162	4,035	55,489	6,705	110,086	7,249
National treasury notes	149,558	324	–	1,003,641	1,153,523	1,148,834	4,689	73,406	3,603	221,350	(2,960)
Foreign corporate securities	922	117,140	110	223,600	341,772	326,293	15,479	319,291	15,509	354,216	1,301
Foreign government securities	70,839	18,722	2,027	–	91,588	91,602	(14)	94,110	(259)	114,249	(54)
Stocks	39,559	–	–	–	39,559	39,559	–	19,491	–	44,855	(12)
Other	406,102	–	–	26,419	432,521	432,521	–	2,111,822	–	419,833	–
– Insurance and certificated savings plans	1,174,421	825,199	895,983	5,247,366	8,142,969	8,142,969	–	5,813,390	(10)	7,289,077	9
Financial treasury bills	1	399,926	107,923	647,988	1,155,838	1,155,838	–	1,480,914	(10)	1,892,021	9
National treasury bills	326,825	86,329	470,363	597,083	1,480,600	1,480,600	–	1,416,707	–	1,419,450	–
Certificates of bank deposit	496,400	332,375	113,454	303,512	1,245,741	1,245,741	–	1,748,395	–	2,538,391	–
National treasury notes	–	6,567	–	3,624,352	3,630,919	3,630,919	–	429,215	–	1,034,537	–
Stocks	87,760	–	–	–	87,760	87,760	–	85,914	–	65,637	–
Debentures	–	2	204,243	–	204,245	204,245	–	343,522	–	256,987	–
Other	263,435	–	–	74,431	337,866	337,866	–	308,723	–	82,054	–

									R$ thousand

Securities (3)	2007							2006

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to- market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Mark-to- market/ book value (5) (6) (7)	Mark-to- market	Mark-to- market/ book value (5) (6) (7)	Mark-to- market

– Private pension plans	3,116,333	3,521,694	4,907,174	12,275,362	23,820,563	23,820,563	–	23,353,933	–	33,267,180	533
Financial treasury bills	–	40,813	25,010	8,662	74,485	74,485	–	21,478	–	649,758	582
National treasury notes	–	–	–	13,975	13,975	13,975	–	72,523	–	8,268,921	–
Certificates of bank deposit	13	57,788	72,929	267,631	398,361	398,361	–	682,148	–	2,863,717	(49)
National treasury bills	15	–	10,317	20,989	31,321	31,321	–	53,038	–	58,987	–
Stocks	66,895	–	–	–	66,895	66,895	–	66,270	–	46,078	–
Privatization currencies	–	–	–	121,780	121,780	121,780	–	121,191	–	112,703	–
Debentures	–	–	9	2,000	2,009	2,009	–	2,084	–	179,961	–
PGBL / VGBL restricted bonds	3,049,410	3,423,093	4,798,909	11,708,572	22,979,984	22,979,984	–	22,169,430	–	20,889,621	–
Other	–	–	–	131,753	131,753	131,753	–	165,771	–	197,434	–
– Other activities	100,498	39,262	125,297	233,448	498,505	498,505	–	465,934	–	378,270	(747)
Financial treasury bills	79,822	32,481	64,045	114,353	290,701	290,701	–	165,343	–	205,046	–
Certificates of bank deposit	6,156	–	–	6,381	12,537	12,537	–	20,506	–	40,030	–
National treasury bills	445	6,781	43,961	77,573	128,760	128,760	–	226,475	–	85,755	–
Debentures	–	–	17,291	34,760	52,051	52,051	–	39,739	–	2,506	–
National treasury notes	–	–	–	381	381	381	–	–	–	22,442	–
Other	14,075	–	–	–	14,075	14,075	–	13,871	–	22,491	(747)
Subtotal	10,411,446	8,178,540	10,814,180	27,739,757	57,143,923	57,106,129	37,794	58,494,500	51,564	48,259,662	152,828
Purchase and sale commitments (2)	7,083,815	40,769	892,151	2,554,704	10,571,439	10,571,439	–	8,770,745	–	3,644,624	–
– Financial	2,727,148	11	124,341	233,283	3,084,783	3,084,783	–	2,955,238	–	1,473,249	–
– Insurance and certificated savings plans	1,240,049	2,341	3,603	345,198	1,591,191	1,591,191	–	624,724	–	1,578,252	–
– Private pension plans	3,116,618	38,417	764,207	1,976,223	5,895,465	5,895,465	–	5,190,783	–	593,123	–
Overall total	17,495,261	8,219,309	11,706,331	30,294,461	67,715,362	67,677,568	37,794	67,265,245	51,564	51,904,286	152,828
Derivative financial instruments (Liabilities)	(802,245)	(11,500)	(1,702)	(40,084)	(855,531)	(845,675)	(9,856)	(519,004)	27,746	(1,128,413)	581

II) Securities available for sale

									R$ thousand

Securities (3)	2007							2006

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to- market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Mark-to- market/ book value (5) (6) (7)	Mark-to- market	Mark-to- market/ book value (5) (6) (7)	Mark-to- market

– Financial	1,071,630	2,058,295	28,539	6,276,025	9,434,489	8,474,133	960,356	7,606,736	853,339	9,795,870	271,665
National treasury bills	–	–	–	–	–	–	–	–	–	337,689	65
Brazilian foreign debt notes	–	1,831,789	218	1,149,675	2,981,682	2,524,003	457,679	2,614,349	420,920	3,566,717	311,339
Foreign corporate securities	1	216,562	2,643	897,788	1,116,994	1,064,554	52,440	1,176,885	62,245	1,521,283	57,706
National treasury notes	–	–	–	3,660,161	3,660,161	3,558,388	101,773	2,027,328	96,894	2,794,873	(14,381)
Financial treasury bills	–	–	–	88,393	88,393	88,445	(52)	88,611	(58)	401,851	569
Certificates of bank deposit	53,187	8,859	21,985	48,241	132,272	132,272	–	130,439	–	480,772	–
Debentures	5,676	1,023	1,462	114,877	123,038	157,097	(34,059)	143,708	(33,525)	270,460	(34,572)
Stocks	966,440	–	–	–	966,440	577,439	389,001	1,070,087	321,350	110,931	(21,548)
Privatization currencies	–	–	–	80,100	80,100	74,253	5,847	70,716	(1,817)	58,753	(10,417)
Foreign government securities	–	–	–	8,927	8,927	8,355	572	9,381	523	–	–
Other	46,326	62	2,231	227,863	276,482	289,327	(12,845)	275,232	(13,193)	252,541	(17,096)
– Insurance and certificated savings plans	792,927	29,627	31,653	1,287,836	2,142,043	1,582,145	559,898	4,964,082	451,532	1,598,449	283,711
Financial treasury bills	1,863	21,318	31,653	22,077	76,911	77,184	(273)	161,164	(112)	321,457	317
Stocks	740,492	–	–	–	740,492	516,358	224,134	571,463	251,958	680,446	261,269
Debentures	28	–	–	110,600	110,628	104,369	6,259	103,958	3,014	–	–
Certificates of bank deposit	5,695	8,309	–	–	14,004	14,004	–	20,635	–	18,464	–
Foreign corporate securities	–	–	–	–	–	–	–	–	–	4,018	–
National treasury notes	–	–	–	1,155,159	1,155,159	825,381	329,778	4,063,130	196,672	546,950	22,125
Other	44,849	–	–	–	44,849	44,849	–	43,732	–	27,114	–
– Private pension plans	1,469,913	24,433	22,729	13,497,647	15,014,722	13,582,479	1,432,243	14,160,496	1,186,952	1,098,210	215,480
Stocks	1,469,905	–	–	–	1,469,905	1,184,935	284,970	1,388,949	305,752	607,122	215,498
Debentures	8	–	–	479,738	479,746	457,768	21,978	455,827	13,877	475,556	(60)
Financial treasury bills	–	24,433	22,729	78,240	125,402	125,262	140	109,080	48	15,532	42
National treasury notes	–	–	–	12,939,669	12,939,669	11,814,514	1,125,155	12,206,640	867,275	–	–
– Other activities	19,390	–	1,749	10,042	31,181	31,054	127	25,488	87	15,386	–
Certificates of bank deposit	11,811	–	1,749	4,372	17,932	17,932	–	13,921	–	15,368	–
Debentures	–	–	–	3,921	3,921	3,921	–	3,983	–	–	–
Stocks	128	–	–	–	128	18	110	105	87	18	–
National treasury bills	–	–	–	1,749	1,749	1,732	17	–	–	–	–
Other	7,451	–	–	–	7,451	7,451	–	7,479	–	–	–
Overall total	3,353,860	2,112,355	84,670	21,071,550	26,622,435	23,669,811	2,952,624	26,756,802	2,491,910	12,507,915	770,856

III) Securities held to maturity

						R$ thousand

Securities	2007					2006

	March 31					December 31	March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Restated cost value (5) (6) (7)	Restated cost value (5) (6) (7)	Restated cost value (5) (6) (7)

Financial	–	985,856	–	751	986,607	1,039,990	1,072,979
Brazilian foreign debt notes	–	985,856	–	751	986,607	1,039,990	1,034,211
Foreign corporate securities	–	–	–	–	–	–	38,768
Private pension plans	–	–	–	2,209,226	2,209,226	2,187,922	3,183,950
National treasury notes	–	–	–	2,209,226	2,209,226	2,187,922	3,183,950
Overall total (4)	–	985,856	–	2,209,977	3,195,833	3,227,912	4,256,929

d) Breakdown of the portfolios by publication items

						R$ thousand

	2007					2006

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)

Own portfolio	17,879,557	5,161,999	8,452,442	46,074,096	77,568,094	72,052,850	62,534,585
Fixed income securities	14,508,378	5,161,999	8,452,442	46,074,096	74,196,915	68,850,571	60,979,498
• Financial treasury bills	525,951	849,265	723,611	1,034,210	3,133,037	2,942,869	5,613,921
• Purchase and sale commitments (2)	7,083,815	40,769	892,151	2,554,704	10,571,439	8,770,745	3,644,624
• National treasury notes	149,558	6,891	–	21,743,400	21,899,849	18,961,412	13,167,152
• Brazilian foreign debt notes	–	12,774	218	307,935	320,927	2,644,245	4,604,710
• Certificates of bank deposit	681,899	465,069	232,469	1,733,801	3,113,238	3,782,653	6,482,770
• National treasury bills	2,158,033	344,236	1,050,880	1,873,418	5,426,567	2,059,492	1,926,439
• Foreign corporate securities	923	–	2,753	1,121,388	1,125,064	1,496,176	1,918,285
• Debentures	5,712	1,118	747,193	3,405,495	4,159,518	2,872,237	1,504,135
• Foreign government securities	70,839	18,722	2,027	8,927	100,515	103,491	113,671
• Privatization currencies	–	–	–	121,780	121,780	121,191	112,703
• PGBL/VGBL restricted bonds	3,049,410	3,423,093	4,798,909	11,708,572	22,979,984	22,169,430	20,889,621
• Other	782,238	62	2,231	460,466	1,244,997	2,926,630	1,001,467

Equity securities	3,371,179	–	–	–	3,371,179	3,202,279	1,555,087
• Stocks of listed companies (technical provisions)	1,267,785	–	–	–	1,267,785	1,067,442	787,009
• Stocks of listed companies (other)	2,103,394	–	–	–	2,103,394	2,134,837	768,078

Subject to commitments	2,219,863	6,109,834	3,314,175	7,294,198	18,938,070	16,628,153	4,422,383
Repurchase agreement	2,161,326	3,740,100	518,297	3,523,566	9,943,289	15,352,073	676,524
• National treasury bills	2,161,326	588,753	506,212	1,621,076	4,877,367	12,013,896	61,677
• Brazilian foreign debt notes	–	2,817,645	–	881,914	3,699,559	1,065,583	106,304
• Certificates of bank deposit	–	–	–	–	–	–	362,590
• Financial treasury bills	–	–	12,085	–	12,085	169,859	56,229
• National treasury notes	–	–	–	1,016,655	1,016,655	2,098,752	89,088
• Foreign corporate securities	–	333,702	–	–	333,702	–	–
• Debentures	–	–	–	3,921	3,921	3,983	636

Brazilian Central Bank	15,205	2,272,293	2,181,144	2,400,344	6,868,986	440,235	1,836,391
• National treasury bills	15,205	2,272,293	2,181,144	553,835	5,022,477	440,235	–
• National treasury notes	–	–	–	1,846,509	1,846,509	–	1,632,298
• Financial treasury bills	–	–	–	–	–	–	204,093

						R$ thousand

	2007					2006

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)

Privatization currencies	–	–	–	80,100	80,100	70,716	58,753
Collateral provided	43,332	97,441	614,734	1,290,188	2,045,695	765,129	1,850,715
• National treasury bills	43,332	76,079	477,730	1,242,344	1,839,485	599,210	106,876
• Financial treasury bills	–	21,362	137,004	47,844	206,210	165,919	670,581
• National treasury notes	–	–	–	–	–	–	1,072,680
• Foreign government securities	–	–	–	–	–	–	578

Derivative financial instruments (1)	749,701	45,687	24,384	205,487	1,025,259	549,065	1,600,357

Securities purpose of unrestricted purchase and sale commitments	–	–	–	2,207	2,207	8,019,891	111,805
• National treasury notes	–	–	–	–	–	–	111,805
• National treasury bills	–	–	–	2,207	2,207	7,439,356	–
• Financial treasury bills	–	–	–	–	–	580,535	–

Overall total	20,849,121	11,317,520	11,791,001	53,575,988	97,533,630	97,249,959	68,669,130
%	21.4	11.6	12.1	54.9	100.0	100.0	100.0

(1)
For comparison purposes with the criterion adopted by Brazilian Central Bank’s Circular no. 3068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;

(2)	These refer to investment funds and managed portfolio applied in purchase and sale commitments with Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;
(3)	The investment fund quotas were distributed according to instruments composing their portfolios and preserving the classification of funds category;
(4)
In compliance with the provisions of Article 8 of Bacen Circular no. 3068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the securities held to maturity’s category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of March 31, 2007;

(5)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6)
This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than the restated cost value in the amount of R$1,103,877 thousand (December 31, 2006 – R$998,798 thousand and March 31, 2006 – R$965,701 thousand); and

(7)
The market value of securities is determined based on the market price available on the balance sheet date. In case no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of respective quotas.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in balance sheet or memorandum accounts, for its own needs and for customers. The derivative financial instruments, when used by the Bank, aim at hedging its asset and liability positions against the effect of exchange and interest rate variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) Amounts of the instruments recorded in balance sheet and memorandum accounts

					R$ thousand

	2007		2006

	March 31		December 31		March 31

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	10,173,159		4,724,181		8,491,487
– Interbank market	5,621,873	–	764,924	–	686,957	–
– Foreign currency	4,551,286	–	3,959,257	–	7,736,990	831,383
– Other	–	–	–	–	67,540	67,540
Sale commitments:	28,694,631		51,950,138		34,185,634
– Interbank market	17,601,241	11,979,368	37,456,624	36,691,700	27,280,027	26,593,070
– Foreign currency	11,090,429	6,539,143	14,439,408	10,480,151	6,905,607	–
– Other	2,961	2,961	54,106	54,106	–	–

Option contracts
Purchase commitments:	562,589		540,316		355,006
– Foreign currency	562,589	–	540,316	67,920	355,006	–
Sale commitments:	2,129,705	–	472,396	–	507,571
– Foreign currency	2,129,705	1,567,116	472,396	–	507,571	152,565

					R$ thousand

	2007		2006

	March 31		December 31		March 31

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Forward contracts
Purchase commitments:	1,968,365		1,242,719		1,280,291
– Foreign currency	1,873,252	1,385,707	1,242,669	768,001	803,087	284,197
– Other	95,113	–	50	–	477,204	–
Sale commitments:	990,813	–	843,587		997,574
– Foreign currency	487,545	–	474,668	–	518,890	–
– Other	503,268	408,155	368,919	368,869	478,684	1,480

Swap contracts
Asset position:	16,125,618		13,284,372		21,976,679
– Interbank market	6,786,712	4,193,128	6,860,881	5,524,688	13,124,284	12,008,247
– Prefixed	1,113,290	496,308	898,364	247,968	354,657	–
– Foreign currency	6,721,407	–	4,069,510	–	6,713,201	–
– Reference rate – TR	822,356	687,977	816,019	715,886	789,716	784,131
– Selic	550,033	447,901	606,089	469,514	797,306	748,587
– IGP-M	19,338	–	19,416	–	53,606	–
– Other	112,482	–	14,093	–	143,909	143,379

Liability position:	15,849,842		13,183,001		21,451,968
– Interbank market	2,593,584	–	1,336,193	–	1,116,037	–
– Prefixed	616,982	–	650,396	–	738,188	383,531
– Foreign currency	12,151,538	5,430,131	10,774,723	6,705,213	19,228,632	12,515,431
– Reference rate – TR	134,379	–	100,133	–	5,585	–
– Selic	102,132	–	136,575	–	48,719	–
– IGP-M	128,647	109,309	135,296	115,880	314,277	260,671
– Other	122,580	10,098	49,685	35,592	530	–

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

								R$ thousand

	2007			2006

	March 31			December 31			March 31

	Restated cost	Mark-to- market adjustment value	Market value	Restated cost	Mark-to- market adjustment value	Market value	Restated cost	Mark-to- market adjustment value	Market value

Adjustment receivables – swap	403,177	1,734	404,911	140,682	24,254	164,936	495,495	146,704	642,199
Receivable forward purchases	95,177	–	95,177	50	–	50	477,203	(25)	477,178
Receivable futures sales	520,471	(25)	520,446	382,506	84	382,590	478,684	(15)	478,669
Premiums on exercisable options	5,049	(324)	4,725	1,502	(13)	1,489	3,465	(1,154)	2,311
Total assets	1,023,874	1,385	1,025,259	524,740	24,325	549,065	1,454,847	145,510	1,600,357
Adjustment payables – swap	(106,704)	(22,431)	(129,135)	(73,091)	9,526	(63,565)	(113,988)	(3,500)	(117,488)
Payable forward
purchases	(224,746)	–	(224,746)	(50)	–	(50)	(477,203)	25	(477,178)
Payable futures sales	(488,008)	25	(487,983)	(452,598)	(84)	(452,682)	(478,684)	15	(478,669)
Premiums on written options	(26,217)	12,550	(13,667)	(21,011)	18,304	(2,707)	(59,119)	4,041	(55,078)
Total liabilities	(845,675)	(9,856)	(855,531)	(546,750)	27,746	(519,004)	(1,128,994)	581	(1,128,413)

III) Futures, option, forward and swap contracts

							R$ thousand

			2007			2006

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on March 31	Total on December 31	Total on March 31

Future contracts	14,631,141	7,636,908	12,783,793	3,815,948	38,867,790	56,674,319	42,677,121
Option contracts	1,411,516	15,749	1,240,260	24,769	2,692,294	1,012,712	862,577
Forward contracts	2,070,403	392,473	283,969	212,333	2,959,178	2,086,306	2,277,865
Swap contracts	3,038,242	1,753,435	2,052,875	8,876,155	15,720,707	13,119,436	21,334,480
Total on March 31, 2007	21,151,302	9,798,565	16,360,897	12,929,205	60,239,969
Total on December 31,2006	39,929,729	9,415,301	11,405,565	12,142,178		72,892,773
Total on March 31, 2006	25,945,249	11,148,605	12,610,511	17,447,678			67,152,043

IV) Types of margin granted as collateral for derivative financial instruments, comprising mainly futures contracts

		R$ thousand

	2007	2006

	March 31	December 31	March 31

Government bonds
National treasury notes	–	146,291	1,048,529
National treasury bills	1,400,826	1,045,516	1,179,677
Financial treasury bills	–	–	99,305
Total	1,400,826	1,191,807	2,327,511

V) Net revenue and expenses amounts

		R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Swap contracts	610,817	174,763	1,207,229
Forward contracts	(19,605)	31,854	(34,047)
Option contracts	46,593	1,800	(57,871)
Futures contracts	126,837	139,123	(29,814)
Total	764,642	347,540	1,085,497

VI) Overall amounts of the derivative financial instruments, broken down by trading place

		R$ thousand

	2007	2006

	March 31	December 31	March 31

CETIP (over-the-counter)	13,078,702	9,061,696	10,844,912
BM&F (floor)	47,161,267	63,831,077	56,307,131
Total	60,239,969	72,892,773	67,152,043

f) Income on securities transactions, financial income on insurance, private pension plans and certificated savings plans and derivative financial instruments

		R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Fixed income securities	891,836	861,606	879,090
Interbank investments (Note 7b)	898,330	976,402	891,695
Allocation of exchange variation of foreign branches and subsidiaries	(313,493)	(118,737)	(785,925)
Equity securities	5,051	113,960	63,099
Subtotal	1,481,724	1,833,231	1,047,959
Financial income on insurance, private pension plans and certificated savings plans	1,685,144	1,942,738	1,832,569
Income from derivative financial instruments	764,642	347,540	1,085,497
Total	3,931,510	4,123,509	3,966,025

9) Interbank Accounts – Restricted Deposits

a) Restricted deposits

				R$ thousand

	Remuneration	2007	2006

		March 31	December 31	March 31

Compulsory deposits – demand deposits	Not remunerated	6,237,336	6,433,508	5,122,302
Compulsory deposits – savings account deposits	Savings index	5,502,478	5,383,510	5,148,462
Additional compulsory deposits	Selic rate	6,804,532	6,847,688	5,902,889
Restricted deposits – SFH	Reference rate – TR	407,642	405,465	398,254
Funds from rural credit	Not remunerated	578	578	578
Total		18,952,566	19,070,749	16,572,485

b) Compulsory deposits

		R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Restricted deposits – Bacen (compulsory deposits)	307,859	306,264	341,326
Restricted deposits – SFH	8,302	8,652	8,297
Total	316,161	314,916	349,623

10) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan granting, is presented as follows:

a) By type and maturity

											R$ thousand

	Normal Course

							2007		2006

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on March 31 (A)	% (5)	Total on December 31 (A)	% (5)	Total on March 31 (A)	% (5)

Discounted trade receivables and other loans	9,059,323	6,715,755	4,490,182	5,136,646	5,223,154	11,500,773	42,125,833	38.8	38,976,755	38.0	34,549,533	39.2
Financings	2,247,526	3,232,415	1,738,377	4,275,814	7,708,610	13,733,813	32,936,555	30.4	31,860,697	31.0	28,001,683	31.7
Rural and agribusiness loans	386,095	470,033	405,190	939,819	1,325,108	3,790,214	7,316,459	6.7	7,269,417	7.1	6,393,551	7.3
Subtotal	11,692,944	10,418,203	6,633,749	10,352,279	14,256,872	29,024,800	82,378,847	75.9	78,106,869	76.1	68,944,767	78.2
Leasing operations	229,599	167,784	158,515	466,060	825,996	2,021,911	3,869,865	3.6	3,707,294	3.6	2,622,355	3.0
Advances on foreign exchange contracts (1)	1,207,153	1,063,800	846,833	1,736,762	978,983	–	5,833,531	5.4	5,681,229	5.5	5,361,614	6.1
Subtotal	13,129,696	11,649,787	7,639,097	12,555,101	16,061,851	31,046,711	92,082,243	84.9	87,495,392	85.2	76,928,736	87.3
Other receivables (2)	111,999	55,512	19,342	50,002	36,407	180,873	454,135	0.4	451,343	0.4	470,266	0.5
Total loan operations (3)	13,241,695	11,705,299	7,658,439	12,605,103	16,098,258	31,227,584	92,536,378	85.3	87,946,735	85.6	77,399,002	87.8
Sureties and guarantees (4)	1,108,428	273,872	218,658	1,126,862	1,957,552	11,283,131	15,968,503	14.7	14,791,359	14.4	10,736,588	12.2
Overall total on March 31, 2007	14,350,123	11,979,171	7,877,097	13,731,965	18,055,810	42,510,715	108,504,881	100.0
Overall total on December 31, 2006	12,778,427	9,259,940	7,929,033	14,991,718	17,014,081	40,764,895			102,738,094	100.0
Overall total on March 31, 2006	12,731,629	9,915,612	7,403,978	11,936,289	14,239,091	31,908,991					88,135,590	100.0

										R$ thousand

					Abnormal course

					Past due installments

						2007		2006

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	Total on March 31, (B)	% (5)	Total on December 31 (B)	% (5)	Total on March 31, (B)	% (5)

Discounted trade receivables and other loans	450,960	364,419	404,575	617,061	692,763	2,529,778	73.5	2,378,446	73.3	1,887,483	72.0
Financings	224,809	149,538	68,934	147,190	136,536	727,007	21.1	697,113	21.5	541,964	20.7
Rural and agribusiness loans	12,315	7,126	4,862	16,882	37,376	78,561	2.3	70,884	2.2	60,703	2.3
Subtotal	688,084	521,083	478,371	781,133	866,675	3,335,346	96.9	3,146,443	97.0	2,490,150	95.0
Leasing operations	12,198	9,322	3,679	7,744	10,965	43,908	1.3	33,822	1.0	19,602	0.7
Advances on foreign exchange contracts (1)	4,721	1,423	2,678	83	8,465	17,370	0.5	21,921	0.7	81,542	3.1
Subtotal	705,003	531,828	484,728	788,960	886,105	3,396,624	98.7	3,202,186	98.7	2,591,294	98.8
Other receivables (2)	10,202	497	378	542	33,025	44,644	1.3	42,559	1.3	30,920	1.2
Overall total on March 31, 2007	715,205	532,325	485,106	789,502	919,130	3,441,268	100.0
Overall total on December 31, 2006	660,325	483,222	478,899	727,667	894,632			3,244,745	100.0
Overall total on March 31, 2006	584,950	406,710	348,190	564,649	717,715					2,622,214	100.0

										R$ thousand

	Abnormal course

	Installments falling due

							2007		2006

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on March 31 (C)	% (5)	Total on December 31 (C)	% (5)	Total on March 31 (C)	% (5)

Discounted trade receivables and other loans	221,665	218,507	172,888	353,356	449,543	537,241	1,953,200	35.5	1,799,346	35.8	1,610,885	36.6
Financings	213,621	201,545	181,666	491,115	737,162	1,189,216	3,014,325	54.9	2,789,171	55.5	2,490,326	56.5
Rural and agribusiness loans	2,445	2,751	1,712	17,016	15,877	276,152	315,953	5.8	258,289	5.1	196,687	4.5
Subtotal	437,731	422,803	356,266	861,487	1,202,582	2,002,609	5,283,478	96.2	4,846,806	96.4	4,297,898	97.6
Leasing operations	8,997	7,161	6,954	20,555	40,108	116,062	199,837	3.6	170,282	3.4	97,888	2.2
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	446,728	429,964	363,220	882,042	1,242,690	2,118,671	5,483,315	99.8	5,017,088	99.8	4,395,786	99.8
Other receivables (2)	5,597	438	550	2,083	2,594	1,137	12,399	0.2	10,585	0.2	9,347	0.2
Total loan operations (3)	452,325	430,402	363,770	884,125	1,245,284	2,119,808	5,495,714	100.0	5,027,673	100.0	4,405,133	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Overall total on March 31, 2007	452,325	430,402	363,770	884,125	1,245,284	2,119,808	5,495,714	100.0
Overall total on December 31, 2006	416,958	405,737	348,565	800,134	1,134,282	1,921,997			5,027,673	100.0
Overall total on March 31, 2006	416,782	380,607	322,736	726,792	1,004,214	1,554,002					4,405,133	100.0

					R$ thousand

	Overall total

	2007		2006

	Total on March 31 (A+B+C)	% (5)	Total on December 31 (A+B+C)	% (5)	Total on March 31 (A+B+C)	% (5)

Discounted trade receivables and other loans	46,608,811	39.7	43,154,547	39.0	38,047,901	40.0
Financings	36,677,887	31.2	35,346,981	31.8	31,033,973	32.6
Rural and agribusiness loans	7,710,973	6.6	7,598,590	6.8	6,650,941	7.0
Subtotal	90,997,671	77.5	86,100,118	77.6	75,732,815	79.6
Leasing operations	4,113,610	3.5	3,911,398	3.5	2,739,845	2.9
Advances on foreign exchange contracts (1)	5,850,901	5.0	5,703,150	5.1	5,443,156	5.7
Subtotal	100,962,182	86.0	95,714,666	86.2	83,915,816	88.2
Other receivables (2)	511,178	0.4	504,487	0.5	510,533	0.5
Total loan operations (3)	101,473,360	86.4	96,219,153	86.7	84,426,349	88.7
Sureties and guarantees (4)	15,968,503	13.6	14,791,359	13.3	10,736,588	11.3
Overall total on March 31, 2007	117,441,863	100.0
Overall total on December 31, 2006			111,010,512	100.0
Overall total on March 31, 2006					95,162,937	100.0

(1) Advances on foreign exchange contracts are recorded as a reduction of the item “Other liabilities”;
(2) The item “Other receivables” comprise receivables on guarantees honored, receivables on purchase of assets, securities and credit instruments receivable; income receivable on foreign exchange contracts and receivables arising from export contracts;

(3) Total loan operations includes financing of credit card operations and operations for prepaid credit card receivables in the amount of R$4,213,531 thousand (December 31, 2006 – R$2,847,450 thousand and March 31, 2006 – R$1,906,050 thousand), including Amex Brasil R$252,563 thousand (December 31, 2006 – R$76,074 thousand). Other receivables relating to credit cards in the amount of R$4,913,290 thousand (December 31, 2006 – R$5,215,435 thousand and March 31, 2006 – R$2,655,091 thousand), including Amex Brasil R$1,303,133 thousand (December 31, 2006 – R$1,344,368 thousand) are classified in the item “Other Receivables – Sundry” and presented in Note 11b;

(4) Amounts recorded in memorandum account, which include R$2,998,638 thousand referred to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch; and
(5) Ratio between type and total portfolio with sureties and guarantees.

b) By type and risk level

														R$ thousand

	Risk Levels

Loan										2007		2006

Operations										Total on		Total on		Total on
	AA	A	B	C	D	E	F	G	H	March	%	December	%	March	%
										31		31		31

Discounted trade
receivables and
other loans	10,385,082	21,217,778	3,758,287	6,245,204	1,078,766	575,408	450,682	441,587	2,456,017	46,608,811	45.9	43,154,547	44.9	38,047,901	45.1
Financings	5,210,187	19,020,470	3,971,949	6,717,168	490,927	216,959	176,500	129,649	744,078	36,677,887	36.1	35,346,981	36.7	31,033,973	36.8
Rural and agribusiness
loans	301,284	3,282,657	906,105	2,387,471	346,865	85,547	139,835	146,513	114,696	7,710,973	7.6	7,598,590	7.9	6,650,941	7.9
Subtotal	15,896,553	43,520,905	8,636,341	15,349,843	1,916,558	877,914	767,017	717,749	3,314,791	90,997,671	89.6	86,100,118	89.5	75,732,815	89.8
Leasing operations	191,597	1,340,804	973,698	1,426,144	50,194	17,695	24,244	8,484	80,750	4,113,610	4.1	3,911,398	4.1	2,739,845	3.2
Advances on foreign
exchange contracts	3,663,233	1,091,408	760,199	309,593	15,281	441	23	121	10,602	5,850,901	5.8	5,703,150	5.9	5,443,156	6.4
Subtotal	19,751,383	45,953,117	10,370,238	17,085,580	1,982,033	896,050	791,284	726,354	3,406,143	100,962,182	99.5	95,714,666	99.5	83,915,816	99.4
Other receivables	131,591	119,808	129,830	64,853	16,158	293	10,100	210	38,335	511,178	0.5	504,487	0.5	510,533	0.6
Total loan operations
on March 31,
2007	19,882,974	46,072,925	10,500,068	17,150,433	1,998,191	896,343	801,384	726,564	3,444,478	101,473,360	100.0
%	19.6	45.4	10.3	16.9	2.0	0.9	0.8	0.7	3.4	100.0
Total loan operations
on December 31,
2006	18,539,376	43,816,013	9,651,486	16,624,305	1,830,900	825,514	777,056	806,524	3,347,979			96,219,153	100.0
%	19.3	45.5	10.0	17.3	1.9	0.9	0.8	0.8	3.5			100.0
Total loan operations
on March 31,
2006	14,891,532	40,911,424	7,540,499	14,981,353	1,827,240	623,940	598,848	556,756	2,494,757					84,426,349	100.0
%	17.6	48.5	8.9	17.7	2.2	0.7	0.7	0.7	3.0					100.0

c) Maturity ranges and risk level

													R$ thousand

	Risk Level

							Abnormal Course Operations

										2007			2006

	AA	A	B	C	D	E	F	G	H	Total on		Total on		Total on
										March	%	December	%	March	%
										31		31		31

Installments Falling Due	–	–	1,411,631	1,421,538	577,975	422,797	358,256	272,953	1,030,564	5,495,714	100.0	5,027,673	100.0	4,405,133	100.0
1 to 30	–	–	129,494	129,182	43,396	26,455	25,541	16,721	81,536	452,325	8.2	416,958	8.3	416,782	9.5
31 to 60	–	–	117,287	121,560	41,273	27,275	21,935	17,485	83,587	430,402	7.8	405,737	8.1	380,607	8.6
61 to 90	–	–	102,690	98,663	35,251	23,437	18,182	14,656	70,891	363,770	6.6	348,565	6.9	322,736	7.3
91 to 180	–	–	233,394	236,549	90,741	60,022	46,082	37,124	180,213	884,125	16.1	800,134	15.9	726,792	16.5
181 to 360	–	–	323,504	338,093	128,213	82,905	64,198	50,612	257,759	1,245,284	22.7	1,134,282	22.6	1,004,214	22.8
More than 360	–	–	505,262	497,491	239,101	202,703	182,318	136,355	356,578	2,119,808	38.6	1,921,997	38.2	1,554,002	35.3

Past Due Installments	–	–	207,080	404,313	345,260	271,805	257,241	281,566	1,674,003	3,441,268	100.0	3,244,745	100.0	2,622,214	100.0
1 to 14	–	–	18,358	64,876	24,731	12,451	9,198	7,282	36,480	173,376	5.0	187,461	5.8	159,718	6.1
15 to 30	–	–	178,736	131,378	64,145	28,560	23,055	48,807	67,148	541,829	15.8	472,864	14.6	425,232	16.2
31 to 60	–	–	9,986	204,635	109,579	54,597	30,934	21,851	100,743	532,325	15.5	483,222	14.9	406,710	15.5
61 to 90	–	–	–	2,586	142,375	74,950	51,139	36,933	177,123	485,106	14.1	478,899	14.8	348,190	13.3
91 to 180	–	–	–	838	4,430	99,661	140,842	165,108	378,623	789,502	22.9	727,667	22.3	564,649	21.6
181 to 360	–	–	–	–	–	1,586	2,073	1,585	829,779	835,023	24.3	820,352	25.3	564,943	21.5
More than 360	–	–	–	–	–	–	–	–	84,107	84,107	2.4	74,280	2.3	152,772	5.8

Subtotal	–	–	1,618,711	1,825,851	923,235	694,602	615,497	554,519	2,704,567	8,936,982		8,272,418		7,027,347

Specific provision	–	–	16,187	54,775	92,324	208,380	307,748	388,164	2,704,567	3,772,145		3,635,341		2,702,997

														R$ thousand

	Risk Levels

							Normal Course Operations

										2007		2006

	AA	A	B	C	D	E	F	G	H	Total on		Total on		Total on
										March	%	December	%	March	%
										31		31		31

Installments Falling Due	19,882,974	46,072,925	8,881,357	15,324,582	1,074,956	201,741	185,887	172,045	739,911	92,536,378	100.0	87,946,735	100.0	77,399,002	100.0
1 to 30	2,732,946	7,486,854	832,953	1,909,713	135,404	24,986	15,585	10,791	92,463	13,241,695	14.3	12,350,343	14.1	12,406,685	16.0
31 to 60	2,997,734	6,000,062	826,301	1,720,628	62,832	16,929	12,229	10,958	57,626	11,705,299	12.7	8,897,561	10.1	9,676,750	12.5
61 to 90	1,428,308	3,754,487	920,498	1,423,732	56,689	12,849	8,823	6,225	46,828	7,658,439	8.3	7,123,374	8.1	6,887,513	8.9
91 to 180	2,757,259	6,018,665	1,396,556	2,125,146	91,733	26,836	16,191	12,975	159,742	12,605,103	13.6	14,179,409	16.1	10,796,493	14.0
181 to 360	3,563,687	8,026,798	1,456,635	2,644,346	197,381	38,895	23,368	17,606	129,542	16,098,258	17.4	15,366,720	17.5	13,242,631	17.1
More than 360	6,403,040	14,786,059	3,448,414	5,501,017	530,917	81,246	109,691	113,490	253,710	31,227,584	33.7	30,029,328	34.1	24,388,930	31.5
Generic Provision	–	230,365	88,802	459,739	107,496	60,522	92,944	120,431	739,911	1,900,210		1,910,790		1,580,211
Overall total on
March 31, 2007	19,882,974	46,072,925	10,500,068	17,150,433	1,998,191	896,343	801,384	726,564	3,444,478	101,473,360
Existing provision	–	231,003	136,742	764,556	531,597	441,841	536,207	688,461	3,444,478	6,774,885
Minimum required
provision	–	230,365	104,989	514,514	199,820	268,902	400,692	508,595	3,444,478	5,672,355
Additional provision	–	638	31,753	250,042	331,777	172,939	135,515	179,866	–	1,102,530
Overall total on
December 31, 2006	18,539,376	43,816,013	9,651,486	16,624,305	1,830,900	825,514	777,056	806,524	3,347,979			96,219,153
Existing provision	–	219,762	125,835	775,941	483,106	407,605	513,845	771,965	3,347,979			6,646,038
Minimum required
provision	–	219,080	96,505	498,729	183,090	247,654	388,528	564,566	3,347,979			5,546,131
Additional provision	–	682	29,330	277,212	300,016	159,951	125,317	207,399	–			1,099,907
Overall total on
March 31, 2006	14,891,532	40,911,424	7,540,499	14,981,353	1,827,240	623,940	598,848	556,756	2,494,757					84,426,349
Existing provision	–	205,795	98,421	808,667	482,342	304,110	403,045	518,088	2,494,757					5,315,225
Minimum required
provision	–	204,558	75,403	449,431	182,724	187,182	299,424	389,729	2,494,757					4,283,208
Additional provision	–	1,237	23,018	359,236	299,618	116,928	103,621	128,359	–					1,032,017

d) Concentration of loan operations

					R$ thousand

	2007		2006

	March 31%		December 31%		March 31%

Largest borrower	1,266,671	1.2	1,143,049	1.2	1,050,791	1.2
10 Largest borrowers	7,294,481	7.2	5,979,499	6.2	6,217,572	7.4
20 Largest borrowers	11,102,407	10.9	9,287,341	9.7	9,256,576	11.0
50 Largest borrowers	17,756,954	17.5	15,473,148	16.1	14,493,475	17.2
100 Largest borrowers	23,069,073	22.7	20,597,433	21.4	19,122,106	22.6

e) By economic activity sector

					R$ thousand

	2007		2006

	March 31%		December 31%		March 31%

Public Sector	967,376	1.0	939,657	1.0	1,089,062	1.2
Federal Government	507,773	0.5	494,218	0.5	443,939	0.4
Petrochemical	361,714	0.4	342,093	0.3	266,099	0.3
Financial intermediary	146,059	0.1	152,125	0.2	115,841	0.1
Production and distribution of electric power	–	–	–	–	61,999	–
State Government	457,008	0.5	442,740	0.5	641,797	0.8
Production and distribution of electric power	457,008	0.5	442,740	0.5	641,797	0.8
Municipal Government	2,595	–	2,699	–	3,326	–
Direct administration	2,595	–	2,699	–	3,326	–
Private sector	100,505,984	99.0	95,279,496	99.0	83,337,287	98.8
Manufacturing	25,207,306	24.8	24,392,791	25.3	19,313,238	23.0
Food and beverage	6,044,582	6.0	5,679,747	5.9	5,041,722	6.0
Steel, metallurgy and mechanics	3,926,986	3.9	3,712,917	3.9	2,922,526	3.5
Chemical	2,770,031	2.7	2,894,033	3.0	2,087,357	2.5
Pulp and paper	1,872,966	1.8	1,949,233	2.0	910,625	1.1
Extraction of metallic and
non-metallic ores	1,799,763	1.8	1,602,554	1.7	773,599	0.9
Light and heavy vehicles	1,659,457	1.6	1,897,900	2.0	1,654,941	2.0
Textiles and clothing	1,042,444	1.0	1,104,973	1.1	900,352	1.1
Rubber and plastic articles	1,001,015	1.0	1,061,282	1.1	870,081	1.0
Automotive parts and accessories	758,422	0.7	614,933	0.6	550,147	0.7
Electric and electronic products	680,833	0.7	698,088	0.7	705,121	0.8
Oil refining and production of alcohol	670,378	0.7	448,620	0.5	309,192	0.4
Furniture and wood products	644,853	0.6	677,558	0.7	627,527	0.7
Non-metallic materials	539,106	0.5	489,006	0.5	431,468	0.5
Leather articles	446,233	0.4	466,570	0.5	359,291	0.4
Publishing, printing and reproduction	418,492	0.4	427,068	0.4	473,990	0.6
Other industries	931,745	1.0	668,309	0.7	695,299	0.8
Commerce	15,254,835	15.0	13,452,314	13.9	12,648,947	15.0
Products in specialty stores	3,571,664	3.5	3,518,204	3.7	3,164,610	3.7
Clothing and footwear	2,094,997	2.1	981,678	1.0	806,359	1.0
Food products, beverage and tobacco	1,734,943	1.7	1,686,150	1.8	1,454,688	1.7
Grooming and household articles	1,325,447	1.3	1,286,304	1.3	850,104	1.0
Non-specialized retailer	1,167,041	1.2	852,420	0.9	1,036,374	1.2
Self-propelled vehicles	875,780	0.9	1,005,201	1.0	806,622	1.0
Residues and scrap	821,090	0.8	710,169	0.7	836,592	1.0
Repair, parts and accessories
for self-propelled vehicles	739,872	0.7	720,999	0.7	631,203	0.7
Wholesale of goods in general	733,830	0.7	745,462	0.8	1,077,256	1.3
Fuel	608,702	0.6	616,158	0.6	611,418	0.7
Agricultural and farming products	508,287	0.5	533,766	0.6	639,334	0.8
Trade intermediary	482,832	0.5	462,627	0.5	501,109	0.6
Other commerce	590,350	0.5	333,176	0.3	233,278	0.3

					R$ thousand

	2007		2006

	March 31%		December 31%		March 31%

Financial intermediaries	421,703	0.4	462,348	0.5	266,228	0.3
Services	16,600,946	16.4	16,054,191	16.7	14,303,358	16.9
Transport and storage	4,564,785	4.5	4,388,032	4.6	3,667,049	4.3
Real estate activities, rentals and
corporate services	2,696,453	2.7	2,502,301	2.6	2,092,982	2.5
Civil construction	2,412,196	2.4	2,457,171	2.6	2,357,043	2.8
Production and distribution of
electric power, gas and water	1,699,751	1.7	1,768,549	1.8	1,444,492	1.7
Social services, education, health,
defense and social security	1,038,669	1.0	1,001,358	1.0	922,787	1.1
Telecommunications	1,012,548	1.0	1,206,054	1.2	1,437,092	1.7
Clubs, leisure, cultural and sports activities	669,384	0.7	639,357	0.7	491,508	0.6
Holding companies, legal, accounting and
business advisory services	641,000	0.6	551,728	0.6	415,266	0.5
Hotel and catering	428,255	0.4	406,554	0.4	343,829	0.4
Other services	1,437,905	1.4	1,133,087	1.2	1,131,310	1.3
Agribusiness, fishing, forestry
development and management	1,393,516	1.4	1,306,664	1.4	1,087,151	1.3
Individuals	41,627,678	41.0	39,611,188	41.2	35,718,365	42.3
Total	101,473,360	100.0	96,219,153	100.0	84,426,349	100.0

f) Breakdown of loan operations and allowance for doubtful accounts

Risk level							R$ thousand

	Portfolio balance

	Abnormal course			Normal course	Total	%	2007	2006

	Past due	Falling due	Total – abnormal course				% March 31 YTD	% December 31 YTD	% March 31 YTD

AA	–	–	–	19,882,974	19,882,974	19.6	19.6	19.3	17.6
A	–	–	–	46,072,925	46,072,925	45.4	65.0	64.8	66.1
B	207,080	1,411,631	1,618,711	8,881,357	10,500,068	10.3	75.3	74.8	75.0
C	404,313	1,421,538	1,825,851	15,324,582	17,150,433	16.9	92.2	92.1	92.8
Subtotal	611,393	2,833,169	3,444,562	90,161,838	93,606,400	92.2
D	345,260	577,975	923,235	1,074,956	1,998,191	2.0	94.2	94.0	94.9
E	271,805	422,797	694,602	201,741	896,343	0.9	95.1	94.9	95.6
F	257,241	358,256	615,497	185,887	801,384	0.8	95.9	95.7	96.3
G	281,566	272,953	554,519	172,045	726,564	0.7	96.6	96.5	97.0
H	1,674,003	1,030,564	2,704,567	739,911	3,444,478	3.4	100.0	100.0	100.0
Subtotal	2,829,875	2,662,545	5,492,420	2,374,540	7,866,960	7.8
Total on March 31, 2007	3,441,268	5,495,714	8,936,982	92,536,378	101,473,360	100.0
%	3.4	5.4	8.8	91.2	100.0
Total on December 31, 2006	3,244,745	5,027,673	8,272,418	87,946,735	96,219,153
%	3.4	5.2	8.6	91.4	100.0
Total on March 31, 2006	2,622,214	4,405,133	7,027,347	77,399,002	84,426,349
%	3.1	5.2	8.3	91.7	100.0

									R$ thousand

	Provision

	Minimun requirement								2007	2006

Risk	% Minimun required provision	Specific			Generic	Total			% on March 31 (1)	% on December 31 (1)	% on March 31 (1)

level		Past due	Falling due	Total specific

							Additional	Existing

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	230,365	230,365	638	231,003	0.5	0.5	0.5
B	1.0	2,071	14,116	16,187	88,802	104,989	31,753	136,742	1.3	1.3	1.3
C	3.0	12,129	42,646	54,775	459,739	514,514	250,042	764,556	4.5	4.7	5.5
Subtotal		14,200	56,762	70,962	778,906	849,868	282,433	1,132,301	1.2	1.3	1.4
D	10.0	34,526	57,798	92,324	107,496	199,820	331,777	531,597	26.6	26.4	26.4
E	30.0	81,541	126,839	208,380	60,522	268,902	172,939	441,841	49.3	49.4	48.7
F	50.0	128,620	179,128	307,748	92,944	400,692	135,515	536,207	66.9	66.1	67.3
G	70.0	197,097	191,067	388,164	120,431	508,595	179,866	688,461	94.8	95.7	93.1
H	100.0	1,674,003	1,030,564	2,704,567	739,911	3,444,478	–	3,444,478	100.0	100.0	100.0
Subtotal		2,115,787	1,585,396	3,701,183	1,121,304	4,822,487	820,097	5,642,584	71.7	72.8	68.9
Total on March
31, 2007		2,129,987	1,642,158	3,772,145	1,900,210	5,672,355	1,102,530	6,774,885	6.7
%		31.5	24.2	55.7	28.0	83.7	16.3	100.0
Total on
December 31,
2006		2,079,042	1,556,299	3,635,341	1,910,790	5,546,131	1,099,907	6,646,038		6.9
%		31.2	23.4	54.6	28.9	83.5	16.5	100.0
Total on March
31, 2006		1,581,361	1,121,636	2,702,997	1,580,211	4,283,208	1,032,017	5,315,225			6.3
%		29.8	21.1	50.9	29.7	80.6	19.4	100.0

(1)	Ratio between existing provision and portfolio by risk level.

g) Movement of allowance for doubtful accounts

	R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Opening Balance	6,646,038	6,215,193	4,958,649
– Specific provision (1)	3,635,341	3,290,366	2,287,589
– Generic provision (2)	1,910,790	1,833,249	1,657,570
– Additional provision (3)	1,099,907	1,091,578	1,013,490
Amount recorded	1,159,661	1,189,941	938,442
Amount written-off	(1,030,814)	(759,096)	(593,010)
Balance derived from acquired institutions (4)	–	–	11,144
Closing balance	6,774,885	6,646,038	5,315,225
– Specific provision (1)	3,772,145	3,635,341	2,702,997
– Generic provision (2)	1,900,210	1,910,790	1,580,211
– Additional provision (3)	1,102,530	1,099,907	1,032,017

(1)	For operations with installments overdue for more than 14 days;
(2)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item;
(3)	The additional provision is recorded based on Management's experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general loan risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution no. 2682.
The additional provision per customer was classified according to the corresponding risk levels (Note 10f); and
(4)	Comprises Banco BEC S.A.

h) Recovery and renegotiation

Expense for allowance for doubtful accounts, net of recoveries of written-off credits.

	R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Amount recorded	1,159,661	1,189,941	938,442
Amount recovered (1)	(177,623)	(197,005)	(129,188)
Expense net of recoveries	982,038	992,936	809,254

(1)  Classified in income on loan operations (Note 10j).

i) Movement of renegotiated portfolio

	R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Opening balance	2,708,521	2,594,312	2,020,341
– Amount renegotiated	587,514	649,887	612,663
– Amount received	(361,717)	(419,235)	(392,862)
– Amount written-off	(203,539)	(116,443)	(118,150)
Closing balance	2,730,779	2,708,521	2,121,992
Allowance for doubtful accounts	1,766,302	1,732,083	1,321,657
Percentage on portfolio	64.7%	63.9%	62.3%

j) Income on loan and leasing operations

	R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Discounted trade receivables and other loans	3,076,770	3,010,755	2,767,745
Financings	1,791,131	1,800,510	1,738,949
Rural and agribusiness loans	187,074	189,004	156,250
Subtotal	5,054,975	5,000,269	4,662,944
Recovery of credits written-off as loss	177,623	197,005	129,188
Allocation of exchange variation of foreign branches and subsidiaries	(296,239)	(84,520)	(274,666)
Subtotal	4,936,359	5,112,754	4,517,466
Leasing, net of expenses	190,126	190,769	132,365
Total	5,126,485	5,303,523	4,649,831

11) Other Receivables
  a) Foreign exchange portfolio
    Balance sheet accounts

	R$ thousand

	2007	2006

	March 31	December 31	March 31

Assets – other receivables
Exchange purchases pending settlement	9,563,961	6,691,337	7,332,944
Foreign exchange acceptances and term documents in foreign currencies	6,211	8,132	10,229
Exchange sale receivables	4,471,643	1,308,768	1,862,639
(-) Advances in local currency received	(508,359)	(141,701)	(264,172)
Income receivable on advances granted	86,724	79,526	57,940
Total	13,620,180	7,946,062	8,999,580
Liabilities – Other liabilities
Exchange sales pending settlement	4,466,371	1,308,476	1,848,083
Exchange purchase payables	9,783,068	6,754,564	7,458,140
(-) Advances on foreign exchange contracts	(5,850,901)	(5,703,150)	(5,443,156)
Other	17,509	26,927	15,392
Total	8,416,047	2,386,817	3,878,459
Net foreign exchange portfolio	5,204,133	5,559,245	5,121,121
Memorandum accounts
Imports loans	245,411	241,508	157,117
Confirmed exports loans	21,077	20,168	30,626

Exchange Results

Breakdown of results of foreign exchange transactions adjusted to facilitate presentation

	R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Foreign exchange operations result	149,264	98,051	114,242
Adjustments:
– Income on foreign currency financing (1)	3,948	12,889	14,434
– Income on export financing (1)	12,943	13,028	10,781
– Income on foreign investments (2)	1,718	35,504	36,501
– Expenses from liabilities with foreign bankers (3) (Note 17c)	(19,919)	(84,588)	(53,215)
– Other	(75,534)	15,260	(49,538)
Total adjustments	(76,844)	(7,907)	(41,037)
Adjusted foreign exchange operations result	72,420	90,144	73,205

(1)  Classified in the item "Income on loan operations";
(2)  Demonstrated in the item "Income on securities transactions"; and
(3) Related to funds for financing advances on foreign exchange contracts and import financing, classified in the item "Expenses for borrowings and onlendings".

b) Sundry

	R$ thousand

	2007	2006

	March 31	December 31	March 31

Tax credits (Note 34c)	7,513,914	7,265,972	5,538,108
Credit card operations	4,913,290	5,215,435	2,655,091
Borrowers by escrow deposits	3,836,464	3,621,636	2,501,662
Prepaid taxes	785,668	878,607	804,229
Sundry borrowers	753,027	756,215	454,951
Receivable securities and credits	615,492	623,681	527,980
Payments to be reimbursed	493,801	469,174	449,048
Borrowers due to purchase of assets	216,146	224,310	300,891
Other	225,242	260,234	86,474
Total	19,353,044	19,315,264	13,318,434

12) Other Assets

a) Non-operations assets/Others

	R$ thousand

	Cost	Provision for losses	Residual value

			2007	2006

			March 31	December 31	March 31

Real estate	157,438	(54,019)	103,419	101,317	109,661
Goods subject to special conditions	92,865	(92,865)	–	–	–
Vehicles and similar	98,542	(29,832)	68,710	54,801	57,822
Inventories/storehouse	22,267	–	22,267	18,247	18,089
Machinery and equipment	11,278	(6,472)	4,806	4,015	2,396
Other	7,482	(6,375)	1,107	1,128	6,054
Total on March 31, 2007	389,872	(189,563)	200,309
Total on December 31, 2006	369,099	(189,591)		179,508
Total on March 31, 2006	374,383	(180,361)			194,022

b) Prepaid expenses

	R$ thousand

	2007	2006

	March 31	December 31	March 31

Commission on the placement of financing (1)	822,636	789,433	687,328
Partnership agreement in the rendering of banking services (2)	537,545	539,671	278,918
Insurance selling expenses (3)	270,816	285,574	267,596
Insurance expense and others costs on funding abroad (4)	67,565	74,080	88,007
Advertising expenses (5)	52,509	50,951	62,210
Other	51,847	54,597	92,901
Total	1,802,918	1,794,306	1,476,960

(1)	Commissions paid to storekeepers and car dealers;
(2)	Amounts paid for the rendering of banking services;
(3)	Commissions paid to insurance brokers on trade of insurance, private pension plans and certificated savings plans products;
(4)	Prepaid insurance expenses and other costs when contracting funding from foreign bankers/investors; and
(5)	Prepaid advertising expenses, whose disclosure in the media will occur in the future.

13) Investments

a) Movement of investments in branches and direct and indirect subsidiaries abroad, which were fully eliminated upon consolidation of the financial statements.

Investments in branches and subsidiaries abroad	R$ thousand

	Balance on 12.31.2006	Movement in the period (1)	Balance on 3.31.2007	Balance on 3.31.2006

Banco Bradesco S.A. Grand Cayman Branch	7,946,515	(228,777)	7,717,738	5,510,896
Bradport SGPS, Sociedade Unipessoal, Lda.	525,089	3,580	528,669	280,408
Banco Bradesco S.A. New York Branch	339,581	(6,803)	332,778	329,562
Banco Bradesco Luxembourg S.A.	306,517	(7,940)	298,577	300,553
Cidade Capital Markets Limited	72,749	(2,044)	70,705	70,725
Bradesco Securities, Inc	48,369	(2,416)	45,953	48,718
Banco Bradesco Argentina S.A.	35,952	(1,667)	34,285	36,122
Banco Boavista S.A. Nassau Branch	18,836	(585)	18,251	18,546
Bradesco Argentina de Seguros S.A.	10,408	318	10,726	12,970
Bradesco International Health Service, Inc.	177	(7)	170	214
Imagra Overseas Ltd. (Amex Brasil) (2)	1,842	(75)	1,767	–
Total	9,306,035	(246,416)	9,059,619	6,608,714

(1)	Represented by the negative foreign exchange variation in the amount of R$359,098 thousand, equity accounting in the amount of R$79,505 thousand, mark-to-market adjustment of securities available for sale in the amount of R$33,177 thousand; and
(2)	Company acquired in June 2006.

b) Breakdown of investments in the consolidated financial statements

Affiliated companies			R$ thousand

	2007	2006

	March 31	December 31	March 31

IRB-Brasil Resseguros S.A.	361,395	354,409	307,940
American Banknote S.A. (1)	–	–	38,956
BES Investimento do Brasil S.A.	22,826	22,742	19,390
NovaMarlim Participações S.A.	15,123	15,088	20,478
Marlim Participações S.A.	10,111	10,524	14,658
Other	958	270	1,021
Total in affiliated companies	410,413	403,033	402,443
– Tax incentives	328,067	328,131	325,329
– Banco Espírito Santo S.A. (2)	–	–	268,786
Other investments	282,342	323,437	291,481
Provision for:
Tax incentives	(290,963)	(290,968)	(279,107)
Other investments	(68,161)	(67,051)	(86,605)
Overall total of consolidated investments	661,698	696,582	922,327

(1)	Investment transferred to current assets and partially sold in 2006; and
(2)	Investment transferred to current assets in December 2006.

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded, in the period ended 1st quarter of 2007 – R$11,589 thousand (4th quarter of 2006 – R$30,257 thousand and 1st quarter of 2006 – R$4,694 thousand).

	R$ thousand

	Capital stock	Adjusted stockholders equity	No. of stocks/ quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income/ (loss)	Adjustment resulting from evaluation (3)

Companies			Common	Preferred			2007	2006

							1st Quarter	4th Quarter	1st Quarter

IRB-Brasil Resseguros S.A. (1)	750,000	1,701,181	–	212	21.24%	61,916	13,151	27,130	–
NovaMarlim Participações S.A. (1)	80,438	88,067	22,100	–	17.17%	4,065	698	813	1,069
Marlim Participações S.A. (1)	71,309	85,433	10,999	21,998	11.84%	(18,961)	(2,245)	453	2,157
BES Investimento do Brasil S.A. – Banco de Investimento (1)	80,000	114,132	7,992	7,992	19.99%	420	84	2,005	155
American Banknote S.A. (2)	–	–	–	–	–	–	–	–	1,424
Other companies	–	–	–	–	–	–	(99)	(144)	(111)
Total of non-consolidated investees							11,589	30,257	4,694

(1)	Unaudited data related to February 28, 2007;
(2)	Investment transferred to current assets and partially sold in 2006; and
(3)	Adjustment resulting from evaluation considers results recorded by the companies as from their acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable.

14) Property, Plant and Equipment in Use and Leased Assets

Stated at acquisition cost. Depreciation is calculated on the straight-line method at annual rates, which take into consideration the economic useful lives of the assets.

	R$ thousand

	Annual rate	Cost	Depreciation		Residual value

				2007	2006

				March 31	December 31	March 31

Real estate in use:
– Buildings	4%	653,186	(361,171)	292,015	293,573	348,952
– Land	–	407,965	–	407,965	406,980	402,015
Facilities, furniture and equipment in use	10%	2,240,955	(1,329,453)	911,502	908,395	815,191
Security and communications systems	10%	136,564	(86,803)	49,761	48,815	48,822
Data processing systems	20 to 50%	1,748,967	(1,292,259)	456,708	424,501	366,570
Transport systems	20%	29,652	(15,300)	14,352	15,564	7,763
Constructions in progress	–	83,673	–	83,673	38,955	3,420
Subtotal	–	5,300,962	(3,084,986)	2,215,976	2,136,783	1,992,733
Leased assets	–	28,561	(10,697)	17,864	16,136	11,094
Total on March 31, 2007		5,329,523	(3,095,683)	2,233,840
Total on December 31, 2006		5,182,700	(3,029,781)		2,152,919
Total on March 31, 2006		4,780,333	(2,776,506)			2,003,827

Property, plant and equipment in use of Bradesco Organization present an unrecorded increment of R$1,161,041 thousand (December 31, 2006 – R$1,157,601 thousand and March 31, 2006 – R$1,066,514 thousand) based on appraisal reports prepared by independent experts in 2007, 2006 and 2005.

The fixed assets to stockholders’ equity ratio, in relation to “consolidated” reference stockholders’ equity is 11.45% (December 31, 2006 – 12.23% and March 31, 2006 13.94%), on the “consolidated financial” basis it is 49.23% (December 31, 2006 – 48.01% and March 31, 2006 – 42.62%), within the maximum 50% limit.

The difference between the fixed assets to stockholders’ equity ratio of the “consolidated” and of the “consolidated financial” derives from the existence of non-financial subsidiaries which have a high liquidity and a low fixed assets to stockholders’ equity ratio, with the consequent increase in the fixed assets to stockholders’ equity ratio of the “consolidated financial”. Whenever necessary, we may reallocate the funds for the financial companies through the payment of dividends/interest on own capital to financial companies or corporate restructuring between the financial and non-financial companies, thus allowing the improvement of that ratio.

15) Deferred Charges

a) Goodwill

	R$ thousand

	Balance on 3.31.2006	Constitutions	Amortizations	Extraordinary Amortizations	Balance as of 3.31.2007

Banco Zogbi S.A.	159,964	–	(14,114)	(145,850)	–
Banco Alvorada S.A.	142,999	–	(4,989)	(138,010)	–
Banco BCN S.A.	122,917	–	(122,917)	–	–
Banco Mercantil de São Paulo S.A.	75,647	–	(75,647)	–	–
Morada Serviços Financeiros Ltda.	62,791	–	(3,925)	(58,866)	–
Banco Cidade S.A.	45,459	–	(45,459)	–	–
Promovel Empreendimentos e Serviços Ltda.	37,874	–	(3,342)	(34,532)	–
Bradesco Leasing S.A. Arrendamento Mercantil	30,313	–	(1,800)	(28,513)	–
Banco Boavista Interatlântico S.A.	14,772	–	(4,924)	(9,848)	–
Cia. Leader de Investimento	18,918	–	(507)	(18,411)	–
Tempo Serviços Ltda. (Amex Brasil)	–	872,881	–	(872,881)	–
Banco BEC S.A.	562,429	76,574	(31,866)	(607,137)	–
Bradesplan Participações Ltda.	–	81,878	(1,365)	(80,513)	–
Bankpar Participações Ltda. (Amex Brasil)	–	42,577	–	(42,577)	–
Other	53,117	22,443	(3,975)	(71,585)	–
Total Goodwill	1,327,200	1,096,353	(314,830)	(2,108,723)	–

In the 2nd half of 2006, the existing goodwill was reviewed by the Management Bodies and according to the Board of Directors’ resolution as of September 18, 2006 and purpose of notice to stockholders on this same date, the referred goodwill, which corresponded to R$2,108,723 thousand, was fully amortized. The Board of Directors’ proposals of this date were approved by the Special Stockholders’ Meeting held on October 5, 2006.

b) Other deferred charges

	R$ thousand

	Cost	Amortization	Residual value

			2007	2006

			March 31	December 31	March 31

Systems development	1,593,917	(933,722)	660,195	641,191	550,894
Other deferred expenditures	18,822	(17,180)	1,642	1,758	3,774
Total on March 31, 2007	1,612,739	(950,902)	661,837
Total on December 31, 2006	1,593,771	(950,822)		642,949
Total on March 31, 2006	1,371,218	(816,550)			554,668

16) Deposits, Federal Funds Purchased and Securities Sold Under Agreements to Repurchase and Funds from Issuance of Securities

a) Deposits

	R$ thousand

	2007					2006

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	March 31	December 31	March 31

• Demand deposits (1)	20,115,520	–	–	–	20,115,520	20,526,800	16,240,015
• Savings deposits(1)	27,608,759	–	–	–	27,608,759	27,612,587	25,560,295
• Interbank deposits	56,366	80,727	20,532	–	157,625	290,091	128,014
• Time deposits (2)	3,022,933	5,859,566	4,449,441	22,354,762	35,686,702	34,924,541	32,295,927
• Other deposits (3)	593,290	–	–	–	593,290	551,194	258,246
Total on March 31, 2007	51,396,868	5,940,293	4,469,973	22,354,762	84,161,896
%	61.1	7.0	5.3	26.6	100.0
Total on December 31, 2006	51,245,320	5,807,150	3,477,291	23,375,452		83,905,213
%	61.1	6.9	4.1	27.9		100.0
Total on March 31, 2006	44,945,409	4,898,293	2,057,073	22,581,722			74,482,497
%	60.3	6.6	2.8	30.3			100.0

(1) Classified as up to 30 days without considering average historical turnover;
(2) It considers the maturities established in investments; and
(3) Deposits for investments.

b) Federal funds purchased and securities sold under agreements to repurchase

						R$ thousand

	2007					2006

	Up to 30	From 31 to	From 181 to	More than	March	December	March
	days	180 days	360 days	360 days	31	31	31

Own portfolio	6,490,813	4,248,936	1,440,529	17,171,854	29,352,132	36,595,268	12,905,688
• Government bonds	5,477,735	33,306	348,862	8,550	5,868,453	14,096,197	197,002
• Privet securities – CDB	–	–	–	–	–	–	360,808
• Debentures of own issuance	178,900	1,347,443	1,091,667	17,016,582	19,634,592	21,577,017	12,255,323
• Foreign	834,178	2,868,187	–	146,722	3,849,087	922,054	92,555
Third party portfolio (1)	20,077,321	–	–	–	20,077,321	3,471,383	11,030,935
Unrestricted notes portfolio (1)	468,022	1,003,947	–	–	1,471,969	7,608,782	99,999
Total on March 31, 2007 (2)	27,036,156	5,252,883	1,440,529	17,171,854	50,901,422
%	53.1	10.3	2.9	33.7	100.0
Total on December 31, 2006	29,683,675	1,010,056	1,729,448	15,252,254		47,675,433
%	62.3	2.1	3.6	32.0		100.0
Total on March 31, 2006	11,373,276	597,767	955,423	11,110,156			24,036,622
%	47.3	2.5	4.0	46.2			100.0

(1) Represented by government bonds; and
(2) This includes R$10,571,439 thousand (December 31, 2006 – R$8,770,745 thousand and March 31, 2006 – R$3,644,624 thousand) of funds invested in purchase and sale commitments with Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Note 8a).

c) Funds from issuance of securities

						R$ thousand

	2007					2006

	Up to 30	From 31 to	From 180 to	More than	March	December	March
	days	180 days	360 days	360 days	31	31	31

Securities – Local:
• Mortgage notes	98,040	464,336	313,836	2,902	879,114	857,697	843,313
• Debentures (1)	–	131,533	–	2,552,100	2,683,633	2,603,194	2,733,165
Subtotal	98,040	595,869	313,836	2,555,002	3,562,747	3,460,891	3,576,478
Securities – Foreign: (2)
• Eurobonds	3,816	–	–	–	3,816	214,478	411,856
• Euronotes	–	–	–	–	–	365	1,357
• MTN Program Issues	57,507	–	776,106	625,965	1,459,578	1,020,335	1,217,556
• Securitization of future flow of money orders received from abroad (d)	3,315	55,224	56,545	343,246	458,330	506,080	591,364
• Securitization of future flow of credit card bill receivables from foreign
cardholders (d)	1,085	44,506	45,779	303,097	394,467	434,130	508,648
Subtotal	65,723	99,730	878,430	1,272,308	2,316,191	2,175,388	2,730,781
Total on March 31, 2007	163,763	695,599	1,192,266	3,827,310	5,878,938
%	2.8	11.8	20.3	65.1	100.0
Total on December 31, 2006	307,315	500,879	1,156,207	3,671,878		5,636,279
%	5.5	8.9	20.5	65.1		100.0
Total on March 31, 2006	351,646	952,864	534,543	4,468,206			6,307,259
%	5.6	15.1	8.5	70.8			100.0

(1) This refers to installment of issuances of simple debentures not convertible into stocks of Bradesco Leasing S.A. Arrendamento Mercantil, of which one matures on May 1, 2011 and has a 102% of CDI remuneration; and
(2) These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution no. 2770 for:
(i) onlending to local customers, maturing until 2011, under terms which do not exceed those of the funds obtained, with interest payable at libor, plus a spread or prefixed interest; and
(ii) foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of Specific Purposes Entities (SPEs). These SPEs, named Brazilian Merchant Voucher Receivables Limited and International Diversified Payment Rights Company, are financed through long-term liabilities and settled through the future cash flows of the corresponding assets, which basically comprise:

(i) current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of default or if the SPEs’ operations are discontinued.
The funds derived from the sale of current and future money orders and credit card receivables, received by the SPEs, must be maintained in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

							R$ thousand

	Issuance	Transaction amount	Maturity	Remuneration %	Total

					2007	2006

					March 31	December 31	March 31

Securitization of future
flow of money orders	8.20.2003	595,262	8.20.2010	6.750	303,426	299,737	372,965
received from abroad	7.28.2004	305,400	8.20.2012	4.685	154,904	206,343	218,399
Total		900,662			458,330	506,080	591,364
Securitization of future
flow of credit card bills
receivables from
cardholders living abroad	7.10.2003	800,818	6.15.2011	5.684	394,467	434,130	508,648
Total		800,818			394,467	434,130	508,648

e) Expenses with funding and price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Savings deposits	500,124	483,748	482,433
Time deposits	1,227,929	1,264,404	1,285,789
Federal funds purchased and securities sold under agreements to repurchase	1,337,205	1,135,336	1,054,813
Funds from issuance of securities	191,115	222,682	158,013
Allocation of exchange variation of foreign branches and subsidiaries	(410,554)	(132,390)	(514,276)
Other funding expenses	38,821	37,196	69,638
Subtotal	2,884,640	3,010,976	2,536,410
Expenses for price-level restatement on technical provisions for insurance,
private pension plans and certificated savings plans	1,043,589	1,138,529	1,042,648
Total	3,928,229	4,149,505	3,579,058

17) Borrowings and Onlendings

a) Borrowings

						R$ thousand

	2007					2006

	Up to 30	From 31 to	From 181	More than	March	December	March
	days	180 days	to 360 days	360 days	31	31	31

Local:
• Official institutions	28	139	167	362	696	778	1,012
• Other institutions	7	–	338	–	345	44,447	16
Foreign	732,357	3,222,322	2,751,953	249,681	6,956,313	5,732,681	6,042,518
Total on March 31, 2007	732,392	3,222,461	2,752,458	250,043	6,957,354
%	10.5	46.3	39.6	3.6	100.0
Total on December 31, 2006	1,049,238	2,765,502	1,730,354	232,812		5,777,906
%	18.2	47.9	29.9	4.0		100.0
Total on March 31, 2006	1,450,499	2,072,525	2,083,852	436,670			6,043,546
%	24.0	34.3	34.5	7.2			100.0

b) Onlendings

						R$ thousand

	2007					2006

	Up to 30	From 31 to	From 181	More than	March	December	March
	days	180 days	to 360 days	360 days	31	31	31

Local:
• National Treasury	–	–	79,705	–	79,705	99,073	14,402
• BNDES	166,464	501,334	2,307,401	2,348,103	5,323,302	5,532,018	4,343,620
• CEF	1,520	4,240	5,090	62,853	73,703	69,909	63,078
• Finame	261,179	970,689	953,402	4,003,371	6,188,641	5,938,037	5,143,258
• Other institutions	–	405	405	977	1,787	1,932	2,621
Foreign:
• Subject to onlendings to housing loan borrowers	10,045	–	–	–	10,045	170	374
Total on March 31, 2007	439,208	1,476,668	3,346,003	6,415,304	11,677,183
%	3.8	12.6	28.7	54.9	100.0
Total on December 31, 2006	372,318	1,777,409	2,552,876	6,938,536		11,641,139
%	3.2	15.3	21.9	59.6		100.0
Total on March 31, 2006	385,476	1,435,661	2,039,634	5,706,582			9,567,353
%	4.0	15.0	21.3	59.7			100.0

c) Expenses from borrowings and onlendings

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Borrowings:
• Local	43	44	97
• Foreign	23,623	22,252	28,750
Subtotal borrowings	23,666	22,296	28,847

Local onlendings:
• National treasury	1,433	2,175	994
• BNDES	106,272	104,611	83,645
• CEF	1,750	1,810	1,425
• Finame	124,210	126,346	138,711
•Other institutions	43	52	98
Foreign onlendings:
• Payables to foreign bankers (Note 11a)	19,919	84,588	53,215
• Other expenses with foreign onlendings	(68,081)	(125)	(2,663)
Subtotal onlendings	185,546	319,457	275,425

Allocation of exchange variation of foreign branches and subsidiaries	155,371	27,335	(64,536)

Total	364,583	369,088	239,736

18) Contingent Assets and Liabilities and Legal Liabilities – Tax And Social Security

a) Contingent Assets

Contingent assets were not recognized on an accounting basis, however, there are proceedings whose perspective of success is probable. The main ones are:

– Tax on Net Income – (ILL) R$350,047 thousand: It pleads the return, by means of compensation or restitution, of the amounts collected as Tax on Net Income established by article 35 of Law no. 7,713/88, once the referred tax was unconstitutionally judged by the Federal Supreme Court; and

– Social Integration Program – (PIS) R$101,822 thousand: It pleads the compensation of PIS on the Operating Gross Revenue, collected under the terms of the Decrees Laws no. 2,445 and no. 2,449/88, in what exceeded the amount due under the terms of the Supplementary Law no. 07/70 (PIS Repique).

b) Contingent Liabilities classified as probable losses and Legal Liabilities – Tax and Social Security

Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the legal advisors; the types of lawsuit; similarity with previous lawsuits; complexity; and jurisprudence and prior court sentences, whenever loss is deemed probable.

Bradesco’s Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

The liability related to the legal liability in judicial discussion is maintained until the definite gain of the lawsuit, represented by favorable judicial decision, on which resources are not provided, or its prescription.

I –Labor claims

These are claims brought by former employees seeking indemnity, especially the payment of unpaid overtime. The amount of the labor claims is provisioned based on the average value determined by the total payments made of the claims ended in the last 12 months, considering the similarity of these proceedings.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II – Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks and the inclusion of information about debtors in the restricted credit registry. These lawsuits are individually controlled and provisioned for specific lawsuits based on the opinion of the legal advisors, taking into consideration the nature of the lawsuits; similarity with previous lawsuits; complexity; and in the positioning of Courts.

The issues discussed in the lawsuits usually are not events that cause a representative impact on the financial results. Approximately 60% of the lawsuits were brought at the small claims court, in which the requests are limited to 40 minimum wages. Moreover, approximately 50% of these lawsuits are judged unfounded and the amount of the condemnation imposed corresponds to the historical average of only 5% of the total amount claimed.

At present, there are no significant administrative lawsuits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s financial results.

III – Legal Liabilities – Tax and Social Security

Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of the legal advisors.

The main matters are:

– CSLL – R$1,167,922 thousand: Questioning of CSLL required from financial institutions in the reference years from 1995 to 1998 by rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

– Cofins – R$1,070,325 thousand: It pleads to calculate and collect Cofins, as from October 2005, on the effective sales results, whose concept is in the article 2 of Supplementary Law no. 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of article 3 of Law no. 9,718/98;

– CSLL – R$446,082 thousand: It pleads the non collection of CSLL of the reference years from 1996 to 1998, years in which some companies of Bradesco Organization did not have employees, once the article 195, I, of the Federal Constitution provides for that this contribution is only due by employers;

– INSS Autonomous Brokers – R$482,558 thousand: It discusses the incidence of the social security contribution on the remunerations paid to the autonomous service providers, established by the Supplementary Law 84/96 and subsequent regulations/amendments, to the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to the insured, thus being out of the incidence field of the contribution provided for in the item I, Article 22, of Law no. 8,212/91, with new wording in Law no. 9,876/99;

– IRPJ/Credit Losses – R$546,687 thousand: It pleads to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of the effective and definite losses, total or partial, suffered in the reference years from 1997 to 2005, in the reception of credits, regardless of the compliance with the conditions and terms provided for in articles 9 to 14 of Law no. 9,430/96 which only apply to the provisory losses; and

– PIS – R$243,445 thousand: It pleads the compensation of the amounts unduly overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e. operating gross revenue, as defined in the income tax legislation – concept in article 44 of Law no. 4,506/64, not included financial revenues.

IV – Provisions established, divided by nature are as follows:

			R$ thousand

	2007	2006

	March	December	March
	31	31	31

Labor proceedings	1,240,529	1,267,579	950,822
Civil proceedings	863,238	872,429	713,742
Subtotal (1)	2,103,767	2,140,008	1,664,564
Tax and social security (2)	5,648,675	5,084,445	3,933,438
Total	7,752,442	7,224,453	5,598,002

(1)	Note 20b; and
(2)	Classified under the item “Other liabilities – tax and social security” (Note 20a).

V – Movement of Provisions Established

			R$ thousand

	2007

			Tax and
	Labor	Civil	social security
			(1)

At the beginning of the period	1,267,579	872,429	5,084,445
Monetary restatement	38,836	8,342	89,339
Constitutions	28,799	63,839	493,499
Reversals	(2,694)	(15,136)	(3,700)
Payments	(91,991)	(66,236)	(14,908)
At the end of the period	1,240,529	863,238	5,648,675

(1) It comprises, substantially, legal liabilities.

c) Contingent Liabilities classified as possible losses

Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff” or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non-success. In this context the contingent proceedings evaluated as risk of possible loss are not recognized on an accounting basis, and the principal is related to leasing companies’ ISSQN, in the amount of R$113,882 thousand. In this proceeding, the demand of the referred tax by municipalities other than those where the companies are set up and to which the tax is collected in compliance with law is discussed.

19) Subordinated Debt

						R$ thousand

		Amount			2007	2006

Instrument	Issuance	of the	Maturity	Compensation
		operation			March	December	March
					31	31	31

In the country:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate – CETIP	1,222,591	1,186,653	1,073,151
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	95,566	92,584	83,252
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	426,967	414,108	373,559
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	1,088,672	1,054,385	947,245
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	70,882	68,768	62,096
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	137,004	132,937	120,101
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	139,616	135,472	122,391
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	283,217	274,769	248,113
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,178,071	1,142,079	1,028,696
Subordinated CDB	February/2006	1,171,022	2011	104.0% of CDI rate	1,368,183	1,326,382	1,194,702
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	817,908	792,919	714,200
Subordinated CDB	June/2006	1,100,000	2011	103.0% of CDI rate	1,213,489	1,176,765	–
Subordinated CDB	July/2006	13,000	2011	102.5% of CDI rate	14,308	13,877	–
Subordinated CDB	July/2006	505,000	2011	103.0% of CDI rate	554,409	537,631	–
Subordinated CDB	August/2006	5,000	2011	102.5% of CDI rate	5,427	5,264	–
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	303,191	313,218	304,269
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	316,094	306,238	321,844
Subtotal in Brazil		6,673,773			9,235,595	8,974,049	6,593,619

						R$ thousand

		Amount			2007	2006

Instrument	Issuance	of the	Maturity	Compensation
		operation			March	December	March
					31	31	31

Abroad:
Subordinated debt (US$)	December/2001	353,700	2011	10.25% rate p.a.	314,337	319,413	332,477
Subordinated debt (YEN) (1)	April/2002	315,186	2012	4.05% rate p.a.	285,701	290,682	302,701
Subordinated debt (US$)	October/2003	1,434,750	2013	8.75% rate p.a.	1,058,822	1,080,459	1,120,936
Subordinated debt (EURO)	April/2004	801,927	2014	8.00% rate p.a.	633,134	639,027	607,787
Subordinated debt (US$) (2)	June/2005	720,870	–	8.875% rate p.a.	619,366	645,827	656,219
Subtotal abroad		3,626,433			2,911,360	2,975,408	3,020,120
Overall total		10,300,206			12,146,955	11,949,457	9,613,739

(1)	Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.; and

(2)
On June 3, 2005, a perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and by means of previous authorization of the Brazilian Central Bank, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in written by the Brazilian Central Bank that securities may no longer be included in the consolidated capital, for capital adequacy ratio calculation purposes.

20) Other Liabilities

a) Tax and social security

			R$ thousand

	2007	2006

	March	December	March
	31	31	31

Provision for tax risks (Note 18)	5,648,675	5,084,445	3,933,438
Provision for future taxable income	1,448,464	1,276,713	948,963
Taxes and contributions on profits payable	830,371	1,199,959	782,965
Taxes and contributions collectible	467,115	453,403	460,762
Total	8,394,625	8,014,520	6,126,128

b) Sundry

			R$ thousand

	2007	2006

	March	December	March
	31	31	31

Credit card operations	4,380,419	4,508,058	1,882,578
Provision for accrued liabilities	2,549,046	2,724,540	2,208,307
Provision for contingent liabilities (civil and labor) (Note 18)	2,103,767	2,140,008	1,664,564
Sundry creditors	1,194,643	1,165,560	1,036,315
Liabilities for acquisition of assets and rights	137,589	165,546	93,596
Official operating agreements	82,268	18,339	10,277
Other	224,259	294,591	166,902
Total	10,671,991	11,016,642	7,062,539

21) Insurance, Private Pension Plans and Certificated Savings Plans Operations

a) Provisions by account

											R$ thousand

	Insurance			Life and Private Pension Plans (1)			Certificated Saving Plans			Total

	2007	2006		2007	2006		2007	2006		2007	2006

	March	December	March	March	December	March	March	December	March	March	December	March
	31	31	31	31	31	31	31	31	31	31	31	31

Current and long-term liabilities
Mathematical provision for benefits to be
granted	–	–	–	35,120,986	34,230,935	29,648,339	–	–	–	35,120,986	34,230,935	29,648,339
Mathematical provision for benefits
granted	–	–	–	3,546,122	3,426,173	3,266,409	–	–	–	3,546,122	3,426,173	3,266,409
Mathematical provision for redemptions	–	–	–	–	–	–	1,845,133	1,796,242	1,738,432	1,845,133	1,796,242	1,738,432
IBNR Provision	1,261,926	1,382,336	1,354,565	421,613	437,928	341,265	–	–	–	1,683,539	1,820,264	1,695,830
Unearned premiums provision	1,436,446	1,520,317	1,435,291	37,174	41,912	30,205	–	–	–	1,473,620	1,562,229	1,465,496
Contribution insufficiency provision (2)	–	–	–	2,085,529	1,788,032	1,099,886	–	–	–	2,085,529	1,788,032	1,099,886
Provision for unsettled claims	678,478	615,138	532,347	486,501	430,600	374,666	–	–	–	1,164,979	1,045,738	907,013
Financial fluctuation provision	–	–	–	572,039	580,771	652,838	–	–	–	572,039	580,771	652,838
Financial surplus provision	–	–	–	365,157	350,275	360,783	–	–	–	365,157	350,275	360,783
Provision for draws and redemptions	–	–	–	–	–	–	384,541	406,894	342,530	384,541	406,894	342,530
Provision for contingencies	–	–	–	–	–	–	29,302	43,192	41,785	29,302	43,192	41,785
Provision for administrative expenses	–	–	–	389,918	414,972	368,262	61,400	60,845	52,283	451,318	475,817	420,545
Other provisions (3)	1,525,301	879,463	704,764	404,935	336,343	210,523	–	–	–	1,930,236	1,215,806	915,287
Subtotal – Technical provisions	4,902,151	4,397,254	4,026,967	43,429,974	42,037,941	36,353,176	2,320,376	2,307,173	2,175,030	50,652,501	48,742,368	42,555,173

Extraordinary provision (4)	–	386,846	–	–	–	–	–	–	–	–	386,846	–

Total provisions	4,902,151	4,784,100	4,026,967	43,429,974	42,037,941	36,353,176	2,320,376	2,307,173	2,175,030	50,652,501	49,129,214	42,555,173

(1)	Includes the insurance operations for individuals and private pension plans;

(2)	The contribution insufficiency provision is calculated according to the biometric table AT-2000 and at interest rate of 4.5% p.a.;

(3)
ANS approved the creation of provision in the “individual health” portfolio, to set out the leveling of premiums of insured persons above 60 years of age prior to Law no. 9,656/98 and for remission benefits, by means of the Official Letters no. 264/06 and no. 263/06 respectively. On March 31, 2007, such provisions amounted to R$1,014,814 thousand and R$406,482 thousand (December 31, 2006 – R$377,577 thousand and R$396,566 thousand, respectively); and

(4)
In 2Q06, the subsidiary Bradesco Saúde recorded an extraordinary non-technical provision in the amount of R$386,846 thousand, in order to cover the difference between the amounts resulting from the investment in monthly fees of “Individual Health” insurance of readjustments annually authorized by the regulatory body and those calculated based on the readjustment of prices of the sector, which increases the average amount of indemnified events and became technical provisions in 1Q07 due to the ANS’s approval of the respective technical note, by means of the Official Letter no. 69/07.

b) Technical provisions by product

											R$ thousand

	Insurance			Life and Private Pension Plans (1)			Certificated Saving Plans			Total

	2007	2006		2007	2006		2007	2006		2007	2006

	March	December	March	March	December	March	March	December	March	March	December	March
	31	31	31	31	31	31	31	31	31	31	31	31

Health (1) (2)	2,501,517	1,862,409	1,641,300	–	–	–	–	–	–	2,501,517	1,862,409	1,641,300
Auto/RCF	1,769,386	1,840,208	1,707,666	–	–	–	–	–	–	1,769,386	1,840,208	1,707,666
DPVAT	70,933	155,827	171,480	56,248	85,077	91,734	–	–	–	127,181	240,904	263,214
Life	36,015	35,456	31,451	1,691,449	1,547,942	1,192,127	–	–	–	1,727,464	1,583,398	1,223,578
Basic lines	524,300	503,354	475,070	–	–	–	–	–	–	524,300	503,354	475,070
Unrestricted benefits generating plan – PGBL	–	–	–	8,368,566	8,197,715	6,868,821	–	–	–	8,368,566	8,197,715	6,868,821
Long-term life insurance – VGBL	–	–	–	19,762,835	18,746,249	14,499,277	–	–	–	19,762,835	18,746,249	14,499,277
Traditional plans	–	–	–	13,550,876	13,460,958	13,701,217	–	–	–	13,550,876	13,460,958	13,701,217
Certificated savings plans	–	–	–	–	–	–	2,320,376	2,307,173	2,175,030	2,320,376	2,307,173	2,175,030
Total technical provisions	4,902,151	4,397,254	4,026,967	43,429,974	42,037,941	36,353,176	2,320,376	2,307,173	2,175,030	50,652,501	48,742,368	42,555,173

(1) See Note 21a, items 3 and 4; and
(2) On December 31, 2006, it does not include the extraordinary non-technical provision in the “Individual Health” portfolio in the amount of R$386,846 thousand.

c) Guarantees of technical provisions

											R$ thousand

	Insurance			Life and Private Pension Plans (1)			Certificated Saving Plans			Total

	2007	2006		2007	2006		2007	2006		2007	2006

	March	December	March	March	December	March	March	December	March	March	December	March
	31	31	31	31	31	31	31	31	31	31	31	31

Investment fund quotas
(VGBL and PGBL)	–	–	–	28,131,401	26,943,964	21,368,098	–	–	–	28,131,401	26,943,964	21,368,098
Investment fund quotas
(except for VGBL and PGBL)	4,539,518	3,812,448	2,949,299	11,485,464	11,525,278	10,490,415	2,060,034	2,055,414	1,911,471	18,085,016	17,393,140	15,351,185
Government bonds	63,526	154,168	713,024	2,327,838	2,291,031	3,448,536	–	–	28,944	2,391,364	2,445,199	4,190,504
Private securities	2,547	20,114	15,761	457,760	441,943	475,549	110,600	103,931	95,572	570,907	565,988	586,882
Stocks	1,175	1,079	1,511	1,067,555	869,301	597,433	199,055	197,062	188,065	1,267,785	1,067,442	787,009
Credit rights	422,359	499,651	457,252	–	–	–	–	–	–	422,359	499,651	457,252
Real estate	18,787	18,953	17,104	–	1,239	1,314	10,797	10,863	11,062	29,584	31,055	29,480
Deposits retained at IRB and court
deposits	46,092	47,176	57,561	43,883	45,185	31,832	–	–	–	89,975	92,361	89,393
Total guarantees of technical provisions	5,094,004	4,553,589	4,211,512	43,513,901	42,117,941	36,413,177	2,380,486	2,367,270	2,235,114	50,988,391	49,038,800	42,859,803

d) Retained premiums from insurance, private pension plans contributions and certificated savings plans

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Premiums issued	2,228,364	2,474,983	2,257,991
Supplementary private pension contributions (including VGBL)	2,307,458	2,929,784	1,868,695
Revenues from certificated savings plans	342,829	400,226	325,556
Coinsurance premiums granted	(44,250)	(116,267)	(22,553)
Refunded premiums	(33,293)	(26,630)	(33,148)
Net premiums issued	4,801,108	5,662,096	4,396,541
Redeemed premiums	(1,037,579)	(859,879)	(764,732)
Reinsurance premiums granted, consortia and funds	(157,558)	(175,456)	(173,455)
Retained premiums for insurance, private pension plans and certificated savings plans	3,605,971	4,626,761	3,458,354

22) Minority Interest in Subsidiaries

			R$ thousand

	2007	2006

	March	December	March
	31	31	31

Indiana Seguros S.A.	51,363	48,073	43,519
Banco Alvorada S.A.	6,083	5,925	5,440
Baneb Corretora de Seguros S.A.	3,392	3,305	3,124
BEC S.A. (1)	–	–	10,399
Bradesco Templeton Asset Management Ltda. (2)	–	–	9,162
Other minority stockholders	125	137	359
Total	60,963	57,440	72,003

(1)	Acquisition of stocks from BEC S.A.’s minority stockholders in 3Q06; and
(2)	Company is no longer consolidated since April 2006 due to the partial sale of the investment. The total investment was sold in July 2006.

23) Stockholders’ Equity (Parent Company)

a) Composition of capital stock

Fully subscribed and paid-up capital stock comprises non-par registered, book-entry stocks, as follows:

	2007	2006

	March	December	March
	31	31	31

Common stocks	1,000,866,112	500,823,456	489,914,304
Preferred stocks	1,001,454,936	500,817,868	489,908,838
Subtotal	2,002,321,048	1,001,641,324	979,823,142
Treasury (common stocks)	(780,800)	(752,000)	(541,500)
Treasury (preferred stocks)	(180,800)	(6,400)	–
Total outstanding stocks	2,001,359,448	1,000,882,924	979,281,642

b) Movement of capital stock:

		Quantity

	Common	Preferred	Total

Outstanding stocks held on December 31, 2006	500,071,456	500,811,468	1,000,882,924
Stocks acquired and not cancelled	(28,800)	(174,400)	(203,200)
100% bonus	500,042,656	500,637,068	1,000,679,724
Outstanding stocks held on March 31, 2007	1,000,085,312	1,001,274,136	2,001,359,448

The Special Stockholders’ Meeting held on October 5, 2006 resolved to increase the capital stock by R$1,200,000 thousand, by means of the issuance of 21,818,182 new stocks, all non-par registered, book entry stocks, 10,909,152 of which are common stocks and 10,909,030 are preferred stocks, at the price of R$55.00 per stock, by means of the private subscription by stockholders from October 19 to November 20, 2006, in the proportion of 2.226746958% on the share position which each one had on the date of the meeting. The stockholders paid up the subscribed stocks on December 7, 2006, which correspond to 96.41% of stocks issued; the remaining stocks equivalent to 3.59% of the total offer were sold in an auction carried out on December 4, 2006 in Bovespa, and the financial settlement also occurred on December 7. The exceeding of the amount destined to the capital stock formation, in the amount of R$18,295 thousand, calculated by the difference between the issuance price and the sale price of stocks in auction, was recorded in the item “Capital Reserve – Stocks Goodwill”. The proceeding was ratified by Bacen on January 2, 2007.

The Special Stockholders’ Meeting held on March 12, 2007 resolved on a R$3,800,000 thousand increase in the capital stock, raising it from R$14,200,000 thousand to R$18,000,000 thousand, by using part of the balance in the account “Profit Reserves – Statutory Reserve”, assigning to Company’s stockholders, free of charge, as a bonus, one new stock of the same type for each stock owned. 1,000,679,724 non-par, registered, book-entry stocks were issued, 500,042,656 of which were common stocks and 500,637,068 were preferred stocks.

Simultaneously and in the same proportion to the transaction in the Brazilian Market, Depositary Receipts (DRs) were granted as bonus in the American (NYSE) and European (Latibex) Markets, and investors received one new DR for each DR owned, which continued to be traded in the proportion of one preferred stock to one DR, in the respective markets. The process was ratified by Bacen on March 15, 2007.

c) Interest on own capital/Dividends

Non-voting preferred stocks are entitled to all rights and benefits attributed to common stocks and, in conformity with Bradesco’s Bylaws, have priority to repayment of capital and 10% (ten per cent) additional of interest on own capital and/or dividends, in accordance with the provisions of Paragraph 1, item II of Article 17 of Law no. 6,404/1976, as amended in Law no. 10,303/2001.

In conformity with Bradesco’s Bylaws, stockholders are entitled to interest on own capital and/or dividends, which total correspond to, at least, 30% of net income for the year, adjusted in accordance with Brazilian corporate law.

Interest on own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice, the amount of such interest.

Bradesco’s capital compensation policy aims at distributing the interest on own capital, at the maximum amount calculated in conformity with the prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

The Board of Directors’ Meeting held on February 7, 2007 resolved on the approval of the Board of Executive Officers to increase by 10% the amount of the monthly Interest on Own Capital paid to stockholders in advance pursuant to the Monthly Compensation System, raising it from R$0.032775000 to R$0.036052500, related to common stocks, and from R$0.036052500 to R$ 0.039657750, to preferred stocks, to become effective as from the Interest referring to March 2007, and to be paid on 4.2.2007, benefiting the stockholders who are registered at the Company’s records as of 3.1.2007.

The stock resulting from the bonus resolved at the special General Meeting held on March 12, 2007 are entitled to monthly dividends and/or interest on own capital, and, occasionally, supplementary dividends declared after March 23, 2007, but did not entail an increase in the distribution of the latter, as they aim solely at improving their liquidity. Thus, the amount of monthly interest on own capital, declared after March 23, 2007, was adjusted, decreasing from R$0.03605500 to R$0.018026250 per common stock, and from R$0.039657750 to R$ 0.019828875 per preferred stock, so that stockholders continue to receive an equal amount of interest.

At a Special Meeting held on March 5, 2007, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of dividends supplementary to the interest on own capital and dividends corresponding to 2006 to stockholders, at the amount of R$0.038062452 per common stock and R$0.041868697 per preferred stock, whose payment was made on March 15, 2007.

The calculation of interest on own capital related to 1Q07 is shown as follows:

	R$ thousand	% (1)

Net income for the period	1,705,317
(-) Legal reserve	(85,266)
Calculation basis	1,620,051

Monthly interest on own capital, paid and payable	105,997
Supplementary interest on own capital provisioned (payable)	495,003
Interest on own capital (gross)	601,000	37.10
Withholding income tax on interest on own capital	(90,150)
Interest on own capital (net) on March 31, 2007	510,850	31.53

Interest on own capital (net) on March 31, 2006	458,150	31.52

(1) Percentage of interest on own capita/dividends over calculation basis.

Interest on own capital was paid and provisioned, as follows:

Description					R$ thousand

	Per stock (gross) (1)		Gross amount paid/accrued	IRRF (15%)	Net amount paid/accrued

	Common	Preferred

Monthly interest on own capital	0.050801	0.055881	105,997	15,900	90,097
Supplementary interest on own capital	0.235542	0.259096	495,003	74,250	420,753
Total on 1Q07	0.286343	0.314977	601,000	90,150	510,850

(1) Adjusted by 100% bonus.

d) Capital and Profit Reserves

			R$ thousand

	2007	2006

	March	December	March
	31	31	31

Capital reserves	55,178	55,005	36,223
Profit reserves	6,091,423	8,787,106	6,883,896
– Legal reserve (1)	1,372,858	1,287,592	1,111,403
– Statutory reserve (2)	4,718,565	7,499,514	5,772,493

(1)	Formed mandatorily based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses; and
(2)	With a view to maintaining the operating margin compatible with the development of Company’s active operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited to 95% of paid-up capital stock.

e) Treasury Stocks

Up to March 31, 2007, 780,800 common stocks and 180.800 preferred stocks were acquired and held in treasury, totaling R$66,677 thousand. The minimum, weighted average and maximum cost per stock is, respectively, R$58.23638, R$69.34011 and R$85.53764, the stocks of which were acquired before the 100% bonus.

24) Fee and Commission Income

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Checking accounts	573,921	546,756	494,376
Income on cards	557,389	541,283	349,288
Loan operations	441,077	410,181	359,951
Fund management	333,506	309,407	303,277
Charging	204,234	197,408	179,943
Interbank fees	76,099	76,232	73,224
Collections	69,788	68,124	56,365
Consortium management	53,380	57,956	44,019
Custody and brokerage services	48,562	42,139	37,977
Other	201,232	174,266	142,128
Total	2,559,188	2,423,752	2,040,548

25) Personnel Expenses

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Remuneration	723,206	708,882	677,628
Social charges	259,208	257,507	247,341
Benefits	315,053	344,065	302,204
Training	9,726	18,823	8,101
Employee profit sharing	123,834	69,524	99,633
Provision for labor proceedings	28,799	61,398	84,102
Total	1,459,826	1,460,199	1,419,009

26) Other Administrative Expenses

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Third-party services	318,398	343,828	263,230
Advertising and promotions	107,119	223,235	91,506
Communication	220,250	213,034	187,175
Transport	144,192	148,312	123,193
Depreciation and amortization	132,818	129,850	109,257
Financial system services	123,014	120,964	112,861
Rentals	95,849	93,934	80,671
Data processing	88,838	87,199	50,208
Assets maintenance and conservation	67,958	73,644	62,689
Assets leasing	44,753	52,179	54,525
Security and vigilance	45,142	45,343	40,551
Materials	45,085	44,511	39,952
Water, electricity and gas	45,158	41,150	41,720
Travels	13,811	19,299	14,860
Other	47,115	34,792	45,061
Total	1,539,500	1,671,274	1,317,459

27) Tax Expenses

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

COFINS Contribution	356,758	317,492	341,964
Tax on services – ISS	82,772	79,085	69,874
CPMF Expenses	59,197	100,889	43,569
PIS Contributions	61,664	56,947	57,662
IPTU Expenses	19,942	4,932	7,039
Other	31,571	24,929	23,690
Total	611,904	584,274	543,798

28) Other Operating Income

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Other interest income	119,024	190,808	105,885
Reversal of other operating provisions	73,729	115,563	19,661
Income on sale of goods	33,336	11,903	15,051
Revenues from recovery of charges and expenses	15,558	7,281	33,114
Other	95,627	104,855	81,005
Total	337,274	430,410	254,716

29) Other Operating Expenses

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Other financial expenses	428,301	421,855	275,811
Sundry losses expenses	226,290	239,692	158,812
Cost of goods sold and services rendered	195,948	211,365	163,346
Expenses with operating provisions	73,377	84,769	129,668
Goodwill amortization	–	–	118,673
Other	218,860	238,706	113,937
Total	1,142,776	1,196,387	960,247

30) Non-Operating Income

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Result on sale and write-off of assets and investments	4,148	(16,052)	(5,240)
Non-operating provisions recorded (reversed)	(2,778)	(767)	(26,974)
Other	(4,084)	(12,219)	388
Total	(2,714)	(29,038)	(31,826)

31) Transactions with Parent Companies (Direct and Indirect)

The transactions with parent companies are carried out under conditions and rates compatible with the average practiced with third parties, prevailing on the dates of operations, and are represented as follows:

					R$ thousand

	2007	2006		2007	2006

	March	December	March
	31	31	31	1st Quarter	4th Quarter	1st Quarter

	Assets	Assets	Assets	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)

Interest on own capital and dividends:
Cidade de Deus Companhia Comercial de Participações	(7,462)	(15,904)	(183,534)	–	–	–
Fundação Bradesco	(3,435)	(7,115)	(115,464)	–	–	–
Titanium Holdings S.A.	(121)	(108)	(2,984)	–	–	–

Demand deposits:
Fundação Bradesco	(436)	–	(253)	–	–	–
NCD Participações Ltda.	(9)	(10)	–	–	–	–
Titanium Holdings S.A.	(7)	(13)	(6)	–	–	–
NCF Participações S.A.	(6)	(19)	–	–	–	–
Elo Participações e Investimentos S.A.	(4)	(9)	(2)	–	–	–
Nova Cidade de Deus Participações S.A.	(1)	(17)	(8)	–	–	–
Cidade de Deus Companhia Comercial de Participações	–	(37)	–

Time deposits:
Cidade de Deus Companhia Comercial de Participações	(106,981)	(116,312)	(2,907)	(3,551)	(3,858)	(117)

Branch rentals:
Fundação Bradesco	–	–	–	(97)	(97)	(98)

Subordinated debts:
Fundação Bradesco	(344,393)	(285,000)	(257,394)	(8,845)	(8,767)	(10,108)
NCD Participações Ltda.	(88,605)	(81,098)	(33,839)	(2,571)	(2,403)	(125)
NCF Participações S.A.	(4,662)	(4,582)	–	(139)	(139)	–
Titanium Holdings S.A.	(38,194)	(27,839)	(25,177)	(867)	(844)	(978)
Cidade de Deus Companhia Comercial de Participações	(125,474)	(60,870)	(22,919)	(1,989)	(851)	(932)

32) Financial Instruments

a) Risk Management Process

Bradesco approaches on an integrated basis the management of all risks inherent to its activities, supported by its Internal Controls and Compliance structure. Such multidisciplinary vision enables the improvement of risk management standards and avoids the existence of gaps which may jeopardize its correct identification and measurement.

Credit Risk Management

Credit Risk is the possibility that a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities thus may generate any loss for the Organization.

Aiming at mitigation of Credit Risk, Bradesco continuously works in the follow-up of credit activities processes, in improvements, examination and preparation of inventories of credit granting and recovery standards, in the monitoring of concentrations and identification of new components offering credit risks.

Besides, efforts, focused on the use of advanced standards of risk measurement and on the ongoing improvement of processes, have reflected on loan portfolio quality and performance, in both results and strength, to sundry scenarios in the past and future.

Market Risk Management

Market risk is related to the possibility of loss from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. Such risk has been observed by the market with an increasing severity, with a substantial technical evolution in the last years, aiming at avoiding, or at least minimizing, possible losses for institutions, taking into consideration the increase in the complexity of operations carried out in the country and abroad.

At Bradesco, market risks are managed by means of methodologies and standards adherent and compatible with the national and international market reality, enabling to base the Organization’s strategic decisions with high agility and level of reliance.

We present below the Balance Sheet by currency on March 31, 2007 and the position in foreign currency on December 31, 2006 and March 31, 2006:

				R$ thousand

		2007		2006

		March 31		December 31	March 31

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	278,386,912	249,026,339	29,360,573	25,080,296	27,399,499
Funds available	4,243,926	4,030,258	213,668	205,215	166,081
Interbank Investments	31,601,256	29,074,888	2,526,368	2,453,951	6,001,256
Securities and derivative financial instruments	97,533,630	91,222,920	6,310,710	6,020,371	6,837,941
Interbank and interdepartmental accounts	19,640,356	19,625,588	14,768	12,076	11,604
Loan and leasing operations	88,435,813	78,775,245	9,660,568	9,137,740	6,766,156
Other receivables and assets	36,931,931	26,297,440	10,634,491	7,250,943	7,616,461
Permanent assets	3,557,375	3,553,304	4,071	3,367	270,255
Investments	661,698	661,698	–	–	268,786
Property, plant and equipment in use and leased assets	2,233,840	2,229,915	3,925	3,224	1,447
Deferred charges	661,837	661,691	146	143	22
Total	281,944,287	252,579,643	29,364,644	25,083,663	27,669,754

				R$ thousand

		2007		2006

		March 31		December 31	March 31

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Liabilities
Current and long-term liabilities	255,690,691	231,528,123	24,162,568	17,724,142	18,665,463
Deposits	84,161,896	80,454,505	3,707,391	3,450,455	3,298,419
Federal funds purchased and securities sold under agreements to repurchase	50,901,422	47,052,335	3,849,087	922,054	92,555
Funds from issuance of securities	5,878,938	3,276,207	2,602,731	2,175,389	2,730,781
Interbank and interdepartmental accounts	1,949,842	780,788	1,169,054	1,291,944	886,785
Borrowings and onlendings	18,634,537	11,323,136	7,311,401	6,096,113	6,394,382
Derivative financial instruments	855,531	786,557	68,974	46,166	155,054
Provisions for insurance, private pension plans and certificated savings plans	50,652,501	50,642,626	9,875	11,234	11,662
Other liabilities:
– Subordinated debt	12,146,955	9,235,595	2,911,360	2,975,408	3,020,120
– Other	30,509,069	27,976,374	2,532,695	755,379	2,075,705
Future taxable income	163,978	163,978	–	–	–
Minority interest in consolidated subsidiaries	60,963	60,963	–	–	–
Stockholders’ equity	26,028,655	26,028,655	–	–	–
Total	281,944,287	257,781,719	24,162,568	17,724,142	18,665,463
Net position of assets and liabilities			5,202,076	7,359,521	9,004,291
Net position of derivatives (2)			(10,354,121)	(13,108,438)	(12,022,047)
Other memorandum accounts, net (3)			(21,944)	(12,488)	(1,205,879)
Net exchange position (liability)			(5,173,989)	(5,761,405)	(4,223,635)

(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding operations maturing in D+1, to be settled in currency of the last day of the month; and
(3)	Leasing commitments and others, recorded in memorandum accounts.

Bradesco adopts a conservative policy regarding market risk exposure, and VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored on a daily basis by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

In the chart below, we show VaR as of March 31, 2007, December 31, 2006 and March 31, 2006:

			R$ thousand

	2007	2006

Risk factors	March	December	March
	31	31	31

Prefixed	13,343	6,729	4,527
Internal exchange coupon	467	2,714	3,410
Foreign currency	420	3,154	8,331
IGP-M	4,177	5,865	12,038
IPCA	37,787	17,108	40,900
Reference rate (T.R.)	6,110	2,292	7,223
Variable income	2,743	1,552	2,053
Sovereign/Eurobonds and Treasuries	20,861	9,420	32,251
Other	70	73	3,413
Correlated effect	(18,005)	(15,976)	(50,799)
VaR (Value at Risk)	67,973	32,931	63,347

Investments abroad protected by hedge operations are not being considered in the VaR calculation, as these are strategically managed on a differential basis, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with funding.

Liquidity risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

The knowledge and monitoring of this risk are crucial, since they enable the Organization to settle transactions on a timely and secure manner.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly, the establishment of technical limits, with an ongoing assessment of the positions assumed and financial instruments used.

In the chart below we show the Balance Sheet by Maturity on March 31, 2007:

					R$ thousand

	Up to 30	From 31 to	From 181 to	More than	Indeterminate	Total
	days	180 days	360 days	360 days

Assets
Current and long-term assets	161,171,703	41,491,057	21,357,379	54,366,773	–	278,386,912
Funds available	4,243,926	–	–	–	–	4,243,926
Interbank Investments	26,194,686	4,320,188	521,410	564,972	–	31,601,256
Securities and derivative financial instruments (1)	75,745,613	6,017,235	3,713,910	12,056,872	–	97,533,630
Interbank and interdepartmental accounts	19,231,838	5,083	2,378	401,057	–	19,640,356
Loan and leasing operations	13,338,018	28,428,128	15,376,396	31,293,271	–	88,435,813
Other receivables and assets	22,417,622	2,720,423	1,743,285	10,050,601	–	36,931,931
Permanent assets	232,791	155,111	186,101	1,906,464	1,076,908	3,557,375
Investments	–	–	–	–	661,698	661,698
Property, plant and equipment in use and leased assts	172,534	104,130	124,923	1,417,043	415,210	2,233,840
Deferred charges	60,257	50,981	61,178	489,421	–	661,837
Total on March 31, 2007	161,404,494	41,646,168	21,543,480	56,273,237	1,076,908	281,944,287
Total on December 31, 2006	139,068,527	36,775,666	21,933,580	66,665,938	1,103,562	265,547,273
Total on March 31, 2006	118,748,985	31,202,068	15,817,956	49,297,998	1,324,343	216,391,350

Liabilities
Current and long-term liabilities	140,190,056	18,833,371	16,034,259	80,013,639	619,366	255,690,691
Deposits (2)	51,396,868	5,940,293	4,469,973	22,354,762	–	84,161,896
Federal funds purchased and securities sold under agreements
to repurchase	27,036,156	5,252,883	1,440,529	17,171,854	–	50,901,422
Funds from issuance of securities	163,763	695,599	1,192,266	3,827,310	–	5,878,938
Interbank and interdepartmental accounts	1,949,842	–	–	–	–	1,949,842
Borrowings and onlendings	1,171,600	4,699,129	6,098,461	6,665,347	–	18,634,537
Derivative financial instruments	802,245	11,500	1,702	40,084	–	855,531
Provisions for insurance, private pension plans and
certificated savings plans (2)	38,018,592	1,318,776	627,366	10,687,767	–	50,652,501
Other liabilities:
– Subordinated debt	88,009	19,285	–	11,420,295	619,366	12,146,955
– Other	19,562,981	895,906	2,203,962	7,846,220	–	30,509,069
Future taxable income	163,978	–	–	–	–	163,978
Minority interest in consolidated subsidiaries	–	–	–	–	60,963	60,963
Stockholders’ equity	–	–	–	–	26,028,655	26,028,655
Total on March 31, 2007	140,354,034	18,833,371	16,034,259	80,013,639	26,708,984	281,944,287
Total on December 31, 2006	134,754,093	14,824,935	11,857,244	78,771,372	25,339,629	265,547,273
Total on March 31, 2006	103,284,309	11,734,017	9,396,540	70,872,836	21,103,648	216,391,350

Accumulated net assets on March 31, 2007	21,050,460	43,863,257	49,372,478	25,632,076	–	–
Accumulated net assets on December 31, 2006	4,314,434	26,265,165	36,341,501	24,236,067	–	–
Accumulated net assets on March 31, 2006	15,464,676	34,932,727	41,354,143	19,779,305	–	–

(1)	Investments in investment funds are classified as up to 30 days; and
(2)
Demand and savings account deposits and technical provisions for insurance, private pension plans and certificated savings plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly with respect to the establishment of technical limits, with constant assessment of the positions assumed and the financial instruments used.

Capital risk

Bradesco's capital risk is managed to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

In the chart below, we show the Capital Adequacy Ratio as of March 31, 2007, December 31, 2006 and March 31, 2006:

Calculation Basis – Capital Adequacy Ratio (Basel)					R$ thousand

	2007			2006

	March 31		December 31		March 31

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Stockholders’ equity	26,028,655	26,028,655	24,636,362	24,636,362	20,375,426	20,375,426
Decrease in tax credits – Bacen
Resolution 3,059	(78,917)	(78,917)	(59,188)	(59,188)	(149,154)	(149,154)
Decrease in deferred assets – Bacen
Resolution 3,444	(19,148)	(26,068)	–	–	–	–
Decrease in gains/losses of mark-to-market
adjustments in DPV and derivatives – Bacen
Resolution 3,444	(262,905)	(262,905)	–	–	–	–
Minority interest/other	6,314	59,975	120,507	56,446	16,085	71,002
Reference stockholders’ equity – Tier I	25,673,999	25,720,740	24,697,681	24,633,620	20,242,357	20,297,274
Gains/losses sum of mark-to-market
adjustments in DPV and derivatives – Bacen
Resolution 3,444	262,905	262,905	–	–	–	–
Subordinated debt/other	9,550,439	9,551,427	10,411,062	10,412,056	8,549,093	8,550,095
Reference stockholders’ equity – Tier II	9,813,344	9,814,332	10,411,062	10,412,056	8,549,093	8,550,095
Total reference stockholders’ equity
(Tier I + Tier II)	35,487,343	35,535,072	35,108,743	35,045,676	28,791,450	28,847,369
Risk weighted assets	199,823,423	225,789,125	187,173,212	212,719,711	151,192,276	172,288,320
Capital adequacy ratio	17.76%	15.74%	18.76%	16.48%	19.04%	16.74%

Capital Adequacy Ratio Variation (Basel) – R$ thousand and %

					R$ thousand

	1st Quarter/2007		4th Quarter/2006		March/2006 to March/2007

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Movement in the reference stockholders’ equity:
Starting period	35,108,743	35,045,676	32,028,379	31,945,322	28,791,450	28,847,369
• Net income for the period	1,705,317	1,705,317	1,702,839	1,702,839	5,229,098	5,229,098
• Interest on own capital/dividends	(601,000)	(601,000)	(791,307)	(791,307)	(2,221,571)	(2,221,571)
• Mark-to-market adjustment – TVM and derivatives	304,070	304,070	742,875	742,875	1,458,074	1,458,074
• Capital increase by stock subscription, merger and goodwill	–	–	1,218,295	1,218,295	1,218,295	1,218,295
• Subordinated debt	(860,623)	(860,623)	145,863	145,863	1,001,346	1,001,346
• Deferred assets	(19,148)	(26,068)	–	–	(19,148)	(26,068)
• Other	(150,016)	(32,300)	61,799	81,789	29,799	28,529
End of period	35,487,343	35,535,072	35,108,743	35,045,676	35,487,343	35,535,072
Movement in weighted assets:
Starting period	187,173,212	212,719,711	174,394,170	197,669,240	151,192,276	172,288,320
• Securities	4,163,741	6,133,943	616,173	4,312,015	5,609,121	14,832,312
• Loan operations	4,523,154	4,513,463	2,962,999	2,974,908	12,840,061	12,830,778
• Check clearing and related services	401,193	401,192	(313,981)	(313,980)	129,820	129,820
• Tax credit	857,508	684,639	232,443	717,948	3,895,221	6,138,129
• Risk (swap, market, interest and exchange rates)	(1,733,295)	(1,715,322)	5,028,662	5,055,562	7,840,449	7,864,985
• Memorandum accounts	1,407,597	1,414,651	960,556	971,655	5,161,154	5,183,283
• Other assets	3,030,313	1,636,848	3,292,190	1,332,363	13,155,321	6,521,498
• End of period	199,823,423	225,789,125	187,173,212	212,719,711	199,823,423	225,789,125

	1st Quarter/2007		4th Quarter/2006		March/2006 to March/2007

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Starting period	18.76%	16.48%	18.37%	16.16%	19.04%	16.74%
Movement in the reference stockholders’ equity:	0.20%	0.23%	1.76%	1.57%	4.43%	3.89%
• Net income for the period	0.91%	0.80%	0.98%	0.86%	3.46%	3.04%
• Interest on own capital/dividends	(0.32%)	(0.28%)	(0.46%)	(0.40%)	(1.47%)	(1.29%)
• Mark-to-market adjustment – TVM and derivatives	0.16%	0.15%	0.42%	0.38%	0.96%	0.85%
• Capital increase by subscription, stock incorporation and goodwill	–	–	0.69%	0.62%	0.81%	0.71%
• Subordinated debt	(0.46%)	(0.41%)	0.09%	0.07%	0.67%	0.58%
• Other	(0.09%)	(0.03%)	0.04%	0.04%	–	–
Movement in weighted assets:	(1.20%)	(0.97%)	(1.37%)	(1.25%)	(5.71%)	(4.89%)
• Securities	(0.41%)	(0.47%)	(0.07%)	(0.38%)	(0.84%)	(1.64%)
• Loan operations	(0.42%)	(0.32%)	(0.34%)	(0.25%)	(1.72%)	(1.22%)
• Check clearing service and related services	(0.04%)	(0.03%)	0.04%	0.03%	(0.02%)	(0.01%)
• Tax credit	(0.07%)	(0.05%)	(0.02%)	(0.05%)	(0.39%)	(0.47%)
• Risk (swap, market, interest and exchange rates)	0.15%	0.12%	(0.52%)	(0.40%)	(0.72%)	(0.57%)
• Memorandum accounts	(0.13%)	(0.09%)	(0.10%)	(0.08%)	(0.53%)	(0.42%)
• Other assets	(0.28%)	(0.13%)	(0.36%)	(0.12%)	(1.49%)	(0.56%)
End of the year	17.76%	15.74%	18.76%	16.48%	17.76%	15.74%

(1)	Includes financial companies only; and
(2)	Includes financial and non-financial companies.

b) Market value

The book value, net of provisions for mark-to-market adjustments, of the main financial instruments are summarized as follows:

							R$ thousand

				Unrealized Income (Loss) without tax effects

	Book Value	Market Value		In the Result		In Stockholders’ Equity
Portfolios

		2007		2006		2007	2006

	March 31		1st Quarter	4th Quarter	1st Quarter	March	December	March
						31	31	31

Securities and derivative financial
instruments (Notes 3c, 3d and 8)	97,533,630	98,637,507	4,056,501	3,490,708	1,736,557	1,103,877	998,798	965,701
– Adjustment of securities available
for sale (Note 8c II)	–	–	2,952,624	2,491,910	770,856	–	–	–
– Adjustment of securities held
to maturity (Note 8d item 7)	–	–	1,103,877	998,798	965,701	1,103,877	998,798	965,701
Loan and leasing operations (1)
(Notes 3e and 10)	101,473,360	101,885,032	411,672	293,526	262,526	411,672	293,526	262,526
Investments (2) (3) (4) (Notes 3h and 13)	661,698	663,514	1,816	1,611	324,237	1,816	1,611	324,237
Treasury stock (Note 23e)	66,677	40,068	–	–	–	(26,609)	11,736	2,793
Time deposits (Notes 3k and 16a)	35,686,702	35,681,861	4,841	19,023	44,124	4,841	19,023	44,124
Funds from issuance of securities
(Note 16c)	5,878,938	5,891,662	(12,724)	(13,949)	2,832	(12,724)	(13,949)	2,832
Borrowings and onlendings
(Notes 17a and 17b)	18,634,537	18,673,629	(39,092)	36,316	28,807	(39,092)	36,316	28,807
Subordinated debt (Note 19)	12,146,955	12,693,025	(546,070)	(613,476)	(577,211)	(546,070)	(613,476)	(577,211)
Unrealized income (loss) without
tax effects			3,876,944	3,213,759	1,821,872	897,711	733,585	1,053,809

(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables with loan concession features;
(2)	This refers to stocks of publicly-held companies not considering the increment in investments in affiliated companies;
(3)	The investments in American Banknote and Arcelor, which were transferred to Current Assets in 2Q06, had a mark-to-market in the amount of R$349,735 thousand in December 2005; and
(4)	In 4Q06, the investment in Banco Espirito Santo S.A., whose mark-to-market amounted to R$179,145 thousand, was transferred to Current Assets, in December 2006.

Determination of market value of financial instruments:

  Securities and derivative financial instruments, investments, subordinated debts and treasury stocks are based on the market price practiced on the balance sheet date. In case no quotation of market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

  Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

  Time deposits, funds from issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) Employee Benefits

Banco Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the modality Unrestricted Benefits Generating Plan (PGBL). The PBGL is a private pension plan of the variable contribution type, which permits the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A., which had previously merged Banco BEA) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA – Cabea, which is currently undergoing a sponsorship withdrawal process, with reference date established on November 30, 2002 and whose sponsor’s contributions ceased as from December 1, 2002. Participants also no longer contribute as from the same date. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) sponsors supplementary pension plans of both variable contribution and defined benefit types, through Fundação Baneb de Seguridade Social – Bases (for former Baneb employees). The actuarial liabilities of the variable contribution and defined benefit plans are fully covered by the net assets of the plans.

Banco Bradesco BBI S.A. (currently name of Banco BEM S.A.) sponsors supplementary pension plans of both defined benefit and variable contribution types, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão –Capof.

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of Cabec – Caixa de Previdência Privada do Banco do Estado do Ceará.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government bonds and private securities, listed company’s stock and real estate properties).

Bradesco and its facilities abroad provide their employees and managers with a private pension plan with variable contribution, which enables to accumulate financial resources during the participant’s professional career, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees and managers and of Bradesco in its facilities overseas are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made during 1Q07 amounted to R$78,604 thousand (4Q06 – R$96,192 thousand and 1Q06 –R$79,098 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$324,779 thousand in 1Q07 (4Q06 – R$362,888 thousand and 1Q06 – R$310,305 thousand).

34) Taxes on Income

a) Statement of calculation of taxes on income charges

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Income before taxes on income	2,463,708	2,033,001	2,465,646
Total charge of taxes on income at rates of 25% and 9%, respectively	(837,661)	(691,220)	(838,320)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	3,940	10,287	1,596
Exchange loss	(122,071)	(32,872)	(164,159)
Non-deductible expenses, net of non-taxable income	(36,968)	(30,327)	(35,666)
Tax credit recorded in prior periods	10,944	194,231	–
Interest on own capital (paid and accrued)	132,892	119,364	143,683
Other amounts	93,600	101,955	(37,242)
Taxes on income for the period	(755,324)	(328,582)	(930,108)

b) Breakdown of taxes on income result

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Current taxes:
Taxes on income payable	(1,011,322)	(577,368)	(1,274,447)

Deferred taxes:
Amount recorded/realized for the period on temporary additions	159,069	107,798	393,535

Use of opening balances of:
Negative basis of social contribution	(6,289)	(5,453)	(11,934)
Tax loss	(33,288)	(21,215)	(37,262)

			R$ thousand

	2007	2006

	1st Quarter	4th Quarter	1st Quarter

Prior periods’ tax credits were recorded on:
Negative basis of social contribution	1,343	18,393	–
Tax loss	3,729	34,743	–
Temporary additions	5,872	141,095	–

Constitution/utilization in the period on:
Negative basis of social contribution	33,299	(11,583)	–
Tax loss	92,263	(14,992)	–

Total deferred taxes	255,998	248,786	344,339

Taxes on income for the period	(755,324)	(328,582)	(930,108)

c) Origin of tax credits of deferred taxes on income

				R$ thousand

	Balance on	Amount	Amount	Balance on	Balance on
	12.31.06	recorded	realized	3.31.07	3.31.06

Allowance for doubtful accounts	2,936,779	408,326	365,915	2,979,190	2,185,710
Provision for civil contingencies	253,646	26,558	21,519	258,685	177,255
Provision for tax contingencies	1,062,150	90,313	5,270	1,147,193	799,114
Provision for labor proceedings	424,086	24,649	42,221	406,514	262,348
Provision for depreciation of securities and investments	143,209	2,619	15,068	130,760	135,432
Provision for depreciation non-operating assets	76,046	2,988	3,277	75,757	59,382
Mark-to-market adjustment of trading securities	108,315	105,484	108,037	105,762	91,292
Goodwill amortization	879,821	431	67,705	812,547	330,451
Provision for interest on own capital (1)	–	96,830	–	96,830	113,798
Other	138,862	67,361	31,606	174,617	195,030
Total tax credits over temporary differences	6,022,914	825,559	660,618	6,187,855	4,349,812
Tax losses and negative basis of social contribution	586,024	130,634	39,577	677,081	406,412
Subtotal	6,608,938	956,193	700,195	6,864,936	4,756,224
Social contribution – Provisional Measure no. 2,158-35 as of 8.24.2001 (2)	657,034	–	8,056	648,978	781,884
Total tax credits (Note 11b)	7,265,972	956,193	708,251	7,513,914	5,538,108
Deferred tax liabilities (Note 34f)	1,276,713	483,943	312,192	1,448,464	948,963
Net tax credits of deferred tax liabilities	5,989,259	472,250	396,059	6,065,450	4,589,145
– Percentage of net tax credits over total reference stockholders’ equity
(Note 32a)	17.1%	–	–	17.1%	15.9%
– Percentage of net tax credits over total assets	2.3%	–	–	2.1%	2.1%

(1)	Tax credit on interest on own capital is recorded up to the fiscal limit allowed;
(2)	Realization of the amount of R$95,322 thousand is expected up to the end of the year. This amount will be recorded at the time of its actual use (item d).

d) Expected realization of tax credits over temporary differences, tax losses and negative basis of social contribution and social contribution tax credit – M.P. 2,158-35

					R$ thousand

	Temporary differences		Tax losses and negative basis

	Income	Social	Income	Social	Total
	tax	contribution	tax	contribution

2007	1,549,376	534,744	80,373	19,669	2,184,162
2008	1,903,415	656,179	94,955	26,207	2,680,756
2009	935,142	303,048	120,635	54,331	1,413,156
2010	155,606	55,332	174,341	47,514	432,793
2011	70,008	24,967	24,290	25,311	144,576
2012 (1st quarter)	32	6	4,096	5,359	9,493
Total	4,613,579	1,574,276	498,690	178,391	6,864,936

						R$ thousand

		Social contribution tax credit M.P. 2,158–35

	2007	2008	2009	2010	2011	2012 to 2013	Total

Total	95,322	76,279	102,063	125,288	151,379	98,647	648,978

Projected realization of tax credit is estimated and not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$6,950,342 thousand (December 31, 2006 – R$6,674,096 thousand and March 31, 2006 – R$5,058,968 thousand), of which R$5,789,169 thousand (December 31, 2006 – R$5,591,071 thousand and March 31, 2006 – R$4,035,142 thousand) comprises temporary differences, R$601,810 thousand (December 31, 2006 – R$521,858 thousand and March 31, 2006 –R$366,022 thousand) comprises tax losses and negative basis of social contribution and R$559,363 thousand (December 31, 2006 – R$561,167 thousand and March 31, 2006 – R$657,804 thousand) comprises tax credit over social contribution – M.P. no. 2,158-35.

e) Unrecorded tax credits

The amount of R$408,194 thousand was not recorded as tax credit (December 31, 2006 – R$401,775 thousand and March 31, 2006 – R$343,242 thousand), which will be recorded when they present effective prospects of realization according to studies and analyses prepared by the management and in accordance with Bacen rules.

f) Deferred tax liabilities

			R$ thousand

	2007	2006

	March	December	March
	31	31	31

IRPJ, CSLL, PIS and Cofins on mark-to-market adjustments of derivative financial instruments	948,650	835,067	277,416
Depreciation supervenience	278,731	238,863	147,808
Operations in future liquidity market	34,764	35,927	377,492
Other	186,319	166,856	146,247
Total	1,448,464	1,276,713	948,963

35) Other Information

Bradesco Organization manages investment funds and portfolios, whose net equity on March 31, 2007 amount to R$151,650,992 thousand (December 31, 2006 – R$147,107.803 thousand and March 31, 2006 – R$131,279,531 thousand).

Management Bodies (1)

Cidade de Deus, Osasco, SP, May 4, 2007.

Board of Directors

Chairman	Departmental Directors	Compensation Committee
Lázaro de Mello Brandão	Adineu Santesso
	Airton Celso Exel Andreolli	Lázaro de Mello Brandão
Vice-Chairman	Alexandre da Silva Glüher	Antônio Bornia
Antônio Bornia	Alfredo Antônio Lima de Menezes	Mário da Silveira Teixeira Júnior
	André Rodrigues Cano	Márcio Artur Laurelli Cypriano
Antônio Carlos Del Cielo
Members	Candido Leonelli
Mário da Silveira Teixeira Júnior	*Cassiano Ricardo Scarpelli	Audit Committee
Márcio Artur Laurelli Cypriano	Clayton Camacho
João Aguiar Alvarez	Douglas Tevis Francisco	Mário da Silveira Teixeira Júnior
Denise Aguiar Alvarez Valente	Fábio Mentone	Hélio Machado dos Reis
Raul Santoro de Mattos Almeida	Fernando Barbaresco	Paulo Roberto Simões da Cunha
Ricardo Espírito Santo Silva Salgado	Jair Delgado Scalco	Yves Louis Jacques Lejeune
*Jean Philippe Leroy
Board of Executive Officers	José Luiz Rodrigues Bueno	Compliance and Internal
	José Maria Soares Nunes	Controls Committee
Executive Officers	Josué Augusto Pancini	Mário da Silveira Teixeira Júnior
	Laércio Carlos de Araújo Filho	Milton Almicar Silva Vargas
Chief Executive Officer	Luiz Alves dos Santos	Domingos Figueiredo de Abreu
Márcio Artur Laurelli Cypriano	Luiz Carlos Angelotti	Roberto Sobral Hollander
	Luiz Carlos Brandão Cavalcanti Júnior	Nilton Pelegrino Nogueira
Executive Vice-Presidents	Luiz Fernando Peres
Laércio Albino Cezar	Marcelo de Araújo Noronha
Arnaldo Alves Vieira	Marcos Bader	Committee of Ethical Conduct
Luiz Carlos Trabuco Cappi	Maria Eliza Sganserla
Sérgio Socha	Mario Helio de Souza Ramos	Arnaldo Alves Vieira
Julio de Siqueira Carvalho de Araujo	*Marlene Moran Millan	Milton Almicar Silva Vargas
Milton Almicar Silva Vargas	Mauro Roberto Vasconcellos Gouvêa	José Luiz Acar Pedro
José Luiz Acar Pedro	Moacir Nachbar Junior	Carlos Alberto Rodrigues Guilherme
Norberto Pinto Barbedo	Nilton Pelegrino Nogueira	Milton Matsumoto
	Octavio Manoel Rodrigues de Barros	Domingos Figueiredo de Abreu
	Ricardo Dias	Nilton Pelegrino Nogueira
Managing Directors	Robert John van Dijk	Roberto Sobral Hollander
Armando Trivelato Filho	Roberto Sobral Hollander
Carlos Alberto Rodrigues Guilherme	Toshifumi Murata
José Alcides Munhoz	*Walkíria Schirrmeister Marquetti	Executive Committee of Disclosure
José Guilherme Lembi de Faria
Luiz Pasteur Vasconcellos Machado		Milton Almicar Silva Vargas
Milton Matsumoto	Regional Directors	José Luiz Acar Pedro
Odair Afonso Rebelato	Altair Antônio de Souza	Julio de Siqueira Carvalho de Araujo
Aurélio Conrado Boni	Aurélio Guido Pagani	Carlos Alberto Rodrigues Guilherme
Domingos Figueiredo de Abreu	Cláudio Fernando Manzato	José Guilherme Lembi de Faria
Paulo Eduardo D’Avila Isola	Fernando Antônio Tenório	Domingos Figueiredo de Abreu
Ademir Cossiello	Luiz Carlos de Carvalho	Luiz Carlos Angelotti
Sérgio Alexandre Figueiredo Clemente	Márcia Lopes Gonçalves Gil	Denise Pauli Pavarina de Moura
	Marcos Daré	Jean Philippe Leroy
	Paulo de Tarso Monzani	Antonio José da Barbara
Tácito Naves Sanglard

Fiscal Council

Sitting Members
Domingos Aparecido Maia
José Roberto Aparecido Nunciaroni
Ricardo Abecassis Espírito Santo Silva

Deputy Members
João Batistela Biazon
Nelson Lopes de Oliveira
Renaud Roberto Teixeira

General Accounting Department
Moacir Nachbar Junior
Account-CRC (Regional Accounting Council)1SP198208/O-5

* Elected Directors, still pending approval by the Brazilian Central Bank.
(1) Reference Date: 3.31.2007.

(A free translation from the original in Portuguese)
Report of Independent Auditors on Limited Review

To the Board of Directors
Banco Bradesco S.A.

1.
We have carried out limited reviews of the accounting information contained in the consolidated Quarterly  Information of Banco Bradesco S.A. and its subsidiaries, comprising the balance sheets at March 31, 2007, December 31 and March 31, 2006 and the related statements of income, of changes in stockholders’ equity and of changes in financial position for the quarters then ended. This information is the responsibility of the Bank’s management.

2.
Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil – IBRACON, in conjunction with the Federal Accounting Council – CFC and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria used for the preparation of the Quarterly Information and (b) a review of the significant information and the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank.

3.
Based on our limited reviews, we are not aware of any material modifications which should be made to the Quarterly Information referred to above in order that this information be stated in accordance with accounting practices adopted in Brazil.

4.
Our work was carried out for the purpose of issuing a limited review report on the Quarterly Information – ITR referred to in paragraph one, taken as a whole. The Statement of Consolidated Cash Flows and the Consolidated Statement of Added Value are presented to provide additional information on the Bank and are not specifically required as an integral part of the Quarterly Information. The Statement of Consolidated Cash Flows and the Consolidated Statement of Added Value were subjected to the same audit procedures described in paragraph two and, based on our limited review, we are not aware of any material modifications which should be made thereto, in order that this information be fairly stated, in all material respects, in relation to the Quarterly Information taken as a whole.

5.	5. As described in Note 13, the goodwill on investments in associated and subsidiary companies was amortized in 2006.

São Paulo, May 4, 2007

Auditores Independentes
CRC 2SP000160/O-5
Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the 1st quarter of 2007, and in view of the limited review report of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, SP, May 4, 2007

Domingos Aparecido Maia
José Roberto A. Nunciaroni
Ricardo Abecassis E. Santo Silva

Glossary of Technical Terms

Acquirer: company responsible for affiliating, maintaining and paying establishments of a Card flag. For instance, in Brazil, the only VISA acquirer is VisaNet.

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advisor: economic/financial consultant.

Asset management companies: the main activity of these companies is to manage third-party funds. The companies may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the chairmen of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds, which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm, which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Chinese Wall: set of procedures characterized by the clear separation between the management of the treasury funds of the financial institutions and the management of third-party funds. Regulated by the Central Bank of Brazil, it aims to avoid the conflict of interests between the financial institutions in the administration and management of its funds and the administration and management of the funds of its clients.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: it is a not-for-profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (Bacen). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related lawsuits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds, which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Corporate Sustainability Index (ISE): Bovespa index which reflects the return of a portfolio composed of companies’ stocks with the best performances regarding all dimensions related to corporate sustainability, i.e., economic-financial, social, environmental and corporate governance.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (Bacen). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bonds companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability. See Guarantees of technical reserves.

Coverage ratio: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits)

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data.

Consigned loan: this is a line of personal credit for companies’ employees whose loan installments are deducted from payroll.

Cross – selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company. Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, i.e., it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Equator Principles: it is a set of social-environmental measures, based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of infrastructure projects known as project finance.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The Eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment, which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Global Compact: initiative of the United Nations in which encourages participant entities to commit with guiding its actions in the sense of contributing to the development of a more inclusive and sustainable economy, broadening its scale in the social-environmental area. It is based on values aiming at promoting institutional education. The power of transparency and dialog is used to identify and disclose new practices which have as base the universal principles. It is comprised of 10 principles related to human rights, labor, environmental protection and bribery.

GoodPriv@cy: it is an international data privacy and protection seal, which comprises requirements for data protection and privacy management within the corporations.

Greenfield: implementation of new projects, i.e., those that are not characterized as expansion.

Guarantee of technical reserves: see coverage of technical reserves.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Holding: it is the company holding share control over another company or a group of subsidiary companies.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

Ibovespa: this is the most important Brazilian stock market performance index, as it portrays the behavior of main stocks traded on Bovespa. It is established from an imaginary Reais investment in a theoretical number of stocks (portfolio). Each stock composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the stocks composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the stocks integrating this portfolio are highly representative, it is possible to affirm that if most of stocks are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market.

Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts, which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs.

Investment grade: in the establishment of investment alternatives to international investors, companies and countries are rated by the international risk rating agencies, such as Moody’s, Standard & Poor’s and Fitch, among others, normally in three risk levels: Investment Grade; Investment Risk; and Default. Investment grade is the safest grade, in which there is maximum trust of markets. It is when a country or a company is better evaluated by investors and manages to raise funds with lower interest rates, for it is considered of low risk.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Libor: it is the preferential interest rate charged on foreign currency loans and prevailing in the international financial market. It is used among first-tier banks.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less bureaucracy, access by all customer income brackets and a quick and efficient approvals process.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions, which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income. Lower the ratio, better the efficiency of the Financial Institution.

Overnight: one-day investments, which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standardization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating: it is a classification mechanism of the credit quality of a company or a country. The rating aims to classify the risk of a company or country verifying if they are able to comply with the financial liabilities. This classification is made by rating agencies which, periodically, review their opinions about the rating of the company or country previously evaluated. See Rating agencies.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score (rating) to the companies or countries under analysis. This score serves as a risk indicator for investors. See Rating.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, i.e., the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, i.e., retrocession is the reinsurance of reinsurance.

SA 8000® – Social Accountability: a new rule developed by SAI (Social Accountability International, a non-profit organization which promotes workers’ human rights all over the world). The Company with certification in this international rule adopts good social responsibility practices, such as respect to human rights, child rights and fundamental labor rights, in addition to a safe and healthy work environment, which is reflected on the Company’s quality of actions and relations with its public: employees, suppliers, clients and the community in general.

SANA (Automatic System of Stocks Negotiation): structured system aiming at facilitating the participation of small individual investors in the stock market, assuring easy purchasing and selling of stocks in the Stock Market, in small lots, through computer terminals. The system can also be used in public offerings intermediation.

Sarbanes-Oxley (see Sarbanes-Oxley Act)

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

SMS: short message service, used in cell phones. The service allows the user to send and receive text messages containing different types of information.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Sovereign risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Subordinated perpetual debt: this is a security without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date.

Supplementary private pension plan: it is an instrument used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Sustainability: assumes that the companies will commit with the economic-social-environmental tripod, i.e., value generation, environmental care and social development.

Swap: financial derivative with a view to promoting the swap (simultaneously) of financial assets between economic agents involved.

Tag Along: right assured by law through which the minority stockholders holding common stocks have the power of selling their stocks for a predetermined percentage, when a publicly-held company’s control is sold.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bonds companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, i.e., they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Track record: accumulated experience.

Treasury stocks: own company stocks acquired to remain in treasury or for cancellation.

Underwriting: term used internationally to define the launching of stocks or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

Verified by Visa: electronic means of debit and credit card transactions verification at virtual stores, providing clients with greater protection and security.

VGBL (Long-term life insurance): this is a life insurance guaranteeing insured’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for those insured who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

V@R (value at risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing access to Internet Banking services.

WebTA: is the online transfer of files between the Bank and its corporate customers with security, efficiency and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phones is made feasible through the use of wireless technology.

Cross Reference Index

Abbreviations	Certifications
List of Main, 10	in International Rules, 177
Activity-Based Costing (ABC Cost), 167	ISO, 165, 172,
Activity-Based Management (ABM), 167	OHSAS, 172, 177, 182
Accounts (see Clients)	SA 8000®: 2001, 177
Checking, 87	Change
Savings, 88	in Number of Outstanding Stocks, 15
Affiliated Companies, 125, 248, 266	in Stockholders’ Equity, 212
Allowance/Provision	Channels – Bradesco Dia&Noite (Day&Night), 137
Breakdown of Loan Operations and of, 243	Charging, 161
x Delinquency x Loss, 84	Clients (see Accounts)
for Doubtful Accounts, 67, 244	Checking Accounts, 87
Alô Bradesco (Hello Bradesco), 165	Per Branch, 136
Analysis	Collection and Tax Payment (see Tax Payment and
Equity, 41	Collection), 161
of the Adjusted Net Interest Income and Average Rates, 60	Committee
of the Statement of Income, 23	Audit, 276
Summarized Statement of Income, 13	Compensation, 276
Asset (under) Management, 18	Compliance and Internal Controls, 276
Funding, 86	Ethical Conduct, 276
Managed, 89	Comparison Purposes, 223
Securities, 252	Compliance, 143, 147
Assets Bookkeeping, 164	Compulsory Deposits, 1, 236
Awards (see Recognition), 96, 99, 101, 107, 108, 168, 195	Consortium, 112
Balance Sheet	Consumer Financing, 79
Banco Finasa, 109	Contents, 9
Bradesco Consórcios, 112	Contingencies, 222, 255
Bradesco Corretora de Títulos e Valores Mobiliários, 119	Controllership, 164
Bradesco Securities, 121	Corporate, 129
by Business Segment, 224	Corporate Strategy, 6
by Currency, 267	Correspondent Banks (See Bradesco Expresso), 133
by Maturity, 269	Corretora de Títulos e Valores Mobiliários, 119
Comparative, 40	Custody, 164
Consolidated, 74, 207	Customer Service Network, 135
Highlights, 15	Data Privacy and Protection Seal, 166
Insurance Companies, 92	Deferred Charges, 221, 250
Leasing Companies, 110	Delinquency, 83
Banco BMC S.A., 217	Deposits
Banco Finasa, 109	by Maturity, Breakdown of, 86, 251
Banco Postal, 132	Demand, 87, 251
Basel (see Capital Adequacy), 17, 150, 270	Savings, 89, 251
BBI, 160	Derivative Financial Instruments
Board	Securities and, 4, 227, 272
of Directors, 276	Derivatives, 4, 220, 227, 233, 271
of Executive Officers, 276	Dividends (See Interest on Own Capital), 15, 262
Borrowings and Onlendings, 254	Dividend Yield, 19
Bovespa (São Paulo Stock Exchange), 20, 119, 171, 172	Dow Jones Sustainability World Index, 171
Bradesco Auto/RE, 99	Employee
Bradesco Capitalização, 104	Benefits, 183, 272
Bradesco Dia&Noite (Day&Night), 137	Number of, 185
Bradesco Empresas, 130	Environment, 173
Bradesco Expresso, 133	Equator Principles, 171
Bradesco Saúde, 97	Executive Committee
Bradesco Securities, 121	Disclosure, 276
Bradesco Seguros e Previdência, 92	Loan, 151
Bradesco Vida e Previdência, 101	Expenses
BRAM	Administrative, 69, 264
Asset under Management, 89	for Allowance for Doubtful Accounts, Net of Recoveries
Branches, 135	of Written-off Credits, 245
Capital Adequacy (see Basel), 17, 150, 270	for Borrowings and Onlendings, 255
Cards, 152	Operating, 265
Cash	Personnel, 69, 185, 264
Flow, 214	Personnel Expenses by Business Segment, 186
Generation, 16	Prepaid, 221, 247
Cash Management	Selling, 95
Solutions, 161	Tax, 265
Certificated Savings Plans, 104

Federal Funds Purchased and Securities Sold under	Loan Portfolio (see Loan Operations), 78, 151
Agreements to Repurchase, 251	by Activity Sector, 81, 242
Financial Statements, 203	by Business Segment, 81
Financial Instruments, 220, 233, 234, 267	by Maturity, 84, 237
Finasa Sports	by Rating, 82
Program, 175	by Risk Levels, 239
Fiscal Council, 276, 278	by Type, 82, 237
Fone Fácil (Easy Phone), 139	Concentration of, 85, 242
Foreign	Consumer Financing, 79
Branches and Subsidiaries, 156, 159	Corporate, 80
Public Issuances, 159	Individuals, 79
Trade Portfolio, 158	Methodology Used for Evaluation of, 151
Foreign Exchange	Movement of, 85
Change in Net Interest Income Items plus Exchange	Performance Indicators, 86
Adjustment, 59	Quality, 82
Portfolio, 246	Renegotiation, 245
Result, 246	Market(s)
Foreign Exchange Portfolio, 246	Capital, 160, 164
Foreign Trade	Export, 157
Portfolio, 158	Import, 157
Fundação Bradesco, 192	Risk Management, 146, 267
Funding, 86	Segmentation, 129
x Expenses, 62	Value, 2, 15, 19
Funds Available, 225	Market Share, 17
Glossary of Technical Terms, 279	Brazilian Savings and Loan System (SBPE), 88
Global Compact, 171	Customer Service Network, 135
Good Priv@cy, 166	Export, 156
Goodwill, 250	Import, 156
Guarantees of Technical Provisions, 260	Income from Private Pension Plans, 101
Highlights, 15	Income from Certificated Savings Plans, 105
Human Resources, 176	Insurance Premium, 93
Ibovespa, 20, 21	Private Pension Plans and VGBL Investment Portfolio, 102
Income	Technical Provisions (Certificated Savings Plans), 105
Breakdown, 58	Management Bodies, 276
Fee and Commission, 68, 264	Mergers and Acquisitions, 160
from Interbank Investments, 226	Minority Interest, 261
on Premiums Retained, 261	Money Laundering
Operating (Other), 265	Prevention, 148
Index	Net Income, 12
Bovespa’s Corporate Sustainability – ISE, 171	Net Interest Income
Notes to the Financial Statements, 216	Analysis of, 60
Indicators, 1	Total Assets X, 63
Financial Market, 64	Variation in the Main Items, 59
Loan Portfolio, 86	Non-Operating Assets, 247
Other, 72	Notes to the Financial Statements
Social, 199	Index, 216
Information Security, 149	Ombudsman, 165
Information Technology (IT), 142	Operating Companies, 91
Insurance Companies, 92	Operating Efficiency, 70
Integrated Management System – ERP, 168	Operations, 217
Interbank Accounts, 236	Insurance, Private Pension Plans and Certificated
Interbank Investments, 219, 226	Savings Plans, 259
Interest on Own Capital, 262	Loan, 78, 236
Internal Controls, 143, 147, 276	Structured, 161
International Area, 156	Organization Chart
Internet, 140	Administrative Body, 126
Banking – Transactions, 141	Corporate, 125
Banking – Users, 141	Other Assets, 247
Investment Bank (BBI), 160	Other Receivables, 246
Investment Funds, 89	Pay Out, 20
Investments	Policies
Composition of, 248	Critical Accounting, 4
in Infrastructure, IT and Telecommunications, 142	of Loan, 150
Lawsuits	Significant Accounting, 219
Civil, Labor and Tax, 255	Premiums
Corporate, 165	Earned by Insurance Line, 94
Leasing	Income on, 261
Companies, 110	Insurance, 93
Loan Granting, 151	Presentation of the Financial Statements, 217

Prime, 131	Market, 129
Private, 130	Self-Service Network
Private Pension Plans, 101	ATMs, 135
Profitability, 56	Bradesco Dia&Noite (Day&Night), 137
Project Finance, 160	Services
Property and equipment in use and leased assets, 249	Qualified Services to the Capital Markets, 164
Quality Management – NBR ISO 9001-2000, 165	ShopCredit, 142
Ranking, 128	ShopInvest, 142
Ratings, 127	Sites, 140, 142
Bank, 127	Social Activities, 192
Insurance and Certificated Savings Plans, 128	Social-Cultural Events, 176
Loan Operations, 85	Social Inclusion, 180, 191
Sustainability, 170	Social Report, 199
Ratio	SPB, 148
Capital Adequacy (Basel), 17, 150, 270	Sponsorships, 97
Claims, 93, 95	Statement
Combined, 93	of Cash Flows, 214
Coverage, 56, 67, 71	of Changes in Financial Position, Consolidated, 213
Expanded Combined, 93	of Changes in Stockholders’ Equity, 212
Fixed Assets to Stockholders’ Equity, 16, 249	of Value Added, 16, 215
Operating Efficiency, 56, 70	Statement of Income, 13, 14, 22
Pay Out, 20	Analysis of, 23
Performance, 17, 93	Banco Finasa, 109
Selling, 93, 95	Bradesco Consórcios, 112
Stocks Valuation, 21	Bradesco Corretora de Títulos e Valores Mobiliários, 119
Reclassifications (see Comparison Purposes), 223	Bradesco Securities, 121
Recognition (See Awards), 96, 99, 101, 108, 168, 195	by Business Segment, 58, 224
Renegotiation	Consolidated, 54, 55, 211
Portfolio of, 245	Insurance Companies, 92
Report	Leasing Companies, 112
Fiscal Council, 278	Stocks
Independent Auditors, 202, 277	Bradesco, 18, 21
Management, 204	Change in Number of, 15
Responsibility	Movement of Capital Stock, 261
Social-Environmental, 169	Number of, 15, 18
Results/Income	Performance of, 15, 21
By Business Segment, 58	Treasury, 18, 263
Exchange, 246	Stockholders
Non-operating, 265	Main, 124
Statement of, 22, 54, 55, 211	Number of, 18
Summarized Statement of Income Analysis, 13	Stockholders’ Equity
Variation of the Main Items of, 58	(Parent Company), 261
Retail (Varejo), 132	Subordinated Debt, 257
Retained Claims, 95	Subsidiaries
Risk	Main, 125
Capital, 149, 270	Transactions with, 266
Credit, 144, 267	Movement of Investments, 248
Levels, 239	Sustainability, 170
Liquidity, 149, 269	Tax Credits
Management, 143, 267	Expected Realization of, 274
Market, 146, 267	Not Triggered, 275
Operating, 96, 113, 145	Origin of, 274
Risk Factors, 2, 147, 268	Tax payments and Collections, 161
Risk Management, 143, 267	Taxes on Income, 1, 4, 220, 273
Savings (see Accounts)	Calculation of Charges with, 273
Accounts, 88	Technical Provisions, 259
Accounts Deposits, 88	Telecommunications, 142
Securities (TVM), 121	Training, 186
Classification of, 77, 227	Transactions
and Derivative Financial Instruments, 227, 272	ATM Network, 137, 138
Market Value of, 271	Fone Fácil, 139
Portfolio Breakdown by Issuer, 77, 228	Internet, 141
Portfolio Breakdown by Maturity, 229	Number of (Banco Postal + Correspondent Banks), 134
Segment and Category, 77, 227, 229	with Parent Companies, 266
x Income on Securities Transactions, 61	Value
Segmentation	Added, 16, 215
Bradesco Corporate, 129	Market, 19
Bradesco Empresas (Middle Market), 130	Market (TVM), 271
Banco Postal, 132	VaR, 147, 268
Bradesco Prime, 131	Vida e Previdência (Private Pension Plans), 101
Bradesco Private, 130
Bradesco Varejo (Retail), 132

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.